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REGISTRANT'S NAME Deutsche Lufthansa

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AUG 1 2 2005
THOMSON FINANCIAL

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FILE NO. 82- 4691 FISCAL YEAR 12-31-04

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DAT : 8/10/05

Lufthansa

Annual Report 2004

82-4691

ARLS
12-31-04

Deutsche

Lufthansa Group:
Key Data

		2004	2003	Change in per cent
Revenue	€m	**16,965**	15,957	6.3
of which traffic revenue	€m	**12,869**	11,662	10.3
EBITDA	€m	**2,071**	1,654	25.2
EBIT	€m	**922**	-444	–
Profit/loss from operating activities	€m	**1,004**	-147	–
Net profit/loss for the period	€m	**404**	-984	–
Operating result	€m	**383**	36	–
Capital expenditure*	€m	**1,783**	1,155	54.4
Cash flow from operating activities	€m	**1,881**	1,581	19.0
Total assets	€m	**18,070**	16,732	8.0
Shareholders' equity	€m	**3,974**	2,653	49.8
Employees as of 31 December 2004		**90,673**	93,246	-2.8
Staff costs	€m	**4,813**	4,612	4.4
Earnings/loss per share**	€	**0.94**	-2.51	–
Dividend proposal per share	€	**0.30**	–	–

**Capital expenditure without equity*

***Number of shares increased to 457.9 million due to capital increase; previous year's figure has been adjusted accordingly*

Previous year's figures only partly comparable due to changes in the group of consolidated companies

Statements according to International Financial Reporting Standards (IFRS) taking account of the interpretations by the International Financial Reporting Interpretations Committee (IFRIC)

Date of disclosure: 23 March 2005

Mission Statement of the Lufthansa Group

Flying is an age-old dream of mankind. That dream has today become commonplace, but not without the endeavours of airlines which have spurred the development of aviation since its infant days. Proud to be among them since its founding is Lufthansa, which has carved its own special niche in the industry from Day One to its present pre-eminence in the global economy. The success of our Group is driven by a talent for developing pioneering ideas and translating them into practice. That gift will continue to shape its future. In more recent decades, Lufthansa has successfully evolved into a global enterprise. It is now re-positioning as a focused aviation group with the passenger airline at its core supported by other business segments operating as airline service providers. The prime objective of the Group is long-term profitable growth. To that end, its efforts are directed at strengthening and expanding the leading position of the airline and its partners in Europe. At the global level, Lufthansa operates the world's biggest route network in harness with its Star Alliance partner airlines.

Our corporate values are the foundations which underpin the Group's efforts towards attainment of its goals:

Focus on customer benefits
The customer is central to our business activities. We tailor our services to customers' needs and offer a wide range of products for different target groups. All our efforts are service-oriented and synonymous with quality, innovation, competence and reliability.

Accent on core skills
Our core skills determine our activities. They enable us to manage our flight networks, nurture partnerships, streamline operative processes on the ground and in the air, and also provide and maintain infrastructure and production factors.

System integration sets the pace
Intensive system integration strengthens our competitiveness over other locations, other airlines and airline alliances. We cooperate closely with major partners, suppliers and infrastructure providers in integrating and optimising our core processes.

Attractive working environment
Our staff are integral to our success. We offer them good working conditions, commensurate incentives for personal development and an energising, international corporate culture. That makes us an attractive employer for qualified, motivated and service-minded personnel.

Long-term profitability
In the interests of our investors, we strive for sustainable and pace-setting value creation in the aviation business. That goal is furthered by sound risk and financial management.

Social responsibility
We are committed to keeping a balance between business and social prerogatives. Environmental protection and sustainable development are the overriding objectives of corporate policy. Active engagement in social projects is ingrained in our corporate culture.

At your service again

That was the slogan which Lufthansa used 50 years ago to present itself and advertise its new flights. The young airline took off in the tradition of the original Lufthansa, retaining the reputed name and the brand identity of the pre-war airline. To mark the new beginning the logo was given a contemporary look, with a parabolic curve and capital letters, as shown on the cover of our Annual Report. In the 1960s, by which time the company was financially secure and no longer needed state subsidies, Lufthansa commissioned none less than Otl Aicher and the Ulmer School of Design to develop a more modern corporate identity. Until his death in 1991 Aicher was one of Germany's leading designers, and his corporate design is still in evidence at Lufthansa today.

Even back then, quality, competence, innovation, reliability and safety were the hallmarks of Lufthansa. In the regulated market at the time, those were the key factors determining competitiveness. Prices were fixed by IATA and required official approval. Lufthansa soon gained a reputation for reliability and technical expertise – and combined with its first-rate inflight service, it offered a quality product. Time and again the company's innovations caused a sensation. Lufthansa was the first airline to deploy the Boeing 747 as a freighter aircraft. In the 1960s it developed the "Airbus", a shuttle service with simple check-in procedures, and for eleven years it operated the Lufthansa Airport Express train service as an alternative to short-haul flights between Cologne and Frankfurt. Lufthansa also persuaded Boeing to build the Boeing 737 – a twin-engine jet aircraft for short- and medium-haul routes. The 737 became the world's best-selling commercial jetliner. Even today, innovation remains a high priority at Lufthansa. The HON Circle programme launched at the end of 2004, for example, brought Lufthansa to the forefront of the competition. With the introduction of FlyNet, Lufthansa became the first airline to provide Internet access on board, enabling passengers to surf the web at the speeds to which they are accustomed on the ground.

Our services are provided by individuals. Their expertise, dedication, creativity and attention to the customer shape the Lufthansa image. But it is not only the staff who have direct contact with customers who ensure the quality of the Lufthansa product. This responsibility is shared by the countless other employees who perform their duties behind the scenes with great care and enthusiasm. In this Annual Report we have selected a number of staff members – including an LSG buyer, an IT specialist and a flight crew trainer – to represent the range of activities in the Lufthansa Group. Services of which our customers may not be aware, but which determine the quality of the Lufthansa product.

Contents

Ladies and Gentlemen

Lufthansa returned to profit in 2004 after a troubled twelve months. Over the business year, the Group convincingly demonstrated its ability to share profitably in traffic growth. Passenger numbers, in fact, rose to an all-time high of 50 million by year-end – a timely boost as we began celebrating our 50th anniversary in 2005.

Despite Germany's persistently poor economic performance vis-à-vis its major international competitors and continuing consumer reticence, we posted an operating profit of €383m in 2004. Not that it was easy: once again, the credit must go to an immense team effort by all Lufthansa staff, especially in view of the dramatic rise in fuel prices, which took its toll in spite of judicious hedging. Thanks to the successful financial year, the Supervisory Board and the Executive Board can resume dividend payouts and propose a payment of 30 euro cents per share.

There were a number of significant events for the Group's future during the year and none more momentous for shareholders than the successful rights issue in June 2004. Thank you for your confidence and support, which give Lufthansa the flexibility it needs to plan its future investments.

Another notable, positive development is that our product innovations have met with an excellent response from our customers. We have continued to secure cost-savings – both inside and outside the Group – and we have trimmed our equity portfolio. The solution at this stage is to focus on core business, core competencies and profitability. Every business segment must focus in future on its core activities under the maxim "less is more".

Business developments varied from one business segment to the next.

The airline business turned in an entirely gratifying performance in the business year. We countered the growing impact on costs from high oil prices by hedging against peaks in the price of crude oil and introducing a fuel surcharge. However, our fuel bill was still up year-on-year by 35.4 per cent.

Expansion of our second hub in Munich progressed very satisfactorily. We now offer more European flights from Munich than from Frankfurt. Since Terminal 2 went into operation, long-haul traffic has doubled and is continuing to grow. With the opening of our First Class Terminal in Frankfurt and two lounges plus the introduction of the HON Circle status at the end of last year, we have set global standards in exclusiveness, quality and service. Lufthansa is and will remain a "first-class" airline. We are becoming increasingly attractive for our customers and our partners.

Despite the strong euro and stiff competition, Lufthansa Cargo is back in the black. Quality improvements and network and product optimisations have been introduced to make the company leaner and better able to react swiftly to market change. The founding of "Jade Cargo International", a cargo carrier owned jointly by Lufthansa Cargo and China's Shenzhen Airlines, is opening up new opportunities for growth in the Asian market for Lufthansa's cargo subsidiary.

Once again, our MRO and IT Services business segments have only good news to report, such as series production of FlyNet, our inflight broadband Internet portal. That is not only an example of excellent cooperation within the Lufthansa Group, but also underlines our pioneering role in the industry in developing customer-oriented technology. The 25-year extension of the Ameco-Beijing joint venture agreement between Lufthansa Technik and Air China is a major success – and will strengthen our position in Asia. Lufthansa Systems broadened its third-party customer base and once more increased its external revenues.

Thomas Cook is now making good headway, and the trend is clearly upwards. Condor reports strong, above-plan growth in passenger numbers. The new team is staying on course and has so far achieved all its interim targets.

The situation in the Catering business segment remains difficult, but we are confident of resolving the LSG problem. Restructuring programmes are in full swing, and steps have been taken to close a number of facilities. Cost-cutting is beginning to bite, although it will still take some time – particularly in the US market – until it is reflected in results.

In all our business areas, we are actively analysing processes, identifying problems and implementing solutions. In early 2004, in an effort to raise profitability, we began to consistently work through our Action Plan – with some success. By year-end 2004, we had realised €378m in cost savings and raised production by 11.7 per cent without increasing staffing levels. The new pay settlement concluded at year-end was a crucial step which will decisively benefit the future viability of Lufthansa.

We must and we will adhere to our cost-cutting programme and also further boost productivity. But our current figures must not delude us: we still need better operating results. In order to remain viable, we must increase our margins and fortify our defences against the volatile nature of the airline business.

Outlook

The aviation industry is in a period of transition, which is challenging for all the market players. Liberalisation and increasing globalisation have greatly increased competitive pressures. New business models have penetrated the industry, leading to excess capacity and fare discounting. The ensuing cost pressures are increasing perceptibly. In the medium term, we expect to see further consolidation in the industry, leading to the emergence of a smaller group of both global and regional carriers. Our aim is to actively shape that market trend in the interests of our shareholders, our customers and our business base.

We are equipped for change.

- We have a strong premium brand, which stands for quality, reliability, safety, expertise and innovation.
- We have highly qualified staff, whose enthusiasm, service mindset and know-how play a vital role in the success of the Lufthansa brand.
- Our company is immensely adaptable. We respond fast to crises and we act whenever we see market opportunities.

In the last 50 years we have overcome many challenges. Over the years, your company has evolved from a small, state-owned airline into a prestigious, successful and global aviation group. We will master future changes by adapting the Group to market needs and focusing on our core business.
We have created the basis for that, and we are excellently positioned:

- we have the most innovative, the safest and most reliable products, and our service is excellent worldwide,
- we have a modern fleet and an extensive network,
- together with our partner airlines we have the densest network in Europe,
- and with the Star Alliance we operate the leading and largest global route network.

In future we will grow both organically and by expanding our partnerships. The customer benefits of our strategy need no emphasising. Our extensive network reach and high frequencies will additionally deliver substantial cost savings. The deployment of the Airbus A380 in our fleet will further strengthen those advantages in the long term.

In order to safeguard our domestic base against international competition, we are cooperating closely with our system partners in Germany. Specifically for that purpose, we launched the "Air Traffic for Germany" initiative together with the federal government, the regions, industry associations and infrastructure partners, such as German Air Traffic Control (DFS) and the Frankfurt and Munich airport operators, in order to secure and develop Germany as a cost-efficient location for the air transport industry.

We are based in Germany. Our home market is Europe, but our growth prospects are in the world market. In order to ensure that we participate in global growth in future, we must not only progress along proven paths but continue to seek new avenues.

Only if we see the changes and problems facing us today as opportunities for tomorrow will we be able to safeguard your company for future generations. I must thank you for supporting the course we have taken. We are grateful for the confidence you have placed in us, and we trust that you will stay with us in the future.

Wolfgang Mayrhuber
Chairman of the Executive Board of Deutsche Lufthansa AG

Wolfgang Mayrhuber
(center)
Chairman of the Executive Board
and CEO
Born 1947, engineer
Board Member since 2001
Chairman since 2003
Appointed until 31 December 2010
With Lufthansa since 1970



Dr. Karl-Ludwig Kley
(right)
Member of the Executive Board
Chief Financial Officer
Born 1951, lawyer
Board Member since 1998
Appointed until 31 August 2008
With Lufthansa since 1998



Stefan Lauer
(left)
Member of the Executive Board
Chief Officer Aviation Services
and Human Resources
Born 1955, lawyer
Board Member since 2000
Appointed until 30 April 2010
With Lufthansa since 1990



For duties, responsibilities and related Group functions see next page; for mandates see page 195

Organisational Chart

Executive Board	**Wolfgang Mayrhuber** Chairman and CEO CEO Passenger Airlines Appointed until 31.12.2010	**Dr. Karl-Ludwig Kley** Chief Financial Officer Appointed until 31.8.2008	**Stefan Lauer** Chief Officer Aviation Services & Human Resources Appointed until 30.4.2010
Related Group functions	Corporate Strategy Corporate International Relations and Government Affairs Corporate Fleet Corporate Communications Corporate Audit	Investor Relations Corporate Finance Mergers & Acquisitions Corporate Controlling and Cost Management Accounting Corporate Financial Statements and Taxes Corporate Legal Affairs Insurances Lufthansa Commercial Holding	Corporate Labour Relations Corporate Executives Human Resources Business Services Industrial Relations Lufthansa Group Corporate Security Corporate Information Management Corporate Infrastructure Projects and Facility Management
Business Segment	Passenger Airlines	Leisure Travel Service and Financial Companies	Logistics MRO Catering IT Services
Regions		Russia	China India
Executive Board Committees		Finance Committee	Corporate Identity

As of March 2005

Business Segments

Executive Boards of Group Companies

Passenger Business

The core activity of the Lufthansa Group is the provision of passenger services. In 2004, the Passenger Business segment generated 63.3 per cent of Group revenue. Besides Lufthansa Air Dolomiti and Lufthansa CityLine are consolidated in the Passenger Business segment.

Lufthansa German Airlines

Wolfgang Mayrhuber	CEO
Thierry Antinori	Marketing and Sales
Carsten Spohr	Services and Human Resources
Carl Sigel	Operations
Dr. Holger Hätty	Network Management, IT and Purchases

Logistics

Lufthansa Cargo is mandated to market and handle airfreight transportation in the Lufthansa Group. Alongside its own freighter services, it sells the belly capacities of Lufthansa passenger aircraft as well as those of Lufthansa CityLine, Condor, Spanair and US Airways.

Lufthansa Cargo AG

Jean-Peter Jansen	Chairman, Logistics and Production
Stephan Gemkow	Human Resources and Finance
Dr. Andreas Otto	Marketing and Sales

Maintenance, Repair and Overhaul (MRO)

Lufthansa Technik is among the world's leading providers of aircraft maintenance and repair services. It also services and repairs aero-engines, equipment and components. The MRO group operates a network of 24 MRO facilities around the world.

Lufthansa Technik AG

August-Wilhelm Henningsen	Chairman
Dr. Thomas Stüger	Product and Service
Dr. Peter Jansen	Finance
Wolfgang Warburg	Human Resources

Catering

Through LSG Sky Chefs, the Lufthansa Group covers about a third of the world's airline catering market. This business segment is undergoing comprehensive restructuring in order to adapt to the incisive cuts in inflight service in the airline business. The catering group encompasses around 140 companies, worldwide.

LSG Lufthansa Service Holding AG

Walter Gehl	CEO, Finance, Human Resources, Information Management, Corporate Functions
Jochen Müller	Inflight Service Solutions
Thomas Nagel	Operations and Sales

Leisure Travel

The Thomas Cook AG international leisure travel group (half-owned by Lufthansa) is actively involved in all value-added chains in the tourist business – from hotels to tour operators, sales and service agencies. The group is implementing sweeping rehabilitation measures to counteract the crisis in the leisure industry.

Thomas Cook AG

Wolfgang Beeser	Chairman and CEO
Dr. Peter Fankhauser	Travel Product
Heinz-Ludger Heuberg	Finance and Human Resources
Ralf Teckentrup	Airlines

IT Services

The Lufthansa Systems group has evolved into a world leader in providing IT products and services to the airline and aviation industry. More recently, it has established a firm foothold as a competent partner in related industries.

Lufthansa Systems Group GmbH

Dr. Peter Franke	Chairman (until 31 March 2005)
Wolfgang F. W. Gohde	Chairman (as of 1 April 2005)
Dr. Gunter Küchler	Sales and Marketing

From State-Owned Airline to Global Aviation Group

Two aircraft sporting the crane logo on their tailfin took off almost simultaneously in Hamburg and Munich on 1 April 1955. Just over two years after Lufthansa's re-founding, the young airline was finally able to commence scheduled services. In 1951, the Federal Government had commissioned Lufthansa's pre-war flight operations manager Hans M. Bongers to look into the prospects of establishing a new German airline. His efforts led in 1953 to the founding of the Aktiengesellschaft für Luftverkehrsbedarf (Luftag). At the second Luftag Annual General Meeting in August 1954, the new airline company was renamed Deutsche Lufthansa AG.

On its re-entry into the airline community, Deutsche Lufthansa AG elicited little interest among private investors despite all the efforts of its founders. Consequently Lufthansa started life as a state-owned airline. Since its equity was almost entirely in state ownership, the company staff counted as public sector employees entitling them to participation in the state-run VBL supplementary pension fund, into which Lufthansa – and, initially, the employees themselves – paid monthly contributions. This was to prove a major obstacle in later efforts to privatise the airline.

Lufthansa quickly established a niche of its own among the world's major airlines. Aided by its technical competence, its quality standards and the loyal commitment of its staff, it established a firm foothold in the airline industry and embarked on a path of steady growth. From a total of 2.6 million passengers ten years after recommencing flight operations, Lufthansa was carrying 13.7 million a further 15 years on. The route network stretched increasingly across the globe. In the 2004 business year, the passenger count rose to an all-time high of more than 50 million. The airfreight business was no less successful: it gained increasingly in importance on the back of the German economic miracle and the export-oriented drive of German industry. Lufthansa was the first airline to deploy jumbo freighters in 1972.

For all airline-related services, Lufthansa instituted its own business divisions: from MRO and flight training to inflight catering and ground handling. Hamburg became the airline's major base for aircraft maintenance services and overhauls, Frankfurt evolved into the airline's home base responsible for flight operations, catering and line maintenance. The pilot school was established in Bremen; Head Office was accommodated in Cologne.

Incipient privatisation in 1965

Business success came in the Sixties. Whereas the state had had to absorb the airline's losses in the early years, it began cashing in from the dividends it began paying in 1969. State subsidies gave way to regular dividend payouts in most of the subsequent years. Lufthansa posted its first profits in 1964. By then, the time had come to garner interest among private investors and trigger a get-out by the state. In a capital increase, the government waived some of its pre-emption rights to allow private investors to acquire Lufthansa shares. The rights issue was oversubscribed and the shares had to be allocated. In May 1966, Lufthansa shares were admitted to the stock exchange and official trading in them began on 14 April. The capital increase diluted the government's stake to 74.31 per cent.

As the airline entrenched its position in the industry, the government made increasing use of options to further dilute its stake. Its shareholding in the airline fell to 65 per cent in 1987 and to an even lower 51.62 per cent in 1989, still a controlling majority but hovering only slightly above the key 50 per cent threshold. However, further moves towards privatisation were still blocked by the state-run VBL pension fund which required the government to retain a majority stake in order to safeguard the pensions of Lufthansa employees. The problem was finally resolved when Lufthansa withdrew from the VBL scheme after itself assuming the supplemental benefit entitlements of its existing staff and initiating a new company pension plan for future employees. In accordance with aviation conventions, Lufthansa still had to provide proof that it was majority-owned by German shareholders, since only as a German airline could it retain the international traffic rights agreed in bilateral accords with other countries. When the government's stake in the airline fell to 35.68 per cent in 1994, the MGL-Gesellschaft für Luftverkehrswerte with 10.05 per cent of Lufthansa equity ensured, together with the stakes held by the public shareholders – German Rail,

Deutsche Post Office and the State of North Rhine-Westphalia – that majority ownership remained in German hands. Three years later, the government stipulated in the Aviation Compliance Documenting Act (LuftNaSiG) that German airline companies could issue only registered shares, of which records including a shareholder's nationality are kept in a share register to allow the company to provide proof of German ownership. For that very purpose, in September 1997, all Lufthansa stock was converted into registered shares. That paved the way for the airline's complete privatisation on 13 October 1997.

Crisis in the Nineties
Lufthansa has had its ups-and-downs in its 50-year history. The go-slow by German air traffic controllers in the Seventies, economic fluctuation and wars all combined to throw the airline off track and into losses, which the company offset by injecting its own funds. In the early Nineties, Lufthansa was deeply mired in its worst-ever crisis. The Gulf war, economic malaise and the liberalisation of European air traffic impacted a company which had grown strongly in the Eighties and, additionally, was still struggling to contend with the effects of over-dimensional expansion of its fleet. Only with immense effort, a sweeping rehabilitation programme, thorough restructuring and the shedding of 8,000 jobs did it manage to engineer its recovery. An open-skies agreement with the US gave Lufthansa greater freedom and opened the path to cooperation with United Airlines and, subsequently, to the founding in 1997 of the world's first multi-airline grouping, the Star Alliance. It was at this time that Lufthansa also launched its Miles & More customer loyalty programme for frequent flyers.

The creation of the Aviation Group
The crisis transformed the company mindset. Rigorous cost management became the norm and profit centres accountable for their own results were set up in the Group. In 1995, the MRO, cargo and IT businesses were spun off as independent companies with a mandate to make their own way in their specific industry and pursue market leadership. Through greater entrepreneurial drive, especially in pursuit of business outside the Lufthansa Group, and improved cost transparency, the new subsidiaries operated altogether more productively and boosted earnings. The passenger business division began operating as an autonomous segment within the Group under the aegis of the parent company. The catering business had already been hived off in 1966 as LSG Lufthansa Service GmbH. The Condor holiday carrier was incorporated in 1997 into a joint leisure travel group half-owned by Lufthansa and the KarstadtQuelle retailer. In a word: Lufthansa evolved from a monolithic airline into an aviation group made up of strong individual companies operating in six strategic business segments. The subsidiaries must be competitive in their respective markets and create long-term value. The object of this construct was, not least, to uncouple Lufthansa from the adverse influences of a volatile aviation industry and position the Group on a broader business basis. In subsequent years, the Aviation Group turned in the best-ever results in Lufthansa's history. In the 1998 record year, operating profits reached an all-time high of €1.1bn and were near the same figure in the following year. The share price, fuelled by buoyant passenger business, peaked at €28.10 in 1998.

Positive as those developments were, they were rudely interrupted by the shock waves from 9/11. The terrorist attacks in the US plunged the international air traffic industry into its deepest crisis yet. Their impact made deep inroads not only in passenger traffic but also in the Group's other business segments. Although signs of recovery began emerging in 2004, the entire airline industry is still a distant remove from its successes in the Nineties. The legacy airlines are coming under growing pressure from new business models best evidenced by those brought into the market by low-cost carriers. In response to the new challenges, Lufthansa is centering its strategy with sharper focus on its biggest business segment – passenger traffic. Developments in all other of the Group's business segments will be governed by their relevance for the Passenger Business segment. The strengths and virtues honed in times of crisis will also help Lufthansa to operate successfully in the market in the future.









The Lufthansa Group

"Creating a good atmosphere in which everyone feels at ease – that is the philosophy of the HON Circle concept. In order to meet our passengers' requests, no matter how big or small, routine or exceptional, we develop creative ideas and surprisingly simple solutions."

Zdenka Vucković
Personal Assistant,
First Class Terminal
Deutsche Lufthansa AG

Corporate Governance at Lufthansa

Corporate governance in international parlance denotes proper and responsible management and supervision of listed stock corporations – for the benefit of shareholders and investors. The German Corporate Governance Code, which was adopted by a government commission in February 2002, aims at making the German corporate governance system transparent and easily comparable for international investors. Its provisions require the supervisory and executive boards of all listed companies to issue an annual statement setting out the extent to which the company is in compliance with the Code.

The Lufthansa Group has instituted efficient structures and processes which ensure responsible and transparent corporate governance geared to increasing the sustainable value of the company and the observance of shareholders' rights. The Group's managerial and supervisory structures are founded on the Stock Corporation Act, codetermination and capital market legislation as well as our Articles of Association and the Corporate Governance Code as implemented specifically at Lufthansa. Our structures did not merit any fundamental adjustment in meeting the provisions of the Code. Since the Group's corporate governance was explained in depth in the 2002 Annual Report as well as on the Internet (www.lufthansa-financials.com), we have confined this report to developments in the 2004 business year.

The Lufthansa Supervisory and Executive Boards issued the following declaration of compliance on 8 December 2004:
"In accordance with Article 161 of the German Stock Corporation Act, the Executive Board and Supervisory Board of Deutsche Lufthansa AG hereby declare compliance with the recommendations of the Governmental Commission on the German Corporate Governance Code as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette, with the exception of the individualised publication of the remuneration of Executive Board members in the Notes to the Consolidated Financial Statements.

Furthermore, in accordance with Article 161 of the German Stock Corporation Act, the Executive Board and Supervisory Board of Deutsche Lufthansa AG hereby declare that in future the recommendations of the Governmental Commission on the German Corporate Governance Code as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette will be complied with in full. The recommendation contained in Section 4.2.4, Sentence 2 of the Code that the remuneration of the individual members of the Executive Board be published in the Notes to the Consolidated Financial Statements will be implemented for the first time in the 2004 Annual Report, as the Executive Board members have meanwhile declared that they agree to the publication of the aforesaid information."

Moreover, Lufthansa is also in compliance with most of the optional suggestions contained in the Code. Information on our adherence to each individual recommendation or suggestion is available in a table on our website (www.lufthansa-financials.com).

Shareholders and the Annual General Meeting

For some years now, shareholders have been able to register their attendance at the Annual General Meeting and order admission tickets on the Internet. They can also appoint online proxies nominated by the company to exercise their voting rights. A new service, introduced last year, allows shareholders to use the web to update their address in the share register. We intend to make wider use of the Internet in organising the Annual General Meeting and in 2005, for the first time, we are emailing many of the invitations to the AGM. Additionally, shareholders can tune in live to the Annual General Meeting on the web and listen to speeches by members of the Executive Board and Supervisory Board.

Cooperation between Executive Board and Supervisory Board

The Executive Board informs the Supervisory Board and its committees regularly, promptly and comprehensively about developments at the Group, business performance and issues relevant to risk exposure and risk management. It coordinates the Group's strategic direction with the Supervisory Board and discusses its implementation. The reporting duties of the Executive Board are detailed in the rules of procedure as are the business transactions that require the Supervisory Board's approval (see the Report of the Supervisory Board on page 90 of this Annual Report).

The Executive Board and Supervisory Board are personally liable to the company for damages resulting from negligent breach of their fiduciary responsibilities. Lufthansa has taken out a D&O (directors and officers' liability insurance) policy with commensurate deductibles to be defrayed personally by Executive and Supervisory Board members.

Remuneration of Executive Board and Supervisory Board

In addition to a fixed annual salary, emoluments for the Executive Board include variable remuneration that depends on the Group's absolute operating results published in accordance with IFRS in the Annual Report as well as on their year-on-year improvement. The basis for calculation is the result disclosed in the Annual Report. For every €100m of operating profit and result improvement compared with previous year, Executive Board members receive a bonus averaging twelve per cent of their fixed annual salary. They may also invest up to €60,000 on their own account in the LH-Performance programme introduced in 2002. The programme limits disbursement to a maximum of €252,000 (see on page 167, Notes to the Consolidated Financial Statements).

Stock option plans or similar-type schemes with long-term incentives and risk exposure do not count as components of remuneration at Lufthansa.

The individual remuneration of the members of the Executive Board in 2004, subdivided into fixed and variable components, is disclosed in the Notes to the Consolidated Financial Statements on page 187.

Members of the Supervisory Board are paid a fixed fee of €20,000 for exercise of their duties in accordance with a resolution adopted at the Annual General Meeting in 2003. They additionally receive variable remuneration of €1,000 for each €0.01 per share in excess of € 0.25 per share of the dividend distributed to shareholders. The Board chairman receives three times, the deputy chairman one-and-a-half times that amount. Each member of a committee is paid an additional 25 per cent, the chairman of a committee 50 per cent of that variable remuneration. However, these emoluments are paid only if a committee meets at least once during the business year. Supervisory Board members are moreover extended expense allowances (especially travel expenses) and a fee of €500 for attendance at each meeting. In 2004, the Supervisory Board members were not paid any fee, nor did they derive any advantage for personal services, in particular consulting and agency services. The remuneration accorded to individual members of the Supervisory Board in the year under review is included in Other Disclosures to the Notes to Consolidated Financial Statements on page 189.

Supervisory Board and committees

The present shareholder representatives on the Supervisory Board were elected at the Annual General Meeting on 18 June 2003; the employee representatives were appointed in the spring of that year. The term of office of the Supervisory Board expires at the close of the Annual General Meeting in 2008. In the year under review, employee representatives Ilona Ritter and Peter Geisinger stepped down from the Supervisory Board. Steffen Kühhirt, ver.di trade union secretary, was appointed in lieu of Ilona Ritter by the Cologne District Court. Captain Thomas von Sturm, an elected deputy member, took up the seat previously held by Peter Geisinger. At its final meeting of the 2004 business year, the Supervisory Board discussed the efficiency of its activities.

The Lufthansa Supervisory Board has formed three committees: the Nominating Committee, the Audit Committee and the obligatory Arbitration Committee pursuant to section 27 para. 3 of the Co-Determination Act.

The members of the Executive Board and Supervisory Board with their mandates are listed on page 192 of this Annual Report as are the Supervisory Board committees.

Transparency and shareholder information

We use the web to communicate information promptly and impartially to shareholders, investors and analysts as well as to the general public. Online information, in German and English, includes all ad hoc releases, our annual and interim reports as well as communications pursuant to section 15a of the German Securities Trading Act and monthly reports on the performance of the Group's airlines. Also available on our website are declarations of compliance with the German Corporate Governance Code as well as information about the Group, the Executive and Supervisory Boards and organisational structures. Corporate communications are published in the electronic Federal Gazette insofar as not otherwise prescribed by law. This procedure is anchored in our Articles of Association.

In the year under review, one transaction subject to disclosure in accordance with item 6.6 of the Code was executed: on 13 August 2004, the Chairman and CEO, Wolfgang Mayrhuber, acquired 3,500 Lufthansa shares at a per-share price of €8.52. To our knowledge, no other transaction of that nature was carried out during the year. Although Executive Board members participated in the "LH-Performance 2004" stock option programme in September, none of them invested more than €25,000, the minimum level at which notification up to 30 October 2004 was required for such transactions. To our knowledge, no member of the Executive or Supervisory Board possesses company stock, options or derivatives worth more than one per cent of the shares issued by the company. The total shareholding of all Executive and Supervisory Board members does not surpass one per cent of the issued shares.

Reporting and year-end audit

In September 2004, the Supervisory Board commissioned PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Düsseldorf, the auditor elected by the Annual General Meeting, to audit the Consolidated Financial Statements for 2004 and took note of the auditor's statement of independence. The Supervisory Board has requested the auditor to notify it of any grounds for disqualification or conflict of interest occurring during the audit, if such grounds cannot be eliminated immediately. It has also instructed the auditor to inform it of any major facts and events of importance that may constitute a misstatement by the Executive Board and Supervisory Board in their declaration of compliance with the Corporate Governance Code (see on Report of Supervisory Board on page 90).

Improved investor protection

The amended Investor Protection Act (AnSVG) came into force on 30 October 2004. Its aim is to improve investor protection by providing better information about the capital market and to safeguard against market malpractice. The new law necessitated amendments to relevant provisions of the German Securities Trading Act (WpHG) in respect of insider dealing, the right to ad hoc information and regulation of market manipulation.

Lufthansa quickly accommodated those changes by setting up a Compliance Office in order to ensure that the new provisions were implemented and observed. An Ad Hoc Clearing unit, comprising representatives from diverse specialist departments, monitors the ad hoc relevance of facts and other issues. Moreover, all persons with access to insider information have been listed in insider directories and informed about their ensuing legal obligations.

Section 15a of the Securities Trading Act was also amended: it now obliges members of the Supervisory and Executive Boards as well as senior Lufthansa management to disclose transactions with Lufthansa shares or financial derivatives once their total value exceeds in aggregate the sum of €5,000 by the end of the calendar year. Both natural persons and legal entities closely related to the aforementioned persons are subject to that obligation. It is our policy to report such transactions and publish the information on our website.

Corporate strategy – Aviation Group focused on core passenger business

Amid profound change in the international aviation industry, Lufthansa is sharpening the Group's focus on its core passenger business by virtue of necessity and prudent foresight. Future development of all other business activities will depend on their contribution to passenger traffic operations. At the same time, the Group will redouble its efforts to rehabilitate problematical business segments. This strategy will be based on financial stability and flexibility.

Air transport is an expanding business with projected growth rates of between five and seven per cent yearly. Its future prospects were convincingly substantiated by industry developments in the past year: passenger traffic was up by 14 per cent (measured in revenue passenger-kilometres) and freight traffic by 13 per cent (measured in freight/mail tonne-kilometres). After the shock waves unleashed by 9/11, and the industry's travails brought on by the Iraq war, SARS and economic malaise in 2003, the airlines were back on their feet. At the same time, high growth rates were accompanied by earnings losses amid fiercer competition, concomitant excess capacities in the marketplace and growing pressure from no-frills airlines. High oil prices additionally inflated costs which cutbacks were unable to absorb entirely. Against that background, we are expecting the industry to consolidate in Europe in the medium term and spawn the emergence of both global network airlines as well as regional niche operators.

Air traffic: long-term growth industry
Market size 2002 in bn revenue passenger kilometres and yearly growth rates 2003–2022


4.1
5.0
4.5
5.7
8.4
(China)
5.6
5.1
5.6
5.1
5.1
7.3
200
Market size 2002 in bn RPKs
Intercontinental traffic (long haul)
Intra-continental traffic (medium and short haul)
x.x
Market growth 2003–2022 in per cent

Source: Boeing Market Outlook

Lufthansa on a solid base – strong brand and competence

The Lufthansa Group is positioned on a sound base and well equipped to meet the challenges confronting the industry. It is a premium brand noted for honouring its promises. The name stands for quality, innovation, reliability, competence and safety. The Group also possesses the core competencies and production resources required to operate successfully in the air transport market. It is exceptionally positioned, both economically and financially, and employs service-oriented, highly trained and committed people whose enthusiasm and know-how are sure guarantees of Lufthansa's continued success.

Focus on network carrier model drives active portfolio management


1991 Integrated functions
Monolithic airline
1994 Divisions
Financial investments
Passenger Business
Cargo
MRO
Systems
Globe Ground
Catering
Condor
Amadeus
1997 Strategic business units
Passenger Business
Cargo
MRO
Systems
Globe Ground
Catering
Condor
since 2000 Active portfolio management
Disposal
Sky Chefs Acquisition
Th. Cook Acquisition
Share Disposal
Share Disposal
Exchange-able
September 11, 2001
IPO
IPO
Share Disposal
The focused Aviation Group

In the past decade, Lufthansa has evolved from a functionally structured monolithic company into an aviation group with autonomous business segments. Operating as independent subsidiaries, those business segments must be competitive in their respective markets and create long-term value. However, those businesses are increasingly having to struggle against external influences and severe competition. None has been more exposed to market upheaval than the catering business, which has been unable to reproduce its performance of earlier years since the downturn in 2001. In its most important market in the US, the industry leader is embroiled in a process of deep-rooted change that demands its comprehensive restructuring. We assume that demand for inflight catering will never return to the level prior to the crises. Profound change is also evident in the leisure travel business, where the growing influence of no-frills carriers has changed travel patterns, with customers increasingly migrating from conventional package tours to personalised holiday solutions.

Owing to those developments in the industries in which the business segments operate, the Group is unlikely to be able to position all of them lastingly as market leaders. It is, therefore, eminently sensible and necessary for the Group to re-align and sharpen its focus. By virtue of its core competencies and size, passenger business is the natural centre of Group activities. The importance of the other segments for, and their competence fit with, the Passenger Business segment will be defining factors in the Group's future development. By that yardstick, the nearest to the core are companies which underpin the competitiveness of the Passenger Business segment by delivering essential services for production or the infrastructure, or which organise and maintain route networks and operational processes. To that end, the Lufthansa Group initiated active portfolio measures during the business year, such as the sale of shareholdings in Amadeus Global Travel Distribution, the Lufthansa Gebäudemanagement group, Chef Solutions and the Tank & Rast motorway service stations company. Our strategy is geared to serving the interests of customers, shareholders and the staff. Only an economically successful company can earn the financial resources for investments that furnish adequate services for customers, provide secure employment for the staff and make the company an attractive proposition for shareholders.

In order to drive the Aviation Group forward and generate long-term growth, we concentrate on two objectives: we intend, for one, to continue forging ahead with the rehabilitation and recovery of business segments beset with problems. And, for another, we will systematically pursue expansion of our core passenger business.

Strategies of business segments

As regards passenger business, Lufthansa's aim is to expand its position as Europe's leading network carrier. Its progress towards that goal will be measured not only by the transport services it lays on but also by its creation of long-term value. The main task remains to establish market-driven and efficiently managed route networks both within the Group's own domain and in conjunction with alliance, codeshare and regional partners. A principal role will devolve upon the Star Alliance. In harness with partner airlines, we will press ahead with harmonising our supporting systems within the alliance. That means raising service quality and making greater use of synergies that reduce costs. It includes utilising the market clout of the Alliance, for example, in the construction of new airports and terminals, in the procurement of communications services or the design specifications of new aircraft. By enlisting new partners, the Star Alliance is lengthening its lead over other airline alliances, notably by further strengthening its European feeder network.

Matching our services to demand is another major cornerstone of our strategy. Lufthansa offers price-conscious customers a simple-standard flight at a discounted price and for more discriminating passengers a higher-quality service with flexible booking options and concomitant, top-end service elements. In the past business year, we revamped and upgraded Business Class significantly on both long-haul and short-haul routes and moved ahead of the competition in the First Class segment with the opening of our own new terminal and the introduction of the HON Circle status for premium passengers. Our frequent flyer programme Miles & More, the leading European customer retention programme, will further boost its attractiveness in the future by incorporating new partners outside the travel industry.

On the operating level, we are also excellently poised: our hub system centring on Frankfurt and Munich has all the ingredients for expansion. The incorporation of further partner airline hubs in the network allows us to operate a multi-hub strategy with additional growth opportunities. By expanding frequencies and deploying larger aircraft, that system gives us cost advantages over smaller competitors. It will prove to be even more advantageous when the world's biggest airliner, the Airbus A380, enters service with the Lufthansa fleet from 2007.

To keep our services competitive, we practise rigorous cost management, we reduce our dependencies and reappraise vertical integration at the Group. An ongoing example of those efforts is our Action Plan, which is aimed at improving yearly results by €1.2bn after year-end 2006.

By exercising influence at relevant stages in the value-added chain, we intend to reduce costs and thereby strengthen our core business. A major step in that direction is the "Air Traffic for Germany" initiative launched in cooperation with the national and regional government, industry federations and infrastructure partners such as air traffic control and airports. The objective of the project is to secure and develop Germany as a cost-efficient location for the air transport industry.

In the Logistics business segment, Lufthansa Cargo is broadening its cooperation with partners and seizing opportunities in a globalising industry. China, a growth market, is one focus of its activities. The logistics services provider in the Group is involved in the operation of the new cargo base in Shenzhen and also joined a Chinese partner there during the year in setting up a Chinese cargo carrier. Aside from continuing operations as market leader in the airport-to-airport segment, Lufthansa Cargo will seek further growth in the profitable premium and standard cargo business. It is adjusting vertical integration at the company and reducing the complexity of its business processes so as to increase its flexibility and sharpen its response to market change.

In the MRO business, Lufthansa Technik has a convincing product portfolio which will stand it in good stead in the marketplace. Its strategy is geared to further expanding its business with customers outside the Lufthansa Group, especially by internationalising its production operation. Expanding international bases gets the company closer to its customers and allows the MRO business to take advantage of lower local cost structures and reduce its unit costs; it additionally lessens the impact of adverse currency movements on company results. Aside from the MRO business, Lufthansa Technik is broadening its reach with asset management skills and the development of new products.

Business with clients outside the Lufthansa Group is also of growing importance in the IT Services business segment. Alongside the specific IT solutions which the Lufthansa Systems group develops for the airline industry, it is broadening its customer base in other related industries. By localising production at foreign bases, it is improving its cost structure and its competitiveness.

Restructuring is continuing at LSG Sky Chefs. Amid dramatic changes in the catering business environment, the group is concentrating on lowering costs and improving flexibility. Towards that end, it is standardising processes in airline catering and streamlining the LSG portfolio. The LSG Sky Chefs group is both optimising mass-product processes as well as developing quality inflight cuisine.

The Thomas Cook leisure travel group is focusing on just two segments in its core markets: package holidays and airlines. It attaches equal importance to business activities in both those segments in order to make the most of synergies in the Thomas Cook enterprise. Synergies are being optimised especially in the IT sector, procurement, the hotel business and airline handling.

Financial strategy

Lufthansa's financial strategy lays great emphasis on maintaining the company's financial flexibility and a solid credit standing. The significance of those objectives is accentuated by the volatile developments in the airline industry in recent years. Moreover, they furnish major competitive advantages in the expected consolidation process facing the industry. Against that backdrop, the Group further developed and entrenched its financial strategy in 2004.

Lufthansa aims to strengthen its capital structure on a sustainable basis so as to position the Group on a firm footing for its long-term growth. The capital measures which were taken in the business year have already made a major contribution towards equipping the Group with commensurate own resources to fund its fleet expansion plans. In the medium term, the equity ratio is to be raised from the present 22.0 per cent to 30 per cent. Alongside adequate retained earnings, the ratio will benefit from the outsourcing of company pension obligations, which began in 2004. For that purpose, Lufthansa has set up a securities-based fund under a Contractual Trust Agreement (CTA) to accommodate its retirement benefit obligations and remove them entirely from the balance sheet over a period of 10 to 15 years. This will provide staff with additional funded cover for their company pension entitlements. The pension commitments still shown in the balance sheet have been included in the calculation of the gearing since 2004. Gearing, including pension provisions, is to be reduced in the medium term from the present 93.5 per cent to within an unchanged target corridor of 40–60 per cent.

Dividend payments at Lufthansa are determined by the operating results and net profits have to allow for dividend payment. Given those conditions, Lufthansa aims for dividend payment continuity. Should earnings reach an exceptional level, they can lead to an exceptional dividend payout, provided the capital structure objectives are achieved.

Lufthansa maintains a liquidity reserve to ensure resources are permanently available for financing requirements as a safeguard against cyclical fluctuations in business activity and volatile financial markets. It is company policy that the liquidity level should not fall below an amount of €2bn. Investment of the funds is tied to their purpose.

Lufthansa's creditworthiness underpins the confidence of investors with whom it entertains long-standing partnerships. Additionally, Lufthansa is currently the only European airline to merit an "Investment Grade" rating from the rating agencies Moody's and Standard&Poor's. This allows the company to address a host of further investors via the capital markets.

Broad market access allows Lufthansa exceptional flexibility in the industry in its choice and shaping of financing options. That flexibility is utilised actively to optimise the portfolio. To meet the Group's financing requirements, Lufthansa subjects all markets to detailed analysis: it selects its financial instruments, ultimately, on the basis of their cost, while ensuring adherence to its flexibility and credit-standing targets. Keeping a significant percentage of the fleet free of debt contributes significantly to the maintenance of optimum financial and operative flexibility, and, as such, supports the Group's credit rating. At the balance sheet date in 2004, around 80 per cent of Lufthansa aircraft were unencumbered.

During the business year, financial management at the Lufthansa Group was analysed and methodically reappraised in a project labelled "Lufthansa Finance Cockpit", which was launched in conjunction with the ongoing development of risk management. The findings will be implemented in 2005.

Enhanced financial management is subject to a 'financial constitution' which spells out worldwide rules in the Lufthansa Group for integrated examination of all financial risks. This control system takes account of the diverse requirements of risk management, balance sheet disclosures, corporate credit standing and value management.

Control of financial risks has been upgraded, largely by optimising risk analysis and instituting company-wide risk management. In currency and fuel price hedging, the Group relies on greater risk-related differentiation coupled with set procedures for minimising price fluctuations. In interest management, it accords greater weighting to variable interest rates in view of the industry's exposure to cyclical change.

Methodical implementation of risk management is supported by installing consistent organisational structures in Group financial management, financial controlling and internal auditing. Modern IT systems, regular risk reporting and ongoing meetings of financial risk committees facilitate in-house communications on risk issues.

The financial stability and flexibility ensuing from Lufthansa's comprehensive financial strategy establish the foundation for the profitable implementation of the Group's growth strategy in the coming years.

Staff: the cornerstones of our success

The efficiency, competence and customer focus of the 90,000 people we employ around the world are the keys to the group's performance and success. As a globally active service enterprise, we naturally pursue a clear and consistent human resources strategy which is based on respect for the individual, fairness and quality as well as ongoing educational opportunities.

Strong brand and competence
Awards for Lufthansa 2004

Business Traveller Award 2004:
"Safest airline in three categories: Intra-German and European traffic, traffic to North and South America as well as Asia/Pacific". Additionally, first prize for company website.
Business Traveller Deutschland

Five Star Diamond Award 2004
"For exceptional quality and service"
American Academy of Hospitality Sciences

Mercury Award 2004
For "Vinolok" glass wine-stopper to maintain the quality of fine wines on board
International Flight Catering Association IFCA

German Environment Reporting Award 2003/2004
Lufthansa CityLine for best Environment Report
Wirtschaftsprüferkammer Berlin (Auditor's Chamber Berlin)

BIRD – Best Investor Relations Award Germany 2004
Best overall IR work in a survey of Germany's blue-chip companies
"Börse online" Germany

Implementation of Action Plan gathers pace

An Action Plan is underway across the Lufthansa Group to ensure profitable growth by generating a yearly result improvement of €1.2 bn on a sustainable basis by the end of 2006. The Group made great strides in implementing the Plan in the 2004 business year but was not quite on target. Lufthansa still intends to take it forward and improve results by €780m by year-end 2005.

The airline business environment has changed profoundly in recent years, especially in Europe and Germany. Demand may have risen again after years of crisis but it has not fundamentally bettered the earnings position of many of the airlines due to excess capacities and the high oil price. The legacy carriers have additionally come under pressure from the growing spread of no-frills airlines, whose low prices are changing consumer travel patterns. In order to achieve profitable growth in these circumstances, Lufthansa introduced an Action Plan last year, which is designed to improve yearly results by €1.2bn from the end of 2006. The measures taken in the plan are, for one, intended to reduce costs and raise productivity and, for another, to generate additional earnings by optimising production processes. The plan targets contributions towards cost savings and improved earnings from four sources: external and internal providers, as well as the staff; and, fourthly, from an optimised production framework and processes.

Cost reductions of €430m planned for 2004 – thereof €378m implemented


€99m
110%
External providers €90m
€119m
103%
Internal providers €115m
Production framework & processes €120m
€90m
75%
Staff €105m
€70m
67%

Implementation of the Action Plan made great strides in the business year, with contributions from all four sources. However, not all the targets set for lowering labour costs were met owing to longer delays than expected at pay talks with collective bargaining partners. Pay settlements with cockpit crews and ground staff were not reached until December and will only begin reducing labour expenses appreciably in 2005. Negotiations with cabin crews are still underway. As a result, Lufthansa fell slightly short of its declared target of improving results in the 2004 business year by €430m. Costs were reduced by €378m but that was €52m short of the projected figure. However, the shortfall will be made up in 2005. By year-end, we are targeting improved earnings totalling €780m.

At year-end 2005 cost reductions of €780m will be realised


External providers €205m
Production framework & processes €170m
Internal providers €230m
Staff €175m
2004–2005: €780m
2006: €420m
from year-end 2006 sustainable result improvement of €1.2bn

External providers

From its external providers, Lufthansa gained savings in excess of the targeted €90m for 2004, which improved results by €99m. Much of the credit for that must go to the net price model which came into force in the sales operation in Germany on 1 September. Since its introduction, travel agencies no longer enjoy their previous status as sales representatives nor are they paid agency commissions for ticket sales. Instead, the agencies and Lufthansa itself charge customers a fee for consulting services and flight bookings. No problems were encountered when switching to the new system, neither was there a drop in ticket sales. Changes, which were also made in the sales model in other European countries, realised further, significant savings on agency commissions. The outlay on payments to travel agencies was additionally reduced by stepping up direct sales. Other measures taken under the Action Plan have tightened the reins on procurement and increased the use of electronic tools in the buying process. Greater use is also to be made of joint procurement within the Star Alliance with a view to generating cost advantages. Exemplary in this context is the agreement with BEA Systems on the use of BEA application structure software, and the specification and procurement strategy for regional aircraft.

No project in this area is perhaps more important than the "Air Traffic for Germany" initiative, in which national and regional governments have joined forces with Lufthansa and other operators in the air traffic industry in an effort to make air services from a German base more competitive.

In 2005, we are targeting further savings from external providers so as to improve results from that source by €205m.

Internal providers

Savings of €119m from internal providers in the 2004 business year were also higher than planned. The original target from this source for the year was €115m. In cooperation with the Passenger Business segment, Lufthansa Technik has, for example, reorganised and streamlined MRO work on aircraft in service with the Group's airlines. LSG Sky Chefs has economised on inflight service on short-haul routes and optimised procurement of materials and equipment. Lufthansa Systems has developed a new IT workplace solution and our DELVAG insurance subsidiary has helped reduce the expense of insurance premiums for the fleet.

By the end of 2005, internal providers are scheduled to contribute a total of €230m towards better results.

Staff

The savings target on labour costs in 2004 was €105m. By the end of the year, staff expenses had been cut by €70m. Savings were realised by raising the productivity of cockpit and cabin crews, optimising check-in procedures at airport terminals and by concluding a new pay settlement at Lufthansa CityLine. The pay settlements reached for cockpit and ground staff at the Lufthansa parent company in December 2004 will reduce the labour costs of cockpit crews by around 6 per cent and those of ground staff by 4.1 per cent in 2005. They were naturally concluded too late to have any effect in the 2004 business year (for details of pay settlements see pages 39/40). Staff savings overall are intended to contribute a total of €175m towards the Group's results in 2005.

Production framework and processes

In this area, we had proposed to improve results by €120m in the 2004 business year. By year-end, however, we had generated a total of €90m. Contributions came from a variety of measures, especially in continental traffic. At the start of the financial year, regional traffic began operating in line with an entirely new concept. With the new construct, Lufthansa partner airlines – Air Dolomiti, Augsburg Airways, Contact Air, Eurowings and Lufthansa CityLine – began flying under a joint "Lufthansa Regional" banner on German and European routes. Lufthansa charters the aircraft plus crews and deploys them on continental routes; it also shoulders the business risk. The partner airlines already operate nearly half of Lufthansa's flights in Germany and Europe. Restructuring European traffic, with flights operating in the ping-pong mode, shorter turnarounds, and synchronised arrival and departure times at the Frankfurt hub, has lifted the productivity of the short- to medium-haul continental fleet. Savings have also been achieved by shortening holding patterns over airports as well as improving flight punctuality and reliability.

The plans for 2005 envisage that improvements in production processes will boost results by a total of €170m.

Serving customer needs with different products

In 2004 Lufthansa impressively reinforced its claim to be the market leader in the premium segment. The new HON Circle concept offers very frequent flyers a distinctive, personalised service in the recently opened First Class Terminal at Frankfurt. With the new Business Class service on short-haul as well as on long-haul routes we are now offering a more differentiated product. Our high-tech services on board and at airport lounges have also been expanded.

Customer focus is a top priority for a service-oriented company like Lufthansa. While this applies particularly to the passenger airlines, the other companies in the Lufthansa Group also tailor their offers, services and structures to their customers' needs. It is precisely this customer-driven approach that enables them to operate profitably and maintain their position in a changing market environment.

Lufthansa – a hallmark of quality

Quality and innovation are the hallmarks of the Lufthansa brand. This image, dating back to the airline's early days in the 1930s, was reinvigorated when Lufthansa resumed flight operations in 1955. Fifty years on, we continue to nurture the values that have shaped our corporate identity. In designing our product, we strive to offer all our customers the quality that meets their needs. For customers seeking a safe and reliable service in the lower price range, we offer a simple, efficient product. For our more discerning customers, we have introduced a range of upmarket innovations in recent years, which have expanded our already strong position in the premium segment.

New premium services for HON Circle and First Class passengers

Our new services for HON Circle members and First Class passengers have put us ahead of our competitors. The HON Circle concept was developed and implemented in record time. In December 2004, after only 18 months' planning and a ten-month construction phase, we opened the First Class Terminal and two new First Class Lounges at Frankfurt Airport. At the same time, the HON Circle concept was introduced into the Miles & More programme, as a new status ranking above that of Senator. This superior status is awarded to passengers who have accrued at least 600,000 HON Circle miles in two consecutive calendar years. HON Circle miles are awarded for flights operated by Lufthansa, Lufthansa Regional, Austrian Airlines, LOT Polish Airlines, Air Dolomiti, Air One and United Airlines. Very frequent flyers were invited to express their ideas and wishes on the new services at premium customer events. These were then incorporated into their development. Terminal and lounges are open for our First Class passengers and HON Circle members.

"LSG Sky Chefs has developed high quality standards which not only guarantee absolute food safety but also culinary enjoyment. The freshness and quality of the ingredients also play a big role. As a buyer, I make sure that our standards are always adhered to."

Helmut Šafar
Manager Procurement Germany, Buyer,
LSG Sky Chefs Deutschland GmbH



High-tech service offers

Via the Internet:
Full information about flights, services, prices, arrival and departure times, gate numbers
Book and buy tickets
Check in

Miles & More online registration
Change customer profile
Check mileage account
Request manual mileage credits
Book awards (flights, upgrades, promotional awards)
Buy miles or give miles away

Via SMS:
Information about arrival and departure times, gate numbers, delays and cancellations
Check in
Check Miles & More account

Via WAP:
Information about arrival and departure times, gate numbers and timetable in general
Check in
Check Miles & More account

At check-in terminals:
Check in with a card or ticket with a magnetic strip (baggage check-in available at some terminals)
Print tickets
Print out Miles & More account balance

The First Class Terminal at Frankfurt creates an atmosphere of sophistication and comfort for our HON Circle and First Class passengers. Services include à la carte meals, separate quiet areas to relax in, office units and exclusive bathrooms with shower and bath.

Pre-departure formalities have been simplified. In the First Class Terminal we offer a valet service and escort passengers through passport and security controls. There is also a special limousine service (Mercedes S Class or Porsche Cayenne) to drive guests across the apron direct to their aircraft. During their stay at the terminal, passengers are attended to by a personal assistant.

At Vienna Airport and at 65 worldwide destinations outside Europe we provide a special service for HON Circle members. A personal assistant is on hand at departure and arrival to escort and fast-track them through security, passport and customs controls. We are also pursuing further service improvements for HON Circle members worldwide.

Product differentiation expanded

Our Business Class product on long-haul flights, as well as on domestic and European routes, has been significantly enhanced. We also offer passengers high-speed Internet access – FlyNet on board, and WLAN hotspots at airport lounges. At the start of the 2005 summer timetable, FlyNet and the new Business Class with two-metre-long fully reclining sleeper seats will be available on half of our long-haul jets. The new, comfortable seat has gained excellent ratings from our customers and has boosted customer satisfaction. Retrofitting of the entire long-haul fleet will be completed in 2006.

The new Business Class on short-haul routes has also been well received by our customers. Besides leaving the centre seat in a row empty, we have improved the choice of meals and beverages on board, and opened Business Class lounges at most of the airports we serve in Germany. Furthermore, we offer our status customers a Fast Lane service for security controls.

Attentive and friendly staff in the aircraft cabin are integral to Lufthansa's quality inflight service. Personal attention to the customer, a perceptible feeling of safety, devotion to detail, respect for an individual's status and culture plus a professional appearance and courteous behaviour – these are the service pledges we implement as part of our Service Excellence initiative. Over the next two years, pursers and flight attendants will attend special events where they will learn how to make inflight service more individual, thereby ensuring a more personalised atmosphere on board.

Development of Internet platform
www.lufthansa.com

		2004	2003
Page views	in millions	561.1	485.0
Segment bookings	in millions	1.8	1.5
Registered customers	in millions	5.2	3.6
Registrations for Miles & More		508,521	582,029

Quality, innovation and confidence are the salient features of the international image campaign launched by Lufthansa in August 2004. The key message "All for this one moment" emphasises the emotional appeal of the Lufthansa brand and positions the company more strongly as "an airline you can rely on". This image will be incorporated into direct and online marketing. The campaign is currently running in more than 40 countries.

Wider use of IT in customer service

Increasingly, Lufthansa is harnessing IT technology for reservations, check-in and boarding processes. In future, electronic tickets and self-service check-in as well as Internet and SMS Push Service communications with customers and self boarding will continue to grow in importance. To make online ticket reservations and purchases even simpler, a new-technology platform will become available on the Lufthansa website in the course of 2005. Online booking has become even more attractive since the lowering of the service charge in January 2005. The charge was initially introduced on 1 September 2004 in conjunction with the net price model for ticket sales in the German market. Following the subsequent scrapping of agency commissions, travel agents and Lufthansa began charging customers a service fee for providing travel information and making flight bookings.

etix® is now the most frequently used ticket on Lufthansa flights. Since November 2004, electronic tickets have also been valid for flights with our Star Alliance partner Air Canada. During 2005 this service will be gradually extended to all our other Star Alliance member airlines. Self-service check-in has also gained in popularity. In 2004 as many as 26,000 customers a day checked in at one of the more than 350 customer-operated Lufthansa check-in terminals. One in three passengers in Germany took advantage of this service. Lufthansa Quick Check-in terminals are now available at over 50 airports throughout Germany and Europe. At ten of them, passengers can also check in their baggage. This service will be expanded in 2005.

Quick Boarding turnstiles for passengers travelling on etix® tickets are now available at selected departure gates at six German airports. About half of the passengers using etix® have used the quick Self Boarding Service at those gates. New turnstiles were tested during a two-month trial phase at Munich Airport and will gradually be installed there from June 2005.

Miles & More:
Membership trends since 1993



Dec 2004
10.2
Dec 2001
6.0
Dec 1999
3.9
Dec 1997
2.6
Dec 1995
1.7
Dec 1993
0.8

in millions

Annual growth rate: about 20 per cent

Eleven years into operation, the Lufthansa Miles & More customer loyalty programme welcomed its ten-millionth member, thereby strengthening its lead position in Europe. The programme's extensive partner base was further expanded in 2004. Besides new partner airlines such as Air India and Adria Airways, Miles & More gained the leading clothing companies Bogner and Peek&Cloppenburg as two premium-positioned non-travel partners.

Extensive network with attractive flight schedules

A major factor in Lufthansa's economic success is its attractive flight schedules. In addition to point-to-point flights between city-pairs, Lufthansa offers beyond flights through its two hubs, Frankfurt and Munich. Short transfer times and punctuality are the key features of its quality service. Work processes and hub structures have been modified to effect the improvements. The importance Lufthansa attaches to them is evidenced by the appointment of dedicated hub managers at Frankfurt and Munich, who have total entrepreneurial responsibility for further development of the hubs and report direct to the Airline Board. Besides bundling functions and managing ground service processes, their job involves coordinating all the Group's interests at those two locations.

After a crisis-ridden year, Lufthansa significantly boosted its capacities in 2004. On European routes, following EU enlargement, the emphasis was on Eastern Europe. We now fly from Frankfurt to Tallinn, Rostov and Ufa, and from Munich to Bratislava, Cracow, Gdansk and Poznan. On long-haul routes, we have resumed a number of services to the Far East, and have included new routes to North America (for example, Munich–Charlotte) and to Asia in our network. Thanks to this expanded flight programme, Lufthansa was able to boost passenger numbers by twelve per cent, and for the first time in its history carried more than 50 million passengers in a year. The passenger load factor on our flights improved by 0.9 percentage points to 74.0 per cent. In 2005 we will continue to focus our capacities on busy routes with profitable growth opportunities. Since February we have been offering flights from Frankfurt to Hyderabad in India, a strongly emerging market in the IT and biotech sector.

By sharpening its customer focus, Lufthansa Cargo has gained new partners for its most important customer loyalty programme, "GlobalPartner". The conversion of its cargo facility at Frankfurt into a top security hub offers customers improved security standards. In China, meanwhile, Lufthansa Cargo has entered into a joint venture to operate a cargo centre in Shenzhen, and with Chinese partners has founded the Chinese freight carrier Jade Cargo International.

Lufthansa Cargo strengthens presence in China

In 2004, Lufthansa Cargo regained market share and substantially increased freight volumes. However, this was offset by a significant decline in average yields. In response to this changed environment, the company launched its "Excellence + Growth" programme to realign its activities. The purpose of its restructuring is to make services more customer-focused, streamline internal structures and speed up business processes. Efforts to improve customer communications were rewarded in October 2004. In the image ranking by the trade magazine *Logistik Inside*, Lufthansa Cargo landed first place in the "Logistics Services" category. The Image Ranking survey, conducted for the German magazine by the Bielefeld-based market research institute Emnid, polled opinions from 240 logistics managers in industry and the retail business.

"Global Partner", Lufthansa Cargo's most important customer loyalty programme, gained three new members last year – ABX Logistics (Belgium), Eagle Global Logistics and Menlo Worldwide (both United States). The Global Partnership programme with leading forwarders has developed into a stability and growth programme in recent years. Lufthansa Cargo now generates 40 per cent of its business with the eleven global forwarding companies.

Security was a foremost issue during the year. In September 2004, the conversion of Lufthansa Cargo's main hub at Frankfurt into a top-security hub was completed. Cutting-edge surveillance technology, gates and barriers have turned the two-square-kilometre complex occupied by Lufthansa Cargo into one of the most closely guarded and secure air cargo centres in the world. C-TPAT (Customs-Trade Partnership against Terrorism) certification, which Lufthansa Cargo received in June 2004 from the US customs authority, is further proof of the company's high security standards. Thanks to that rating, Lufthansa Cargo can expedite customer shipments to the US.

Since the introduction of the 2004 summer timetable, DHL and Lufthansa Cargo customers have profited from the intensified partnership between the two companies, which has raised the frequency of connections between the American, European and Asian markets. The new partnership with US Airways, for whom Lufthansa Cargo has been marketing cargo capacities from Europe to the US since 1 September, also brings benefits for customers. The partnership kicked off with flights from Amsterdam, Munich and Paris to Philadelphia, as well as from Frankfurt to Charlotte, Pittsburgh und Philadelphia. One month later, flights from London to Charlotte, Pittsburgh and Philadelphia, and from Madrid, Manchester and Rome to Philadelphia were added. Further routes are planned for summer 2005.

China is a key market for our cargo subsidiary. Besides expanding its cooperation with Cathay Pacific and introducing services to Guangzhou, Lufthansa Cargo signed a joint-venture agreement with Shenzhen Airport, which is the fourth-largest airport in China, to build a cargo centre in Shenzhen. In October 2004, Lufthansa Cargo, Shenzhen Airlines and the Deutsche Investitions- und Entwicklungsgesellschaft (DEG) founded a Chinese cargo airline. Jade Cargo International is expected to begin operating in the autumn of 2005, and will initially serve destinations in China, India, Malaysia, Singapore and Thailand. Shenzhen Airlines owns 51 per cent of the new Chinese carrier; the other two partners hold stakes of 24 and 25 per cent (Lufthansa Cargo).

Lufthansa Technik is strengthening its position as a global market leader and is expanding its range of MRO services. In 2004 demand for "Total Support Packages" for charter and no-frills airlines as well as leasing companies was particularly high. Throughout the year Lufthansa Technik was deeply involved in preparations for the Airbus A380, following the signing of an agreement with Air France to provide complete component support services for the aircraft.

Lufthansa Technik expands MRO services for Airbus A380

In 2004, the Lufthansa Technik group strengthened its position as the global market leader with an array of innovative, market-driven MRO services. Demand for the company's "Total Support" packages was particularly high. The Lufthansa Technik group serviced more than 1,000 aircraft from over 80 airlines and VIP jet operators. Besides new agreements with Asian customers, Lufthansa Technik made an important breakthrough in the United States with a "Total Component Support (TCS)" agreement with an American carrier. This is the first time that an airline in the US has contracted for a TCS package, which includes local support, networked IT systems and access to a central materials pool. This venture is opening up new opportunities in the world's largest MRO market.

Lufthansa Technik has further expanded its service portfolio for charter and no-frills carriers. More than 50 airline customers from this market segment are already relying on Lufthansa Technik's high standard of technical expertise. In particular, start-up companies with small fleets can reduce their logistics and spare parts costs by participating in Lufthansa Technik materials pools. In the fast-growing regional jet segment, the Lufthansa subsidiary has expanded its existing service portfolio for Canadair Regional Jets by offering a Total Component Support package for Embraer Regional Jets.

The customer base for the successful product "Total Asset Support" (TAS), which provides technical services for aircraft owners such as banks and leasing companies, has also been expanded. In addition to total support services for the transfer of an aircraft to a new lessee, Lufthansa Technik – in cooperation with leasing companies – can now provide aircraft plus all the necessary MRO services.

Throughout 2004 Lufthansa Technik was also deeply involved in preparations for the Airbus A380. Lufthansa engineers contributed input to the design specifications of the A380 from the blueprint stage on and have had a major say in the development of its maintenance systems. When the aircraft enters service with Lufthansa in 2007, Lufthansa Technik in Frankfurt will have a hangar available with up to four docks for line maintenance. Lufthansa Technik has signed an agreement with Air France Industries to provide complete component support services which will be available to the operators of the A380 worldwide. From 2007, the joint venture with Rolls-Royce, N3 Engine Overhaul Services, near Erfurt in the eastern German state of Thuringia, will assume responsibility for the maintenance of Rolls-Royce engines for the A380 as well as for other long-range Airbus aircraft.

In the year under review, Lufthansa Technik received awards from two aircraft manufacturers for the high standard of technical reliability of the fleets in its care. Airbus granted Lufthansa the "A340 Operational Excellence Award" as an operator of a large A340 fleet. This prize is awarded once every two years for the highest standards of technical reliability of a fleet in flight operations. The Japanese airline The Fair received an award from Bombardier for the highest departure reliability of its Canadair Jet fleet, for which Lufthansa Technik supplies maintenance repair and overhaul services.

The LSG Sky Chefs group is adapting to the decline in in-flight catering at many airlines by offering new products, such as buy-on-board meals and special meals. For example, a halal kitchen was opened close to Frankfurt Airport.

LSG Sky Chefs develops new products to overcome crisis

Airlines are continuing to scale back their inflight catering, especially in the United States. Predatory and deep-discounted fares sent revenues in 2004 into decline, which in turn forced US airlines to trim their budgets. Today only three airlines offer free meals in Coach Class on 900 short- and medium-haul domestic flights in the United States per year compared with 7,700 on domestic routes in the year 2000. The situation worldwide is exacerbated by the growing market penetration of no-frills carriers, whose normal practice is not to lay on free inflight menus. LSG Sky Chefs took proactive steps in order to combat falling revenues by developing new products.

One example is the buy-on-board concept. LSG Sky Chefs has come up with a selection of inflight meals and snacks offered for sale in the aircraft cabin. Buy-on-board has already established a foothold in the United States, where it is used by eleven airlines. LSG Sky Chefs has also gained further airline customers for buy-on-board in Europe. Besides Germanwings, Hapag Lloyd Express and bmibaby, the new product won custom from Jet Blue, Ryanair and easyJet in 2004.

Another trend in inflight catering is the growing demand for "special meals" for health, religious or ethnic reasons. LSG Sky Chefs offers about 30 such menus, ranging from vegetarian and kosher to halal and low-carbohydrate meals. Its portfolio and expertise in this genre of cuisine is steadily expanding. Following the acquisition of halal catering facilities at London Heathrow and Malaysia in 2003, a halal kitchen was opened near Frankfurt Airport. The customer base for LSG special food already includes Singapore Airlines, Air India and Asiana.

In 2004 LSG Sky Chefs concluded, extended or expanded a number of global inflight catering agreements with airlines in Europe, Asia and the US. The general trend in this segment is towards regional or global agreements.

The realignment of Condor Flugdienst and the repositioning of Neckermann-Reisen enabled Thomas Cook to attract new customers. Thomas Cook Reisen is now a well-established brand name. In the UK, Thomas Cook is the first tour operator to offer a website with dynamic prices and flexible, individual itineraries which travellers themselves put together to suit their requirements.

Thomas Cook with Neckermann-Reisen and Condor on the upswing again

Thomas Cook repositioned its tour operator brands during the 2003/2004 financial year and rebranded Condor as a holiday carrier in its own right. Whereas the airline was previously geared to serving the transport needs of the leisure group's tour operators, it now focuses more on offering flights for individual travellers, following its strategic realignment in May 2004. Condor employs the basic elements of the marketing strategy of no-frills airlines such as low prices, a flight programme similar to that of a scheduled airline, and easy online booking. Offering tickets for as little as €99, Condor is the first airline to adopt no-frills carrier practices on long-haul routes. The new concept aroused considerable interest among customers. The number of individual bookings rose by 40 per cent.

In the year under review, Neckermann-Reisen returned to its core strength, which is offering a wide range of budget-price holidays. After the anticipated teething problems, Thomas Cook Reisen is now firmly established in the leisure travel market. The programme for the high-end market segment is tailored to the requirements of individual travellers, and has seen double-digit growth in customer demand. The new price models have also proved extremely popular. For the first time, Neckermann "Preisknüller" offered dynamic pricing for part of its holiday programme, while "Extraknüller" attracted customers with bargain-base prices. Thomas Cook Reisen offered travel packages enabling customers to book and put together individual components to suit their specific needs. In addition, early-booking incentives reduced the share of down-priced last-minute buys to below 30 per cent. Long-haul flights and "all-inclusive" long-haul holidays boosted demand. Long-haul offers, particularly to destinations in the Caribbean and North America, were available at lower prices thanks to the weaker dollar. In the all-inclusive segment, customers appreciate the fact that they will have no additional expenses.

On its German website (www.thomascook.de), the leisure travel group has introduced a new "Mix&Travel" function, enabling customers to pick and choose different modules and put together their own holiday package. Each holiday module is separately priced for full transparency so that holidaymakers know exactly what their self-packaged vacation will cost. Alongside attractive flight offers, the Condor website lists 7,500 hotels from the Thomas Cook portfolio.

With the launch of "flexibletrips.com" in the UK, Thomas Cook became the first tour operator's website to offer dynamic prices and flexible, individual itineraries, for which the tour operator still shoulders liability. On the "rooms and hotels" website, customers can also book hotel accommodation from standard through to de-luxe at more than 700 destinations. In December 2004, Thomas Cook introduced the new "latitude" brand in the UK. It is positioned in the upmarket segment and offers luxurious holidays at an average price of £11,000.

Lufthansa Systems expanded its service portfolio for the airline industry with the introduction of the Lido Route Manual and gained another major contract in the financial sector for the provision and operation of IT infrastructure. Lufthansa AirPlus is now offering the AirPlus Corporate Card as the first corporate credit card worldwide with a Miles & More mileage accrual function.

IT services for airlines and business travellers

In the year under review, the Lufthansa Systems group expanded its portfolio of IT services for airlines with the introduction of the Lido Route Manual. The new electronic navigation charts are generated electronically from the Lido navigational database, which contains all the available aeronautical information worldwide. The charts have been used in a printed versions in Lufthansa cockpits since September 2004.

Lufthansa Systems also completed installation of the StarNet Data Network for its Star Alliance customers in 2004. StarNet allows members of the world's leading airline alliance access to the first Internet protocol-based network in the aviation industry. In future airports and city offices will also be linked to the network. StarNet streamlines business processes by speeding up communications and data exchange between Star Alliance airlines. Interline electronic ticketing, which was developed by Lufthansa Systems, enables the transfer of an electronic (etix®) ticket between partner airlines.

In another major contract in the financial sector during the year, Lufthansa Systems took over operation of the IT infrastructure of the European Bank for Fund Services (ebase) and Cominvest Asset Management GmbH in Munich. As part of the deal, the IT subsidiary has set up a computer centre in Munich to operate a total of 175 ebase servers and manage 450 workplaces and has also established a central user helpdesk. Moreover the special materials manufacturer Almatis has contracted the Lufthansa subsidiary to install and operate a new IT infrastructure.

Lufthansa AirPlus has expanded its service package for customers in the business travel segment and is now offering the AirPlus Corporate Card as the first corporate credit card worldwide with a Miles & More mileage accrual function. In addition, insurance services have been expanded. Since March 2004, corporate customers have also been able to query the status of their Lufthansa ticket coupons, enabling travel managers to track the routes their staff have flown, and prevent unused ticket coupons from becoming invalid.

In the immediate aftermath of the tsunami disaster in Asia, Condor flew more than 3,500 stranded passengers back to Germany. Doctors and Special Assistance Teams were on hand to take care of them before and during their flight and upon arrival. The Group airlines also transported emergency supplies to the region.

Customer care in emergency situations

The tsunami disaster in Asia posed special challenges for the Lufthansa Group. On 26 December the seaquake left more than 5,000 Thomas Cook passengers from all over Europe stranded in the region around Phuket, in Sri Lanka and the Maldives. They had to be contacted in difficult and frequently chaotic circumstances in order to organise their return transport. Within a week, Thomas Cook had flown more than 3,500 passengers back to Germany. In addition to twelve regular flights, the company arranged four special Condor flights. On the outward journey, they airlifted 60 tonnes of emergency supplies and 200 aid workers to the stricken region free of charge.

The number of staff on the spot – Thomas Cook tour guides and Condor station staff – was instantly increased. Lufthansa staff from Bangkok also flew to Phuket to help Condor handle flights and take care of passengers. Working closely with the authorities in Germany and in the crisis regions, Lufthansa flew many travellers from Bangkok back to Germany, issuing tickets and making reservations with a minimum of red tape. In Bangkok staff worked round-the-clock looking after passengers, providing them with clothing, arranging hotel accommodation and issuing travel documents. A Lufthansa Medical Service team was on the ground – doctors and psychologists were transported to the crisis area free of charge.

Members of the Special Assistance Teams also provided support, taking care of injured and traumatised passengers in Colombo, Phuket and the Maledives, accompanying them on the first flights back to Germany and helping the crews look after them. They were also on hand at all German airports awaiting tsunami survivors on Condor and Lufthansa flights. The Service Assistance Teams (SATs) are staffed by 1,100 Lufthansa volunteers, who are ready to help crews, passengers and their families in any emergency. SAT members attend special seminars to train them for operations in borderline situations.

Lufthansa Cargo supported international aid organisations, governments and authorities by transporting emergency supplies to the crisis region – at special rates. Altogether, the Lufthansa Group provided more than €2m in aid.

Agreements reached with a reduction in staff costs

The year brought a big rise in production with fewer personnel. Moreover, new pay accords with pilots and ground staff are expected to contain labour costs in the years ahead. In the field of human resources, greater use was made of IT. A centralised Shared Services unit additionally improved the efficiency of administrative processes.

In 2004 the Lufthansa Group's airlines increased their transportation output appreciably. The number of passengers flown, the amount of freight carried and the sales volume all recorded double-digit rates of growth. Revenue also increased by 6.3 per cent over 2003. Despite this, the workforce as at 31 December 2004 totalling 90,673 employees was 2.8 per cent smaller than a year earlier. By contrast, staff costs rose by 4.4 per cent on account of pay rises and higher retirement provisions.

The competitive situation in the world airline industry remained fierce in 2004. This not only had an impact on the Group's airlines; in the Catering, IT Services and MRO segments, too, prices came under greater pressure. This tough operating environment forced Lufthansa to extend Group-wide the measures taken to safeguard growth and employment through the Action Plan (see page 25). In the human resources field the concerted action of management and labour made it possible to cut staff costs and thus lower unit costs. The agreements concluded to this effect comprise a pay freeze, increased productivity and flexibility as well as structural measures, especially for new recruits. On 4 December 2004 an agreement was reached with the pilots' union Vereinigung Cockpit and on 8 December with the industrial union ver.di. The new pay settlements are being accompanied by numerous operating measures. The negotiations with the flight attendants' union UFO are still in progress.

Revenue per full-time equivalence
Lufthansa Group


2004
201
2003
183
2002
197
2001*
199
2000
244

in €thousand

Difference due to changes in the group of consolidated companies

Settlement for cockpit staff

The new collective pay settlement covering cockpit crews freezes current pay rates, prolonging the present remuneration contracts by 23 months until 31 March 2006. In addition, co-pilots' pay is to be lowered by one grade during the first five years. Increased maximum flying hours and new arrangements for granting free days will improve the productivity and flexibility of cockpit staff. This will be aided by enhanced options for equalising capacity between the fleets. Besides the new pay settlement for the Lufthansa Group a new agreement was also concluded for Condor and Condor Berlin that safeguards their viability. This includes freezing pay at current levels for 19 months until 31 December 2005. In addition, the maximum flying time was increased, unpaid special leave was introduced, the number of free days was reduced and completely revised, and lower pay and other conditions were agreed for new staff.

The unions also agreed to establish a uniform pay level in the low-cost segment in the Lufthansa Group, including Germanwings. The negotiators are agreed that these pay and labour terms should be oriented to the low cost/no-frills environment in future, too. The agreed measures, given their full impact, are expected to relieve staff costs by 6 per cent. This does not include the effect of extending the collective pay contracts at present rates.

As part of the overall settlement cockpit crews, too, have been switched from the VBL-equivalent superannuation plan to the new contribution-based Lufthansa corporate pension scheme. Should the changeover to this new system result in higher pension costs, these will be offset by raising the standard retirement age from 55 to 60. Ground staff and cabin personnel switched from the VBL scheme to the company-based scheme back in 2003.

Settlement for ground staff

Management and labour agreed to prolong the collective pay settlement for ground staff agreed in February 2003, with no pay increase, by 24 months until 31 December 2006. Instead of the permanent increase in wages and salaries by an average of 0.8 per cent as envisaged in the 2003 arbitration settlement, staff will receive a one-off payment of €217 for 2005 and €695 for 2006 (but not if the Company is undergoing restructuring). The two sides additionally agreed to extend the instruments allowing greater flexibility: the period over which the annual working time account is to be balanced was extended to 18 months and an option allowing segment-specific working time corridors was introduced. This enables the weekly working hours in the individual business segments to be raised or lowered by up to 2.5 hours in line with capacity requirements, with a corresponding pay adjustment. Overtime supplements are now payable only if more than ten hours are worked in a day or 48 hours in a week or if an employee has to work on a free day. Moreover, if necessary, the business segments can set up lifetime working accounts to facilitate further adaptation to capacity needs. To achieve a competitive cost structure management and labour agreed to conclude and implement the negotiations on segment-specific remuneration systems by 31 March 2005.

As part of the overall labour settlement the representatives of management and labour further differentiated the Lufthansa profit-sharing scheme coupling it more to value creation while keeping the overall volume constant. The crisis clause contained in the 2003 arbitration settlement and the contract concerning partial retirement were likewise extended. It will now run until 31 December 2006 – duly adapted to the changed legal framework.

"Emergency Training is concerned with the most important factor in aviation: the safety of passengers and crew. We train the crews intensively for situations which hopefully will never occur so that they can act calmly in emergencies and be in control of the situation. In the process, we rely on the latest knowledge about flight safety and learning methods. The quality of our crew training is also determined by the high standard of Emergency Training."

Burçak Aykut
Trainer, Lufthansa Flight Training GmbH



Staff
Lufthansa Group
by business segments


Service
and Financial
Companies
1,105
IT Services
3,190
Passenger
Business
34,700
Catering
28,596
MRO
18,102
Logistics
4,980

Total number of employees as at 31 Dec 2004: 90,673

For ground staff, too, radically revised labour terms apply for new recruits: they will not receive any bonus for shift or night-time work; supplements for working on Sundays and holidays have been reduced, and the annual leave entitlement is now staggered from initially 25, then 27 up to finally 30 days depending on length of service. The framework grandfathering agreement was likewise extended until 31 December 2006 – with limitations in the case of LSG. On the basis of the overall settlement reached Lufthansa ruled out any compulsory redundancies until 31 December 2006. If the negotiations on the new remuneration systems in the business segments are concluded on schedule, this pledge is to be extended until 31 December 2007.

The measures agreed by the negotiators will lead to growing cost savings over time for ground staff. These are expected to amount to 4.1 per cent in 2005, rising to 7.1 per cent in 2009. This does not include the effect of extending the current pay contracts.

Working-time flexibility and working-time management
In 2004 Lufthansa implemented a series of measures to make working times more flexible. A "working-time database" stores best-practice examples from the Group with different innovative working time models which give the individual business units ideas for designing their own system. In addition, an organisational concept was developed to help executives and personnel managers plan and shape part-time or short-time working initiatives. The agreements concluded in December have created a framework for even more flexible arrangements. In 2005 Lufthansa will stage working-time workshops that will facilitate decision-making by management on the basis of practical examples.

Staff trends in the individual business segments
In 2004 the workforce of some consolidated business segments of the Lufthansa Group contracted. The Catering segment recorded the largest fall. The sale of Chef Solutions alone caused the headcount to shrink by 2,600. An additional reduction resulted from the ongoing restructuring especially at LSG Sky Chefs USA in response to the sustained slump in the airline catering market. At the end of 2004 the LSG Sky Chefs group had a total of 28,596 employees, which was 9.9 per cent fewer than at end-2003. The Logistics segment, too, registered a reduction in its workforce of 1.9 per cent. Excluding the newly consolidated company AirLiance, the headcount in the MRO segment declined by 0.4 per cent. Including AirLiance 0.1 per cent more staff were employed than twelve months previously. In the largest segment, Passenger Business, the employee total as at 31 December 2004 rose over twelve months by 0.4 per cent to 34,700. While the number of

Lufthansa employees worldwide

Region	Employees **2004** number	Employees **2003** number	**2004** share in per cent	**2003** share in per cent	Year-on-year changes in number	Year-on-year changes in per cent
Germany	**59,396**	**58,813**	**65.5**	**63.1**	**+583**	**+1.0**
of which in						
Frankfurt	34,379	33,940	37.9	36.4	+439	+1.3
Hamburg	9,573	9,721	10.6	10.4	-148	-1.5
Munich	5,801	5,529	6.4	5.9	+272	+4.9
Cologne	2,191	2,199	2.4	2.4	-8	-0.4
Berlin	1,507	1,607	1.7	1.7	-100	-6.2
elsewhere in Germany	5,945	5,817	6.6	6.2	+128	+2.2
Overseas	**31,277**	**34,433**	**34.5**	**36.9**	**-3,156**	**-9.2**
Europe excl. Germany	11,619	11,038	12.8	11.8	+581	+5.3
North-/Central America	12,075	17,695	13.3	19.0	-5,620	-31.8*
South America	1,688	247	1.9	0.3	+1,441	+583.4*
Africa/Middle East	785	1,497	0.9	1.6	-712	-47.6
Asia/Pacific	5,110	3,956	5.6	4.2	+1,154	+29.2
worldwide	**90,673**	**93,246**	**100.0**	**100.0**	**-2,573**	**-2.8**

**High deviation due to change in regional allocation at LSG Sky Chefs*

ground staff employees fell by 0.5 per cent, there was a slight rise of 1.2 per cent, by contrast, in flight personnel. The IT Services business segment also saw its workforce expand slightly to 3,190 (+1.0 per cent).

The percentage of Lufthansa's staff based outside Germany receded to 34.5 per cent compared with 2003. This was chiefly due to developments within the LSG Sky Chefs group. In Germany the geographical employment pattern showed a mixed picture. The expansion of the Munich hub led the number of persons working there to increase by 4.9 per cent. Frankfurt, too, recorded growth rates of 1.3 per cent. In Berlin (-6.2 per cent), Hamburg (-1.5 per cent) and Cologne (-0.4 per cent), by contrast, the number of jobs declined.

The share of female staff within the Lufthansa Group in 2004 amounted to 40.5 per cent, which was marginally lower than in 2003. The highest share of women was again achieved by the Passenger Business segment with 63.6 per cent. We highlight the subject of equal opportunities in the section entitled "Sustainability" (page 52).

Training responsibility assumed despite the tense situation

In the year under review, 562 trainees completed an apprenticeship within the Lufthansa Group – 18.3 per cent more than in 2003. The number of trainees subsequently offered employment contracts was likewise significantly up on the year, at 7 per cent. In 2004 some 450 young persons commenced vocational training in the Lufthansa Group compared with 588 new trainees in 2003. This marked decline was caused by the tense situation in the aviation industry and a certain saturation effect following the high training rates in the previous years. On 31 December 2004 a total of 1,683 young adults were undergoing training within the Lufthansa Group for a state-recognised vocation, 264 of them outside Germany. The revival in demand for air traffic services led the number of individuals being trained as service professionals to increase by 10 per cent to 565. In addition, 118 pilots freshly qualified from Lufthansa Flight Training's pilot school were offered the prospect of being employed in flight operations as soon as they had completed the last phase of their training on the respective aircraft type. This also embraced those pilots who graduated in 2003.

"eLearning" in combination with conventional training

In the context of heightened cost awareness, finite human resources and growing information and training needs, Lufthansa is placing greater emphasis on "eLearning" as an efficient complementary tool for the transfer of knowledge and information. In the year under review, the "eLearning" Competence Center (eCC) strategically advanced the use of "eLearning". Whereas in the past electronic learning media were mostly produced externally at substantial cost, today computer-based learning and knowledge modules can be produced internally by the individual business units with the aid of so-called authors' tools without any programming outlay. This means that in future "eLearning" can also be employed efficiently in small and specialised groups of employees. In 2004, in line with the shift in training policy emphasis, the "eLearning" programme input in the Group rose by 20 per cent over the previous year to 1,800 learning hours in more than 400 learning programmes. Use of these electronic media is particularly marked in the training of pilots, technical personnel and users of IT systems. The share of "eLearning" in all training measures rose from 8 per cent at the start of 2002 to currently 25 per cent. In many cases "eLearning" is combined with conventional classroom training.

JobChange – personnel placement on the internal labour market

Last year restructuring and rationalisation measures once again obliged part of our workforce to undertake a professional reorientation. In order to support this process more effectively we have set in place a new personnel placement procedure to which the Group companies are now also linked up. This commits them to first register all vacancies with the central placement mart JobChange and thus make them available to staff seeking new posts. This successfully introduced procedure not only heeds the stipulations of the collective pay settlements, but as a rule also makes the implementation process more effective and more economical.

Bonus system geared to value creation

LH-Bonus, the bonus target system for executives, is a key component of the Lufthansa Group's orientation to value creation. The system links the performance of each manager to the development of the Company's added value and places these two parameters in a balanced relationship. The level of the bonus payment is geared to the attainment of the individual performance targets agreed with the manager's superior and also to the Company's commercial success. The value added to the Group and the respective business segment accounts for up to 60 per cent of the bonus. As from 2005, LH-Bonus will be coupled even more closely to the Group's overall value creation. A weighting factor adjusts the size of the bonus up or down according to the value added. In this way the executives participate even more than in the past in the opportunities as well as in the risks of Lufthansa's entrepreneurial performance. We report on our employee stock programmes in the section entitled "The Lufthansa Share" (page 100).

Career development programme for executives

In 2004 Lufthansa's executive career development and performance-related variable compensation systems were developed further and amalgamated. In this way the utility of the management instruments was raised appreciably and the management programmes of the Lufthansa School of Business – Germany's first corporate university – could be better adapted to the individual situation of the managers. The executive career development programme is now linked directly to Lufthansa's strategic challenges. The new process systematically combines centralised and decentralised elements. The results have led to the focusing of the programme portfolio of the Lufthansa School of Business. The School's new strategic orientation was rewarded with the internationally renowned "Excellence and Innovation in Corporate Learning" prize, which is bestowed each year by the American corporate university Xchange in cooperation with *Fortune Magazine*. More than 100 internationally active companies were analysed in this context.

"eBase" supports computerisation of the working environment

With its "eBase" portal Lufthansa provides its staff Group-wide with a uniform portal infrastructure for computerising the working environment. In 2004 "eBase" was used not just as a communication platform but also as an integration platform for digitalising processes. This includes the process-controlled publication of contents, IT-assisted cooperation in collaboration rooms and knowledge management functions. The digital workstations offer role-based access to functions, applications, information and documents. This is supplemented by IT security services. Lufthansa intends to further expand the Group's "eBase" portal, focusing on the integration of applications and interactive networking.

"eBase" already offers functionalities for processing workflows via the Intranet. In the human resources field, for example, this includes, applying for internally advertised posts, viewing or amending stored personal data, logging attendance and filing business trip details and claims. Central terminals were developed for staff who have no direct PC access.

Recruitment process optimised by online links and tools

In 2004 Lufthansa received almost 30,000 job applications in Germany alone – despite the Company's well publicised tough competitive situation and a scarcity of available vacancies. Of the total, 42 per cent were purely speculative applications; 78 per cent were received online. Lufthansa has successively optimised its recruitment management process and established a straight-through electronic application procedure for all target groups. The first contact for and the pre-selection of candidates has been shifted to the web. Internet-capable screening tools match the applicants' qualifications with the job profiles of the respective business units, while online assessment tools simplify the selection process and whittle down the number of job-seekers who are invited to the second round of the application process. Internal applications are likewise now submitted online. Even the function of advertising internal and external staff vacancies in electronic or print media is performed simply and swiftly and in a standardised Group format using an editing system directly via the staff portal. The use of IT technology in recruitment management streamlines and accelerates the application process and reduces costs significantly.

HR Business Services focuses Group's service functions

Another key project to sustainably reduce costs is "HR Shared Services". It is personally headed by the Group's Chief Human Resources Officer and continues the structural change begun in the participating Group companies. On 1 October 2004 the new organisational unit "HR Business Services" was set up, bringing together the Group's HR service functions such as salary and travel expense accounting, medical services, workplace safety, idea management and other services. This has enabled the Lufthansa Group to systematically segregate policy-oriented and service-oriented work units in its human resources operations.

The second phase will be implemented on 1 April 2005. The administrative personnel processes of the participating Group companies are being amalgamated within a central HR Shared Services Center. The new structure not only lowers costs, but also improves the service and customer orientation of personnel work through optimised processes, clearly defined activities and responsibilities, binding quality standards and enhanced competence of the highly focused HR staff. All initial enquiries and requests concerning personnel matters are now routed through a new communication channel, the "HR Service Line". This relieves the local personnel departments of much routine work so that they can now concentrate more on their tasks as strategic consultants to and partners of the business units and further expedite the ongoing process of structural change.

New aircraft and other innovative product developments in the Aviation Group

Fleet renewal continued apace: Lufthansa commenced services during the year with twelve new long-haul jets and placed orders for a further seven Airbus A340-600s. In cooperation with partners, Lufthansa Technik brought the Internet into the aircraft cabin and developed other new inflight entertainment systems. Lufthansa Systems extended its product range with the electronic Route Manual which generates electronic navigation charts to support pilots in the cockpit.

Fleet renewal continued as planned in the year under review, with ten new Airbus A340-600s and six of ten Airbus A330-300 jetliners deployed on intercontinental routes. In the meantime we have decommissioned the last of the A340-200s and Boeing 747-200 jets. All A340-600 and A330-300 jetliners have been revamped with the new Business Class and two-metre-long sleeper seat. The new Airbus A340-600 is operating in a two-class configuration, while the A330-300, which operates services to Africa, the Middle East, Central Asia and selected destinations in North America, has a three-class cabin layout. These new aircraft types not only fly passengers in greater comfort, but are also more fuel-efficient and environment-friendly than their predecessor models. (For more details, please see the section entitled "Sustainability" on page 52).

In December 2004, Lufthansa placed orders for a further seven Airbus A340-600 jets to replace the A340-300s and A330-200s, which are presently on lease. Deliveries of the new jets are scheduled to begin in August 2006. A year later, Lufthansa will begin services with the new state-of-the-art Airbus A380. Operating costs for the world's biggest passenger aircraft yet

Group fleet
Number of commercial aircraft and additions to the fleets of Lufthansa German Airlines (LH), Lufthansa Cargo (LCA), Lufthansa CityLine (CLH) and Air Dolomiti (EN) as of 31 December 2004

Manufacturer/ Type	Group fleet	Owner LH	Owner LCA	Owner CLH	Owner EN	Group owned	Finance Lease	Operating Lease	Operator LH	Operator LCA	Operator CLH	Operator EN	Additions 2005 to 2015	Additional options
Airbus A300	**15**	14	–	–	–	14	–	1	15	–	–	–	–	–
Airbus A310	**6**	6	–	–	–	6	–	–	6	–	–	–	–	–
Airbus A319	**20**	20	–	–	–	20	–	–	20	–	–	–	–	–
Airbus A320	**36**	36	–	–	–	36	–	–	36	–	–	–	–	–
Airbus A321	**26**	24	–	–	–	24	2	–	26	–	–	–	–	–
Airbus A330	**10**	6	–	–	–	6	–	4	10	–	–	–	4	–
Airbus A340	**40**	38	–	–	–	38	–	2	40	–	–	–	7	10
Airbus A380	**–**	–	–	–	–	–	–	–	–	–	–	–	15	5
Boeing 737	**64**	62	–	–	–	62	–	2	64	–	–	–	–	–
Boeing 747	**35**	30	3	–	–	33	2	–	32	3	–	–	–	–
Boeing MD-11F	**19**	–	19	–	–	19	–	–	–	19	–	–	–	–
Canadair Regional Jet*	**72**	4	–	49	3	56	16	–	4	–	63	5	–	10
ATR	**16**	–	–	–	3	3	5	8	–	–	–	16	–	–
Avro RJ85	**18**	–	–	5	–	5	–	13	–	–	18	–	–	–
Total aircraft	**377**	**240**	**22**	**54**	**6**	**322**	**25**	**30**	**253**	**22**	**81**	**21**	**26**	**25**

**The aircraft owned by Lufthansa are currently leased to Eurowings.*

will be 15 to 20 per cent lower than those for the Boeing 747-400. All told, Lufthansa has ordered 15 A380s, which will be delivered at staggered intervals up to 2015 for service on busy routes to Asia and North America.

The regional fleet operating feeder flights to Lufthansa hubs is also to be restructured. In the course of 2005, 13 propeller aircraft and smaller-type jets will be replaced by leased Avro Jets or BAe146s.

Lufthansa Cargo completed its fleet modernisation programme, which it launched in 2003, in February of the present year. In November 2004, the cargo carrier in the Group began services with the first of its used and converted MD-11 freighters; the fifth aircraft of this type was delivered in February 2005. Meanwhile Lufthansa Cargo completed plans to sell off all eight of its Boeing 747-200 freighters. Air Atlanta Icelandic bought six aircraft, three of which will be re-chartered when required.

At 31 December 2004, the Lufthansa Group was operating a fleet of 377 aircraft. Of the total, Lufthansa was deploying 253 aircraft, Lufthansa CityLine 81, Air Dolomiti 21 and Lufthansa Cargo 22. Fifteen per cent of the aircraft were leased. The average age of the fleet was 9.3 years, well below the average of IATA member airlines.

Lufthansa Flight Training GmbH (LFT), which was consolidated for the first time in 2004, has at its disposal a fleet of four Piper Cheyenne trainer aircraft at its home base in Bremen. It utilises a further 28 Piper Bonanzas and six Grob G120As, which are stationed at the Airline Training Center Arizona, a wholly owned subsidiary of LFT. For pilot tuition, Lufthansa Flight Training also has 30 full-flight simulators based in Frankfurt, Bremen and Berlin. In the last financial year, three new simulators for the A330-300, A320-200 and Boeing 747-400 aircraft types went into operation. One Boeing 737 simulator was sold.

Inflight entertainment and cabin management systems

As a service enterprise, the Lufthansa Group does not directly expend any significant resources on research and development. However, it gives its backing to a host of research projects aimed at reducing pollutant emissions or aircraft noise (see the section entitled "Sustainability"). In the 2004 business year, two subsidiaries – Lufthansa Technik (LHT) and Lufthansa Systems – developed a range of systems, mostly in harness with partners, which are designed to broaden the service spectrum and attract new customers.

Notable products of development work at Lufthansa Technik were inflight entertainment and cabin management systems. In cooperation with partners such as Cisco Systems (networks, US), IDEO (industrial design, UK), Videon (digital audio/video solutions, US), QinetiQ (high-tech solutions, UK) and Thrane & Thrane (satellite communications, Denmark) Lufthansa Technik's Innovation Engineering business unit is quickly evolving into a veritable think tank for inflight entertainment and cabin management systems.

"All aircraft engine components undergo regular non-destructive materials testing, as shown here with a high-pressure compressor. Every possible crack in the component must be detected. This work may only be carried out by specially qualified and appropriately certified staff."

Hartmut Peters
Non-destructive Tester (NDT)
Lufthansa Technik AG



Among the significant product developments from Lufthansa Technik in the 2004 business year is the nice™ integrated cabin equipment system, which displaces previously disparate networks distributing inflight entertainment and controlling cabin functions aboard aircraft. Instead, nice™ controls all cabin functions and distributes audio/video and data signals over a single Ethernet network. It incorporates new technologies such as Voice over IP or wirelessLAN, for which Lufthansa Technik has been certified as the first aviation company authorised to install a wireless radio connection inside an aircraft cabin. The MRO subsidiary is also offering the system to the general aviation market for installation at other completion centres or OEM manufacturing centres.

Equally innovative is the satellite-based AirTrack™ moving map system, which affords passengers a highly detailed view of the earth's surface and of their flight route. The system, jointly developed by Lufthansa Technik and TEAC Aerospace of the US, generates 2D and 3D land maps as well as aerial photographs that enrich the flying experience in the aircraft cabin.

One of the most promising business areas in the onboard environment is the field of cabin acoustics. In harness with the UK's high-tech solutions provider QinetiQ, Lufthansa Technik is installing a patented, flat or trim panel speaker system. The system can be fabricated in the form of flat or curved panels which blend seamlessly into in the cabin lining and provide higher-quality sound.

Lufthansa Technik offers complete solutions for onboard Internet installations. The company is licensed to equip wide-body aircraft with wireless networks and was the first, worldwide, to be certified to install Connexion by Boeing on Airbus jets. From engineering to release-to-service, airlines can call on a wide spectrum of attentive and reliable services from Lufthansa Technik for inflight Internet connectivity aboard their aircraft. Besides equipping the Lufthansa long-haul fleet with FlyNet broadband web services, Lufthansa Technik engineers are installing the Connexion by Boeing system for Scandinavian Airlines.

Lufthansa Systems, the Group's IT subsidiary, also took part in the development of FlyNet. During the year, the IT specialists have evolved a sophisticated system for air-to-ground communications which utilises a portal solution from Tomorrow Focus Technologies to communicate content to mobile portal servers on the plane. The information is channelled to the aircraft via satellites and terrestrial connections. Lufthansa Systems is implementing the technology on the aircraft in cooperation with Lufthansa Technik and is responsible for its operational reliability.

Electronic charts in the cockpit and Internet Booking Engine

Lufthansa Systems is breaking new ground in the creation of navigation charts in the cockpit with its electronic Route Manual, which was unveiled in 2004. The charts, generated electronically from a database, are true to scale and support pilots with clear colour-coding and self-explanatory symbols. They are easy to read and ensure that pilots have all the necessary navigation information available at a glance. The pilots can zoom in on different sections of the charts to highlight specific situational details, making for easier orientation. Another advantage is that the electronic Route Manual reacts immediately to any route change in the flight management system and automatically produces an updated chart for the pilot.

In April 2004, Airbus and Lufthansa Systems signed a Memorandum of Understanding agreeing to jointly offer electronic route manuals with dynamically generated navigation charts on all Airbus aircraft types. The electronic display in the cockpit is merely a question of appropriate cockpit hardware and approval from global aviation authorities. The first installations are expected on test flights with the Airbus A380 in spring 2005.

At the end of 2004, Lufthansa Systems took a defining step in modernising its integrated MultiHost solution. It initiated its FACE (Future Airline Core Environment) project in order to realise a hosting solution that is independent of global distribution systems (GDS) for all passenger processes. This new passenger management system allows airlines to choose from a variety of distribution channels, giving them greater flexibility to respond swiftly to changing market conditions.

Lufthansa Systems has also developed an Internet booking engine enabling airlines to handle all passenger data, from flight booking and check-in through to accounting. Airlines using the system can decouple from a GDS connection, making them independent of global reservations systems, with savings on costs.

Another innovative product is the Digital Pen, developed jointly by Lufthansa Systems and Portal Systems Consulting GmbH. It works like a ballpoint but can also capture and store data and communicate the information worldwide to a digital system. The Digital Pen captures handwritten information electronically while it is being written and transmits it within minutes to an order system.

New dishwashers and future-oriented ideas for inflight caterers

Lufthansa's catering arm, LSG Sky Chefs, was also a source of innovation. In cooperation with the leading dishwasher supplier Hobart, the catering subsidiary has developed a new range of more efficient and environment-friendly dishwashers. The new-generation dishwashers reduce costs in Europe by around €260,000 per year. The first prototype was set to work at the LSG facility in Brussels in November 2004, all other LSG locations are to be equipped with the machines successively. A patent is pending.

A new LSG concept, based on lean design and management principles, is also in the offing for catering establishments. The new catering facility in Bangkok is designed for optimum operational flexibility, allowing it to adapt at no great expense to any change in the volume of incoming orders, different production programmes or different product types. The future-oriented model is to be implemented in future at all new inflight catering kitchens opened by LSG Sky Chefs.

Sustainable development policies at Lufthansa

In 2004 Lufthansa succeeded in further reducing its specific fuel consumption. The new jets in the Lufthansa fleet are also significantly quieter than their predecessor models. In an effort to reduce aircraft noise and emissions, Lufthansa additionally supports various research projects. Lufthansa's policy of promoting gender equality has led to a significant increase in the proportion of women training to becoming pilots and managers. The Help Alliance promotes projects in India, Sri Lanka, Thailand and Indonesia, which are dedicated to rebuilding schools and kindergartens in the wake of the tsunami disaster.

In its corporate mission statement, Lufthansa makes a clear commitment to the principles of sustainable development. The environmental impact of our activities is systematically recorded, documented and evaluated. Furthermore, we incorporate the consequences for the environment into our decision-making processes, for example when purchasing new aircraft.

Modern fleet, minimum fuel consumption

By pursuing a policy of ongoing fleet renewal and operating extremely low-emission aircraft, Lufthansa has succeeded in decoupling growth in passenger traffic from environmental pressures. During the 2004 financial year, half the airline's traffic growth was again accomplished without further detriment to the environment. Between 1991 and 2004, Lufthansa German Airlines improved its transport performance, measured in tonne-kilometres transported (TKTs), by 119 per cent, while absolute fuel consumption rose by only 55 per cent over the same period.

Lufthansa has also made further advances in lowering its specific fuel consumption. In 2004, the passenger jets in the Lufthansa fleet needed a mere 4.5 litres of kerosene on average to carry one passenger over a distance of 100 kilometres. That is an improvement of 0.2 per cent on the previous year. The most fuel-efficient aircraft in the Group, with a fuel burn of 4.1 litres per 100 passenger kilometres transported (PKTs), is the new Airbus 340-600.

Ultimately, Lufthansa aims to cut specific fuel consumption by 40 per cent between 1991 and 2012, and has in fact already lowered it by 31.9 per cent since 1991. Had the airline achieved its 2004 traffic performance with the fleet it operated in 1991, it would have consumed an additional 2.2 billion litres of kerosene and emitted an additional 5.6 million tonnes of carbon dioxide.

Strict environmental procurement standards

Our Group fleet management experts set the most stringent standards with regard to noise, fuel consumption and environmental performance when buying new aircraft. That not only reduces fuel costs but also airport charges, which are often noise-related. Investment in innovative and environmentally friendly aircraft technology is doubly worthwhile, since quieter aircraft can also be deployed much more flexibly at many airports.

The Airbus 330-300, the latest addition to the fleet in 2004, meets the highest possible environmental and, above all, noise standards. It is powered by Trent 700 Rolls-Royce engines, the quietest engines for this aircraft type on the market. The effect is perceptible: its noise level of 85 dB(A) – about the same as a passing truck in city traffic at a distance of five metres – in a footprint of 3.56 square kilometres is contained entirely within the airport perimeter. At 4.2 litres per 100 PKTs, the A330's fuel consumption remains

Lufthansa's support for environmental research projects

CARIBIC
An EU project to investigate the Earth's atmosphere at cruising altitude. Tests are conducted aboard a Lufthansa long-haul aircraft

MOZAIC
An EU project to observe the Earth's atmosphere through the continuous measurement of climate-relevant trace gases at cruising altitude

"Quiet Traffic"
An intermodal research project to reduce the noise of road, rail and aircraft traffic

FREQUENZ
A research and development project on reducing noise by retrofitting aircraft

AERONET
An EU project to coordinate European research projects on the reduction of aircraft emissions

CONSAVE 2050
An EU project to forecast the growth of air traffic and emissions

CORAXX
This project involves optimising a complex atmospheric chemistry model by measuring ^{14}CO at cruising altitude

DOSMAX
An EU project for the continuous measurement of radiation at high altitudes during increased solar activity

Measurement of jet engine emissions
A research project using optical measuring techniques to study the effect of processes inherent in aircraft ageing on jet engine emissions

Epidemiological study of high altitude radiation
Examination of potential links between exposure to radiation at high altitudes and mortality risks for flight crews

significantly below the Group average and 29 per cent below that of its predecessor model, the Airbus A310-300, although the A330 can carry 50 more passengers. The last A310 was retired from the fleet in 2004.

With its advanced engines and aerodynamics, the Airbus A380 will also be essentially quieter than the largest commercial aircraft currently in operation, the Boeing 747-400. The A380 can seat more than 500 passengers, and when it enters scheduled service with Lufthansa in autumn 2007, it is expected to have a fuel burn of 3.3 litres per passenger-kilometre. The A380 will significantly undercut international emission norms and further Lufthansa's aim of minimising the environmental impact of traffic growth.

All Lufthansa aircraft operate below the current noise limits set by the International Civil Aviation Organisation (ICAO) – in some cases well below them. Even today more than 90 per cent of the fleet already meets the new, stricter ICAO standards, reducing noise limits by ten decibels, which will come into effect in April 2006.

Support for research into reducing aircraft noise

Lufthansa's noise reduction policy is based on a three-pronged approach. The Company buys modern, quiet aircraft; it supports research and development in order to further improve noise reduction technology for the current fleet; and it promotes research into optimising take-off and departure procedures within existing operational bounds.

Lufthansa cooperates with the German Aerospace Centre (DLR) on its "Quiet Aircraft" programme. By conducting detailed research into different sources of noise on aircraft, it aims to reduce noise emissions during take-off and approach. Overflight measurements with a Lufthansa Airbus A319 in the summer of 2004 brought another breakthrough in this area.

One of the most promising measures is the installation of so-called vortex generators to deaden two typical whining sounds from the Airbus A319 by conducting the airflow past openings in the fuel tanks' overpressure relief valves, which are fitted beneath the aircraft's wings. As there are four of these fist-sized openings on the underside of each A319, A320 and A321

**New aircraft –
fewer emissions, less noise; Lufthansa aircraft fall well below ICAO limits**

	Noise*	Nitric oxide emissions**	Carbon monoxide emissions**	Unburned hydrocarbons**
Airbus A330-300	By 19 EPNdB***	By 29%	By 86%	By 82%
Airbus A340-600	By 24 EPNdB***	By 28%	By 86%	By 98%
Airbus A380-800	By 17 EPNdB***	By 30%	By 50%	By 50%

**Margins below the ICAO Chapter 3 noise limits*
***Margins below the ICAO CAEP/2 standard*
****EPN – Effective Perceived Noise*

wing, the potential for reducing noise is enormous. Since Lufthansa alone operates almost 80 aircraft of the A320 family, all the airports served by short-range Airbus jets could benefit from this research. The aim now is to finish developing these noise-suppressing solutions through to series production in cooperation with Airbus, the manufacturer.

Innovative climate research project

To coincide with the start of the Global Climate Conference in December 2004 and as part of the airline's Global Compact engagement Lufthansa launched CARIBIC, an innovative EU project to investigate the earth's atmosphere. Up to four times a month, a laboratory container weighing 1.5 tonnes and equipped with 20 scientific instruments is loaded onto the freight deck of a Lufthansa A340-600. The equipment measures over 50 different gas and particle compounds at a cruising altitude of between eight and twelve kilometres. At this altitude neither satellites nor ground-based measurements can record climate-related parameters with sufficient accuracy. This research will help to close an important gap in scientific knowledge, furnishing detailed information about chemical processes in the earth's atmosphere and the impact of air traffic.

Lufthansa has retrofitted a brand-new Airbus A340-600 with the registration D-AIHE for the CARIBIC flights, which it will operate for at least ten years. The research programme is the third EU climate project which Lufthansa has promoted. More than ten distinguished scientific establishments from six European countries are involved in the innovative project under the aegis of the Max Planck Institute for Chemistry in Mainz. The German Research Ministry and the European Union are funding the programme.

Infrastructure bottlenecks waste resources

The increase in traffic volumes in 2004 exacerbated the problem of delays on approach at airports. Inadequate infrastructure on the ground and in the air wastes more than 100,000 tonnes of kerosene a year at Lufthansa – enough to operate eleven long-haul flights between Frankfurt and New York. More than 40 per cent of the delays in Germany occur at Frankfurt. The resultant environmental pollution damage could be avoided by expanding the infrastructure on the ground in line with demand and implementing the urgently needed reform of European air traffic control. According to estimates by the International Civil Aviation Organisation (ICAO), modernising air traffic control could reduce fuel consumption worldwide by five per cent.

Since every detour wastes energy, Lufthansa experts are also focusing their efforts on optimising flight paths, particularly on long-haul routes to Asia. The opening up of a new flight path in September 2004 has shaved 40 minutes off the Frankfurt–Hong Kong route, resulting in savings of seven tonnes of kerosene per flight.

Fundamental Principles of the "UN Global Compact"

Human Rights

The Secretary-General asks world business to:

Principle 1: support and respect the protection of international human rights within their sphere of influence; and

Principle 2: make sure their own corporations are not complicit in human rights abuses.

Labour

The Secretary-General asks world business to uphold:

Principle 3: freedom of association and the effective recognition of the right to collective bargaining;

Principle 4: the elimination of all forms of forced and compulsory labour;

Principle 5: the effective abolition of child labour; and

Principle 6: the elimination of discrimination in respect of employment and occupation.

Environment

The Secretary-General asks world business to:

Principle 7: support a precautionary approach to environmental challenges;

Principle 8: undertake initiatives to promote greater environmental responsibility; and

Principle 9: encourage the development and diffusion of environmentally friendly technologies;

Anti-Corruption

Principle 10: businesses should work against corruption in all forms, including extortion and bribery.

Nature conservation and species protection

Lufthansa has backed the global activities of German and international environment organisations for many years. The Company has been involved in a host of environmental projects and has, for example, promoted efforts to protect the breeding and resting grounds of the migratory crane, the traditional Lufthansa emblem.

In order to encourage a sensitive and responsible attitude towards nature, Lufthansa shows the video "Living Planet – Fascinating Nature" in its inflight entertainment programme. The film was made in cooperation with the environmental foundation Euronatur and the Federal Office for Nature Protection.

Lufthansa Cargo also collaborates with animal welfare and species conservation organisations. The airfreight carrier has refused to transport animals captured in the wild for commercial purposes. In addition, the company has imposed an embargo on the transport of species in particular jeopardy, such as primates, whales, dolphins and elephants.

Global player – global responsibility

Lufthansa reaffirmed its commitment to the principles of sustainable development when it became the first airline to join the "UN Global Compact" – the "Good Corporate Citizenship" initiative launched by UN Secretary-General Kofi Annan. The UN Global Compact sets out to encourage globally active corporations, institutions and organisations to voluntarily uphold ten fundamental principles, which are grouped under four headings: human rights, labour, the environment and anti-corruption. The overriding aim is to make the impact of globalisation as sustainable as possible for people of all nations. By participating in the UN Global Compact, the Lufthansa Group underscores its commitment to meeting its environmental and social responsibilities in its pursuit of business objectives and sustainable growth.

Cosmopolitan outlook – quality through diversity

Lufthansa's strength lies in the diversity of its staff. The Company employs 90,673 people from about 150 nations. Their immense cultural differences, outlooks and abilities are the bedrock of a cosmopolitan and tolerant corporate culture. This multicultural mix helps staff to appreciate the wishes of customers from around the world and respond better to their needs. Lufthansa's "Global Feel – Local Touch" concept encourages personal relationships with passengers from other cultural backgrounds. Since 2004 Lufthansa has been employing native speakers from China, Korea, Japan, the CIS states and the Arab countries as "welcoming agents" at its two hubs, Frankfurt and Munich. Meanwhile, 34.5 per cent of all staff work for the Group abroad.

Gender equality

Over 40 per cent of Lufthansa employees are women. They occupy 13.3 per cent of all managerial posts in the Group, almost six times more than in 1990. Indeed, women make up one quarter of managerial staff with responsibility for personnel. Women account for 3.4 per cent of cockpit crews – far above the international average of 2.5 per cent. There have also been positive developments in pilot training. In the year under review, 16 of the 120 new trainee pilots – or 13.3 per cent – were women. This percentage has tripled since 1997.

Lufthansa's policy of promoting equal opportunities enables the Company to attract qualified staff. As a result, the proportion of women in management training programmes rose by a full ten per cent.

As part of its family-friendly policies, Lufthansa has created regulations to help staff combine a professional career with the demands of family life.

In addition to a three-year period of parental leave, which is legally regulated, the Company has introduced "Lufthansa Family Time", which enables male and female staff to take a year of unpaid leave to nurse or care for a family member or partner. Various working time models have also been devised to allow staff, in agreement with the Company, to develop individual solutions suited to their specific needs.

Lufthansa also pursues a policy of full integration and equal treatment for staff with disabilities. In 2004, the disabled quota for the Group was above three per cent, and in some companies, such as LSG Sky Chefs, well over five per cent. However, it is difficult to increase this percentage throughout the Group because the official regulations on flight personnel – who account for about 30 per cent of Lufthansa employees – state that only able-bodied persons may be employed in that capacity.

Training and new jobs at Lufthansa

At the start of the year, Lufthansa continued its traditional policy on training and employment: 450 young people were offered an apprenticeship within the Group in 2004. In addition, 118 graduates of Lufthansa Flight Training's pilot school were taken over by the carrier. In 2005, Lufthansa plans to recruit 500 flight attendants. Five hundred new jobs for highly qualified staff will be created at "N3 Engine Overhaul Services" – a new joint venture between Lufthansa Technik and Rolls-Royce in Thuringia in Eastern Germany. The newly opened First Class Terminal at Frankfurt Airport has provided about 160 new jobs.

The Indian Ocean tsunami: emergency aid and a long-term commitment

In the immediate aftermath of the seaquake in South East Asia on 26 December, Lufthansa's first priority was to provide fast, unbureaucratic and professional emergency aid. Lufthansa Group staff looked after passengers in the crisis region and arranged their transport home. Numerous representatives of aid organisations as well as emergency supplies were flown free of charge to the stricken area (see also page 37).

In addition to emergency aid, which totalled more than €2m, Lufthansa is providing long-term aid in order to support reconstruction. To this end, the Lufthansa Executive Board and the "Help Alliance" launched the initiative "Give the Children a Future", which will promote projects to help children in India, Sri Lanka, Thailand and Indonesia. The funds will go towards reconstructing schools and kindergartens and building new orphanages. Lufthansa donated an initial €100,000 and appealed to all Lufthansa employees to give one hour of their working time to aid the tsunami victims. By the end of January, staff had given about 14,000 hours, which is equivalent to more than €300,000. Lufthansa will transfer this amount to the Help Alliance. In addition, staff also made direct cash donations of more than €180,000. The monies received were also generously rounded up to €1m.

The Help Alliance is an initiative founded by Lufthansa and Thomas Cook employees which coordinates a large number of joint projects worldwide. Thanks to the personal commitment of staff, the HelpAlliance maintains contact with local aid organisations. Sustainable help towards self-help is the overarching goal. Lufthansa provides logistical, administrative and also financial support.

Lufthansa again tops sustainability indexes

In 2005 Lufthansa again secured the leading position in the airline segment of the Dow Jones Sustainability Indexes World and STOXX. It has held that position since 1999. The Swiss SAM Sustainable Asset Management Indexes GmbH ranked Lufthansa well above the industry average in the financial area as well as giving it top marks for environmental protection. The DJSI World lists more than 300 companies from 22 countries that are recognised for being leaders in the area of sustainability, while the pan-European sustainability index DJSI STOXX includes more than 178 corporations from 14 countries. The annual ratings currently have an influence on 45 asset managers. The related investment volume is about €3bn.

You can find full information about environmental sustainability on the Lufthansa home page at http://sustainability.lufthansa.com, and in *Balance,* our journal for aviation, the environment and sustainability; the next issue will be available in mid-2005. You can order the magazine by sending an email to balance@dlh.de.

The Business Segments of the Lufthansa Group



MD-11 Freighter

"Assuring quality whilst delivering the fastest possible service is our top priority. At time:matters we work jointly with Lufthansa Cargo. Thanks to maximum transport speeds and seamless handling, we can guarantee total reliability and ensure that specific customer requirements are optimally met."

Boris Merle
Global Account Manager,
time:matters GmbH
A company of Lufthansa Cargo


fthansa Cargo
A company of Lufthansa Cargo
time matters

Passenger Business group overcomes heavy handicap of surging oil prices to earn operating profit of €265m

The Passenger Business group profited disproportionately from the global economic upswing in 2004 with double-digit growth rates and boosted its operating profit by €220m. The higher traffic output was achieved with virtually no increase in the workforce. The key product innovation was the introduction of the HON Circle programme.

In 2004 the airline industry experienced a noticeable recovery in demand and a marked increase in transportation output for the first time since 2001. The bulk of the airlines affiliated to IATA returned to a stable growth path with double-digit rises. The industry's commercial performance was handicapped, however, by the massive surge in oil prices. In October fuel prices climbed above 50 dollars to reach a new record high of US$51.56 per barrel. The Lufthansa Passenger Business group gained disproportionately from the general economic upturn and raised its traffic output appreciably in 2004. For the first time ever it carried more than 50 million passengers in a year, and pushed up its sales volume by 14.7 per cent. The careful tailoring of capacity to demand also improved the passenger load factor.

The introduction of the Lufthansa Regional concept on 1 January 2004 impairs the year-on-year comparability of the figures.

Lufthansa Passenger Business group*

		2004	2003	Change in per cent
Revenue	in €m	**11,207**	10,208	9.8
of which with companies of the Lufthansa Group	in €m	473	434	9.0
Profit from operating activities	in €m	**396**	339	16.8
./. net effects from disposal/reversal of impairment losses and valuation at balance sheet date	in €m	– 17	103	–
+ result from equity method investments	in €m	– 1	– 79	98.7
Segment result	in €m	**412**	157	–
Operating result**	in €m	**265**	45	–
EBITDA	in €m	**1,480**	– 157	–
Segment capital expenditure	in €m	**1,265**	678	86.6
of which on investments accounted for under the equity method	in €m	53	–	–
Employees as of 31 December 2004		**34,700**	34,559	0.4
Passengers	in millions	**50.9**	45.4	12.0
Available seat-kilometres	in billions	**140.6**	124.0	13.4
Revenue passenger-kilometres	in billions	**104.1**	90.7	14.7
Passenger load factor	in per cent	**74.0**	73.1	0.9 P

*Previous years figures are not directly comparable due to the inclosure of Lufthansa Regional

**For derivation see the Operating Result table on page 110

Trend in average yields
per revenue passenger-kilometre


2004
99.1
2003
103.2
2002
107.6
2001
106.9
2000
106.4

Index 1999 = 100

Big rise in result

In the 2004 financial year the Lufthansa Passenger Business group earned a segment result of €412m and thus exceeded the prior-year figure by €255m. The main contributors to the segment result of the Lufthansa Passenger Business group were Lufthansa German Airlines, Lufthansa CityLine and Air Dolomiti.

The operating result likewise improved considerably. The Passenger Business group posted an operating profit of €265m. The corresponding figure in the crisis year 2003 had been much smaller at €45m.

Revenue was lifted by 9.8 per cent to €11.2bn. It contains traffic revenue of €10.5bn, which is 10.1 per cent up on 2003. As average yields remained under pressure last year, especially owing to the weak dollar, and declined by 4.0 per cent per revenue passenger-kilometre (by 1.5 per cent after adjustment for cross-currency effects), traffic revenue did not grow quite as fast as the sales volume. Together with other segment income (€987m), the Passenger Business division generated total segment income of €12.2bn, which was 7.6 per cent more than in 2003.

Segment expenditure totalled €11.8bn. The year-on-year rise in expenditure of 5.5 per cent was kept well below the output growth of 13.4 per cent.

In 2004 the segment's capital expenditure amounted to €1.3bn and exceeded the previous year's level by 86.6 per cent. Of this sum €1.1bn (2003: €0.5bn) was invested in purchases of and advance payments on aircraft. The Passenger Business group added six Airbus A340-600s, six Airbus A330-300s, two ATR-700s and two CRJ-200s to its fleet.

Double-digit growth in traffic data

In the year under review the airlines of the Lufthansa Passenger group welcomed 50.9 million passengers aboard, which was 12.0 per cent more than in 2003. Besides the consolidated airlines Lufthansa German Airlines, Lufthansa CityLine and Air Dolomiti, this figure includes the passenger total of the other member airlines – Augsburg Airways, Contact Air and Eurowings – of the newly created Lufthansa Regional concept. The amount of output sold grew by 14.7 per cent, topping the 100-billion mark for the first time to reach 104 billion revenue passenger-kilometres. Lufthansa had expanded its available capacity by 13.4 per cent in line with the increased demand and consequently was able to improve the seat occupancy rate by 0.9 percentage points to 74.0 per cent.

There was a particularly buoyant demand for Lufthansa's long-haul flights. The highest rates of increase were recorded by the Asia traffic region, which had suffered most in 2003 from the SARS epidemic. But a pleasing course of business was also registered in the other intercontinental regions.

Capacity, sales and passenger load factor Lufthansa Passenger Business group


2004
140.6
104.1
2003
124.0
90.7
2002
119.9
88.6
2001
126.4
90.4
2000
123.8
92.2

in bn of passenger-kilometres

■ *Available seat-kilometres*
□ *Revenue passenger-kilometres*

Passenger load factor in per cent	
2004	*74.0*
2003	*73.1*
2002	*73.9*
2001	*71.5*
2000	*74.4*

Europe including Germany

In the European traffic region as a whole 39.5 million passengers flew with Lufthansa, which was 11 per cent more than in 2003. The 8.7 per cent extra capacity was fully absorbed by the market. The sales volume rose by 10.2 per cent, so that the passenger load factor improved by 0.8 percentage points to 63.9 per cent. Last year Lufthansa specifically expanded its flight programme to Eastern Europe in parallel with the enlargement of the EU and added new connections from Frankfurt to Tallinn, Rostov and Ufa as well as ex-Munich to Bratislava, Gdansk, Cracow and Poznan. Since 1 January 2004 as part of the Lufthansa Regional concept Lufthansa has been deploying the partners' aircraft on a wet-lease basis. This means Lufthansa charters aircraft, inclusive of cockpit and cabin crews, and bears the entrepreneurial chances and risks from marketing the additional capacity. Nearly half of all Lufthansa flights within Germany and Europe are now served by the partner airlines in the Lufthansa Regional partnership.

In the European traffic region Lufthansa generated traffic revenue of €5.4bn, a year-on-year jump of 8.3 per cent. This steep rise was due to the higher traffic output and the inclusion of Lufthansa Regional.

North America

The number of passengers carried on the North Atlantic routes increased by 8.0 per cent to reach 5.4 million. Lufthansa expanded its flight supply by 7.1 per cent and was able to fully offload this extra capacity in the market. The sales volume went up by 8.9 per cent, so that the passenger load factor consequently improved by 1.3 percentage points to 79.3 per cent. The capacity expansion included new flights from Munich to Charlotte and Vancouver. Traffic revenue exceeded the 2003 figure by only 5.9 per cent to total €2.1bn.

South America

In the South America traffic region, too, Lufthansa managed to completely market its large increase in capacity by 39.3 per cent. With the sales volume soaring by 41.6 per cent, the passenger load factor also developed positively and edged up 1.3 percentage points to 79.1 per cent. A total of 0.6 million passengers were transported, which was 37.4 per cent more than in the previous year. Lufthansa increased its available capacity significantly by restructuring the Frankfurt–Buenos Aires connection introducing services to Rio de Janeiro and deploying the Airbus A340-600.

Traffic revenue climbed by 34.3 per cent to €0.3bn.

Middle East

Despite the persistently difficult political situation in the Middle East region, Lufthansa raised the number of travellers to 0.9 million (+34.3 per cent) and generated 15.5 per cent higher traffic revenue of €0.3bn. The increase in the sales volume of 32.8 per cent was a little less than the growth in supply (+34.7 per cent), so that the passenger load factor declined marginally to 69.5 per cent. During the period under review Lufthansa increased its flight frequencies on the Munich–Dubai and Munich–Teheran routes and from Frankfurt to Dubai, Sanaa and Amman in line with the rising demand.

Africa

Within the Africa route network Lufthansa extended its capacity in 2004 only marginally (+0.4 per cent), but managed to push up sales by 1.6 per cent. The passenger load factor improved by 0.9 percentage points to 73.3 per cent. The passenger total grew by 3.2 per cent to 1.0 million. Traffic revenue was on a par with the prior-year level at €0.4bn. With the start of the 2004/2005 winter timetable Lufthansa slightly restructured its South Africa programme. An A340-300 now operates daily non-stop services from Frankfurt to Cape Town, while the Munich–Johannesburg link was concurrently scrapped. The South African economic centre can still be reached daily via Frankfurt. The Frankfurt to Cairo service has been expanded to two daily flights.

Trends in individual traffic regions
Lufthansa Passenger Business Group

	Net traffic revenue in €m External revenue		Number of passengers in thousands		Revenue passenger-kilometres in millions		Available seat-kilometres in millions		Passenger load factor in per cent		Number of destinations in the Lufthansa network*	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Europe	5,353	4,944	39,457	35,541	26,691	24,231	41,757	38,400	63.9	63.1	151	148
North America	2,138	2,019	5,363	4,965	36,450	33,480	45,976	42,910	79.3	78.0	110	102
South America	317	236	625	455	5,689	4,017	7,190	5,163	79.1	77.8	12	9
Middle East	268	232	862	642	3,149	2,371	4,531	3,365	69.5	70.5	12	11
Africa	350	347	969	939	4,567	4,494	6,233	6,210	73.3	72.4	19	19
Asia/Pacific	2,087	1,765	3,603	2,860	27,493	22,070	34,922	27,893	78.7	79.1	43	43
Total scheduled services	**10,513**	9,542	**50,879**	45,403	**104,039**	90,663	**140,609**	123,942	**74.0**	73.2	**347**	332
Charters	5	7	22	37	25	45	39	85	63.2	52.7	–	–
Total	**10,518**	9,549	**50,901**	45,440	**104,064**	90,708	**140,648**	124,027	**74.0**	73.1	**–**	–

incl. code-share services, without ground transportation (bus/train services)

Asia/Pacific

The Asia/Pacific traffic area had sustained a sharp slump in 2003 because of the effects of SARS. While the capacity that had been taken off the market at the peak of the crisis was gradually restored in the course of the same year, supply still fell by 4.5 per cent on an annual average. In 2004 Lufthansa widened available capacity by 25.2 per cent. The sales volume was lifted by 24.6 per cent. The passenger load factor reached 78.7 per cent and was slightly down – by 0.4 percentage points – on the year. The number of passengers grew by 26.0 per cent to 3.6 million. Traffic revenue totalled €2.1bn; this was 18.2 per cent up on 2003. Lufthansa is participating in the increased demand for links to China with new connections from Munich to Hong Kong, Shanghai, Guangzhou and Beijing. Its India programme was likewise substantially reinforced by flights from Frankfurt to Bangalore and Madras and from Munich to Delhi. Since February 2005 Lufthansa has also been flying three times a week from Frankfurt to Hyderabad.

Expenditure inflated by higher output

The increase in segment expenses resulted primarily from higher flight-related costs due to expanded output. More than half of the total operating expenses of €11.8bn was thus attributable to the cost of materials. It amounted to €6.4bn and was 17.7 per cent or €955m above the corresponding level in 2003. €385m was accounted for by fuel costs, which grew by 35.0 per cent to €1.5bn. The year-on-year rise in costs in the wake of higher consumption and the oil price level, which hit record highs, was curbed by the successful price hedging strategy, the strong euro and the fuel surcharge introduced in August. Fees and charges grew on a par with output. They went up by 11.7 per cent to €2.2bn. Air traffic control fees made up €652m of this amount (+9.4 per cent) and security charges €124m (+12.9 per cent). The cost of other purchased services climbed by 23.5 per cent to €1.3bn. The reason for this was the cost of chartering the Lufthansa Regional fleet that is contained in this item following the changeover to the new wet-lease model from 2004.

Depreciation, amortisation and impairment costs were 5.5 per cent down on 2003, as the depreciation term of a number of older aircraft expired during the year under review.

Despite the sharp expansion of the business volume, sales commissions fell by 12.0 per cent thanks to the new net pricing model introduced in the German market at the start of September 2004.

Productivity increased
Available seat-kilometres per full-time equivalence


2004
476.3
2003
415.0
2002
411.3
2001
420.6
2000
430.8

Ts seat-kilometres

Headcount largely constant

Staff costs increased perceptibly. They totalled €2.3bn, a year-on-year rise of 6.8 per cent. With the headcount largely constant (+0.4 per cent), the cost of wages and salaries grew by 4.9 per cent. The chief causes of this, besides the collective wage increases for ground and cabin staff agreed in February 2003, were the significantly higher transfers to provisions for partial retirement and profit-sharing bonuses in 2004. Moreover, wages in 2003 decreased inline with the reduction in working hours, with a corresponding cut in pay, between 15 April and 31 August for ground staff and short-time working for cabin crews from 1 April to 30 June. The additions to retirement benefit obligations also rose by 9.3 per cent; they contain a once-only effect arising from a change in the corporate pension scheme for cockpit crews.

Hubs strengthened by new organisational structure

Functioning hubs are of elemental importance for Lufthansa. In a new organisational structure introduced in October 2004, Lufthansa set up hub managements for its Frankfurt and Munich hubs that answer directly to the Airline Board. The hub managers bear entrepreneurial responsibility for the ongoing development of the hubs and have the necessary competencies to implement the aspired goals in respect of customer-friendliness, quality, cost development and efficiency.

Lufthansa made marked progress in the year under review in restructuring continental traffic. Lufthansa's product and service profile was made even more attractive by a transparent pricing concept and the upgrading of the Business Class both in the air and on the ground. The pricing concept comprises the three categories Economy Basic, Economy Flex and Business Tariff and offers each customer the appropriate fare. In addition, new production processes are cutting costs across the board, which helped to raise the productivity of the continental fleet in the summer of 2004. The focus in the current year is on further improving productivity and optimising the product components of the entire service chain.

On 1 September 2004 Lufthansa introduced a net pricing model for its distribution network in Germany. The ticket price now covers only the airline's direct flight performance. The customer pays for the advice and assistance of the travel agent and Lufthansa's own sales outlets via a separate service fee. The changeover was accomplished smoothly. No decreases in ticket sales were registered.

Alliances and partnerships

The group of Star Alliance member companies was expanded in 2004. In May US Airways joined the world's leading airline partnership, while in June the accession of South African Airways (SAA) and TAP Air Portugal was agreed. As a long-term partner, Lufthansa will oversee the integration of SAA into the Star Alliance. SAA serves 48 destinations in Africa alone and has one of the youngest fleets in the world. TAP, together with Spanair and

The hubs of Lufthansa and its partner airlines


Copenhagen
Warsaw
London
Frankfurt
Vancouver
Toronto
Lisbon
Madrid
Chicago
Philadelphia
Washington
San Francisco
Charlotte
Delhi
Beijing
Tokyo
Seoul
Bombay
Bangkok
Singapore
São Paulo
Johannesburg
Auckland

In the 2005 summer timetable Lufthansa's route network encompasses 373 destinations in 94 countries – 24 in Germany, 134 elsewhere in Europe, 132 in the Americas, 50 in the Asia/Pacific region and 33 cities in the Africa/Middle East region. They are served non-stop via Lufthansa's hubs in Frankfurt and Munich and via the hubs of Lufthansa's partner airlines.

VARIG, will play an important role within the Star Alliance in traffic between Europe and South America. With its hubs in Philadelphia and Charlotte, US Airways will ensure a further improvement in the Alliance's network and product reach in the US and in the Caribbean.

The Star Alliance has also reinforced its position in the regional segment. The Finnish airline and SAS subsidiary Blue1 as well as Adria Airways and Croatia Airlines, both partners of Lufthansa over many years, are the first members of the new Star Regional network, which permits regional destinations to be additionally integrated into the Alliance's global route network.

The Star Alliance partner airlines realised further synergies in purchasing last year. An agreement signed in May for media procurement will enable the airlines to save millions of euros. Other joint projects include the use and mutual acceptance of electronic tickets and automated check-in terminals as well as coordinated approaches to new airport and terminal construction projects such as in Narita (Tokyo/Japan).

The economic problems of the American airline industry forced the Star Alliance partners United Airlines, Air Canada and US Airways to seek creditor protection under Chapter 11 and CCAA (Canada) restructuring proceedings. Air Canada successfully completed its restructuring process at the end of September 2004. United Airlines is expected to conclude restructuring in the course of 2005. As the airlines are maintaining normal flight operations, there have been no adverse commercial consequences for Lufthansa or the Star Alliance.

Key events in 2004 at the bilateral partnership level were the cooperation agreements signed in the prospering markets of India and China. Since October 2004 Lufthansa and Air India have been marketing their flights between Germany and India as well as on selected connecting routes in Europe on a code-sharing basis. Lufthansa has thus been able to expand its flight network in India and to reinforce its position as the leading European airline in this region. In China, Lufthansa has concluded a close collaborative link with Shanghai Airlines in addition to its successful partnership with Air China.

Star Alliance 2005
Total offering of the partner airlines in summer 2005*

Daily flights	14,554
Fleet	2,554
Number of destinations	795
Countries served	139

**as scheduled in February 2005*

New products and new aircraft

In 2004 Lufthansa enhanced its service range, particularly in the premium segment. The new Business Class on long-haul routes with the two-metre-long sleeper seat is now available on half of our intercontinental services. The refurbishment of the entire long-haul fleet will be concluded in 2006. The enhanced product includes a new entertainment concept and inflight Internet access. The new short-haul Business Class product is also meeting with a very good response. All this is being accompanied by on-the-ground innovations and improvements such as WLAN links in the lounges and fast lanes for the security check.

The highlight last year was the launch of the HON Circle programme in December 2004. The new concept for status customers is directed at especially loyal clients who have accumulated 600,000 HON Circle miles in two successive calendar years. For these premium customers as well as for its First Class passengers Lufthansa has opened a First Class Terminal and two lounges in Frankfurt. There they can enjoy numerous amenities and facilities in a luxurious setting – which includes being ferried in a chauffeur-driven limousine right up to the aircraft (see also page 28).

The fleet modernisation programme begun in 2003 has meanwhile been largely completed. A total of ten new Airbus A340-600s and six of ten ordered A330-300s are already in service. The remaining four A330s will be delivered up to November 2005.

The Logistics group profits from the economic recovery and posts an operating profit of €34m

Lufthansa Cargo managed last year to fully offload its 9.9 per cent extra capacity in the market and to improve the cargo load factor. Despite the burden of the high oil price the segment again posted a positive operating result. Its Excellence + Growth programme is intended to ensure profitable growth in the future.

In 2004 the world economy displayed different growth patterns in the individual regions. Whereas in Asia the economy boomed and in the US growth rates of over 4 per cent were recorded, the euro area and Germany achieved an increase of only 1.8 and 1.6 per cent respectively. In the fourth quarter the high oil price and the persistently strong euro dampened the positive development and slowed GDP growth. The cyclical revival in major markets caused the demand for air-freight services to pick up following the crisis year 2003. The Logistics group profited from this trend and registered significantly higher traffic data than in 2003.

In 2004 Lufthansa Cargo increased its available freight capacity by 9.9 per cent and managed to fully place this extra supply in the market. The sales volume rose by as much as 12.3 per cent to 8.0 billion revenue tonne-kilometres, with the result that the cargo load factor improved by 1.4 percentage points to 67.0 per cent. The marketed freight capacity in the bellies of passenger aircraft was 15.8 per cent up on 2003; this additional capacity was likewise fully absorbed by the market, with sales climbing by 20.7 per

Lufthansa Logistics group*

		2004	2003	Change in per cent
Revenue	in €m	**2,469**	2,161	14.3
of which with companies of the Lufthansa Group	in €m	14	14	0.0
Profit from operating activities	in €m	**55**	36	52.8
./. net effects from disposal/reversal of impairment losses and valuation at balance sheet date	in €m	1	6	– 83.3
+ result from equity method investments	in €m	8	4	100.0
Segment result	in €m	**62**	34	82.4
Operating result**	in €m	**34**	– 16	–
EBITDA	in €m	**169**	177	– 4.5
Capital expenditure on tangible and intangible assets	in €m	**154**	31	–
Employees as of 31 December 2004		**4,980**	5,075	– 1.9
Cargo and mail	in thousand tonnes	**1,753**	1,580	10.9
Available tonne-kilometres	in millions	**11,880**	10,814	9.9
Revenue tonne-kilometres	in millions	**7,961**	7,089	12.3
Load factor	in per cent	**67.0**	65.6	1.4 P

*Previous year's figures are not directly comparable due to changes in the group of consolidated companies
**For derivation see the Operating Result table on page 110

Trend in average yields per revenue tonne-kilometre freight/mail


2004* 96.2
2003* 101.7
2002 110.3
2001 115.8
2000 113.7

Index 1999 = 100

**for better comparability charter revenue not included*

cent. Lufthansa Cargo transported 1.8 million tonnes of freight and mail, which was 10.9 per cent more than in 2003. In the Asia traffic region Lufthansa Cargo lifted the sales volume by 10.3 per cent and in the Americas by 13.8 per cent. Both regions also registered gratifying cargo load factors of 72.8 and 69.5 per cent.

In addition to Lufthansa Cargo AG, the result of the Logistics group for the first time encompasses Lufthansa Cargo Charter Agency GmbH, time:matters GmbH, cargo counts GmbH, Jettainer GmbH and three aircraft leasing companies. This hampers the year-on-year comparability of the figures.

Result improved compared with in 2003

In 2004 the Logistics group lifted its revenue year-on-year by 14.3 per cent to €2.5bn, of which €2.4bn was traffic revenue. It rose by 11.4 per cent, less than the sales volume, since average yields receded last year by 5.3 per cent (or by 0.6 per cent when adjusted for currency movements). This was due to continuing excess capacity in the market, with a corresponding pressure on prices, and the cross-currency effects. The most important currencies for the Logistics group followed an especially negative trend compared with the euro: the US dollar lost 9.6 per cent of its value compared with 2003, the Japanese yen fell by 2.6 per cent and the Indian rupee declined by 7.0 per cent against the euro. The Logistics group generated total segment income of €2.6bn.

The segment's expenses increased by 11.5 per cent to just under €2.6bn. Fuel costs soared by no less than 36.1 per cent to €332m. The cost burden resulting from higher consumption and the oil price surge of 34.9 per cent were only partly offset by the weakness of the US dollar and the successful price hedging strategy. Chartering costs also grew substantially since the DHL intercontinental joint venture and the new more flexible fleet structure increased the demand for charter aircraft. Altered account settlement modalities with the Lufthansa passenger airlines and the growth of output also pushed up charter expenses. Despite the 1.9 per cent drop in the employee total, staff costs went up by 8.6 per cent to €342m. This was due to higher provisions for partial retirement, the effects of first-time consolidation and provisions for adopted restructuring measures. In 2004 the Logistics group posted a segment result of €62m, which was 82.4 per cent better than in 2003. The operating result of €34m was €50m up on 2003.

Sharp rise in capital expenditure

In the wake of the fleet renewal programme the segment's capital expenditure climbed by €123m to €154m. This includes advance payments, purchasing and conversion costs for five second-hand MD-11 freighters totalling €147m. Lufthansa Cargo also invested in the extension of a security hub at its base in Frankfurt, which was completed in August 2004. The other investments comprised diverse IT programmes for process improvement

Capacity, sales and cargo load factor


2004
11.9
8.0
2003
10.8
7.1
2002
10.7
7.2
2001
11.3
7.1
2000
11.2
7.7

in bn of tonne-kilometres

■ *Available tonne-kilometres*
□ *Revenue tonne-kilometres*

Freight/mail load factor in per cent	
2004	*67.0*
2003	*65.6*
2002	*66.6*
2001	*62.8*
2000	*68.2*

and customer communication. For example, the "EasySales" system established itself as a worldwide platform for customer support and service and was further extended. FOReSIGHT, Lufthansa Cargo's biggest IT project to date, concluded some sub-projects, thereby laying the basis for future process support and reducing costs and complexity substantially. With a view to improving data security Lufthansa Cargo introduced a worldwide governance system. Concrete measures for encoding e-mails were derived from a detailed data risk analysis.

Products and quality

Lufthansa Cargo has positioned itself as the leading premium supplier in the market and is supplementing its airport-to-airport core business with logistics services. The degree of market penetration of the Express products offers the Logistics group higher average yields compared with other suppliers. Together with the service packages tailored to the needs of particular sectors, the share of premium products in the total revenue from freight transport was increased by the end of 2004 to 37 per cent (2003: 35.5 per cent).

In the field of quality management Lufthansa Cargo is relying on the internationally recognised "Business Excellence" model of the European Foundation for Quality Management (EFQM). The goal is to maintain the company's performance at a high level and to raise it even further. In 2004 it attained the "Recognised for Excellence" status. With "Business Excellence" Lufthansa Cargo has chosen a quality management system that is being used for the analysis and continuous improvement of the entire company.

Through long-term master agreements Lufthansa Cargo is seeking to offset the industry's pronounced vulnerability to cyclical swings. The agreements include the long-term pledge to book a specified belly capacity at fixed prices. At the end of 2004 Lufthansa Cargo had already sold 37 per cent of the capacities centrally managed from Germany in the 2004/2005 winter timetable through long-term contracts.

Excellence + Growth

In view of the increasing competitive pressures Lufthansa Cargo launched its "Excellence + Growth" programme, which is designed to ensure sustained profitable expansion. The focus is on the creation of a process-oriented organisation and the streamlining of internal structures including the reduction of ten per cent of existing jobs. In addition, in the areas of purchasing of services, network optimisation, boosting sales, yield management and collective pay settlements the measures are being bundled and the processes streamlined. The project will yield its maximum impact on the result by the end of 2006.

Affiliates, alliances and partnerships

Following the harmonisation of the express products and the creation of the largest express network in the world, the WOW partner airlines also harmonised their dangerous goods services in October 2004. As in the case of standard freight, the time-definite system also applies here: consignments are transported within clearly defined time frames and made available at fixed times. Dangerous goods comprise such items as explosives and inflammable gases, solids and liquids.

In 2004 the collaboration with DHL was expanded. The cooperative venture in the intercontinental segment that was begun in 2003 was extended last year to include four routes to North America and Asia. Both Lufthansa Cargo's own MD-11 freight carriers and leased MD-11s are deployed on these jointly operated routes. In Europe Lufthansa Cargo uses the flights of DHL Worldwide Express for its night-flight network.

Since September Lufthansa Cargo has marketed the freight capacity of US Airways on flights from Frankfurt, Munich, Amsterdam and Paris to Philadelphia and Charlotte. In October services from Madrid, Rome, London/Gatwick and Manchester were added.

In the 2004 financial year Lufthansa Cargo concluded further collaborative agreements in the strategic core market China. At Shenzhen Airport the ICCS freight terminal was opened in September. It is being run by a jointly owned subsidiary of Lufthansa Cargo and the Shenzhen Airport operator. Ownership is divided equally between the two partners. In October Lufthansa Cargo and Shenzhen Airlines founded the Chinese cargo airline Jade Cargo International based in Shenzhen with the equity involvement of Deutsche Investitions- und Entwicklungsgesellschaft. It should commence operation in autumn 2005.

Lufthansa Cargo's subsidiary Cargo Counts managed to win two prominent clients – AirAsia and Hapag-Lloyd Flug – and concluded a Total Cargo Management agreement with them, while Lufthansa Cargo Charter and time:matters both increased their revenue substantially compared with 2003.

The WOW alliance 2005
Total offering of the partner airlines

Hubs	Frankfurt, Cologne (Lufthansa Cargo) Copenhagen, Stockholm, Oslo, Gothenburg (SAS Cargo) Singapore (Singapore Airlines Cargo) Tokyo/Narita, Osaka/Kansai (Japan Airlines Cargo)
Destinations	523 worldwide
Countries served	103 worldwide
Continents	5
Fleet	45 cargo aircraft and 883 passenger aircraft

Lufthansa Technik lifts business volume and achieves much better result

In 2004 the MRO group won 255 new contracts and increased revenue by 7.3 per cent. The operating result was improved again by more than 30 per cent. The preparations for the Airbus A380 are in full swing: corresponding co-operation agreements were signed with Rolls Royce and Air France.

In 2004 the Maintenance, Repair and Overhaul (MRO) sector registered an upturn for the first time in three years – albeit at a lower price level. Although the airlines increased their demand for MRO services, they asked for price concessions on account of their weaker profitability. The competitiveness of European suppliers was additionally burdened by the strong euro in the dollar-driven MRO market.

Despite all the crises, no capacity adjustment has been evident so far in the MRO sector. Original equipment manufacturers (OEMs) are attempting to compensate for their falling sales by offering low-priced after-sales services. Moreover, rival suppliers created through mergers are positioning themselves on the market. Hence cost-cutting and efficiency-boosting measures continue to play a key strategic role in maintaining the MRO segment's competitiveness.

The Lufthansa Technik group profited from the revival in demand. In the year under review it concluded 255 new contracts with clients outside the Lufthansa Group worth a record €330m of additional revenue accruing in 2004. These include a 15-year agreement with Spirit Airline for total component support for its A320 fleet. This is the first time that Lufthansa Technik has been commissioned component support of a US airline. In addition, Mid East Jet, an operator of VIP and business jets, awarded a lifecycle maintenance contract for its entire fleet to Lufthansa Technik and moved its home base to Hamburg. In 2004 Lufthansa Technik processed orders for 514 customers – 12.2 per cent more than in 2003. The fleet entrusted to Lufthansa Technik's professional care grew by 4.5 per cent to 1,002 aircraft,

Lufthansa Technik group

		2004	2003	Change in per cent
Revenue	in €m	**3,060**	2,852	7.3
of which with companies of the Lufthansa Group	in €m	1,360	1,265	7.5
Profit from operating activities	in €m	**227**	152	49.3
./. net effects from disposal/reversal of impairment losses and valuation at balance sheet date	in €m	3	–	–
+ result from equity method investments	in €m	3	6	-50.0
Segment result	in €m	**227**	158	43.7
Operating result*	in €m	**205**	157	30.6
EBITDA	in €m	**333**	310	7.4
Segment capital expenditure	in €m	**107**	80	33.8
of which on investments accounted for under the equity method	in €m	4	–	–
Employees as of 31 December 2004		**18,102**	18,075	0.1

For derivation see the Operating Result table on page 110

Revenue of Lufthansa Technik group


2004
1,360
1,700
2003*
1,265
1,587
2002*
1,186
1,623
2001*
1,294
1,541
2000
1,156
1,109
in €m

□ *Revenue with other Lufthansa Group companies*
■ *External revenue*

**Figures only partly comparable due to changes in the group of consolidated companies.*

while the number of aircraft engines under maintenance declined by 1.8 per cent to 1,517. Compared with 2003 the segment's group of consolidated companies was expanded solely by the addition of Lufthansa Technik Objekt- und Verwaltungsgesellschaft mbH. This does not impair the year-on-year comparability of the figures.

Significantly better result

In the year under review the Lufthansa Technik group raised its revenue by 7.3 per cent to €3.1bn. The revenue from the new contracts offset the decline in the aero-engine and completion sectors as well as the negative cross-currency effects resulting from the strong euro. Whereas externally generated revenue rose by 7.1 per cent, revenue earned with companies belonging to the Lufthansa Group was increased by 7.5 per cent. This was due to the ongoing refitting of the Lufthansa long-haul fleet with the new Business Class as well as additional engine and overhaul events. The Lufthansa Technik group generated total segment income of €3.2bn (+5.6 per cent).

Segment expenditure went up by 3.5 per cent, more slowly than segment income, and totalled €3.0bn. This reflects the positive impact of the Technik group's successful cost and capacity management. In 2003 goodwill impairment charges concerning the US subsidiary BizJet had additionally pushed up costs. While the cost of materials expanded by 8.5 per cent, staff costs increased by 9.4 per cent. This was caused by the first-time inclusion in 2004 of the employees of AirLiance in the group's consolidated accounts as well as a collective pay rise and the substantially higher provisions for retirement benefit obligations.

In 2004 Lufthansa Technik surpassed its 2003 segment result by 43.7 per cent, posting a segment profit of €227m. The operating result of €205m was likewise markedly better than in 2003, when a profit of €157m was earned.

Capital expenditure and employee numbers

The segment's capital expenditure was upped in 2004 by €27m to €107m. It was expended on reserve engines, the construction of a new maintenance hangar for Condor Cargo Technik GmbH in Frankfurt and an engine testing facility in America as well as technical plant.

As at 31 December 2004 the Lufthansa Technik group had 18,102 employees or 0.1 per cent more than at the same time in 2003. In the year under review 180 new apprentices started training at Lufthansa Technik. In December 2004 Lufthansa Technik set up a personnel supply agency. In future Aviation Power, a joint venture of Lufthansa Technical Training and Manpower Deutschland GmbH, will take over Lufthansa Technik apprentices who conclude their training as from January 2005. In this way young people at the start of their professional careers will have job opportunities either at Lufthansa Technik or in other aviation companies.

Revenue share 2004 by business area


Aircraft Overhaul Services and VIP Jet Services 15%
Completion Center 2%
Engine Services 35%
Aircraft Maintenance 25%
Others 1%
Component Services 22%

"Perspectives for Technik" set up to bolster profitability

The developments in the MRO industry clearly show that in future years, too, cost reductions and efficiency enhancements will be necessary in order to perform successfully in the market. With this aim in mind Lufthansa Technik has launched a programme named "Perspectives for Technik" which is to yield additional savings and improvements of €240m up to 2006. The individual measures in the personnel and materials fields have been amalgamated into programmes that are directly overseen by board-level management.

The Technik group intends to tap further cost-cutting potential by intensifying cooperation in the worldwide MRO network in the fields of distribution, procurement and production.

Cooperative ventures expanded

The successful cooperation between Air China and Lufthansa in the largest aircraft maintenance facility in China, Ameco (Aircraft Maintenance & Engineering Corp.), is being prolonged by 25 years. The agreement signed in July 2004 foresees a capital increase of US$100m in the next four years. This will enable the company's infrastructure to be extended and adapted to Air China's growing fleet.

Last year Lufthansa Technik and Rolls-Royce established the joint venture "N3 Engine Overhaul Services GmbH & Co. KG" for the maintenance of Trent 500, Trent 700 and Trent 900 Rolls-Royce aero-engines. The plant is being built at Arnstadt near Erfurt and from 2007, with an initial complement of 250 employees, will assume responsibility for overhauling the state-of-the-art engines for the Airbus A330, A340-500/600 and A380 for the European, American and African markets.

The two major European MRO suppliers Lufthansa Technik and Air France Industries intend to supply the complete equipment requirements for the Airbus A380 in a joint partnership. The partners plan not only to service the 25 A380 aircraft firmly ordered by Lufthansa and Air France but also to offer this service to other A380 operators. This includes maintenance operations, the management of an equipment pool and all logistics services at the A380 hubs.

BizJet, Lufthansa Technik's subsidiary in the US, is now also a partner of Platinet – The Global Support Network. The worldwide premium service for VIP, government and business jets for North and South America combines and coordinates all services of selected partner firms worldwide, be they technical, logistical or flight operational services. (Further information on new products and customer programmes of Lufthansa Technik can be found on pages 48 and 34.)

LSG Sky Chefs improves result significantly through cost reduction and greater flexibility

In the persistently difficult airline catering market LSG Sky Chefs managed to reduce its prior-year loss by almost 80 per cent. Following the sale of Chef Solutions the group is focusing on its core airline catering business. With the "Triangle" project the company's restructuring is being continued and a further improvement in earnings assured.

In 2004 the global airline catering market was unable to benefit from the revival of world air traffic. The high oil price and the relentlessly fierce competitive setting with growing price pressures prompted many carriers to further curtail their inflight service or to abolish it altogether. Since the start of the crisis in 2001 the airline catering market has contracted by around 30 per cent. The worst hit market was America, where the volume shrank by more than 40 per cent.

The LSG Sky Chefs group has responded to these market changes and devised numerous initiatives to cut costs and widen flexibility. After the structural changes and process optimisations in the years 2001 to 2003, further deep restructuring measures were taken during the year under review. This affected all levels of the company. Unprofitable kitchens were closed, production facilities amalgamated and excess capacity reduced. Better terms were achieved for long-term rental and leasing agreements through renegotiations. Finally, the non-core business segment Chef Solutions was sold. In addition, LSG Sky Chefs reacted to the market changes by developing lower-priced product alternatives and consequently managed to maintain its market position.

LSG Sky Chefs group*

		2004	2003	Change in per cent
Group revenue	in €m	**2,334**	2,667	- 12.5
of which with companies of the Lufthansa Group	in €m	496	467	6.2
Loss from operating activities	in €m	**- 142**	- 730	80.5
./. net effects from disposal/reversal of impairment losses and valuation at balance sheet date	in €m	41	103	- 60.2
+ result from equity method investments	in €m	11	7	57.1
Segment result	in €m	**- 172**	- 826	79.2
Operating result**	in €m	**- 167**	- 215	22.3
EBITDA	in €m	**63**	217	- 71.0
Segment capital expenditure	in €m	**47**	148	- 68.2
of which on investments accounted for under the equity method	in €m	2	–	–
Employees as of 31 December 2004		**28,596**	31,734	- 9.9

**Previous year's figures are not directly comparable due to changes in the group of consolidated companies*
***For derivation see the Operating Result table on page 110*

Revenue
LSG Sky Chefs group


2004*
496
1,838
2003
467
2,200
2002**
446
2,630
2001**
449
2,067
2000
408
644

in €m

□ *Revenue with other Lufthansa Group companies*
■ *External revenue*

**Decrease due to the disposal of Chef Solutions*

***High deviation due to the first-time consolidation of the LSG Sky Chefs group USA from 1 June 2001.*

The main change in the LSG group of consolidated companies resulted from the disposal of the Chef Solutions group, which was eliminated from the group of consolidated companies as of 8 June 2004. The LSG Sky Chefs group now comprises 140 enterprises of which 92 are fully consolidated.

Loss substantially reduced

In 2004 the LSG Sky Chefs group generated revenue of €2.3bn, which was 12.5 per cent less than in the previous year. This was chiefly attributable to the deconsolidation of Chef Solutions, exchange-rate movements and the ongoing downward business trend in the US airline catering market. After adding other segment income the group generated total segment income of €2.5bn. The segment expenses were lowered by 28.1 per cent to €2.7bn. In 2003 extraordinary impairment losses totalling €705m had been incurred on assets in North America, in particular. In the year under review unscheduled depreciation of €23m was charged on production units in Scandinavia. Decreases were also recorded for the cost of materials (–13.2 per cent) and staff costs (–8.2 per cent). Factors contributing to this were the sale of Chef Solutions, cross-currency effects and restructuring measures. The employee total as at 31 December 2004 contracted by 9.9 per cent compared with 2003 to 28,596.

For the 2004 financial year the LSG Sky Chefs group recorded a segment result of –€172m and thus substantially reduced the prior-year loss (–€826m). The operating result likewise improved in the wake of the restructuring measures from –€215m in 2003 to –€167m in the year under review.

The segment's capital expenditure in 2004 was comparatively low at €47m (2003: €148m).

Course of business in the airline catering sector

Despite the difficult market environment, the LSG Sky Chefs group managed to extend its contracts with some major clients in its key airline catering business sector. These include the general contract with Lufthansa for catering services at 75 locations worldwide and the agreement with Thomas Cook. Expiring contracts were compensated for with new business.

Revenue in this sector nonetheless declined by 2.9 per cent to €2.0bn. Besides currency effects, this was negatively influenced by the reduction in the airlines' service range and price concessions in connection with the new contracts. Owing to the sale of Chef Solutions the contribution of airline catering to total external revenue rose to 86.7 per cent (2003: 78.1 per cent).

The Americas region was hardest hit by the fall in revenue. For one thing, despite stable economic growth in the US, the catering volume fell for the fourth year in succession because of reduced service concepts, while the conversion of revenue denominated in US dollars into euro depressed revenue by 8.1 per cent.

External revenue share 2004 by business area
Business segments


Chef Solutions*
8%
Other activities
5%
Airline Catering
87%

only up to 8 June 2004 in the group of consolidated companies

Airline Catering
Revenue in individual regions


Europe/Africa/ Middle East
57 %
Asia/ Pacific
6 %
North/ South America
37 %

In Europe/Africa/Middle East the revival of air traffic following the crises in 2003 led to slight revenue growth. The distinctly higher number of passengers offset the effects of reduced service concepts and price concessions. Another contributory factor was the full-year inclusion of Abela in the UK.

In Asia the airline catering volume rose in comparison with 2003. This was due to economic growth in the region as well as the first-time full-year consolidation of LSG Sky Chefs Korea. In 2003 this region was particularly badly affected by the consequences of the SARS epidemic.

Sale of Chef Solutions

With effect from 8 June 2004 the Chef Solutions business segment was sold to the US financial investor Questor. Under the prevailing circumstances the management of LSG Sky Chefs saw no possibility to improve the commercial outlook of this division without massive investments. Up to 8 June Chef Solutions generated external revenue of €181m (full-year revenue in 2003: €465m) and represented a share in total external revenue of only 7.8 per cent (2003: 17.4 per cent). In the other business areas – airport restaurants and lounges, security services and quality management – external revenue climbed by 8.8 per cent. This was chiefly attributable to the expansion of the business of LSG Sky Chefs Supply Chain Solutions.

"Triangle" lowering administrative costs

Following the steps taken in the previous years to introduce a greater degree of standardisation and flexibility into production, the LSG Sky Chefs group has now launched the "Triangle" project with the aim of critically reappraising the entire organisation of the catering group and thus reducing administrative costs by some 30 per cent by 2006. To date more than 250 individual measures have been identified, and a number of them have been implemented in the past year. They include the concentration of global administration at Neu-Isenburg near Frankfurt, the establishment of a global sales and service function in place of the previous regional distribution structure and the bundling of purchasing quantities into larger volumes.

In the year under review and in the first few months of the present year the board of the LSG Sky Chefs group was reshuffled in several stages. The new management is mandated to vigorously advance the necessary restructuring process and develop potential for the future.

Restructuring measures improve Thomas Cook's result

In 2003/2004 Thomas Cook registered a rising number of guests for the first time in two years. While revenue was raised, the initiated recovery programme curbed costs. Thomas Cook thus managed to significantly cut the previous year's loss. The repositioning of Condor and the strengthening of Neckermann Reisen added to this result.

Following two years of crisis, the leisure travel industry recovered a little last year and consumer spending on packaged holidays increased again. Although in 2004 Thomas Cook AG was once again confronted with a fierce competitive situation in its main markets, it was able to avoid ruinous price-cutting wars by successfully adjusting its capacity. The share of price-reduced last-minute offers declined accordingly. This was nonetheless accompanied by a reinforcement of the market trends seen in the preceding years – price sensitivity, short-term booking, expansion of the no-frills airlines, high rates of increase in e-commerce business. Thomas Cook responded to this development by modifying its travel products: discounts for early booking were expanded, online platforms were extended and the supply structures in the main markets were improved. In addition, the seat-only business of the group's airlines was increased by adopting the price and marketing logic of the no-frills carriers. This enabled Thomas Cook to win market share in virtually all areas.

Thomas Cook AG

		1 November 2003 until 31 October 2004	1 November 2002 until 31 October 2003	Change in per cent
Revenue	in €m	**7,479**	7,242	3.3
of which tour operators	in €m	6,402	6,110	4.8
airlines	in €m	620	667	–7.0
Loss from operating activities	in €m	**–86**	–214	59.8
Loss before taxes	in €m	**–149**	–280	46.8
Net loss	in €m	**–176**	–251	29.9
Total assets	in €m	**4,091**	4,236	–3.4
Passengers	in thousands	**13,093**	12,574	4.1
Employees as of 31 October 2004		**23,954**	25,164	–4.8

Higher customer numbers and revenue

In the 2003/2004 business year a total of 13.1 million customers opted for one of Thomas Cook's holiday deals. This was 4.1 per cent more than in 2002/2003. In the period under review the holiday destinations Turkey and Egypt managed to halt the previous year's negative trend and again recorded gratifying increases. The principal tourist country, however, remained Spain – despite the persistent downward trend. The course of leisure travel business in the European countries was outperformed by the travel demand for overseas resorts. In this segment those regions that were hit by the tsunami at the end of December had registered the largest growth in visitors in the year under review. Thus Sri Lanka recorded an increase of 50 per cent, India of 42 per cent and the Maldives of 30 per cent. Even so, their share in total revenue is still relatively small at just over 1 per cent. The weak US dollar caused the demand for journeys to America to shoot up: 39.1 per cent more travellers than in the previous year flew to the US and 43.7 per cent to Canada. Demand for vacations in Germany and the neighbouring countries declined in 2003/2004 owing to poor weather.

Between November 2003 and October 2004 the revenue generated by the Thomas Cook group rose by 3.3 per cent over twelve months to €7.5bn. Of this, 46.5 per cent was earned in Germany, which thus remains the most important market for the leisure travel group. Following two successive crisis years, revenue in this market was raised by 1.0 per cent to €3.5bn. In the United Kingdom the group achieved a significantly higher year-on-year increase of 5.0 per cent. The revenue of €2.4bn generated in the UK market accounted for 32.1 per cent of total gross revenue. The third largest market is Western Europe: 20.0 per cent of the group's revenue was generated in France and the Benelux countries. The International business area, in which business in Eastern Europe and overseas is aggregated, achieved a revenue total of €107m and thereby improved its share of total revenue from 1.0 to 1.4 per cent.

In the past business year operating income came to €230m and was thus markedly down (by €49m) on the prior-year figure, which had included book profits from the sale of equity interests amounting to €76m (2003/2004: €14m).

Expenditure contained by cost management

Expenditure on leisure travel services grew more slowly than revenue, going up by 2.2 per cent to €5.7bn – thanks to successful cost management, which was able to offset rises in the fuel costs (+13.6 per cent) and security charges. The gross yield consequently improved by 6.9 per cent to €1.8bn. The gross yield margin rose to 23.5 per cent.

The group's overhead costs went down by 2.0 per cent. The headcount fell during the year under review by 1,210 to 23,954 employees. Nearly all the sales markets and business segments were affected by the cuts in staffing levels, which were due mainly to the adjustment of the group's airlines'

Reconciliation of Thomas Cook AG segment result
in €m

	Business year 2003/2004	Business year 2002/2003
Net loss (IFRS)	**-176**	**-251**
Final value determination	–	-9
– Minority interest	0*	-2
Thomas Cook shareholders' share of the result	**-176**	**-262**
of which Lufthansa's share 50%	-88	-131
– Eliminination of early application of new IFRS standards	-13	–
Thomas Cook segment result	**-101**	**-131**

**rounded below €1m*

capacities in Germany and restructuring measures in the distribution networks of Thomas Cook UK and at Thomas Cook Voyages in France. Even so, wage and salary costs decreased by only 0.7 per cent to €709m on account of collective pay rises. In the wake of the ongoing restructuring and reorganisation measures, current costs and provisions for redundancy payments and severance benefits increased further in comparison with the previous year by 30 per cent to €24m.

Greatly improved result

In the 2003/2004 business year the Thomas Cook group earned a positive result before interest, taxes and goodwill amortisation (EBITA). It improved by more than €100m from -€79m to €22m. The loss before taxes was reduced by almost half over twelve months from -€280m to -€149m. The result includes a negative balance of €177m from exceptional costs and income. This was due to the worsening result outlook in individual subsidiaries and business segments. The bulk of the loss is due to unscheduled impairment of €109m on Thomas Cook's activities in France. On the other hand, no scheduled goodwill amortisation charges were incurred owing to the option of applying IFRS 3 already in the 2003/04 annual financial statements.

"Customer satisfaction is the benchmark for quality at the Condor Individuell Service Centre. We are confronted daily with a wide range of questions and problems, and we work with the travel agents to develop solutions."

Tina Di Liberto
Staff Member, Condor Service Centre
Thomas Cook AG



In calculating the segment result Lufthansa eliminated the effects of the premature introduction of new IFRS standards in the annual financial statements of Thomas Cook AG. The segment result on an equity basis comes to –€101m (2003/2004: –€131m).

Thomas Cook's capital expenditure from November 2003 to October 2004, at €66m, was far less than in the previous years. In 2002/2003 its asset formation had totalled €204m. Two thirds of the investment volume was expended on the preparation and adjustment of the IT systems to the changed competitive environment as well as on replacement investments for machinery and equipment. The group's net indebtedness was cut from €1.0bn to €596m.

Recovery programme in German market beginning to bite

The clear improvement in the result reflects the success of the measures initiated to restructure the group. At the start of 2004 a new management board took over and simultaneously assumed responsibility for the primary goal of leading Thomas Cook out of the red. A comprehensive recovery programme focusing on the German market was set in train. Key points of the programme were reducing capacities of the group's airlines and of the guaranteed hotel quotas, staff reduction, flatter management structures, streamlining at the group's head office and a marked reduction of all cost items. In the business year under review ten Condor aircraft were sold and the fleet's productivity increased. The reorientation of Condor with a stronger emphasis on seat-only business improved the passenger load factor by 1.5 percentage points to 85.9 per cent. The guarantees given to the contract hotels were cut by 50 per cent and the number of employees by 5.2 per cent.

In protracted negotiations between management and labour staff costs were made more flexible and adapted to the changed revenue and competitive situation. A more efficient purchasing policy ensured that all supply contracts were renegotiated and in this way expenditure on inputs lowered. Cost-cutting was additionally aided by the new profit centre structure, the establishment of an internal shared service organisation, via which all spending on internal services is allocated to the beneficiary, plus the outsourcing of IT support and commercial back-up activities.

These measures were accompanied by the refinement of products and processes tailored to the changed customer demands. For example, new forms of discounts were introduced, the stock of all-inclusive products was expanded and clients were encouraged to book early through appropriate incentives. Another focal point was the extension of the virtual distribution channels. Thus new direct marketing brands were developed for internet-based sales and new functionalities were introduced.

IT Services remains on profit path and boosts result by 56 per cent

With new clients the Systems group lifted revenue generated outside the Lufthansa Group in 2004 by 8.7 per cent and earned an operating profit of €61m. The product portfolio was expanded through the modernisation of the passenger systems, which are also available in individual modules, and the electronic Route Map for the cockpit.

The revival of the aviation market in 2004 also gradually raised the industry's propensity to invest. The hoped-for high rates of order volume growth in the IT sector were not achieved, however, as the economic situation of the airlines remained difficult. The Lufthansa Systems group nevertheless managed to win some new airline customers in this tough competitive environment. The Latin American carrier TACA, for example, will in future use passenger management modules developed by Lufthansa Systems for core processes such as reservations and check-in. In addition, TACA is making use of the NetLine products in the field of flight planning and control, ProfitLine/Yield for revenue management and Lido OC for flight route planning. The activities outside the airline industry brought two major contracts with new clients such as IT outsourcing for the Cominvest group in Munich, and the expansion of business with logistics service providers. New orders gained in the external market make up nearly 40 per cent of all new contracts concluded.

Lufthansa Systems group

		2004	2003	Change in per cent
Revenue	in €m	**628**	611	2.8
of which with companies of the Lufthansa Group	in €m	390	392	- 0.5
Profit from operating activities	in €m	**69**	63	9.5
./. net effects from disposal/reversal of impairment losses and valuation at balance sheet date	in €m	–	8	–
+ result from equity method investments	in €m	–	–	–
Segment result	in €m	**69**	55	25.5
Operating result*	in €m	**61**	39	56.4
EBITDA	in €m	**104**	95	9.5
Capital expenditure on tangible assets and intangible assets	in €m	**47**	48	- 2.1
Employees as of 31 December 2004		**3,190**	3,159	1.0

**For derivation see the Operating Result table on page 110*

Revenue of Lufthansa Systems group


2004
390
238
2003
392
219
2002*
368
189
2001
352
126
2000
318
118
in €m

□ *Revenue with other Lufthansa Group companies*
■ *External revenue*

**High increase due to changes in the group of consolidated companies.*

Operating result boosted to €61m

In the 2004 financial year the Lufthansa Systems group increased revenue by 2.8 per cent to €628m. The revenue generated with companies outside the Lufthansa Group grew by 8.7 per cent and their share in total revenue reached 37.9 per cent. The use of new cost-saving technologies led to a fall of 0.5 per cent in internally generated revenue despite the higher volume. In 2004 the IT Services division generated total segment income of €661m (+1.7 per cent).

Segment expenditure was cut by 0.5 per cent compared with 2003 to €592m. The cost of materials fell in the wake of restructuring measures by 13.0 per cent, whereas staff costs went up by 8.3 per cent. On 31 December 2004 the Lufthansa Systems group had 3,190 employees, which was 1.0 per cent more than at the end of 2003. The year-on-year increase in staff costs was largely caused by the higher provisions for retirement benefit obligations.

In the 2004 financial year the Lufthansa Systems group generated a segment result of €69m, which was 25.5 per cent up on 2003. The operating result totalled €61m. In 2003 Systems had posted an operating profit of €39m. The segment's capital expenditure decreased by 2.1 per cent to €47m.

Product portfolio extended

The further development of the product portfolio in 2004 focused on the modernisation and modularisation of passenger systems. The renewal of the systems entered a decisive phase with the FACE project. The aim is to provide a passenger management system that will be independent of global distribution systems. To this end the core elements reservations, inventory and check-in are being placed on a new technical platform. In December 2004 a new system for processing availability enquiries was developed in the form of Lufthansa Systems' new Airline Availability Manager. This will enable the airline to lower all transaction costs incurred hitherto and to better manage its distribution channels. Another forward-looking project is the Lido Route Manual. The new electronically generated navigation maps are already being used in Lufthansa's cockpits. Information on this and other products developed by Lufthansa Systems can be found on page 50.

"Guaranteed high availability in the data processing centre doesn't just happen by magic. It's the result of careful planning, professional processes and many years' experience in dealing with highly sensitive customer systems."

Ulrich Baur
Director Systems Management & Operations
Lufthansa Systems Infratec GmbH



Segment result of the Service and Financial Companies raised by equity sales to €490m

The large increase in the result in 2004 came from fixed asset sales as part of streamlining the Group's portfolio. Lufthansa AirPlus and Lufthansa Flight Training also developed positively.

The activities of the Lufthansa Group are supported by service and financial companies. In addition to Lufthansa Commercial Holding GmbH, the consolidated accounts of the Service and Financial Companies segment in 2004 include Lufthansa AirPlus Servicekarten GmbH, Lufthansa Flight Training GmbH (LFT) and financial companies such as Lufthansa Pension Trust e.V. The prior-year revenue total was generated by START AMADEUS GmbH, which was included in the consolidated accounts until 28 February 2003. The revenue from training fees (LFT) and credit card commissions (AirPlus) as well as the contributions from investments and the income from the disposal of fixed assets are recorded under other segment income. The corresponding expenditure is shown under other segment expenses.

The Service and Financial Companies' segment result for 2004 came to €490m (2003: €128m) and was marked by fixed asset disposals as part of the ongoing optimisation of the Group's equity portfolio.

Service and Financial Companies*

		2004	2003	Change in per cent
Revenue	in €m	–	30	–
of which with companies of the Lufthansa Group	in €m	–	0**	–
Other segment income	in €m	**778**	335	132.2
of which on investments accounted for under the equity method	in €m	–5	17	–
Segment expenses	in €m	**288**	237	21.5
Segment result	in €m	**490**	128	–
Capital expenditure on fixed assets	in €m	**771**	99	–
Employees as of 31 December 2004		**1,105**	644	71.6

**Previous year's figures are not directly comparable due to changes in the group of consolidated companies*
***rounded below €1m*

Total segment income of €778m was earned in 2004. This was primarily attributable to book profits from the sale of a 13.2 per cent stake in Amadeus Global Travel Distribution S.A. (€292m) as well as the complete shareholdings in Autobahn Tank & Rast GmbH (€53m) and Lufthansa Gebäudemanagement (€13m). €121m of the income was generated in the form of travel management fees (AirPlus), while training activities (LFT) yielded €81m.

The segment's expenses totalled €288m (2003: €237m). Capital expenditure rose to €771m. This includes €605m transferred to the Lufthansa Pension Trust as part of the spin-off of domestic pension plans. In the year under review Lufthansa Commercial Holding's equity portfolio was expanded and extended. Among the newly founded companies were DLH Fuel Company mbH and Lufthansa Service-Center Kassel GmbH, while a further 49 per cent stake in GlobeGround Deutschland GmbH was purchased.

Lufthansa AirPlus increased its card account settlement revenue in the international markets by nearly 40 per cent and maintained its clear market leadership in Germany. The settlement volume amounted to more than €10bn. Worldwide more than 22,000 corporate clients in 26 countries relied on AirPlus for their business travel management.

Despite the difficult operating climate in the air traffic industry, Lufthansa Flight Training succeeded in surpassing its prior-year result. The positive result also included some non-recurrent effects. Whereas the demand for courses at the Pilot School and for service training seminars declined, the sales volume of training hours in the simulator training division was increased by 1.9 per cent. For the year 2004 Lufthansa Flight Training posted a segment profit of €26m.





Financial information

"A high-quality, assured fuel supply is vital for Lufthansa's flight operations. In the Fuel Purchasing department we make sure there are no supply bottle-necks even, for example, when water levels in the Rhine are low and barge deliveries of fuel are disrupted."

Katja Kleffmann
Fuel Purchaser
Deutsche Lufthansa AG



*Dipl.-Ing. Dr.-Ing. E. h.
Jürgen Weber
Chairman of the
Supervisory Board*

Report of the Supervisory Board

The most outstanding single event for Lufthansa in the 2004 financial year was the capital increase carried out in spring under the close scrutiny of the Supervisory Board and the Audit Committee. The share issue, which was underwritten by a top-ranking syndicate of 14 banks, was the largest capital increase ever undertaken by an airline. At a subscription price of €9.85, it yielded €752m of fresh equity capital for the Company.

Apart from this financing measure, the commercial performance of Deutsche Lufthansa AG and its Group companies and subsidiaries was the focal point of the Supervisory Board meetings in 2004, which took place on 24 March, 15 June, 22 September and 8 December. No member of the Supervisory Board attended fewer than half the meetings.

At these meetings the Executive Board informed the Supervisory Board about all major entrepreneurial decisions and business policy intentions, including planned investments and equity acquisitions as well as envisaged corporate financing measures. At the September meeting the Group's overall strategy, including the future optimisation of the equity portfolio, was presented and discussed in depth.

In the core Passenger Business segment the Supervisory Board endorsed the procurement of seven A340-600s to expand the intercontinental fleet in 2006 and 2007. Other key topics of discussion were the dramatic surge in fuel costs and the progress achieved in the cost-cutting Action Plan comprising the separate initiatives "Air Traffic for Germany", "Future European Operations" and "Concerted Campaign Human Resources". The new collective pay settlements concluded towards the end of the year following protracted negotiations between management and labour were duly noted by the Supervisory Board on account of the productivity improvements which they entail.

The Supervisory Board also reviewed Lufthansa's quality assurance strategy and the creditor protection proceedings of the North American Star Alliance members Air Canada, US Airways and United Airlines.

With regard to the Company's subsidiaries, the Supervisory Board focused its attention last year, as in 2003, on the two loss-making segments Catering and Leisure Travel. The business situation of the companies LSG Lufthansa Service Holding AG and Thomas Cook AG was the subject of extensive presentations and discussions on several occasions. In this connection the Supervisory Board gave its approval to the disposal of LSG Holding AG's entire stake in the loss-making US company Chef Solutions Inc.

In a further move towards streamlining the Group's equity portfolio the Supervisory Board also agreed to the sale of a shareholding in Amadeus Global Travel Distribution S.A. It further assented to the full disposal of the Lufthansa-Gebäudemanagement sub-group and of Autobahn Tank & Rast Holding GmbH as well as the capital measures necessitated by the prolongation of the Ameco Beijing joint venture. In addition, the Supervisory Board kept itself regularly informed about the scope, settlement and monitoring of operations involving derivative instruments.

The Supervisory Board has laid down the Executive Board's reporting duties and the list of business transactions requiring approval in a code of procedure which, like the code of procedure for the Supervisory Board, was revised and extended at the September meeting.

Between meetings, too, the Supervisory Board was kept abreast of major developments through written reports. Furthermore, the Chairman of the Supervisory Board studied the minutes of the Executive Board meetings and discussed business policy and strategic issues in regular talks with the Executive Board Chairman, in particular.

The Supervisory Board thus performed the duties incumbent upon it pursuant to law, the Company's Articles of Association and the code of procedure for the Supervisory Board throughout the financial year. It monitored the management activities of the Executive Board and supported its decisions with advice. At its December meeting the Supervisory Board reviewed the efficiency of its own work and issued an updated unqualified declaration of compliance with the German Corporate Governance Code.

The Nominating Committee is responsible for defining, designing and concluding the employment contracts of Executive Board members as well as other personnel matters relating to the members of the Executive Board and of the officers authorised to represent the Company. Besides the Supervisory Board Chairman and his Deputy, the Managing Committee comprises Michael Diekmann and Mirco A. Vorwerk. The Managing Committee met on 24 March, 15 June, 22 September, 15 November and 8 December.

At its June meeting the Supervisory Board endorsed a proposal from the Nominating Committee to extend until April 2010 Stefan Lauer's appointment to the Executive Board as Chief Officer for Aviation Services and Human Resources as well as Director of Labour Relations at Deutsche

Lufthansa AG. As proposed by the Nominating Committee the Supervisory Board appointed Wolfgang Mayrhuber as Chairman of the Executive Board of Deutsche Lufthansa AG for another 5 years until December 2010 at the balance sheet meeting.

Moreover, at its December meeting the Supervisory Board considered a proposal from the Nominating Committee concerning a modified structure of the remuneration system for the Executive Board which envisages basing the calculation of the variable compensation component in future not only on the absolute amount of the net operating result as accounted for under IFRS but also on its year-on-year improvement.

The Arbitration Committee, which is a mandatory body set up pursuant to section 27 (3) of the Codetermination Act, comprises the Supervisory Board Chairman and his Deputy plus Michael Diekmann and Willi Rörig. The Committee did not meet during the year under review.

The members of the Audit Committee, which at the behest of the Chairman of the Supervisory Board chiefly considers accounting, external auditing and risk management issues, are Dr. Klaus G. Schlede (Chairman), Manfred Calsow, Ulrich Hartmann und Dr. Michael Wollstadt. The Committee's meetings on 9 March and 22 October were also attended by the independent auditors. At an extraordinary meeting on 10 May the Audit Committee also approved the concrete terms and conditions of the share issue that had to be specified ahead of the execution of the capital increase.

The Supervisory Board was informed about the activities of the Nominating Committee and the Audit Committee at the start of each of its meetings.

The independent auditing firm PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, which was appointed by the Annual General Meeting in 2004 to audit the financial statements of the Company and the Group, was charged by the Supervisory Board with the responsibility of examining the annual and consolidated financial statements, the management reports and the risk management system. In compliance with the German Corporate Governance Code, the independent auditors are also mandated to notify the Supervisory Board of any grounds for disqualification or impairment of impartiality which may arise during the audit and which cannot be eliminated immediately. The auditors must also report on all substantive findings and occurrences, including facts which could cause misrepresentations in the declaration of compliance with the Corporate Governance Code made by the Executive Board and the Supervisory Board.

At its October meeting the Audit Committee took note of the declaration of independence submitted by the independent auditors and agreed the main points of the audit.

As in 2003, the consolidated financial statements were drawn up according to International Financial Reporting Standards (IFRS) under the option allowed under section 292a of the German Commercial Code (HGB). PwC Deutsche Revision examined the annual and consolidated financial statements of Deutsche Lufthansa AG as well as the respective management reports as at 31 December 2004 together with the accounting records in accordance with legal requirements and endorsed them with its unqualified audit opinion. The independent auditors also confirmed that the risk management system put in place by the Executive Board is conducive to promptly detecting any developments which might jeopardise the Company's ongoing existence.

At the Audit Committee's meeting on 7 March 2005 advance copies of the independent auditors' reports were discussed in detail in the presence of the independent auditors, the Chairman of the Supervisory Board and the Chief Financial Officer. The independent auditors submitted their audit reports to the members of the Supervisory Board well in advance of the balance sheet meeting on 22 March 2005. That meeting was attended by the independent auditors who signed the audit report on the annual financial statements. They reported on their audit findings and answered questions put by the Supervisory Board.

The Supervisory Board has carefully examined the annual and consolidated financial statements of Deutsche Lufthansa AG and the respective management reports as well as the proposal for the appropriation of the profit and has no objections to raise. It has approved the annual and consolidated financial statements. The annual financial statements of Deutsche Lufthansa AG for the year 2004, as compiled by the Executive Board, are herewith formally adopted. The Supervisory Board has endorsed the proposal for the appropriation of the distributable earnings.

The Supervisory Board would like to thank the board members, senior executives and managers, staff council members and employees of all the Group companies for their personal contributions towards achieving the positive result. The Supervisory Board also wishes to expressly record its appreciation of the tireless efforts of numerous Lufthansa and Thomas Cook employees in support of the humanitarian aid following the tsunami disaster in South East Asia.

Two changes occurred in the composition of the Supervisory Board during the 2004 financial year. At the end of June Ilona Ritter stepped down from the Supervisory Board for professional reasons. Steffen Kühhirt was appointed by the District Court in Cologne to replace her on the Supervisory Board pursuant to section 104 of the German Stock Corporation Act. At the end of November Peter Geisinger retired and consequently left the Supervisory Board in accordance with section 24 (1) of the Codetermination Act. He was superseded on the Supervisory Board by the substitute employee representative, Captain Thomas von Sturm, President of the pilots' association Vereinigung Cockpit.

The Supervisory Board expresses its gratitude to the two members who have stepped down for their committed and critical collaboration and for the responsibility which they bore during the years in which they served on the Supervisory Board.

Cologne, 22 March 2005

The Supervisory Board

Jürgen Weber
Chairman

The Lufthansa Share – fettered by high oil prices in 2004

The Lufthansa share was among the year's underperformers owing largely to the high oil price. The rights issue in summer only added to investor uncertainty. However, intensive communications with the financial markets helped restore the confidence of analysts as the year went on. A dividend payment of €0.30 for the 2004 business year will be proposed.

The stock markets sustained their uptrend in 2004 on the heels of a strongly growing world economy. The German blue-chip index DAX closed the year seven per cent up on 4,256 points. Even better was the performance of the M-DAX, the mid-cap index, which had gained more than 20 per cent. Technology stocks were less in demand during the year. Negative factors such as soaring oil prices and the strong euro marred the performance of DAX heavyweights in the automotive industry. The Lufthansa share was also among the underperformers. By the end of 2004, it was trading 20 per cent down year-on-year at €10.55. The rights issue in June 2004 additionally depressed the Lufthansa share price. In consequence, Lufthansa's market value fell marginally more than four per cent at the close of the year despite a 20 per cent rise in the number of shares.

The year 2004 began well: investors were in buoyant mood fuelled by the promise of a brighter economy and signs of better business. After the crises in 2003, airline stocks in particular elicited strong confidence in their potential for improvement. On 22 January, the Lufthansa share rose to €15.21, an all-time high for the year. But rapidly climbing oil prices eroded airline stocks especially as the year continued. And when the oil price noted at about 50 dollars a barrel in the summer, the Lufthansa share plummeted to an all-year low of €8.63.

The Lufthansa share
Figures in € per share

		2004	2003	2002	2001	2000
Result per share	€	0.94	– 2.58	1.88	– 1.66	1.81
Dividend per share	€	0.30*	–	0.60	–	0.60
Share price:						
Highest		15.21	13.95	19.69	27.10	27.50
Lowest		8.63	6.91	8.54	8.88	19.45
Year-end		10.55	13.25	8.78	14.83	27.45
No. of shares	in millions	457.9**	381.6	381.6	381.6	381.6
Lufthansa's market value at year-end	in €bn	4.8	5.1	3.4	5.7	10.5

**proposal*
***after capital increase in June 2004*

Lufthansa's share price trend
Compared with the German DAX index


120
110
100
90
80
70
60
Jan
2004
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

□ *Lufthansa share*
■ *DAX*
indexed on 1 January 2004

In the year under review, trading in Lufthansa stock was livelier than in 2003, with the volume of shares changing hands rising by more than 50 per cent on the year-earlier figure. A total of 1.1 billion shares or three times the entire free float of Lufthansa equity was bought and sold in 2004. The turnover shot up by 62 per cent to €12.4 billion because the share price was distinctly higher than in 2003. In contrast, the number of DAX shares traded overall fell by six per cent, though their turnover value was up by five per cent. In terms of volume, Lufthansa stock accounted for 4.4 per cent of all DAX shares traded on the stock market against 2.8 per cent in 2003; its share of total DAX turnover value rose from 1 to 1.6 per cent. The bulk of dealings in Lufthansa shares – upwards of 95 per cent – was on the German stock market's XETRA electronic trading system.

June, August and October were the liveliest trading months, with the monthly volume surpassing the 100-million mark. In August, the number of shares traded was very close to 150 million. Trading was quietest in April, when only 49 million shares changed hands.

Distributed profits

In view of the positive Group result, the Executive Board and Supervisory Board propose to the Annual General Meeting on 25 May the payment of a dividend of €0.30 for the 2004 business year. Heavy losses precluded a dividend payout in 2003.

Stock-market value of Deutsche Lufthansa AG
at year-end


2004
4.8
2003
5.1
2002
3.4
2001
5.7
2000
10.5
in €bn

Capital increase of 20 per cent

In June 2004, Lufthansa issued 76,320,000 new shares in a rights issue to raise new capital. The placement, announced on 25 May, elicited a strong response; it was subscribed to the extent of 99.82 per cent and grossed around €750m. Existing shareholders were entitled to buy one new share for every five held at a subscription price of €9.85. The new shares, first traded on the German stock market on 17 June, are entitled to the full dividend for the 2004 business year.

The capital increase is intended to fund a sizeable investment programme for Lufthansa's expansion in intercontinental traffic as a network carrier and its purchase of the Airbus A380 for service on long-haul routes. Prior to its introduction into the Lufthansa fleet from 2007, the A380 will require considerable preliminary investment, notably in infrastructure improvement.

Lufthansa's nominal capital now totals €1,172,275,200, divided into 457.9 million non-par value shares, each representing €2.56 of the issued capital. Of the total, 91.4 per cent are held in free float by 451,000 shareholders. Lufthansa's shares are registered shares with restricted transferability so that, in conformity with international aviation agreements, Lufthansa can substantiate at any time that a majority of company stock is held by German nationals. To that end, Lufthansa maintains a share register recording all dealings in Lufthansa stock. At three-monthly intervals, Lufthansa is obliged to publish a profile of shareholders classified by nationality in one or several stock exchange publications. The profile appears in the Federal Gazette, the *Frankfurter Allgemeine* daily newspaper and on the Internet. At 31 December 2004, 81.8 per cent of the capital was in German hands. The ratio of retail to institutional investors was on a par with the year-earlier 32:68.

Following the capital increase, the conversion price of the convertible bonds issued by Lufthansa on 4 January 2002 was reduced from €20.16 to €19.86 per Lufthansa share. Up to 31 December 2004, none of the bondholders had exercised their right to convert the bonds into Lufthansa shares. The convertible bonds, worth a total amount of €750 million, have a ten-year maturity. On 4 January 2006, bondholders will have a first opportunity of exercising a put option by declaring their bonds to be due and repayable. The bonds are traded on the Luxembourg Stock Exchange. A trading licence for the German stock exchanges was granted for 38,160,000 Lufthansa shares from the company's authorised capital approved by the AGM in 1999; the shares are fully eligible for dividends in the business year in which the notice of conversion under the terms and conditions of the bond issue becomes effective.

"The transparency and quality of our financial reporting are of paramount importance for the Lufthansa Group. This provides management with the material on which it bases its decisions."

Jan-Christoph Düdden
Manager Corporate Controlling
Deutsche Lufthansa AG



Shareholder structure
by country


Switzerland 2.7%
Belgium 2.4%
Luxembourg 2.2%
Germany 81.8%
UK 4.9%
US 2.8%
Others (140 countries) 3.2%

Free float	91.4%
GENUJO Achte Beteiligungs GmbH	8.6%

31 December 2004

Approved capital measures

The 51st Annual General Meeting authorised the Executive Board, with the assent of the Supervisory Board, to buy back up to ten per cent of the Company's stock. That authorisation is valid up to 15 December 2005. The AGM additionally authorised the creation of newly approved capital up to an amount of €25 million for the issuance of employee shares. With the approval of the Supervisory Board, the Executive Board is entitled to raise the share capital by that amount up to 15 June 2009. An earlier mandate for that purpose was not exercised by the Executive Board and expired on 15 June 2004. The Executive Board, with the assent of the Supervisory Board, is also authorised to issue on one or more occasions convertible bonds and/or bonds with convertible warrants to a total amount of €1bn until 18 June 2007. To that end, the Board may offer bondholders up to 38,160,000 shares on which they can exercise their conversion or option rights. More details are available at www.lufthansa-financials.com.

Lufthansa share in the eyes of the financial community

In the early months of 2004, sustained positive developments in the world economy re-ignited growing demand for air transport. Nonetheless, investors and analysts remained apprehensive about the capacity offensive launched by Lufthansa as they feared that the market would be inundated with excess capacities, forcing load factors down. The traffic figures, published monthly, dispelled those fears. Later in the year, the industry's hopes were buffeted by the drastic rise in oil prices. Despite Lufthansa's highly effective fuel hedging practice, company shares were infected by the general scepticism confronting the entire industry. The pressure only increased as the crisis dragged on, especially among the major US legacy airlines. The capital increase fanned market uncertainty, since not a few of the analysts criticised the timing and the reasons for the measure. A change in opinion surfaced in the autumn but only after intensive talks with investors.

The no-frills segment also shed much of its appeal as soaring oil prices triggered bankruptcies among start-ups, cash shortages and profit warnings. At the same time, the hard core of network carriers began regaining more confidence among investors and analysts. Despite the obvious risks, the low price at the turn of the year 2004/2005 induced most stock market analysts to give the Lufthansa share a "buy" rating – a recommendation that was addressed specially to risk-conscious investors. Their assessment of the share price potential rested principally on Lufthansa's solid financial base, its reduction of net debt in recent years and the measures it has taken to rehabilitate its Leisure Travel and Catering business segments. The clear focus of the Aviation Group was also a factor. Faced with the unchanged critical situation of the US aviation industry, US investors were generally hesitant vis-à-vis airline stocks.

Communications with financial markets

During the year, we stepped up our dialogue with the financial markets notably, of course, during our rights issue in June. In the course of road shows, Chairman and CEO Wolfgang Mayrhuber and Chief Financial Officer Dr. Karl-Ludwig Kley as well as Lufthansa Investor Relations staff spelt out the Group's position and outlook on visits to institutional investors in Boston, Brussels, Edinburgh, Frankfurt, Copenhagen, London, Milan, Munich, New York, Paris, Philadelphia, Stockholm and Zurich. A first meeting was also held with stock market analysts in Paris, who assess securities from the viewpoint of their sustainability. The CFO also made full use of investor conferences hosted by leading banks to deliver an in-depth presentation of the Lufthansa Group.

Lufthansa staged an analysts' conference in March 2004 to present the 2003 annual results and another in November to sketch in the company's showing in the first nine months. In August, the Chief Financial Officer extended invitations to an Investor Day in Frankfurt. Prominent on the agenda alongside the first-half results were the subjects capital increase, network planning and the Group's measures to improve earnings in the Leisure Travel and Catering business segments. The first-quarter results in 2004 and the rights issue were presented and explained at a conference call for journalists and analysts, and were also made available on the Internet.

Analysts and investors were additionally kept posted by phone or email about developments at the Lufthansa Group.

In 2004, Lufthansa Investor Relations was again lauded for setting standards in communications. After landing second place in the rankings compiled by the *Capital* business magazine in 2003, it clinched the "Best Investor Relations Deutschland (BIRD)" award in the DAX category in a poll conducted by the online stock market publication *Börse online* to judge the capital market communications of 160 top-flight German stock corporations. The Lufthansa Annual Report also earned plaudits in the "Best Annual Report" survey commissioned by the business periodical *Manager Magazin,* finishing fourth in both the overall and DAX company rankings. In the survey, around 200 annual and interim reports from major German and international companies are scrutinised and evaluated independently by a team of four prestigious assessors and a jury of experts.

Identification numbers for Lufthansa stock

Security Identification Number	WKN 823212
ISIN International Security Identification Number	DE0008232125
ADR programme code	DLAKY
German Stock Exchange and Xetra code	LHA
Reuters' code	LHAG.F (Frankfurt stock market)

Lufthansa shares are traded on all German stock exchanges. For the purpose of trading in the United States we have established a sponsored American Depositary Receipt (ADR) programme in conjunction with the Bank of New York. The programme is limited to one per cent of the share capital.

Communications on the Internet

The Internet is assuming ever-greater importance for interacting with analysts as well as with institutional and private investors. It is no longer a mere information platform but has now become an effective instrument allowing shareholders to register their attendance at the Annual General Meeting or appoint proxies to exercise their voting rights. Shareholders have come to greatly appreciate that opportunity. Since the Annual General Meeting in 2004, shareholders have also been able to use the web to enter a change of address in the share register. We intend to broaden such services significantly for such purposes as emailing invitations to the Annual General Meeting and communicating updates on Lufthansa shares. In a first step in November 2004, we gave recipients of our "Shareholder Information" the opportunity to assent to their inclusion on our emailing list by registering their email address in the share register. More than 2,500 shareholders are already making use of the service. We will be offering the same opportunity to all Lufthansa shareholders in the invitations to the Annual General Meeting. Otherwise, shareholders will naturally continue receiving their AGM documents in the normal mail.

In May and June we launched a special website to inform our shareholders and other investors on our rights issue. In the present year, we are planning to revamp our www.lufthansa-financials.com website by adding a variety of new services. The information which we already publish on the Internet will, of course, be expanded as well. The annual report, interim reports and the monthly traffic figures as well as timely information on company shares and the Group in general will remain firm fixtures in our Internet communications.

Employee stock programmes

The Executive Board and senior management had a further opportunity to participate in the "LH-Performance" stock programme in 2004. The programme combines investments in Lufthansa shares with an outperformance option. The outperformance option entitles participants to a bonus at the end of the programme if the Lufthansa share price develops better than a benchmark index composed of stocks of publicly listed European competitors. The benchmark index for "LH-Performance 2004" comprises the shares of Air France/KLM and British Airways, each with 25 per cent, as well as the shares of Iberia, Alitalia, Swiss, Ryanair and easyJet, each with 10 per cent. The programme can be terminated after three, three-and-a-half or four years. The bonus payment is capped at 30 per cent of the calculated outperformance rate.

The "LH-Performance 2000" programme ended with an outperformance of 12.5 per cent. The ongoing programmes from 2001 to 2004 had yielded no outperformance by year-end 2004.

Aside from the Executive Board and senior management, non-contractual staff below management level were again able to participate in a performance-related, incentive programme labelled "LH-PerformanceAT 2004". This is structured along the lines of the "LH-Performance 2004" programme and also entitles participants to a bonus payment if the Lufthansa share outperforms the benchmark index of the equities of European competitor airlines.

"LH-Performance" was for the third time voted the best stock option programme of all 30 DAX blue-chip companies by Union Investment in August 2004.

In the year under review, Lufthansa did not operate a profit-sharing programme for other employees, since no profit-related bonus was paid to staff in the 2003 business year.

Member of Dow Jones Sustainability Indexes 05

Lufthansa share in major indexes

The Lufthansa share is listed in the blue-chip DAX 30 index grouping the top German listed companies, the FAZ index and the FTSE Eurotop 300 as well as the Prime Standard quality segment on the Frankfurt Stock Exchange.

For some years now, Lufthansa has also been among the companies listed in sustainability investment indexes in recognition of their social and ecological commitment. These include the Dow Jones Sustainability Indexes World and STOXX, the FTSE4Good Global and Europe as well as the Ethibel Sustainability Indexes Global and Europe.

Additionally, Lufthansa is included in the Advanced Sustainable Performance Index (ASPI), an important benchmark for socially responsible investment compiled by Vigeo and Stoxx and grouping the 120 leading European sustainability performers.

Lufthansa posts an operating profit of €383m

In 2004 the global economic recovery lifted the Group's airline business and pushed up revenue by 6.3 per cent to €17.0bn. Despite the high oil price the operating result was raised by €347m. The Company generated a net profit for the year of €404m. Dividend payment of €0.30 per share is submitted to the AGM. Last year Lufthansa carried out a capital increase and sold a number of shareholdings in the course of optimising its equity portfolio.

Global economic momentum improved appreciably in 2004. Germany, too, recorded renewed growth following the weak dynamics of the preceding three years. This gave a boost to the airline industry. The demand for airline services rose markedly. But the high cost of oil coupled with continuing downward pressure on prices within the industry dampened the course of business. Despite considerable cost burdens, the Lufthansa Group earned an operating profit of €383m. The profit after taxes – following last year's loss of €984m – was likewise again positive at €404m. The Executive Board and the Supervisory Board will therefore submit a motion to the Annual General Meeting to pay a dividend of €0.30 per share.

Following the successful conclusion of the D-Check project in the past financial year we launched an Action Plan designed to permanently safeguard the Group's competitiveness so as to lastingly improve our cost position in the context of the structural changes in the industry. From the end of 2006 the Action Plan will lead to a permanent improvement in the result of €1.2bn. External and internal providers as well as the staff are all making their contribution to this. In this connection we have already concluded new collective pay settlements for the cockpit and ground staff which from 2005 will lead to a significant lowering of staff costs and to productivity gains. Further potential is to be expected from streamlining production processes. One component of the Action Plan was the introduction of a net pricing model in the German distribution network from 1 September 2004. This was accompanied by the ending of the commercial agent status granted to travel agencies and of the commissions previously paid to them.

In June 2004 Lufthansa carried out a capital increase and brought 76,320,000 new non-par registered shares with restricted transferability to market. The new shares were traded on the German stock exchanges for the first time on 17 June; they are entitled to a full dividend for the 2004 financial year.

In July 2004 we invested €565m in equity and debt security funds that are jointly managed in a master fund. On 20 December 2004 these were formally transferred within the framework of a Contractual Trust Agreement (CTA) to a dedicated custodian, the Lufthansa Pensions Trust. The value of the fund's assets on this date was €605m. It is planned to transfer €565m on average each year to the Trust. The transaction is to be concluded within the next 10 to 15 years. The provisions for retirement benefit obligations currently reported on the balance sheet were reduced by the value of the Trust assets on the reporting date.

Trend in the volume of world air traffic and the Lufthansa Group
Cumulative growth


2004
125.4
123.9
2003
111.9
109.1
2002
109.2
107.2
2001
107.7
104.8
2000
108.7
109.1
Index 1999 = 100

☐ *Total revenue tonne-kilometres Lufthansa Group*
■ *Total revenue tonne-kilometres in worldwide air traffic*

Lufthansa's share
in world air traffic


2004
4.2
2003
4.3
2002
4.2
2001
4.3
2000
4.1

in per cent

Source: ICAO

Adjustment of the Group's equity portfolio

In the year under review we systematically continued our active portfolio management strategy with a view to strengthening our core business and sold a number of equity interests. On 13 February a 13.2 per cent stake in Amadeus Global Travel Distribution S.A. was placed via the Madrid Stock Exchange, as a result of which the shareholding in Amadeus fell from 18.3 to 5.1 per cent. The transaction yielded a book profit of €292m. With effect from 8 June Lufthansa sold the US Chef Solutions group (Catering business segment) to the US financial investor Questor, and on 1 July the Lufthansa Gebäudemanagement group to Hochtief-Facility Management GmbH. Together with the other shareholders we sold our 30.6 per cent shareholding in Autobahn Tank & Rast Holding GmbH to Terra Firma on 17 November. Effective from 1 April we increased our investment in Eurowings Luftverkehrs-AG to 49 per cent.

Changes in the group of consolidated companies

The group of consolidated companies underwent further changes during the year under review, which affects direct year-on-year comparisons. Ten companies were consolidated for the first time, four of which were newly founded in 2004. On 8 June 2004 we sold the seven companies of the Chef Solutions group in the Catering segment; these subsequently left the group of consolidated companies. Another company was liquidated. Details are given in Note 4 to the Consolidated Financial Statements on page 136. In the following remarks and analyses we have recomputed the two financial years on a comparable basis wherever this is meaningful by eliminating the effects of the changes in the two years. The recalculated values are given in brackets next to the actual figures.

As in the previous years, the Group's annual financial statements were drawn up in accordance with International Financial Reporting Standards (IFRS) in the light of the clarifying comments of the International Financial Reporting Interpretations Committee (IFRIC).

Economic setting

In the 2004 financial year the world economy boomed, with global GDP growing by 4.8 per cent (provisional figures). This growth was driven by the US as well as by the markets in Asia, especially China. In Asia the provisional figures indicate a GDP growth rate of 7.7 per cent.

In the last quarter the momentum of economic activity weakened in all regions of the world, however. The main reason for the slowdown was the surge in oil prices. In Japan and Western Europe the upswing was additionally dampened by the weakness of the US dollar.

Development of operating result in 2004
in €m

Interim result		Cumulative
1st quarter	– 116	– 116
2nd quarter	+ 149	+ 33
3rd quarter	+ 218	+ 251
Full year		+ 383

Operating result*


2004
383
2003
36
2002
718
2001
28
2000
1,042
€m

*Derivation see table "Operating result" on page 110

The euro area and Germany recorded real GDP growth of 1.8 and 1.6 per cent respectively (provisional figures). Foreign trade, in particular, generated strong positive impulses in Germany. In 2004 it registered record highs and Germany headed the international league table of exporting nations. By contrast, domestic demand remained muted as the persisting problems and uncertainties depressed private consumption, in particular. The consumption climate was clouded by the continuing tense situation on the labour market and fears of further social welfare cuts as well as by the high oil price. Private consumption expenditure contracted by 0.3 per cent.

Against this background the airline industry recorded high growth rates in transportation services. According to figures from the industry federation IATA, the airlines carried 15.3 per cent more passengers and 13.4 per cent more freight than in 2003. This was not matched, however, by the industry's business performance. Revenue was hampered by excess capacity and competition from the no-frills airlines, whereas the development of oil prices, in particular, had a negative impact on costs. IATA therefore anticipates a renewed aggregate loss for the industry in 2004 totalling US$4.8bn.

Lufthansa Group posts operating profit of €383m

In the 2004 financial year the Lufthansa Group posted a positive operating result of €383m despite having to contend with considerable additional cost burdens. In the crisis year 2003 Lufthansa had earned an operating profit of €36m.

Total operating income rose by 6.1 per cent to €18.8bn. Besides the positive trend in flight business, which saw traffic revenue climb by 10.3 per cent, this was due to the realisation of book profits amounting to €446m (2003: €258m). Total operating expenses concurrently fell marginally by 0.3 per cent to €17.8bn. Had it not been for the high oil price, costs would have been further reduced. The expense total in 2003 had included large impairments of goodwill and other fixed assets amounting to €783m. The result from operating activities soared from a negative balance of €147m in 2003 to a positive result of €1.0bn. On balance, the change in currency parities had no effect on the operating result.

The financial result, at –€413m, likewise showed a big improvement of €225m compared with 2003 (–€638m). After deducting deferred and actual tax burdens and the portion of the profit attributable to minority interests, the bottom line shows a net profit for the year of €404m. This contrasts with a net loss of €984m in 2003.

Profit breakdown of the Lufthansa Group
in €m

	2004	2003	Change in per cent
Operating income	18,803	17,714	6.1
Operating expenses	17,799	17,861	-0.3
Profit/loss from operating activities	**1,004**	-147	–
Financial result	-413	-638	35.3
Profit/loss from ordinary activities	**591**	-785	–
Other taxes	-50	-29	-72.4
Profit/loss before income taxes	**541**	-814	–
Income taxes	-133	-164	18.9
Minority interest	-4	-6	33.3
Net profit/loss for the year	**404**	-984	–

Course of business

Traffic revenue raised

In 2004 the Lufthansa Group expanded its overall flight capacity – measured in available tonne-kilometres – by 11.7 per cent and simultaneously lifted the sales volume by 13.7 per cent to 18.4 billion revenue tonne-kilometres. Owing to the continuing pressure on average yields, the traffic revenue generated increased at the lesser rate of 10.3 per cent to reach €12.9bn.

The passenger airlines gained 12.0 per cent more passengers and for the first time broke through the 50-million barrier, registering 50.9 million passengers in total. In the 2004 financial year the Group's passenger airlines not only succeeded in fully accommodating the extra capacity (+13.4 per cent available seat-kilometres) on the market but also managed to push up the passenger load factor by 0.9 percentage points to 74.0 per cent. The sales volume – measured in revenue passenger-kilometres – jumped by 14.7 per cent. Traffic revenue grew more slowly by 10.1 per cent to reach €10.5bn as average yields per revenue passenger-kilometre declined by 4.0 per cent overall. The strength of the euro alone eroded the yield by 2.5 per cent.

The Logistics business segment also raised its available capacity appreciably in 2004 – by 9.9 per cent – and was able to fully offload this extra supply in the marketplace; the sales volume was pushed up as a result by 12.3 per cent. The freight/mail load factor consequently improved by 1.4 percentage points to 67.0 per cent. Cargo business, too, sustained a further decline in yields of 5.3 per cent, although this was almost entirely caused by cross-currency movements (–4.7 per cent). The Logistics segment generated traffic revenue of €2.4bn, which was 11.4 per cent more than in 2003.

External revenue
Share of individual business segments


MRO 10.0%
Logistics 14.5%
Catering 10.8%
Passenger Business 63.3%
IT Services 1.4%

Share of other revenue down again

Other revenue contracted again in the 2004 financial year. It decreased by 4.6 per cent to €4.1bn (on a comparable adjusted basis by €80m or 2.0 per cent). The translation of the revenue of those companies which do not report in euro (i.e. the Group's accounting currency) alone pushed down revenue by €127m in 2004 compared with the exchange rates that prevailed in 2003. Consequently, total revenue increased by only 6.3 per cent to €17.0bn.

The share of traffic revenue in the Group's total revenue rose further and in the year under review equalled 75.9 per cent (2003: 73.1 per cent).

The respective shares of the Group's external revenue generated by the individual business segments were as follows: Passenger Business 63.3 per cent, Logistics 14.5 per cent, Catering 10.8 per cent, MRO 10.0 per cent and IT Services 1.4 per cent.

Other operating income on a par with 2003

With an increase of 1.4 per cent (on a comparable adjusted basis: -0.5 per cent), other operating income totalled €1.8bn in 2004 and was thus on a par with the prior-year figure. It contains book profits of €446m from the sale of tangible fixed assets, including €31m from the disposal of aircraft and spare engines and €10m from other fixed assets. A further capital gain of €292m ensued from the disposal of a 13.2 per cent stake in Amadeus Global Travel Distribution and another €113m from the disposal of the Lufthansa Gebäudemanagement group, Autobahn Tank & Rast Holding and other companies.

In 2003 book profits had totalled €258m, of which €151m was due to the sale of aircraft and €79m to the disposal of the complete shareholding in START AMADEUS GmbH.

Other operating income also includes foreign currency translation gains which resulted primarily from exchange rate movements between the time receivables and payables originated and the time of their realisation,

Traffic figures of the Lufthansa Group's airlines

		2004	2003	Change in per cent
Passengers carried	thousand	50,901	45,440	12.0
Passenger load factor	per cent	74.0	73.1	0.9 P.
Freight/mail	thousand tonnes	1,753	1,580	10.9
Cargo load factor	per cent	67.0	65.6	1.4 P.
Available tonne-kilometres	million	25,950	23,237	11.7
Revenue tonne-kilometres	million	18,445	16,227	13.7
Overall load factor	per cent	71.1	69.8	1.3 P.
Number of flights		647,785	543,549	19.2

Fuel price hedging in the Lufthansa Group


2004
Q4
73
Q3
69
Q2
54
Q1
36
2003
Q4
29
Q3
24
Q2
15
Q1
53
in €m per quarter

Per-quarter result of hedging instruments in 2003/2004.

and from valuations at the balance sheet date. In 2004 they were €153m lower than in the previous year, while the corresponding foreign currency translation losses contained in other operating expenses also fell by €171m.

Operating expenses 0.3 per cent down

Total operating expenses came to €17.8bn and were thus 0.3 per cent down on the year (on a comparable adjusted basis 0.6 per cent up on 2003). If the impairment losses, which in 2003 amounted to €783m, were excluded, operating expenses would have been 4.0 per cent (on a comparable adjusted basis 5.0 per cent) higher than in 2003. Translating the amounts of companies which do not report in euro had a downward effect on the operating expense total of €146m.

Cost of materials and services

Within the total of operating expenses, the cost of materials and services recorded the highest year-on-year rise of 14.4 per cent (on a comparable adjusted basis: 15.5 per cent) to reach €8.2bn. The currency translation effects relating to the financial statements of foreign companies lowered the cost of materials and services by €62m.

The principal cost driver was fuel. In 2004 we had to spend a total of €1.8bn on kerosene; this was €467m or 34.5 per cent more than in 2003. The higher output inflated the volume of fuel consumed by 14.4 per cent. In terms of US dollars, fuel prices, including price-hedging operations, increased by 32.4 per cent compared with 2003, whereas the strength of the euro relieved this cost item by 12.3 per cent. The net outcome of fuel price hedging operations last year was again positive at €232m (2003: €121m). Without the result of the fuel price-hedging operations kerosene costs would therefore have been €578m higher than in 2003. The share of fuel costs in total operating expenses increased to 10.2 per cent (2003: 7.6 per cent). The decrease in expenditure on other raw materials and supplies by 4.0 per cent to €2.1bn was due exclusively to the changes in the group of consolidated companies, especially the disposal of the companies of the Chef Solutions group in June 2004. On a comparable adjusted basis the cost of other raw materials and supplies would have been 1.9 per cent higher than in 2003.

The cost of purchased services totalled €4.3bn and was 17.9 per cent (on a comparable adjusted basis 16.0 per cent) up on the year. Fees and charges grew by 11.0 per cent to €2.5bn in line with the overall capacity supply (passenger and cargo) of the Group's airlines (+11.7 per cent). €995m of this (+8.5 per cent) was attributable to airport handling fees and €714m to air traffic control charges (+8.8 per cent).

Revenue and operating expenses Lufthansa Group
Change against previous year


Revenue
+6.3
Aircraft fuel
+34.5
Fees and charges*
+11.0
Staff costs
+4.4
Deprecia-tion and amortisation
-42.4
Sales commissions to agencies
-9.0

in per cent

Revenue	*€17.0bn*
Aircraft fuel	*€1.8bn*
*Fees and charges**	*€2.5bn*
Staff costs	*€4.8bn*
Depreciation and amortisation	*€1.1bn*
Sales commissions to agencies	*€0.8bn*

**The security charge levied at German airports (€124m in 2004, €100m in 2003) is included. The collection of this item was credited to income.*

Since 1 January 2004 the Lufthansa Passenger Business segment has also deployed aircraft operated by the partners Eurowings, Augsburg Airways and Contact Air on a "wet charter" basis under the new Lufthansa Regional concept. This means that Lufthansa charters the aircraft of the partner airlines including cockpit and cabin staff. The fixed amounts for the use of the aircraft contained in the chartering fees are booked as operating lease expenses for aircraft, whereas the other costs are shown as charter charges. The two cost items together grew by 52.1 per cent and made up €812m of the cost of purchased services.

A contributory factor in the overall rise in the cost of purchased services was the growth of external technical services. They increased from €445m in 2003 by 14.8 per cent to €511m, chiefly owing to the business and revenue growth of the MRO segment.

Staff costs

The Lufthansa Group employed 92,743 employees on average last year, which was 2.2 per cent fewer than in 2003 (on a comparable adjusted basis: -1.6 per cent). Staff costs rose by 4.4 per cent (on a comparable adjusted basis by 4.5 per cent) to €4.8bn. The impact of translating the amounts incurred by companies that do not report in euro reduced staff costs in the 2004 financial year by €46m altogether.

Wages and salaries increased by 0.6 per cent (on a comparable adjusted basis by 0.9 per cent). This was due primarily to the successive pay increases agreed in February 2003 for ground staff in Germany and to higher provisions for profit-sharing bonuses in 2004. Moreover, staff costs in 2003 had been lowered due to the reduction in working hours, with a corresponding cut in pay, between 15 April and 31 August for ground staff and short-time working for cabin crews from 1 April to 30 June.

While social security contributions rose by 7.4 per cent to €581m, pension costs and other employee benefits increased by 66.7 per cent to €345m. This reflects the impact of changing the collective pension arrangements for cockpit crews following a corresponding changeover for ground staff and cabin personnel in 2003. This entailed one-off effects for the allocation to provisions for retirement benefit obligations ("past service" effects). In 2004 the first contributions were made to the new reinsured support fund for cabin personnel, which are likewise contained in the pension costs.

On 31 December 2004 the Lufthansa Group's headcount numbered 90,673 employees (2003: 93,246).

Depreciation, amortisation and impairment

The scheduled depreciation and amortisation expense in 2004 amounted to €1.1bn, which is 6.0 per cent (on a comparable adjusted basis -3.4 per cent) less than in 2003. The depreciation of aircraft was €28m down on 2003. In the 2004 financial year we sold 23 aircraft; in addition, the depreciation term for a number of older aircraft expired. The first-time depreciation charges for 21 new aircraft could not fully offset this reduction.

The unscheduled impairment losses in 2004 totalled only €34m. They related largely to aircraft and other technical plant that had to be written down to their anticipated recoverable net selling price. Write-downs of buildings and other assets whose value in use had fallen below the carrying amount also added impairment losses. In 2003, by contrast, we sustained unscheduled impairment losses totalling €783m. €27m of this total related to nine aircraft and spare engines finally decommissioned or intended for sale and a total of €126m to intangible assets, buildings and other plant. In addition, the goodwill of the LSG Sky Chefs USA group was amortised by €580m and the goodwill resulting from the acquisition of BizJet International was adjusted downwards by €50m.

Other operating expenses

Other operating expenses amounted to €3.6bn and again recorded another marked year-on-year decline. They fell by 11.8 per cent or €0.5bn – on a comparable adjusted basis by 9.9 per cent. Translating the amounts incurred by companies which do not report in euro relieved this expense item by €30m. Despite the considerable expansion of the business volume, commissions paid to travel agencies decreased by 9.0 per cent or €78m following the introduction of the net pricing model in the German market at the beginning of September 2004. Foreign currency translation losses, too, fell like the corresponding gains contained in other operating income, by €171m. Virtually all other cost items were likewise reduced. Insurance costs for flight operations remained at the high level of €83m.

Financial result and result after taxes

The financial result in the year under review came to -€413m (2003: -€638m). This was made up of a negative contribution from subsidiaries, joint ventures and associates of -€42m (2003: -€137m), a marginally improved negative interest balance of -€331m (2003: -€341m) and a deficit on the other financial items of -€40m (2003: -€160m).

The result from subsidiaries, joint ventures and associates in 2004 improved by €95m in comparison with the previous year. British Midland plc. contributed €72m to this improvement, cutting Lufthansa's share of the loss to -€4m. In 2003 Lufthansa assumed a pro rata loss of -€76m, including a goodwill impairment of €66m. In the year under review, Lufthansa's share of the loss posted by Thomas Cook AG was likewise distinctly smaller at -€101m (2003: -€131m).

Operating result
in €m

	2004	2003
Profit/loss from operating activities	**1,004**	-147
Income from disposal of assets	-446	-258
- of which from aircraft	-31	-151
- of which from financial assets	-405	-16
- other	-10	-91
Income from reversal of provisions	-195	-179
Write-ups of fixed assets	-6	-12
Result from short term financial investments	-30	-5
Past service cost	52	-23
Profit/loss from valuation of long-term liabilities and derivatives at the balance sheet date	14	-89
Losses from disposal of assets	44	29
Provision for onerous contracts	-38	-34
Impairment losses	34	783
Balance of eliminations	**-571**	212
Current other taxes	-50	-29
Operating result	**383**	36

The negative net interest result of -€331m (2003: -€341m) contains accrued interest expenditure of €246m (2003: €241m) on retirement benefit obligations.

The depreciation of financial assets and securities and the negative result from the measurement of derivatives at fair value, which are booked under other financial items, were €120m lower in 2004 and thus helped to improve the overall financial result.

The result from operating activities netted with the financial result produces a profit from ordinary activities before taxes of €591m. In 2003 we posted a pre-tax loss of €785m. After deducting other taxes of €50m, the largely deferred income tax expenses of €133m and the share of the profit attributable to minorities of €4m, the 2004 financial year closed with a net profit of €404m. That amounts to an improvement of €1.4bn compared with 2003, when we sustained a loss of €984m.

Appropriation of the profit

Deutsche Lufthansa AG, the Group's parent company, recorded a net profit for the 2004 financial year according to the German Commercial Code (HGB) of €265m.

After transferring €128m to retained earnings, this leaves distributable earnings of €137m. The Executive Board and the Supervisory Board will propose to the Annual General Meeting on 25 May 2005 to use the distributable earnings to pay a dividend of €0.30 per share.

Profit and Loss Account Deutsche Lufthansa AG
Drawn up under the German Commercial Code
in €m

	2004	2003	Change in per cent
Traffic revenue	10,950	8,727	25.5
Other revenue	220	343	- 35.9
Turnover	**11,170**	**9,070**	23.2
Other operating income	958	1,551	- 38.2
Operating expenses	- 12,295	- 10,690	- 15.0
Loss from operating activities	**- 167**	**- 69**	-142.0
Financial result	**450**	**- 1,090**	–
Profit/loss from ordinary activities	**283**	**- 1,159**	–
Taxes	- 18	- 64	71.9
Net profit/Net loss for the year	**265**	**- 1,223**	–
Withdrawal capital reserves	–	509	–
Withdrawal retained earnings	–	714	–
Transfer to retained earnings	- 128	–	–
Dividend	**137**	**–**	–
Dividend proposal per share in €	**0.30**	**–**	–

Capital expenditure and financing

Capital expenditure increased

In 2004 the Lufthansa Group invested €1.8bn, which was considerably more than in 2003 (€1.2bn). €1.3bn was spent on six Airbus A330-300s, six Airbus A340-600s, five Boeing MD11s, of which four were still being converted to freighters on 31 December, two Canadair CRJ200s, two ATR 700s plus advance payments for aircraft and spare engines. A total of 23 aircraft – four Boeing 737-300s, seven Boeing 747-200s (including five Lufthansa Cargo freighter aircraft), one Airbus A340-200, nine Fokker 50s and two ATR 500s – were sold.

A further €317m was spent on building furnishings, software and other equipment. €136m was invested in acquiring equity stakes in other companies and in granting equity and loans to subsidiaries and associates.

Capital expenditure, cash flow and depreciation Lufthansa Group


2004
1,783
1,881
2003
1,155
1,581
2002
880
2,312
in €m

☐ *Capital expenditure*[1]
■ *Cash flow from operating activities*

Depreciation, amortisation and impairment	
2004	*€1,112m*
2003	*€1,930m*
2002	*€1,243m*

[1]Capital expenditure excludes pro rata results from investments accounted for under the equity method.

Net indebtedness
Lufthansa Group


2004
–0.4
2003
0.6
2002
1.1
2001
3.8
2000
1.5
in €bn

Cash flow from operating activities reaches €1.9bn

The greatly improved result earned in the 2004 financial year helped to lift the cash flow from operating activities by 19.0 per cent or €300m to €1.9bn. After adjustment of depreciation and amortisation added to the pre-tax result, and deducted book profits, the cash flow generated represents an increase of €244m on the corresponding 2003 figure. The increase in cash flow from operating activities was additionally caused by the positive working capital balance of €202m, which was €130m above the 2003 figure. The current income tax payments, which resulted largely from the disbursement of the retrospective tax burdens ensuing from a tax authority audit for which provisions had already been set up in previous years and from income tax payments of foreign Group subsidiaries, reduced the cash flow by €68m.

The net cash used in investing activities – the balance of expenditure and income from the purchase and sale of fixed assets, including the associated payment flows from these investments – was negative at €820m (2003: –€557m). Of the outstanding cash flow of €1.1bn left after net asset formation, we initially invested €837m in short-term securities. On 20 December 2004 securities with a value of €605m were transferred from this portfolio to a dedicated asset custodian, the Lufthansa Pension Trust. They are now exclusively earmarked for funding payments arising from retirement benefit obligations and are thus now netted with the pension provisions as defined benefit plan assets pursuant to IAS 19. Details are given in Note 33 to the Consolidated Financial Statements of Deutsche Lufthansa AG.

The capital increase carried out on 14 June 2004 netted Lufthansa €740m and long-term borrowings a further €641m. After subtracting interest paid and repayments of long-term borrowings, this leaves a net cash inflow from financing activities of €610m. In 2003 financing operations led to a net cash outflow of €1.3bn.

The Group's cash and cash equivalents increased on balance by €834m, whereas in 2003 they had decreased by €450m.

At the end of 2004 the Group had net assets of €418m, which was €1.0bn better than the net debt of €591m shown at the end of 2003. Lufthansa's gearing, now calculated as the ratio of net debt/assets plus on-balance-sheet retirement benefit obligations to shareholders' equity, was reduced by 91.9 percentage points to 93.5 per cent. At end-2003 the equivalent gearing (based on the new definition) stood at 185.4 per cent.

Equity ratio rises to 22.0 per cent

The Group's total assets grew by 8.0 per cent or €1.3bn to €18.1bn. Fixed assets increased by €293m and current assets by €1.1bn. The capital expenditure in the year under review caused the growth of the stock of fixed assets mainly through the acquisition of new aircraft and spare engines (+€502m), whereas the other components declined with the exception of other financial items. The increase in current assets was more or less entirely due to the rise in cash and cash equivalents and securities (+€1.1bn).

On the liabilities side, the extension of the balance sheet related almost exclusively to shareholders' equity, which rose by €1.3bn to €4.0bn. The capital increase of 14 June 2004 boosted equity by €740m net. The net profit for the year and the positive change in the fair value reserves arising from the market valuation of financial instruments (with no impact on the income statement) and other neutral changes amounting to €177m likewise helped to increase shareholders' equity. Equity ratio thus increased from 15.9 per cent in 2003 to 22.0 per cent in 2004.

The capital available to the Group on a long-term basis likewise increased substantially by €1.5bn thanks to the growth of shareholders' equity and long-term liabilities, so that the stock of fixed assets remains fully covered by long-term resources. The coverage rate comes to 111.4 per cent (2003: 101.6 per cent). Short-term debt was reduced by €119m.

Group statement of value added
in €m

	2004	2003
Origin:		
Revenue	16,965	15,957
Changes in inventories and work performed by the enterprise and capitalised	85	29
Other operating income	1,753	1,728
Income from interest	174	183
Income from subsidiaries, joint ventures and associates	66	60
Output	**19,043**	17,957
Cost of materials	8,244	7,205
Impairment losses relating to financial assets and investments held as current assets	40	160
Loss from subsidiaries, joint ventures and associates	108	197
Other operating expenses	3,630	4,114
Input	**12,022**	11,676
Gross value added	**7,021**	6,281
Depreciation and amortisation	1,112	1,930
Net value added	**5,909**	4,351
Utilisation:		
Staff costs	4,813	4,612
Interest paid	505	524
Taxes	183	193
Minority interest	4	6
Net profit/loss for the Group	404	- 984
Net value added	**5,909**	4,351

€1.6bn increase in net value added

In the 2004 financial year the Lufthansa Group created net value added of €5.9bn, which was around €1.6bn more than in 2003. Gross value added increased by €740m. This was facilitated, firstly, by the €1.1bn higher output, which for the most part ensued from the growth of revenue and secondly, by the fact that input only rose by €346m. As depreciation, amortisation and impairment charges were much lower in 2004 (in 2003 unscheduled impairment costs of €783m had been incurred) net value added increased by as much as €1.6bn.

Cost of capital
for the Group and the individual business segments in per cent

WACC	2004
Group	8.6
Passenger Business	8.6
Logistics	8.9
MRO	8.3
Catering	8.6
IT Services	8.3

Value-added management

Since the start of 2000 the entire Lufthansa Group has been controlled in accordance with the principles of value-added management. The basis for this is the cash value added (CVA) concept. Lufthansa has put in place a closed system of value-added management which is now firmly entrenched in all planning, reporting and control processes. Within this system the CVA is planned, reported and monitored at Group, segment and division level. In addition, the CVA is included as an assessment variable in the remuneration system of top management. Our value-added management system was described in detail in the 2002 Annual Report, and the text can also be found on our website www.lufthansa-financials.com. In the year under review we changed the cost of capital of the Catering and IT Services business segments compared with 2003. This adjustment results from the outcome of internal and external surveys in respect of segment-specific beta factors. In the Catering segment it was raised and in the IT segment lowered.

In line with the changed IFRS accounting rule (IAS 36 in conjunction with IFRS 3) the goodwill values of past acquisitions will in future be stated at their carrying amount on acquisition.

In 2004 the Passenger Business segment again created value. The MRO and IT Services segments also achieved a positive CVA as in the preceding years. In addition, the book profit from the partial disposal of the Amadeus shareholding continues to help offset the negative CVA of individual business segments. On balance the Lufthansa Group thus again created value in 2004 despite having to bear substantial burdens.

Value creation
of the Lufthansa Group and the individual business segments in €m

CVA	2004	2003	2002	2001
Group	151	-745	404	-628
Passenger Business	64	-217	77	-217
Logistics	-26	-43	510	-90
MRO	86	37	114	34
Catering	-274	-363	-229	-423
IT Services	40	30	37	34
Service and Financial Companies	403	25	29	30

Risk report

System for the timely detection and management of risks

As an international airline Lufthansa is exposed both to general entrepreneurial risks and to industry-specific risks. Key areas of exposure are capacity and utilisation risks, strategy-related risks, political risks, operational risks, procurement risks, labour agreement risks, IT risks plus financial and treasury management risks.

The risk management strategy of Deutsche Lufthansa AG permits the Company to exploit business opportunities that present themselves as long as the associated risks are an appropriate and sustainable component of value creation. Risk management is a fundamental element of all business processes and decisions.

The targeted management of entrepreneurial opportunities and business risks alike is part and parcel of Lufthansa's corporate strategy. Consequently, the Company's system for the timely detection and management of risks consists of a multiplicity of components that are systematically embedded in the entire organisational and operational structure of the Company and its Group enterprises. There is no autonomous organisational structure; instead, risk management is regarded as a prime responsibility of the managers of all business entities and of the process and project managers in the Group companies. One of their management responsibilities is to ensure that the staff are likewise integrated into the risk management system.

The Risk Management Committee makes sure that risks are identified and assessed continuously across functions and processes. It is responsible for the system's constant further refinement and for verifying its effectiveness. It reports regularly to the Executive Board. The Committee further develops the basic principles of risk policy and oversees their compliance. It also communicates the Company's risk policy, defines the documentation requirements and initiates any necessary reviews of specific aspects of the risk management system by the internal auditing department.

All major potential risks to the Company's profitability or basis of existence are documented in a risk schedule; this risk schedule is regularly updated and extended. Major risks are defined as dangers which per se might cause damage equal to at least one third of the result necessary to maintain the Company's inherent value. Due account is taken of potential interdependencies between different risks.

The measures designed to ensure the timely detection, limitation and elimination of these risks within the framework of Lufthansa AG's risk management system are themselves regularly reviewed and reinforced. Over and above appropriate insurance solutions, countermeasures specific to each individual risk situation are envisaged for the purpose of limiting and overcoming risks.

An analysis of risks, together with possibilities of limiting and overcoming them, also forms an integral part of the Company's strategy development process and is incorporated into Operational Group Planning.

The independent auditing company PwC Deutsche Revision AG examined Lufthansa's system for the early detection of risks as part of its audit of the annual accounts. It confirmed that the system meets the defined requirements.

Risks and opportunities of future development

The effects of and fluctuations in global economic trends and the general macroeconomic setting have a fundamental impact on the Lufthansa Group's course of business development.

Thus Lufthansa AG profited in 2004 from the global economic recovery, especially in long-haul traffic, where it carried 15.8 per cent more passengers and, despite a currency-related slight fall in yields, succeeded in fully placing the substantial extra capacity in the market and also in lifting the seat load factor. Lufthansa Cargo, too, was able to sell its extra available capacity of tonne-kilometres (+9.9 per cent) and to raise the sales volume by as much as 12.3 per cent, although at markedly lower average yields. A general economic slowdown, by contrast, usually tends to dampen demand in scheduled passenger business and also weakens the Lufthansa Group's business performance.

Opportunities for future development lie in particular in a speedy fall in fuel prices from the historic peak reached in 2004 and a resulting overall economic upturn. The Passenger Business, Logistics and Leisure Travel segments could profit from this.

Following the eastern enlargement of the EU, additional growth chances are also emerging in these regions, in which Lufthansa is already strongly represented, for the Passenger Business and Leisure Travel segments. All the business segments of the Lufthansa Group will be able to profit from the trend towards outsourcing of in-house production in response to the industry-wide cost pressures. Moreover, there is continuing strong pressure to consolidate in virtually all airline markets. The necessary consolidation process in Europe offers Lufthansa additional market opportunities thanks to its stable financial situation.

Competition

Competitiveness in the aviation industry, heavily dependent as it is on the cyclical development of the overall economy, hinges on how flexibly an airline can react to changes in demand and in the competitive environment. The introduction of further flexibility into fixed cost items is a crucial requirement for this and can be decisive for gaining a competitive edge. Staff costs have been made more flexible by the collective pay settlement concluded for ground staff and cockpit crews in December 2004 as part of the Concerted Action plan. This will enable the Company to react quickly to fluctuations in demand and to better equalise economic consequences. Competitive collective pay settlements specific to each individual business segment are necessary to enable the Company to keep pace on the cost front with other airlines, especially the no-frills carriers in Europe.

Lufthansa has adjusted further to the changed competitive setting on the production side, too. Thanks to the smoothing of the heaviest traffic flows (depeaking) at the Frankfurt and Munich hubs, both aircraft and staff productivity has been raised further. Lufthansa has thus laid the foundations for participating in the demand for attractively priced intra-European flights in the low-fare segment.

At the start of 2004 Lufthansa launched a comprehensive Action Plan, which enabled the Company to reduce costs by €378m. One element of this Action Plan was the termination of the conventional commercial representative model of ticket distribution in many markets, including Germany, in favour of net pricing arrangements (zero commissions) with the distribution partners. The complaint filed by the German federation of travel agents and tour operators (Deutscher Reisebüro und Reiseveranstalter Verband e.V.-DRV) against the introduction of the net pricing model was withdrawn on 8 March 2005.

The safeguarding of profitable average yields requires offering business travellers a product and service profile that is recognisably far superior to the low-fare segment and meets their needs for a speedy ground service and comfortable and convenient flight conditions. Lufthansa has satisfied this requirement by upgrading the seat comfort of its Business Class product on long-haul routes with the new two-metre-long sleeper seat and on short-haul routes through the introduction of the four-seat row by leaving the middle seat vacant. Passengers in the long-haul segment also enjoy the globally unique facility of inflight broadband Internet access. With the introduction of the new service for HON Circle members and First Class passengers and the opening of the First Class Terminal in Frankfurt, Lufthansa offers its premium customers a new dimension in exclusive travelling.

Infrastructure

The planned extension of the runways at Frankfurt Airport is an important factor in Lufthansa's long-term competitiveness. The government of the state of Hesse (in which Frankfurt is situated) has likewise expressed its assent to an extension of the runway system following the clear recommendation given by the "mediation group" of independent experts. The extension project is a key precondition for securing Frankfurt Airport's future as an international air traffic hub. This applies equally to the construction of the maintenance hangar for the Airbus A380. The new superjumbo is due to be deployed by Lufthansa from 2007 onwards. However, the operational restrictions that have meanwhile been introduced into the public debate on extending the airport would obstruct its efficient use. In particular, a practicable solution allowing a certain amount of night flights is crucial. If such a solution is not found, Lufthansa would have to partly refocus its flight schedule structure in the medium term on suitable alternative hubs.

Bottlenecks in the European air traffic control systems are continuing to cause substantial flight delays. The infrastructural shortcomings are burdening the profitability of all European airlines. In addition they are jeopardising the sector's ability to keep pace with the growing demand for air transport services. Together with other airlines, Lufthansa is therefore pressing the European Commission and the national governments to create an efficient system of air traffic control throughout Europe. Lufthansa has consistently underscored the importance of the infrastructural setting and has institutionalised this with the joint initiative "Air Traffic for Germany" with the respective partners – i.e. airports, air traffic control and public authorities.

Development of alliances

One of the mainstays of Lufthansa's commercial success is its integration into the world's leading airline partnership system, the Star Alliance. This summer it is offering its customers coordinated flight connections to 795 destinations in 139 countries. The loss-making situation in which many of the scheduled airlines worldwide at present find themselves, has, in the case of some of Lufthansa's partners, assumed proportions that threaten their existence. In December 2002 our key US partner United Airlines filed for protection from creditors with a view to restructuring under Chapter 11 of US insolvency law. Our Canadian partner Air Canada followed suit on 1 April 2003 with a corresponding CCAA application under Canadian insolvency law. Whereas Air Canada successfully completed its restructuring process by 30 September 2004 and has achieved considerable improvements in its cost structure, United Airlines is still undergoing restructuring. Lufthansa is closely monitoring developments at United Airlines and is actively supporting its restructuring measures in an advisory capacity. On 12 September 2004 our second US Star Alliance partner US Airways reapplied for creditor protection under chapter 11 of US bankruptcy legislation. After US Airways had already sought creditor protection in the period from August 2002 to 1 April 2003, it emerged under the changed market environment, especially the fuel price trend, that the cost position of US Airways was not yet adequate to withstand competition. While the success of a restructuring of US Airways is uncertain, United Airlines – as the third largest US airline and having already achieved significant restructuring progress – appears to have a good chance of successfully completing the Chapter 11 procedure on a lasting basis. The termination of the restructuring procedure at United Airlines and a resumption of normal competitive operations are anticipated in the course of 2005. This would ensure a continuation of the transfer connections necessary in order to contribute to an extensive coverage of the key US market. Long-term close cooperation agreements have been signed with United Airlines and Air Canada which have been approved by the bankruptcy courts and largely ensure the exploitation of potential synergies.

Managing financial market risks

The hedging strategy to limit the risk of fluctuations in fuel prices, interest rates and exchange rates is laid down by the Executive Board of Deutsche Lufthansa AG. It is documented in internal guidelines which also provide for the use of derivative financial instruments. In this context interest rate and exchange rate hedges are also concluded with non-consolidated Group companies. Compliance with the guidelines is continuously monitored by the Group financial controlling and internal audit divisions. In addition, the current hedging strategy is constantly discussed in cross-division management committees. Appropriate management and control systems are in place for risk measurement, surveillance and control. The Supervisory Board is regularly informed of the exposure positions and the hedging results achieved.

Note 39 to the Consolidated Financial Statements of Deutsche Lufthansa AG gives a detailed account of the state of the exchange rate, interest rate and fuel price hedging operations.

Hedging fuel price risks

Each year the Lufthansa Group consumes about 6 million tonnes of kerosene. Fuel consumption thus constitutes a major cost item for the Group, just as it does for the entire airline industry. In the past financial year it accounted for over 10.2 per cent of its total operating expenses; that is a marked increase over 2003. Large swings in fuel prices can have a significant impact on the result from operating activities.

The current fuel price-hedging strategy defines the maximum permissible level of the upward price risk, the maximum permissible outgoing payments from hedging transactions in the event of falling fuel prices, the maximum permissible premiums and the minimum degree of hedging. As a general principle, the price risk of up to 90 per cent of anticipated fuel consumption in the following 24 months is hedged on a revolving basis. The risk of unfavourable fuel price movements is primarily limited by hedges on the crude oil market. In addition, hedges are concluded on the price difference between gas oil and crude oil, kerosene and gas oil or directly between kerosene and crude oil, and in individual cases hedges are also concluded directly in gas oil or kerosene. At the reporting date crude oil hedges had been concluded for around 69.8 per cent of the anticipated fuel needs for 2005 in the form of corridor options and other hedging combinations. For 35.2 per cent of the hedged requirement for 2005 the effect of the hedge against price increases is limited by offsetting transactions to an average crude oil price level of approximately 41.7 USD/bbl. In addition, for 7.6 per cent of the anticipated fuel requirement for 2005 hedges have been concluded on the price differences between gas oil and crude oil and between kerosene and gas oil.

At the reporting date hedges had been concluded for around 3.7 per cent of the anticipated fuel requirement for 2006 in the form of other hedging combinations. In the case of such hedges the protection against rising prices is limited by counter-hedges to an average crude oil price level of around 49 USD/bbl.

If fuel prices in 2005 were to drop below the price level prevailing at the end of the year under review, this would significantly relieve Lufthansa's expenditure total. However, the associated potential cost relief will be partly limited by the put options written in the context of the hedging deals. Owing to the chosen hedging instruments, however, the price level of the put options is distinctly below that which prevailed at the end of 2004.

Hedging exchange rate risks

With respect to the US dollar, Lufthansa is a net payer, chiefly owing to its capital expenditure on aircraft. In line with the hedging strategy, 50 per cent of investments in aircraft are hedged against exchange rate fluctuations as soon as they have been firmly contracted. The other half is hedged in the light of expected market developments. At the end of 2004 the degree of hedging of aircraft investments was 84 per cent. The US dollar exposure from operating business is currently €0.2bn and the degree of hedging likewise stands at 84 per cent.

In the case of all other currencies there is generally a net surplus of incoming payments. The euro equivalent of the hedged currencies currently totals €2.2bn. The main exposures are in the currencies pound sterling, Swiss franc, Japanese yen and Swedish krona. A maximum of 50 per cent of the currency exposures arising from the expected payment flows in the individual currencies is normally hedged for a period of 18 months.

Both forward contracts and corridor options are used for hedging exchange rate risks.

Hedging interest rate risks

Lufthansa's hedging strategy provides for hedging up to 100 per cent of firmly contracted floating-rate liabilities against interest rate risks. The euro equivalent of the financial liabilities relevant for hedging currently totals €3.3bn, 61 per cent of which is hedged against interest rate risks. Interest rate risks are hedged by means of interest rate swaps and cross-currency swaps. The cross-currency swaps simultaneously serve to eliminate the exchange rate risks arising from financing in foreign currencies.

Up to 50 per cent of planned liquidity surpluses or shortages may be hedged for a maximum period of 24 months. The interest rate risk that prevailed in 2004 on account of a persistent liquidity surplus was partly hedged by forward rate agreements.

Further development of the hedging strategy

As part of the ongoing development of the risk management strategy, new hedging concepts were elaborated during the year under review which will be gradually implemented as of the 2005 financial year.

The further elaboration of the fuel price hedging strategy foresees that the system of specifying limits for the maximum permissible upward price risk, the maximum permissible payment outflows under hedges in the event of falling fuel prices and the maximum permissible premium payments is to be replaced by a benchmark-based management system oriented to a linear build-up of hedges over a period of 24 months. The specification of minimum degrees of hedging will be retained.

Exchange rate risks from planned operational exposures are to be hedged in future, to the extent of 20 per cent in each case, through forward contracts concluded 24, 18, 12 and 6 months before the inflow or outflow of the payment in question. Under this hedging policy, payment flows that lie in the distant future will be hedged to a lesser degree than payment flows in the near future. This takes due account of the uncertainty of the future course of business. The average degree of hedging will amount to 50 per cent.

As hitherto, 50 per cent of the contract value of investments in aircraft will continue to be hedged as soon as the contract is signed. The remaining 50 per cent will be hedged, to the extent of 10 per cent of the future payment stream in each case, 24, 18, 12 and 6 months prior to the outflow of the payment in question.

The interest rate risk from financial liabilities is to be generally hedged in future to the extent of 15 per cent. The remaining 85 per cent will be subject to variable interest rates. This will take due account of the twin goals of minimising interest expenditure in the long term and of reducing the volatility of earnings. The hedging volume of 15 per cent has proved, following detailed analysis, to be the optimum percentage for Lufthansa under cost and risk aspects.

Liquidity

The intensity with which global economic and geopolitical crises, terrorism and epidemics can affect the airline industry highlights the risk of maintaining inadequate liquidity reserves. Lufthansa has further improved its sophisticated financial planning systems. On the basis of a multi-year plan and crisis simulations the level of the liquidity reserves considered necessary, defined as cash reserves plus free credit lines, has been adjusted accordingly and to date has not fallen below this level.

In addition, a new financial reporting system has been introduced for all companies majority-owned by the Lufthansa Group which contains information on the actual financial status and expected payment flows of individual companies. The data is collated centrally according to a standardised structure. At the end of each month all companies report their respective financial asset and liability positions. The financial status report allows inferences to be made concerning liquidity and the level of net

Balance sheet structure
in per cent

Assets


Liquid funds
20.9%
Receivables
14.8%
Inventories
2.1%
Fixed
assets
62.2%

Total assets €18.1bn

Shareholders' equity and liabilities


Short-term
capital
32.4%
Long-term
capital
45.6%
Shareholders' equity
22.0%

Total assets €18.1bn

debt/net assets. On top of this the Group companies submit a monthly plan of payment flows, broken down by currency, for a period of 18 months (in future 24 months). This monthly revolving plan provides an up-to-date picture of the expected liquidity trend.

Capital market

Lufthansa has an outstanding degree of flexibility compared with other airlines in the choice and design of its financing strategy and has access to the global financial and capital markets. This flexibility is based on the Company's high credit standing and on a forward-looking financing policy.

Lufthansa's operational strength and an appropriate financial profile are the basis of the investors' confidence in the Company. This trust is also reflected in the creditworthiness assessment of the rating agencies. Lufthansa is currently the sole European airline to enjoy investment-grade ratings. These are assessed by Standard&Poor's at "BBB" and by Moody's at "Baa2". *Owing to its good credit standing, Lufthansa can choose between multiple* financing alternatives at attractive terms. Lufthansa uses this flexibility in order to continuously optimise its financing portfolio. The choice of instruments is designed to reduce financing costs while ensuring operational and financial flexibility. Thus the Lufthansa Group has a share of unencumbered aircraft in its fleet of currently more than 80 per cent which can be used at all times as collateral for aircraft financing. In addition, Lufthansa maintains a constant liquidity stock of at least €2bn which cushions it against cyclical fluctuations and volatilities in the financing markets.

Over and above this, Lufthansa has long-standing banking relationships with numerous credit institutions. During critical situations in the past these banks have proved to be reliable partners for Lufthansa irrespective of fluctuations on the capital markets.

Credit risks

The sale of passenger and freight documents is largely effected via agencies. These agencies are mostly connected to country-specific clearing systems. The creditworthiness of the agents is continuously reviewed by the respective clearing houses. The receivables credit risk of sales agents is relatively small owing to broad diversification.

Inter-airline receivables and payables are settled on a bilateral basis or via the International Air Transport Association (IATA) clearing house. The general net settlement method of offsetting all receivables and payables at monthly intervals leads to a marked reduction of debitor default risk.
In individual cases a separate surety is demanded in the respective performance contract for other business. In the event of an airline bankruptcy under the US Chapter 11 proceedings or comparable insolvency arrangements in other countries, the risks are likewise limited. As a rule the airlines seeking protection from creditors apply to the bankruptcy court for an

exemption which allows them to uphold existing business relationships. In the past this application for exemption has always been granted by the court, thus facilitating the continuation of the high-volume and mutually lucrative interline business. The granting of the exemption entails the unconditional payment of all existing receivables and a particularly stringent monitoring of the payment behaviour during the restructuring phase. In the event of a negative decision by the bankruptcy court Lufthansa is entitled to cease all payments immediately.

Lufthansa concludes many different types of financial market transactions. The debitor default risk arising from financial market transactions is defined as the risk resulting from a potential default of the contracting business partner. The objective of the debitor limit system in use at Lufthansa is the permanent assessment and management of this default risk. It was approved by the Executive Board in the context of adopting the guideline for hedging interest rate and exchange rate risks and the guideline for hedging fuel price risks.

A maximum permissible risk is defined for each counterparty (as a rule banks and mineral oil companies). This is largely derived from the assessment of recognised rating agencies. The execution of hedging transactions in the case of mineral oil companies is mostly outsourced to subsidiaries which have no rating of their own. If no declaration of warranty is provided by the parent company, a maximum credit line of €10m can be set for these enterprises.

Within the defined counterparty limit, the trading units may conclude individual transactions, such as financial investments, foreign exchange, interest rate and fuel financial derivatives as well as leasing deals, directly with the counterparties. The degree of utilisation of these counterparty limits through existing financial market transactions is computed and reported on each business day. Any exceeding of the limits triggers an escalation process during which the initiation of further measures is decided.

Insurance

Deutscher Luftpool, previously the main insurer of aviation risks for the Lufthansa Group, ceased its underwriting activity at the end of 2003. Although this radically changed the insurance environment for covering these risks, the insurance policy was subsequently placed on the international aviation insurance market without any major problem.

Although the costs of insuring the fleet have been reduced, they remain at a high level.

Insuring against terrorist risks remains a key concern. Ensuring comprehensive long-term coverage of this risk continues to require intense cooperation among international insurers and ideally also among the international community.

Air traffic remains on a growth path
Forecast for international passenger traffic:
From 2004 to 2008 5.3 per cent growth worldwide p. a.


4.8
5.2
6.9
7.7
5.5
4.9

(Source: IATA Passenger Forecast 2004–2008)
Figures in per cent.

Air traffic within a continent
Air traffic between continents

Group companies

Lower passenger volumes, a cutback in flight capacity and reductions in the inflight service by US airlines in the wake of the terror assaults of 11 September 2001 have also seriously harmed the airline catering business of the LSG Sky Chefs group. Owing to the ongoing crisis affecting the established airlines in the US, the anticipated recovery of demand for airline catering services there has not yet occurred. Despite further capacity cuts, including the closure of non-profitable kitchens, rigorous cost management and the successfully concluded sale last year of the loss-making Chef Solutions division, the LSG USA group still did not manage to break even in 2004. The new management is rigorously continuing the restructuring plan, which envisages further cost cuts both in the production and administrative units.

The uncertain economic situation in Germany that persisted until mid-2004 together with the non-improvement of the situation on the labour market continued to burden the leisure travel business of the Thomas Cook group in the year under review. The re-introduction of the Condor brand and its positioning in the low-price segment, the revival of the Neckermann brand and the closure of unprofitable travel bureaux in the German sales market have contributed to the repositioning of the group and to a marked improvement in the operating result. In addition, measures taken in all the group's divisions are helping to improve the cost position. The result after taxes in 2003/2004 was depressed, however, by necessary unscheduled impairment losses relating to the group's equity interests in France. Although it was significantly better than in the previous year it was still negative.

Outlook

Following the crises in 2003, the year under review was characterised by a marked recovery in the demand for airline services. The high oil prices limited the successes in 2004, however. This operational setting will also prevail in 2005.

The Lufthansa Group continues to operate in a difficult market environment. Distortionary competitive conditions, excess capacity and new market entrants are increasing the market pressure in all business segments and imply a further decline in average yields. Nor is it likely that the oil price will fall appreciably in the short term. In this difficult operating climate we are sticking doggedly to our goal of value creation for the whole Group. This crucially requires the rigorous implementation of the Action Plan and a rapid redress of outstanding loss-making activities.

For the year 2005 we anticipate a continuation of the positive development of the world economy. The largest growth is expected in the US and China, whereas the experts forecast a moderate expansion in the euro area and Japan. The forecasts envisage only a low rate of growth for Germany. While the unexpected weakening of momentum in the fourth quarter of 2004 unnerved the analysts, they remain confident that the first quarter of 2005 will show a marked improvement.

Following the sizeable capacity increase of summer 2004, especially on long-haul routes, Lufthansa will grow only moderately this year. We shall continue in future to deploy our instruments for capacity and yield management and to concentrate our flight supply on markets with sizeable demand and profitable growth prospects.

Our attention remains focused on restructuring the Leisure Travel and Catering segments and, above all, on our Action Plan. We will pursue this task with the utmost vigour and make good the ground we failed to cover last year.

Assuming that no new crises arise in the course of this year and that there is no renewed surge in oil prices, we envisage posting an operating result in 2005 in excess of that earned in 2004.

Outlook for the individual business segments

Passenger Business

The marked recovery of demand gave a boost to passenger business last year. We achieved significant increases in intercontinental traffic, in particular. We raised capacity noticeably on long-haul routes, especially through deploying new aircraft but also by resuming flight services that had been reduced during the crises.

In the process we also managed to improve the seat occupancy rate of our aircraft. For the first time ever we transported over 50 million passengers in the course of the year.

We have strengthened our second hub Munich and substantially expanded our flight supply from there. Our customers are benefiting from the diverse range of destinations, attractive travel times and improved transfer arrangements.

However, this gratifying development was overshadowed by the persistently fierce competitive environment stemming from the no-frills carriers with their low price level. Additional pressure is coming from the US airlines which, from the safe shelter of Chapter 11 creditor protection, are increasingly redirecting their capacities from their lacklustre home market to the North Atlantic region with predatory pricing. We have to expect persistently weak average yields and will therefore press ahead with our cost-cutting measures. At the same time we are sticking to our charted course and are further extending our premium products.

For 2005 Lufthansa's Passenger Business segment expects an operating result above the 2004 level.

Logistics

In the current year the air freight sector will remain a growth market fuelled by the continuing buoyancy of world trade. Even so, Lufthansa Cargo faces stiff competitive challenges. Asian and East European airlines are seeking to penetrate the European market and so are additionally driving excess capacity up and prices down. The forwarders' business policy of combining their air freight consignments in serial charters is additionally hampering Lufthansa Cargo's commercial development.

We are therefore focusing our attention on implementing our "Excellence + Growth" programme. Lufthansa Cargo's medium to long-term optimisation programme is designed to contribute over €200m to the operating result by 2006. The aim of "Excellence + Growth" is to optimise structures and processes, raise revenue and reduce costs. On the revenue side productivity is to be enhanced by streamlining the network structures, market growth is to be accelerated and average yields improved.

With the successful implementation of the agenda and measures that we have set in train, we expect a result in 2005 which – given stable macroeconomic parameters – should exceed last year's performance.

Maintenance, Repair and Overhaul

Following the turnaround in the maintenance, repair and overhaul (MRO) market, we are anticipating a further rise in demand for MRO services during 2005. The current price pressures are likely to increase even further, however. The reasons for this are overcapacity in the market, the continuing price war among airlines and the sharper competitive situation within the MRO market itself.

The ability to prosper in this fierce competitive setting hinges increasingly on being able to counter the growing pressure on average yields and the dollar-induced fall in revenue by substantially reducing operating and staff costs. We are forging close alliances and joint ventures with partners so as to be able to provide new innovative products, exploit economies of scale and occupy new product segments. The prolongation of the joint venture with Ameco in China, the launch of the new collaboration with Rolls-Royce on overhauling Trent aero-engines and the partnership with Air France for the joint maintenance and supply of equipment for the Airbus A380 will reinforce Lufthansa Technik's leading position in the MRO market. This is being supported by the newly launched cost-cutting and efficiency-boosting programme "Perspectives for Technik" which will improve the segment's underlying economic basis. In 2005 the Lufthansa Technik group expects revenue to grow, particularly in business with clients outside to the Lufthansa Group. Given full implementation of the planned cost-cutting and revenue-raising projects, we anticipate that we can match the good operating result we achieved in 2004.

Catering

Over the past few years the LSG Sky Chefs group has developed its business model from that of a traditional caterer to a one-stop supplier of complete solutions. Instead of merely supplying products, LSG Sky Chefs will in future offer its clients an extensive inflight service package. This will give the group a broader and more flexible entrepreneurial base.

The cost structure of the LSG Sky Chefs group is continuously reviewed and adapted to market conditions. Where necessary the company will withdraw from unprofitable markets. The company's equity portfolio is being optimised. Strategic options are being considered for those companies not involved in core business.

Numerous retrenchment measures that were identified in the course of the "Triangle" project are being implemented in the current year and will likewise have an impact in 2005. Based on the comprehensive restructuring plan and the results achieved so far, management is confident that a significant improvement in the result can be achieved in the US. The economic situation in general and signs of a recovery of the aviation industry in particular point to an improvement in the underlying operating framework.

The cost-cutting measures initiated to date are starting to bear fruit, which is being reflected in rising productivity. The company is therefore looking ahead with guarded optimism.

For 2005 we expect a positive operating result prior to extraordinary restructuring charges.

Thomas Cook

In the leisure travel industry the noticeable recovery of demand in 2004 is expected to continue in the current financial year. The consensus of forecasts from different sources suggests that the number of leisure travellers in Europe will rise in 2004/05 by between two and three per cent. But this is subject to the proviso that the world is not again confronted with exogenous factors such as further terror attacks in tourist resorts or military conflicts. Thomas Cook is seeking a larger-than-average participation in this growth.

Commercial success will depend crucially on whether the group manages to adapt its own products to changing consumer habits and hence to long-term market trends. Besides the further refinement of the traditional package holiday, Thomas Cook sees considerably more chances than risks in adopting the business strategy of the no-frills airlines, in aggressively marketing its own products via the new media and in developing completely new cost accounting models for pricing all components of the value creation chain. The first steps have already been initiated by strengthening Condor's seat-only business and the "Fly Prices" concept as well as by expanding the group's own online platforms "thomascook.de" into becoming a virtual tour operator.

In order to concentrate on reorienting its processes and systems, the Thomas Cook group will in the medium term divest activities that do not belong directly to its core business. The restrictive investment policy will be continued.

Through systematic market-oriented capacity planning, the ongoing streamlining of processes and structures, clear allocation of responsibility for earnings and the repositioning of tour operator brands and of the Condor airline, the Leisure Travel group has laid the basis for a sustained commercial recovery.

Thomas Cook is therefore confident that it will be able to post a positive net result again in the 2004/05 financial year.

IT Services

In view of the anticipated slight upturn in the airline industry, Lufthansa Systems is expecting a greater propensity to invest on the part of the airlines in 2005. The downturn in the airline and aviation IT market has probably bottomed out. Lufthansa Systems has systematically geared its consultancy and software development to the airline and aviation process chain, building on its wide-ranging know-how gained within the Lufthansa Group. Consequently Lufthansa Systems is the sole provider in its market today that is able to offer clients an integrated full-service portfolio under one roof. Lufthansa Systems' product and service portfolio is subject to ongoing development and offers airlines and aviation companies a wide array of opportunities to optimise their core processes and thereby to boost their efficiency. The need to restructure and cut costs suggests that the demand for outsourcing services will continue to increase. To this end Lufthansa Systems has developed a comprehensive range of business services. In 2005, too, a substantial share of the segment's overall revenue will therefore once again be generated via operating business, which is based on long-term and stable customer relationships. The high-performance multi-sector infrastructural services within the framework of hosting models offer supplementary growth prospects for Lufthansa Systems.

The expansion of business with clients outside the Lufthansa Group that has characterised the past few years will continue in 2005. Besides its European domestic market, Systems is focusing its distribution activities on penetrating the American and Asian markets. Lufthansa Systems assumes that it can extend its healthy earnings position in the current year, too. We are expecting this year to surpass the 2004 operating result.

Major events after year-end closure

On 12 January the shareholders of Amadeus Global Travel Distribution S.A., Lufthansa, Air France and Iberia confirmed that they are engaged in exclusive negotiations with BC Partner and Cinven. The subject of the negotiations is a public take-over bid for 100 per cent of the class A stock of Amadeus at a price of €7.35 per share. The aim is to delist Amadeus from the stock exchange. The airlines intend to remain shareholders of Amadeus and reserve the right to transfer part of their Amadeus shares within the framework of the public take-over bid.

Projections of future developments

This Annual Report contains figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time. If the assumptions underlying the forecasts should prove erroneous or if potential risks – such as those mentioned in the Risk Report – should become reality, the actual results may deviate from current expectations.

Consolidated Income Statement for Financial Year 2004

	Notes	2004 €m	2004 €m	2003 €m
Traffic revenue	6)	12,869		11,662
Other revenue	7)	4,096		4,295
Revenue			**16,965**	**15,957**
Changes in inventories and work performed by the enterprise and capitalised	8)	85		29
Other operating income	9)	1,753		1,728
Cost of materials and services	10)	– 8,244		– 7,205
Staff costs	11)	– 4,813		– 4,612
Depreciation, amortisation and impairment	12)	– 1,112		– 1,930
Other operating expenses	13)	– 3,630		– 4,114
Profit/loss from operating activities			**+1,004**	**– 147**
Result from investments accounted for using the equity method	14)	– 85		– 176
Other income from subsidiaries, joint ventures and associates	14)	+ 43		+ 39
Net interest	15)	– 331		– 341
Other financial items	16)	– 40		– 160
Financial result			**– 413**	**– 638**
Profit/loss from ordinary activities			**+ 591**	**– 785**
Other taxes	17)		– 50	– 29
Profit/loss before income taxes			**+ 541**	**– 814**
Income taxes	17)		– 133	– 164
Result after taxes			**+ 408**	**– 978**
Minority interests			– 4	– 6
Net profit/loss for the period			**+ 404**	**– 984**
Basic earnings/loss per share	18)		**€ +0.94**	**€ –2,51**
Diluted earnings per share	18)		**€ +0.90**	**€ –**

Consolidated Balance Sheet as of 31 December 2004

Assets	Notes	**31.12.2004 €m**	**31.12.2004 €m**	31.12.2003 €m
Intangible assets	20)	819		953
Aircraft and spare engines	21)	7,317		6,815
Other tangible assets	22)	1,374		1,297
Investments accounted for using the equity method	24)	592		720
Other financial items	24)	672		696
Fixed assets	19)		**10,774**	**10,481**
Repairable aircraft spare parts			**460**	**404**
			11,234	**10,885**
Inventories	25)	376		421
Trade receivables	26)	1,556		1,498
Other receivables and other assets	26)	868		929
Securities	27)	952		720
Cash and cash equivalents	28)	2,836		2,001
Current assets			**6,588**	**5,569**
Income tax assets	17) 29)		**166**	**194**
Prepaid expenses	30)		**82**	**84**
Total assets			**18,070**	**16,732**

Shareholders' equity and liabilities	Notes	**31.12.2004 €m**	**31.12.2004 €m**	31.12.2003 €m
Issued capital	31)	1,172		977
Capital reserve	32)	1,366		809
Fair value reserves		50		-82
Retained earnings	32)	982		1,933
Net profit/loss for the period		404		-984
Shareholders' equity			**3,974**	**2,653**
Minority interests			**40**	**43**
Retirement benefit obligations		4,132		4,327
Provisions for income taxes		348		332
Other provisions and accruals		3,488		3,394
Provisions and accruals	33)		**7,968**	**8,053**
Long-term borrowings	34)	3,306		3,240
Trade payables	35)	912		911
Other liabilities	35)	1,706		1,622
Liabilities			**5,924**	**5,773**
Deferred income	36)		**164**	**210**
Total shareholders' equity and liabilities			**18,070**	**16,732**

Consolidated Statement of Changes in Shareholders' Equity

	Issued capital	Capital reserve	Fair value reserves hedging instru-ments	Fair value reserves other financial assets	Currency trans-lation differ-ences	Retained earnings	Net profit/loss for the period	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Balance on 31 December 2002	**977**	**809**	**104**	**3**	**-66**	**1581**	**717**	**4125**
Transfers	–	–	–	–	–	488	-488	–
Dividends	–	–	–	–	–	–	-229	-229
Net profit/loss for the period	–	–	–	–	–	–	-984	-984
Changes in fair value	–	–	-112	4	–	–	–	-108
Transfers to acquisition cost	–	–	-20	–	–	–	–	-20
Transfers to the income statement	–	–	-59	-2	–	–	–	-61
Other neutral changes	–	–	–	–	-54	-16	–	-70
Balance on 31 December 2003	**977**	**809**	**-87**	**5**	**-120**	**2,053**	**-984**	**2,653**
Transfers	–	–	–	–	–	-984	984	–
Dividends	–	–	–	–	–	–	–	–
Net profit/loss for the period	–	–	–	–	–	–	404	404
Changes in fair value	–	–	46	196	–	–	–	242
Transfers to acquisition cost	–	–	44	–	–	–	–	44
Transfers to the income statement	–	–	-153	-1	–	–	–	-154
Other neutral changes	195	557	–	–	13	20	–	785
Balance on 31 December 2004	**1,172**	**1,366**	**-150**	**200**	**-107**	**1,089**	**404**	**3,974**

Currency translation differences are disclosed under retained earnings in the balance sheet. The neutral changes in the issued capital and in the capital reserve result from the capital increase amounting to €752m. The other neutral changes in the retained earnings result from the net cost of the capital increase amounting €12m and notably from neutral changes in capital based on valuation at equity.

Note to the Consolidated Cash Flow Statement
The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the year under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

	2004 €m	2003 €m
Cash and cash equivalents on 1 January	**2,001**	**2,453**
Profit/loss before income taxes	541	– 814
Depreciation of fixed assets (net of reversals)	1,142	2,080
Depreciation of repairable aircraft spare parts	62	53
Result from fixed asset disposal	– 402	– 229
Result from investments accounted for using the equity method	73	97
Net interest	331	341
Income taxes paid	– 68	– 19
Changes in inventories	45	– 24
Changes in receivables, other assets and prepaid expenses	– 106	314
Changes in provisions and accruals	455	112
Changes in liabilities (without borrowings)	– 275	– 403
Other	83	73
Cash flows from operating activities	**1,881**	**1,581**
Purchase of tangible assets and intangible assets	–1,647	– 839
Purchase of financial assets	– 42	– 138
Additions to repairable aircraft spare parts	– 117	– 68
Proceeds from sale of non-consolidated equity investments*	497	13
Proceeds from sale of consolidated equity investments	63	–
Acquisition of non-consolidated equity investments	– 94	– 45
Acquisition of consolidated equity investments**	–	– 133
Proceeds from disposals of intangible assets, tangible assets and other financial assets	295	416
Interest received	164	182
Dividends received	61	55
Net cash used in investing activities	**– 820**	**– 557**
Securities/fixed-term deposits***	– 837	– 137
Net cash used in investing activities and cash investments	**–1,657**	**– 694**
Premium from bond floatation	740	–
Long-term borrowings	641	291
Repayments of long-term borrowings	– 539	–1,135
Other borrowings	– 9	13
Dividends paid	–	– 229
Interest paid	– 223	– 277
Net cash used in financing activities	**610**	**–1,337**
Net decrease/increase in cash and cash equivalents	**834**	**– 450**
Effects of exchange rate changes	1	– 2
Cash and cash equivalents on 31 December	**2,836**	**2,001**
Securities	952	720
Term deposits	–	–
Total liquid funds	**3,788**	**2,721**
Net increase/decrease in total liquid funds	1,067	– 917

**2004 less disposed cash and cash equivalents of €2m*
***2003 less purchased cash and cash equivalents of €2m*
****2004 including allocation of the Lufthansa Pension Trust amounting to €605m*
Note to the Consolidated Cash Flow Statement see page 132

Notes to the Consolidated Financial Statements of Deutsche Lufthansa AG 2004

1 Fundamentals and methods

The consolidated financial statements of Deutsche Lufthansa AG and its subsidiaries have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the IASB, taking account of the interpretations by the International Financial Reporting Interpretations Committee (IFRIC). All standards applying to financial year 2004 have been taken into consideration.

No accounting and valuation methods under German law not in conformity with the IFRS have been applied.

The requirements set out in section 292 a German Commercial Code (HGB), exempting the Company from its obligation to prepare consolidated financial statements under the German Commercial Code, are met. The assessment of such requirements is based on the German Accounting Standard No.1 (DRS 1) promulgated by the German Standards Accounting Board.

The following accounting and valuation methods applied to the present consolidated financial statements deviate from German law:

- translation of foreign currency receivables and liabilities as at the closing date and recognition of the effects of changes in foreign exchange rates in net profit or loss for the period;
- accounting of internally generated intangible fixed assets;
- revenue recognition by reference to the stage of completion of long-term customer orders;
- valuation of long-term provisions at present value;
- no recognition of other provisions if the probability of an outflow of resources is below 50 per cent;
- recognition of deferred tax assets and liabilities in accordance with the liability method;
- capitalisation of deferred tax assets from tax loss carry-forwards;
- recognition of the asset concerned and of a liability in the amount of the present value of lease payments under finance lease agreements according to IAS 17;
- valuation of retirement benefit obligations according to the projected unit credit method, taking account of future trends in salaries and the corridor rule under IAS 19;
- measurement of financial instruments, with the exception of loans and receivables originated, or financial investments held to maturity at fair value, provided such value can be determined reliably, as well as recognition of the resulting changes directly in equity;
- measurement of financial instruments at fair value in so far as they qualify as being held for trading, and recognition of the effects of changes in net profit or loss for the period.

2 Consolidation methods

All significant subsidiaries under the legal and/or factual control of Deutsche Lufthansa AG are included in the consolidated financial statements. Significant joint ventures and associated companies are accounted for using the equity method, provided that the Group holds an interest of between 20 and 50 per cent and may exercise significant influence. Any other equity investments are recognised at cost or market value in accordance with IAS 39. Pages 196–201 ff present a list of major subsidiaries, joint ventures and associates.

For the purpose of initial consolidation of subsidiaries, the acquisition cost of equity investments is compared to the Group's share in the carrying amount of the equity of the company concerned. The difference between acquisition cost and prorated equity is, as a rule, initially allocated to the subsidiary's assets and liabilities if there is any difference between fair value and carrying amount. Within the context of subsequent consolidations, hidden reserves and encumbrances thus disclosed are carried forward, amortised or released in accordance with the treatment of the corresponding assets and liabilities. Any remaining asset-side difference from capital consolidation is recognised as goodwill and amortised over its expected useful life according to the straight-line method. Negative goodwill is openly deducted from asset-side differences. Provided that it does not result from anticipated losses, it is released in accordance with the development of the corresponding fixed asset items using the amortisation and depreciation item.

The carrying amounts of the investments accounted for using the equity method are increased and reduced respectively at each reporting date by Lufthansa Group's prorated share of the associate's or joint venture's changes in equity capital. The difference between the acquisition cost of the equity investment and the prorated equity of the company is allocated and carried forward on the basis of the principles applicable to consolidation.

Effects resulting from intra-group transactions are eliminated. Receivables and payables between consolidated companies are netted; intra-group profits and losses with regard to fixed assets and inventories are eliminated, and intra-group income is set off against the corresponding expenses. For all temporary differences from consolidation, tax deferrals are recognised as required by IAS 12.

The consolidation methods used are unchanged compared with the preceding year.

3 Currency translation

The financial statements of foreign Group companies are translated into euros in accordance with the functional currency method. The functional currency is mainly the currency of the country in which the company concerned is located. In some cases, the functional currency is different from the national currency. Assets and liabilities are translated at the balance sheet date middle rate, whereas income statement items are translated at average exchange rates for the year. Any differences resulting from this as well as from the currency translation of amounts carried forward from the preceding year are recognised directly in equity. Goodwill arising from capital consolidation of foreign subsidiaries is carried at historical cost.

The following table reflects the fluctuation in major foreign exchange rates in comparison with the euro:

	2004 Balance sheet rate	**2004** Income statement average rate	2003 Balance sheet rate	2003 Income statement average rate
USD	0.73513	0.80155	0.80006	0.87965
CAD	0.60746	0.61917	0.61035	0.63112
GBP	1.41123	1.47512	1.42066	1.44514
HKD	0.09453	0.10292	0.10306	0.11297
THB	0.01885	0.01991	0.02018	0.02125
SEK	0.11112	0.10975	0.11025	0.10953
NOK	0.12135	0.11951	0.11875	0.12478
DKK	0.13449	0.13441	0.13435	0.13458
CHF	0.64700	0.64769	0.64107	0.65708
KRW	0.00071	0.00070	0.00067	0.00073

4 Group of consolidated companies

In addition to Deutsche Lufthansa AG as the Group's parent company, the group of consolidated companies includes 69 domestic and 98 foreign companies (previous year: 61 domestic and 104 foreign companies).

Compared with the preceding year, the group of consolidated companies has been enlarged by Lufthansa Technik Objekt- und Verwaltungsgesellschaft mbH established on 20 January 2004, GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 7 OHG established on 10 December 2004, and Lufthansa Malta Holding Ltd. and Lufthansa Malta Aircraft-Leasing Ltd., both established on 20 December 2004.

In addition to the aforesaid, the following companies have been consolidated for the first time: Lufthansa Flight Training GmbH, cargo counts GmbH, JETtainer GmbH, Lufthansa Cargo Charter Agency GmbH, time:matters GmbH and MUSA Grundstücksverwaltungsgesellschaft mbH Co.KG.

The group of consolidated companies also includes shares in a bond-based fund and four (previous year: three) money market funds the assets of which have to be attributed to the Group. Furthermore, liquid funds were invested in equity and bond-based funds in the second half of 2004, which funds are pooled in a master fund. As of 20 December 2004, the master fund was transferred to an asset trustee, i.e. Lufthansa Pension Trust. The fund left the group of consolidated companies at this point in time, with the fund assets being since then treated as plan assets under IAS 19 and deducted from pension liabilities.

Chef Solutions Inc., I&K Distributors Inc., Pennant Foods Inc., Orval Kent Food Company Inc., Orval Kent Food Company of Linares Inc., Orval Kent de Linares S.A. de C.V. and Orval Kent Food Company S.A. de C.V. were sold as of 8 June 2004. The sale has given rise to an inflow of funds in the total amount of €65m. The companies left the group of consolidated companies.

SC International Services Ireland Ltd. has been liquidated.

There has been no need to include any other subsidiaries, because their influence on the Group's net assets, financial position and results of operations is insignificant in the aggregate. All in all, these companies account for up to five per cent of revenue, earnings and balance sheet total.

As at the balance sheet date, the consolidated financial statements include investments in 56 joint ventures and 43 associated companies (previous year: 55 joint ventures and 42 associated companies), five joint ventures (previous year: 8) and 27 associated companies (previous year: 27) of which are accounted for using the equity method.

Following the sale of 13.2 per cent of the share in Amadeus Global Travel Distribution S.A. as of 13 February 2004, and of 30.6 per cent of the share in Tank & Rast Holding GmbH as of 23 December 2004, both companies left the group of joint ventures accounted for at equity. The remaining interest in Amadeus Global Travel of 5.06 per cent is now accounted for at market value under IAS 39. Following an increase in capital with Opodo Ltd. without the participation of Lufthansa, the Group's share in the company decreased to 10.2 per cent. The remaining interest is now also carried at market value under IAS 39. The shares in Caterair Airport Services Pty Limited were sold as of 22 October 2004. On the other hand, LSG Sky Chefs (Thailand) Ltd., established on 26 February 2004, is now included in the group of associated companies accounted for by the equity method. Owing to their minor significance in the aggregate, the other joint ventures and associated companies are recognised at amortised cost.

In view of the Group's ownership interest in the respective joint ventures, the following assets and liabilities as well as income and expenses are attributable to the Group:

€m	**2004**	2003
Fixed assets	1,373	2,006
Current assets	713	801
Liabilities	1,749	2,320
Expenses	3,989	4,379
Income	3,924	4,280

The effect of the changes in the group of consolidated companies and in the group of companies carried at equity are shown in the following tables.

Balance sheet	Group **31.12.2004** €m	of which from changes in the group of consolidated companies €m	Group 31.12.2003 €m	of which from changes in the group of consolidated companies €m
Fixed assets	10,774	+51	10,481	+183
Current assets	6,588	+5	5,569	+154
Balance sheet total	18,070	+47	16,732	+359
Shareholders' equity	3,974	+2	2,653	-34
Minority interests	40	–	43	+9
Provisions and accruals	7,968	+47	8,053	+63
Long-term debt	3,306	+6	3,240	+162
Other liabilities	2,782	-8	2,533	+156

The effect of the change in the 2004 group of consolidated companies on the balance sheet is of minor importance both in the aggregate and in relation to the corresponding balance sheet item.

Income Statement	Group **2004** €m	of which from changes in the group of consolidated companies €m	Group 2003 €m	of which from changes in the group of consolidated companies €m
Revenue	16,965	+66	15,957	+213
Operating income	18,803	+105	17,714	+329
Operating expenses	17,799	+80	17,861	+311
Profit/loss from operating activities	+1,004	+25	-147	+18
Financial result	-413	-25	-638	-27
Profit/loss from ordinary activities	+591	0*	-785	-9
Taxes	-183	-1	-193	-3
Net profit/loss for the year	+404	+1	-984	-12

*rounded below €1m

The effects on the 2004 income statement are explained in more detail in the notes to individual balance sheet items. In addition to the change in the group of consolidated companies, the fact that the companies of the "Chef Solutions" sub-segment of the Catering business segment sold in June 2004 were consolidated for only a good five months in 2004 (previous year: 12 months) makes it difficult to compare individual income statement items. In so far as this seems material, the individual notes refer to this.

5 Accounting and valuation methods

Recognition of income and expenses

Revenue and other operating income are recognised upon the performance of services or transfer of risk to the customer. Revenue from customer-related long-term construction contracts is recognised according to the stage of completion based on the percentage of completion method.

Operating expenses are recognised in the income statement upon utilisation of the services or at the date of origination. Warranties are recognised when the related revenue is recognised. Interest income and expenses are reported on an accrual basis. Income or expenses from profit or loss transfer agreements are recognised at the end of the financial year. Dividends are recognised when title to dividend accrues.

Intangible assets

Acquired intangible assets are recognised at cost, internally generated intangible assets from which the Group expects future benefits and which can be measured reliably are recognised at cost and regularly amortised according to the straight-line method over the estimated useful life of five years. The cost includes all costs directly attributable to the the process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised.

Goodwill arising from consolidation and accounting using the equity method is regularly amortised over its estimated useful life (a period of two to 20 years). The estimated useful life reflects the future economic benefits expected to be achieved by the improved market position resulting from the business acquisition and the company's value-added opportunities. Due to the fact that IFRS 3 has to be applied as from 1 January 2005, regular amortisation will cease as of 31 December 2004.

Tangible assets

Tangible assets serving business operations for more than one year are valued at acquisition or production cost, reduced by regular straight-line depreciation. The cost of a self-constructed asset includes all costs directly attributable to the constructions process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised. The useful lives applied to tangible assets correspond to the expected useful lives in the Group. There is no recognition of exclusively tax-based depreciation.

New aircraft and spare engines are depreciated over a period of twelve years to a residual value of 15 per cent.

A useful life of between 20 and 45 years is taken as a basis for buildings, whereas buildings and improvements on leasehold land are depreciated according to the term of the lease or any shorter useful life. Depreciation rates are mainly between ten and 20 per cent per year. A useful life of up to ten years is fixed for plant and machinery. Office and factory equipment is under normal conditions depreciated over three to ten years.

Finance lease

In accordance with IAS 17, the economic ownership of leased assets is deemed transferred to the lessee if the lessee bears substantially all the risks and rewards associated with the ownership of the leased asset. Provided that its economic ownership is to be transferred to the Lufthansa Group, the asset is recognised at the time of conclusion of the contract at the present value of the lease payments plus incidental payments, if any, to be borne by the lessee. Depreciation methods and useful lives correspond to those applied to comparable acquired assets.

Impairment of assets

Intangible assets and tangible assets are written down for impairment at the balance sheet date if the recoverable amount of the asset has dropped below its carrying amount. The recoverable amount is determined as the higher of an asset's net selling price and the present value of the estimated future cash flows.

Financial assets

Financial assets are recognised at the settlement date, i.e. at the time when the asset is created or transferred, at cost. Long-term low- or non-interest bearing loans are reported at their present value.

As regards subsequent measurement as at the balance sheet date, a distinction is made between financial assets held to maturity and those available for sale.

Financial assets available for sale are accounted for at fair value as at the balance sheet date, provided such value can be determined reliably. Changes in fair values between the balance sheet dates are recognised directly in equity. Any release of the reserves to income is either effected upon disposal or in the case of a lasting decline in fair value below the carrying amount.

Financial assets held to maturity are valued at amortised cost as at the balance sheet date. In case the recoverable amount drops below the carrying amount at the balance sheet date, value adjustments affecting income are performed.

Repairable aircraft spare parts

Repairable aircraft spare parts are recorded at continually adjusted prices based on average acquisition cost. For the purpose of valuation, spare parts are assigned to individual aircraft types and generally depreciated like aircraft.

Current assets

Current assets comprise inventories and financial assets.

Inventories

The item includes non-repairable spare parts, raw materials and supplies, purchased merchandise and payments made on account of inventories. Valuation is based on the cost of purchase determined on the basis of average prices, or on the cost of conversion. The cost of conversion includes all the costs directly attributable to the conversion process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not taken into account. Valuation as at the balance sheet date is based on the lower of cost of purchase/cost of conversion or net realisable value, net of any costs yet to be incurred. As a rule, valuation is based on the net realisable value of the finished product.

Current financial assets

Current financial assets include accounts receivable, securities, and cash and cash equivalents.

All current financial assets are initially recognised at cost at the settlement date, i.e. the time of origination of the accounts receivable or transfer of economic ownership. The cost of low- or non-interest bearing monetary claims corresponds to their present value at the time of origination.

As regards subsequent measurement as at the balance sheet date, a distinction of current financial assets between loans and receivables originated by the company, assets held for trading, assets held to maturity and assets available for sale is made.

Loans and receivables originated as well as receivables held to maturity are valued at amortised cost at every subsequent balance sheet date, whereas assets held for trading and available for sale are measured at the fair value attributable at the balance sheet date.

Receivables

In so far as they are not held for trading, receivables are carried at amortised cost at the balance sheet date.

Customer receivables from construction or service contracts not yet completed at the balance sheet date are recognised at cost plus a mark-up corresponding to the stage of completion, provided that the outcome of the contract can be assessed reliably. Any other unfinished customer contracts are recognised in the amount of the cost incurred in so far as recovery of the latter is expected.

If it is uncertain whether receivables can be collected, such customer receivables are carried at the lower realisable value. In addition to necessary individual allowances, any recognisable risks from the general credit risk are accounted for by lump-sum itemised allowances.

Foreign currency receivables are valued at the middle rate of buying and selling price at the balance sheet date.

Securities held as current assets

Securities held as current assets are valued as financial assets available for sale at fair value as at the balance sheet date, provided such value can be determined reliably. Changes in fair value between the balance sheet dates are recognised directly in equity – if necessary, adjusted for deferred taxes.

Cash and cash equivalents

Cash and cash equivalents are reported at amortised cost. Any foreign currency balances have been valued at the balance sheet date middle rate.

Derivative financial instruments

Following an intra-group guideline, the Lufthansa Group uses derivative financial instruments for hedging interest rate and exchange rate movement risks as well as fuel price risks. The basis for this is a safety policy defined by the Executive Board and supervised by a price hedging committee. Within the scope of this policy, interest rate and exchange rate hedging transactions are also entered into with non-consolidated Group companies.

Interest rate swaps and cross currency swaps are agreed in order to manage interest rate risks, with cross currency swaps at the same time hedging exchange rate movement risks from the provision of finance in foreign currencies.

The Lufthansa Group uses forward exchange transactions and currency options to hedge exchange rate exposure. Fluctuation band options, which represent the combination of a purchase and simultaneous sale of currency options of the same currency, are also used. Fluctuation band options are concluded as zero cost options, i.e. the option premium to be paid is equal to the premium resulting from the sale of the option.

Fuel price hedging arrangements are entered into in the form of fluctuation band options and other hedging combinations primarily in the crude oil market. In addition to this, there is hedging of part of the price difference between kerosene and crude oil.

All derivative financial instruments are reported in the balance sheet at cost and subsequently measured at their fair value as at the balance sheet date.

Hedging transactions are entered into to secure either fair values or future cash flows.

In so far as the financial instruments used qualify as effective cash flow hedging instruments within the scope of a hedging relation in accordance with the relevant provisions of IAS 39, any fluctuations in fair value will not affect the result for the period during the term of the derivative.

Fair value changes from an effective cash flow hedging operation are recorded in the corresponding reserves item directly in equity.

In case the hedged cash flow is an investment, the result of the hedging transaction is transferred from equity to the cost of the investment at the time of the underlying transaction's maturity.

In all other cases, the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period upon maturity of the hedged cash flow.

In the case of an effective hedging of fair values, any changes in the fair value of the hedged asset or the hedged debt and those of the financial instrument will balance out in the income statement.

Provided that the financial instruments used do not qualify as effective hedging transactions but as held for trading under IAS 39, any fair value changes have to be recognised directly in the income statement as profit or loss.

The Group's hedging policy (cf. note 39) aims at concluding exclusively effective derivatives for the hedging of interest rate, currency and fuel price risks.

However, some necessary hedging transactions used for fuel price and foreign currency hedging as well as transactions with non-consolidated Group companies do not satisfy the qualifying criteria of effectiveness provided for in IAS 39. Consequently, changes in fair value arising from these transactions are directly taken into account in the income statement.

Provisions and accruals

Retirement benefit obligations are measured in accordance with the projected unit credit method prescribed by IAS 19 for defined benefit pension schemes. The interest share included in pension expenses is shown in the financial result as interest expense.

Provisions for taxes and other provisions and accruals are set up if there is an external obligation resulting from a past event which obligation is likely to lead to an outflow of economic resources in future, provided this outflow can be estimated reliably. If no provision or accrual could be set up because any of the recognition criteria has not been met, the respective commitments are disclosed under contingent liabilities.

Provisions for obligations which are not expected to result in an outflow of resources in the following year are measured at the amount of the present value of the expected outflow.

The amount of provisions and accruals recognised is reviewed at each balance sheet date. Provisions in foreign currency are translated at reporting date rates.

Liabilities

Liabilities under finance lease agreements are reported at the present value of the lease rates at the time of conclusion of the agreement, whereas other liabilities are reported at amortised cost.

Foreign currency liabilities are valued at the middle rate at the balance sheet date.

Deferred tax items

In accordance with IAS 12, deferred taxation is provided for all temporary differences between the tax bases of the individual companies and the consolidated financial statements. Tax loss carry-forwards which are likely to be utilised in the future are recognised in the amount of deferred tax assets.

In financial year 2004, the tax rates for deferred taxes abroad were ten to 40 per cent as in the preceding year.

Notes to the Consolidated Income Statement

6 Traffic revenue

By sector €m	2004	2003
Passenger	10,519	9,551
Freight	2,238	1,992
Mail	112	119
	12,869	**11,662**
Scheduled	12,424	11,296
Charter	445	366
	12,869	**11,662**

Traffic revenue generated by Lufthansa Cargo AG and disclosed in segment reporting (note 40) includes revenue in the amount of €1m from the carriage of passengers on combined passenger and freight traffic (previous year: €2m), which amount has been allocated to revenue from passenger business in the above table.

Traffic revenue increased by €10m in the aggregate owing to the enlargement of the group of consolidated companies, whereas freight revenue increased by €13m.

7 Other revenue

By sector €m	2004	2003
Maintenance	1,627	1,506
Catering service	1,442	1,530
Convenient Meal Solutions	181	465
Travel (commissions)	117	107
EDP services	238	241
Ground services	83	99
Other services	408	347
	4,096	**4,295**

Technical services represent the majority of the external revenue achieved by the MRO business segment. Further revenue from the MRO segment from the sale of materials, the hiring out of materials and engines as well as logistical services has been assigned to other services.

Revenue designated as Catering Services and Convenient Meal Solutions is achieved exclusively by the Catering business segment. In particular LSG Food & Nonfood Handel GmbH and LSG Airport Gastronomiegesellschaft mbH also generate revenue unrelated to catering services within the Catering segment, which revenue is disclosed under "other services".

The "IT Services" item reflects the revenue achieved by the IT Services business segment.

The enlargement of the group of consolidated companies had a particular effect on other services which increased by €70m. The increase is to be attributed to the revenue achieved by the companies of the Logistics segment consolidated for the first time and allocated to this item. On the other hand, the changes in the group of consolidated companies had a contrary effect on MRO, IT and ground services. Other revenue increased owing to consolidation effects by €56m in total. The strong decrease in the Convenient Meal Solutions sub-segment is to be attributed to the sale of this operation as of 8 June 2004.

Other revenue also includes revenue from unfinished services in connection with long-term construction and service contracts in the amount of €130m (previous year: €223m). Such revenue has been recognised by stage of completion in the amount of the proportion of the anticipated total revenue attributable to this stage. In case it was impossible to make reliable estimates as to the outcome of the total contract, revenue has been recognised in the amount of the contract costs incurred. The stage of completion has been derived on the basis of the costs incurred at the balance sheet date in relation to total anticipated contract costs.

The accumulated costs of unfinished contracts, i.e. taking account of the amounts recognised in preceding years, amount to €113m (previous year: €195m), whereas the respective profits amount to €14m (previous year: €36m). There have been down payments by customers of €87m (previous year: €205m). The balance of these amounts reduced by allowances is shown under receivables and other assets (cf. note 26). No amount has been withheld by customers (previous year: €1m).

8 Changes in inventories and work performed by the enterprise and capitalised

€m	**2004**	2003
Increase/decrease in finished goods and work in progress	1	-2
Work performed by the enterprise and capitalised	84	31
	85	**29**

9 Other operating income

€m	**2004**	2003
Income from disposal of fixed assets	446	258
Income from reversal of impairment losses	6	12
Foreign currency translation gains	374	527
Reversal of provisions	195	179
Income from rebilling of accounts payable	32	110
Commissions earned	80	68
Rebilling of charges for EDP distribution systems	33	31
Release of allowances for receivables/elimination of accounts payable	38	40
Hiring out of staff	29	34
Compensation received for damages	29	23
Rental income	28	28
Income from the subleasing of aircraft	3	10
Income from disposal of current financial assets	34	8
Other operating income	426	400
	1,753	**1,728**

€31m of the income from the disposal of fixed assets relate to the sale of aircraft and spare engines, €292m to the sale of the shares in Amadeus Global Travel and €53m to the sale of Autobahn Tank & Rast. In the preceding year, €151m related to the sale of aircraft, whereas €79m related to the sale of all the shares in START AMADEUS GmbH.

Foreign currency translation gains include for the most part gains on exchange differences between the exchange rate in operation at the date of the transaction (average rate of a month) and the time of payment (spot exchange rate) as well as currency translation gains from valuation at the closing date rate. Translation losses from these transactions are reported under other operating expenses (note 13).

Released provisions concern a large number of provisions set up in preceding years not used up. In contrast to this, the expense for provisions not set up in an adequate amount in previous years has been assigned to the related primary type of expense.

Other operating income includes items which are not allocable to any of the aforementioned accounts, including benefits in money's worth from employer contributions (contra entry in staff costs), advertising income and canteen income.

The companies consolidated for the first time contributed €39m to the Group's other operating income.

10 Cost of materials and services

€m	2004	2003
Fuel for aircraft	1,819	1,352
Other raw materials and supplies	1,542	1,380
Purchased merchandise	540	789
Total cost of raw materials and supplies and purchased merchandise	**3,901**	**3,521**
Charges	2,542	2,290
Charter	644	456
External technical services	511	445
Flight services	106	109
Operating lease	168	77
External EDP services	76	63
Other purchased services	296	244
Total cost of purchased services	**4,343**	**3,684**
	8,244	**7,205**

Due to the enlargement of the group of consolidated companies, the cost of materials and purchased services rose by €69m in total, with the cost of fuel for aircraft increasing by €6m, other raw materials and supplies increasing by €1m, and purchased services by €62.

11 Staff costs

Staff costs €m	2004	2003
Wages and salaries	3,887	3,864
Social security	581	541
Pension costs and other employee benefits	345	207
	4,813	**4,612**

The enlargement of the group of consolidated companies led to an increase in staff costs of €43m, €35m of which relate to wages and salaries, €6m to social security and €2m to pension and other benefits.

Social security include the employers' contribution for legal old-age-pension.

The expenses for pensions shown relate mainly to transfers to the provisions for pensions (cf. note 33). An amount of €0.6m (previous year: €0.7m) has been transferred with regard to executive officers.

Employees	On annual average **2004**	On annual average 2003	As at 31 December **2004**	As at 31 December 2003
Ground personnel	72,582	74,562	70,482	73,121
Flight personnel	18,534	18,535	18,508	18,302
Trainees	1,627	1,701	1,683	1,823
	92,743	94,798	**90,673**	93,246

The annual average is calculated pro rata temporis taking account of the time of initial consolidation or deconsolidation. In 2004, 604 employees on annual average related to the companies consolidated for the first time, whereas their number was 602 as at 31 December 2004.

12 Depreciation, amortisation and impairment

Amortisation and depreciation applied to intangible assets, aircraft and other tangible assets may be gathered from the notes to the item concerned. Total amortisation and depreciation amounted to €1,112m (previous year: €1,930 m). Impairment losses in the amount of €34m (previous year: €783m) were incurred in financial year 2004. Impairment losses in the amount of €11m (previous year: €27m) relate to aircraft and other technical equipment written down to their expected net realisable value. A further €23m (previous year: €35m) relate to building improvements and other tangible assets the value in use of which – determined as the present value of payment surpluses – has dropped below their carrying amount.

In the preceding year, there had been additional impairment losses with goodwill in the Catering segment in the amount of €580m, €367m of which relate to the Chef Solutions sub-segment and €213m to the Catering segment. In the MRO segment too, goodwill in the amount of €50m had to be written down. In the aforesaid cases, the recoverable amount has been determined at the level of the respective cash generating units. Since the Chef Solutions sub-segment of the Catering business segment was to be sold, the net realisable value expected from the sale has in this case been used as a basis, whereas determination has in all other cases been based on the value in use. Interest rates before taxes of 8.9 and 9.5 per cent have been applied for calculating the value in use. In addition to the aforesaid, intangible and tangible assets from the Chef Solutions sub-segment had been written down by €91m to the anticipated net realisable value.

The contribution to the amortisation and depreciation item by the companies consolidated for the first time was €15m.

13 Other operating expenses

€m	2004	2003
Sales commissions paid to agencies	790	868
Rents and maintenance costs	581	617
Staff-related expenses	509	524
Charges for EDP distribution systems	242	223
Advertising and sales promotion	203	149
Foreign currency translation losses	298	469
Audit, consulting and legal fees	105	124
Expenses incurred from rebilling accounts payable	122	162
Other services	80	80
Flight-operations insurance-related expenses	83	102
Allowances for receivables	59	144
Communication costs	51	48
Losses from disposal of fixed assets	44	29
Losses from the disposal of current financial assets	4	3
Losses from the disposal of other current assets	2	2
Restructuring costs	14	7
Other operating expenses	443	563
	3,630	4,114

Foreign currency translation losses include mainly losses on exchange rate differences between the exchange rate in operation at the transaction date (average rate for a month) and the time of payment (spot rate) as well as translation losses from valuation at reporting date rate (cf. note 9).

Due to the fact that Lufthansa Flight Training has been consolidated for the first time, staff-related expenses decreased by €59m. The reason for this is that the expenses for training services rendered by Lufthansa Flight Training previously recorded in this item fall away due to the consolidation. The changes in the group of consolidated companies resulted in a decrease in other operating expenses of €47m in total.

14 Income from subsidiaries, joint ventures and associates

€m	2004	2003
Income from profit transfer agreements	39	41
Result from investments in joint ventures	-98	-106
Result from investments in associates	15	-58
Income from other equity investments	12	19
Expenses from loss transfer	-10	-33
	-42	-137

Income and expenses from profit and loss transfer agreements include tax contributions/credits. The result from investments in joint ventures includes losses in the amount of €99m (previous year: €107m), whereas the result from investments in associates accounted for using the equity method includes profits of €14m (previous year: losses of €69m).

In financial year 2003, the income from associates included impairment losses in the amount of €66m with regard to the associated company British Midland plc.

Due to the change in the group of consolidated companies, the income from subsidiaries, joint ventures and associates decreased by €28m.

15 Net interest

€m	**2004**	2003
Income from other securities and long-term loans	3	27
Other interest and similar income	171	156
Interest paid for pension obligations	-246	-241
Interest and similar expenses	-259	-283
	-331	**-341**

Due to the inclusion of new companies in the group of consolidated companies of the Lufthansa Group, net interest loss increased by €7m.

Interest expenses include €11m (previous year: €12m) from adding interest to long-term other provisions and accruals discounted in preceding years.

16 Other financial items

€m	**2004**	2003
Depreciation on financial assets	-25	-85
Depreciation on securities held as current assets	0*	-4
Result from the measurement of derivatives at fair value**	-15	-71
	-40	**-160**

*rounded below €1m
**relates to derivative financial instruments qualifying as held for trading

17 Taxes

Other taxes €m	**2004**	2003
Current tax expenses	53	49
Release of tax provisions/ tax liabilities	-3	-8
Refunds for prior years	0*	-12
	50	**29**

Income taxes €m	**2004**	2003
Current income tax expenses	25	65
Release of tax provisions	-18	-1
Refunds for prior years	0*	-1
Deferred tax	126	101
	133	**164**

*rounded below €1m
Income is provided with a negative sign

The following table reconciles expected and actually disclosed tax expenses. The expected tax expenses are determined by multiplying the result before income taxes by a tax rate of 35 per cent, which rate is composed of a 25 per cent tax rate for corporation tax and a ten per cent trade tax on income/solidarity surcharge rate. Pursuant to the flood disaster solidarity act, deferred taxes reversed in assessment period 2003 had been valued at a 36.5 per cent tax rate.

€m	**2004** Basis of assessment	**2004** Tax expenses	2003 Basis of assessment	2003 Tax expenses
Expected income tax refund/expenses	541	+189	-814	-285
Tax-free income, other deductible amounts and permanent differences		-183		+65
Amortisation of goodwill non-deductible for tax purposes	113	+39	745	+261
Losses incurred by foreign subsidiaries with no deferred taxes imposed on (previous year: retained earnings)	-72	+25	-98	+34
Increase in the deferred tax rate to 36.5 per cent for temporary differences reversing in 2003 (flood disaster solidarity act)	–	–	–	+6
Deviation of local taxes from deferred group tax rate	–	+13	–	+55
Tax loss carry-forwards not recognised or adjusted	–	+49	–	+27
Other	–	+1	–	+1
Disclosed income tax expenses		**133**		**164**

In the case of full profit distribution, there are deferred tax assets of €99m (previous year: €100m) resulting from retained profits originating from preceding years and taxed at a higher corporation tax rate.

Within the scope of equity accounting, deferred taxes on the retained earnings of equity investments are set up in the amount of the taxes due upon distribution.

No deferred tax liabilites have been recorded in the balance sheet for temporary differences with regard to the values of investments in subsidiaries and associated companies between tax balance sheet and consolidated financial statements in the amount of €12m (previous year: €5m), because it is unlikely that the companies will be sold in the foreseeable future.

In financial year 2004, deferred tax assets in the amount of €21m (previous year: deferred tax assets in the amount of €52m) taking account of changes in the group of consolidated companies were recognised directly in equity. Deferred tax assets and liabilities for 2004 and 2003 are allocable as follows:

In addition to the aforementioned deferred tax assets from loss carry-forwards and tax credits, there are tax assets from loss carry-forwards in the amount of €156m (previous year: €143m) which tax assets could not be recognised. Of these amounts, €3m may be used until 2005, €2m each until 2006, 2007, 2008 and 2009, €1m until 2010, €5 m until 2011 and €113m even after 2012.

€m	**31.12.2004** Assets	**31.12.2004** Liabilities	31.12.2003 Assets	31.12.2003 Liabilities
Loss carryforwards and tax credits	414	–	238	–
Tax-based special depreciation, tax-free reserves	–	12	–	25
Retirement benefit obligations	183	–	223	–
Finance lease aircraft	58	–	77	–
Depreciation and amortisation	–	907	–	688
Measurement of financial instruments at fair value	73	–	50	–
Provision for contingent losses	169	–	153	–
Receivables/payables/other provisions and accruals	–	129	41	114
Set-off	-731	-731	-588	-588
Other	–	-32	–	-31
	166	**285**	194	208

The recoverability of tax assets from loss carry-forwards in the amount of USD99m capitalised within the LSG Sky Chefs group USA is supported by the fact that the Group has adequate tax strategies to benefit from the losses carried forward.

18 Earnings/loss per share

The basic (or undiluted) earnings/loss per share are determined by dividing the net profit/loss for the period by the weighted average number of ordinary shares outstanding during the financial year. The shares issued within the context of the effected capital increase have been taken into account in the determination of the average number of shares pro rata since 14 June 2004. In addition to this, the shares bought back and reissued for the employee share ownership programme have been considered pro rata temporis. In accordance with IAS 33, the value of the option right from the increase in capital has been taken into account as a bonus element both in the reporting year and in the prior year calculation adjusting the number of shares.

In order to determine the diluted earnings/loss per share, the ordinary shares which may maximally be issued upon exercise of the conversion privilege arising from the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002 are allocated to the the average number. Group net profit/loss for the period is at the same time increased by the amounts expended on the convertible bond.

	2004	2003
Basic earnings/loss per share in €	0.94	-2.51
Net profit/loss for the period in €m	+404	-984
Weighted average number of ordinary shares outstanding	427,968,792	391,912,564

	2004	2003
Diluted earnings per share in €	0,90	–
Net profit for the period in €m	+404	–
+ interest expensed on convertible bonds	+22	–
– current and deferred taxes	-8	–
Adjusted net profit for the period	+418	–
Weighted average number of ordinary shares outstanding	465,171,172	–

Notes to the Consolidated Balance Sheet Assets

19 Fixed assets

Mio. €	Intangible assets	Aircraft and spare engines	Other tangible assets	Financial assets	Total fixed assets
Acquisition cost					
1 January 2004	2,910	15,330	3,238	1,925	23,403
Exchange rate differences	-43	-6	-52	-9	-110
Change in the group of consolidated companies	-564	14	211	-126	-465
Additions	63	1,340	254	428	2,085
Disposals	71	962	166	448	1,647
Transfers	0*	–	0*	–	–
31 December 2004	2,295	15,716	3,485	1,770	23,266
Amortisation					
1 January 2004	1,957	8,515	1,941	509	12,922
Exchange rate differences	-29	-3	-33	1	-64
Change in the group of consolidated companies	-564	11	120	–	-433
Additions	174	728	210	37	1,149
Disposals	66	848	123	39	1,076
Reversal of impairments	–	4	–	2	6
Transfers	4	–	-4	–	–
31 December 2004	1,476	8,399	2,111	506	12,492
Carrying amount 31 December 2004	**819**	**7,317**	**1,374**	**1,264**	**10,774**
Carrying amount 1 January 2004	953	6,815	1,297	1,416	10,481

*rounded below €1m

Tangible fixed assets also include leased assets which, due to the form of the underlying lease contracts as finance leases, are allocable to the Group's economic rather than its legal ownership. The movement of these assets is presented in note 23.

There are land charges in the amount of €42m (previous year: €46m) with regard to land and buildings. A purchase option entered in the land register exists with regard to real property worth €287m (previous year: €297m). In addition, €1,212m (previous year: €726m) of total tangible assets are pledged as collaterial for existing loans.

20 Intangible assets

€m	Concessions, industrial and similar rights and assets as well as licences in such rights and assets	Internally generated software	Goodwill	Negative goodwill	Advance payments	Total
Acquisition cost						
1 January 2004	436	54	2,429	-25	16	2910
Exchange rate differences	-9	–	-33	–	-1	-43
Change in the group of consolidated companies	9	–	-573	–	0*	-564
Additions	41	4	0*	0*	18	63
Disposals	21	8	42	–	0*	71
Transfers	9	3	–	–	-12	0*
31 December 2004	465	53	1,781	-25	21	2,295
Amortisation						
1 January 2004	331	31	1,601	-6	–	1,957
Exchange rate differences	-10	–	-20	1	–	-29
Change in the group of consolidated companies	7	–	-571	–	–	-564
Additions	38	7	125	-2	6	174
Disposals	17	8	39	–	2	66
Reversal of impairments	–	–	–	–	–	–
Transfers	8	0*	–	–	-4	4
31 December 2004	357	30	1,096	-7	0*	1,476
Carrying amount 31 December 2004	**108**	**23**	**685**	**-18**	**21**	**819**
Carrying amount 1 January 2004	105	23	828	-19	16	953

*rounded below €1m

Non-capitalised research and development costs for intangible assets in the amount of €2m (previous year: €4m) have been incurred. Intangible assets in the amount of €1m (previous year: €5m), though already firmly ordered, are not yet subject to the Group's economic power of disposal.

21 Aircraft and spare engines

€m	Aircraft and spare engines	Advance payments on aircraft and spare engines	Total
Acquisition cost			
1 January 2004	15,044	286	15,330
Exchange rate differences	-6	0*	-6
Change in the group of consolidated companies	14	0*	14
Additions	1,050	290	1,340
Disposals	956	6	962
Transfers	204	-204	–
31 December 2004	15,350	366	15,716
Depreciation			
1 January 2004	8,515	–	8,515
Exchange rate differences	-3	–	-3
Change in the group of consolidated companies	11	–	11
Additions	728	–	728
Disposals	848	–	848
Reversal of impairments	4	–	4
Transfers	–	–	–
31 December 2004	8,399	–	8,399
Carrying amount 31 December 2004	**6,951**	**366**	**7,317**
Carrying amount 1 January 2004	6,529	286	6,815

*rounded below €1m

The aircraft item shows 16 aircraft (13 Boeing MD-11F and 3 Boeing 747-400) with a carrying amount of €981m (previous year: €1,089m) being the object of transactions serving the realisation of present-value benefits from cross-border leasing. With such transactions, a head lease contract with a term of 40 or 50 years is as a rule concluded with a lessee on the Bermudas. The leasing rates to be paid by the latter are paid to the lessor in one amount. At the same time, the lessor enters into a sublease agreement with the lessee over a shorter term (between 14 and 16 years). The lessee pays the leasing obligations arising from this arrangement to a bank in one amount with a debt-discharging effect.

Since the risks and benefits associated with and the legal ownership of the aircraft remain with the Lufthansa Group as before the transaction, the aircraft are, according to SIC 27, not treated as objects of lease under IAS 17, but as if no such transaction had been concluded.

The transaction is linked to operative constraints; the aircraft are prohibited from being used mainly in the American airspace.

The realised present-value benefit from the transaction is on a pro-rata basis recognised in the income statement over the term of the sublease contract. In 2004, an amount of €10m was as in the preceding year realised under "other operating income".

In addition to the aforesaid, the item comprises 22 aircraft (2 Boeing 747, 6 Airbus A340, 2 Airbus A330, 3 Airbus A320 and 9 Canadair Regional Jet) with a carrying value of €1,099m (previous year: 15 aircraft with a carrying value of €572m), the majority of which has been sold to Japanese and British leasing companies and leasing companies on the Bermudas respectively and leased back with a view to more favourable financing terms. The term of such lease contracts is between ten and 26 years. Lufthansa is entitled to buy the aircraft back at a fixed price at a given point in time.

Since the risks and benefits associated with the aircraft remain with the Lufthansa Group, the aircraft are, according to SIC 27, not treated as objects of lease.

Two of the aircraft financed through leasing companies on the Bermudas are subject to operative constraints; the aircraft are prohibited from being used mainly in the American airspace.

The order commitment relating to aircraft and spare engines as at 31 December 2004 is €3.0bn (previous year: €3.8bn).

22 Other tangible fixed assets

€m	Land and buildings	Land and buildings *held as financial investments*	Machinery and technical equipment	Other equipment, office and factory equipment	Payments on account and assets under construction	Total
Acquisition cost						
1 January 2004	1,417	23	486	1,175	137	3,238
Exchange rate differences	- 24	–	- 3	- 22	- 3	- 52
Change in the group of consolidated companies	25	–	242	- 86	30	211
Additions	37	–	16	81	120	254
Disposals	30	–	19	104	13	166
Transfers	9	0*	31	18	- 58	0*
31 December 2004	1,434	23	753	1,062	213	3,485
Depreciation						
1 January 2004	607	4	398	932	–	1,941
Exchange rate differences	- 11	–	- 3	- 19	0*	- 33
Change in the group of consolidated companies	7	–	191	- 78	–	120
Additions	73	1	29	107	–	210
Disposals	9	–	18	96	–	123
Reversal of impairments	–	–	–	–	–	–
Transfers	- 1	0*	- 1	- 2	–	- 4
31 December 2004	666	5	596	844	–	2,111
Carrying amount 31 December 2004	**768**	**18**	**157**	**218**	**213**	**1,374**
Carrying amount 1 January 2004	810	19	88	243	137	1,297

*rounded below €1m

The acquisition cost of land and buildings and technical equipment respectively includes reconversion cost for leasehold improvements in the amount of €6m (previous year: €6m) and €2m respectively (previous year: €2m).

As at 31 December 2004, the buildings held exclusively as financial investments have a market value of €20m (previous year: €20m). The market value has been derived, without using the services of an expert, from the year 2000 acquisition price, the renovation cost incurred in the meantime as well as the construction cost of the new building parts. Rental income amounted to €1m as in the preceding year.

The values of firmly ordered tangible fixed assets not yet in the Group's economic power of disposal are as follows:

€m	**31.12.2004**	31.12.2003
Land and buildings	2	3
Technical equipment	10	17
Office and factory equipment	61	37
	73	**57**

23 Assets leased and hired out

€m	Aircraft and spare engines hired out	Leased aircraft and spare engines	Leased buildings	Buildings and land hired out	Leased technical equipment	Leased other equipment, office and factory equipment
Acquisition cost						
1 January 2004	481	728	131	22	0*	34
Exchange rate differences	–	–	0*	–	0*	-2
Change in the group of consolidated companies	–	–	–	–	–	-2
Additions	32	–	10	–	–	–
Disposals	169	–	5	–	0*	10
Transfers	2	-110	–	1	–	–
31 December 2004	346	618	136	23	–	20
Depreciation						
1 January 2004	385	424	63	3	–	28
Exchange rate differences	–	–	-1	–	–	-3
Change in the group of consolidated companies	–	–	–	–	–	-2
Additions	19	45	3	1	–	2
Disposals	142	–	3	–	–	11
Reversal of impairments	–	–	–	–	–	–
Transfers	-65	-139	–	1	–	2
31 December 2004	197	330	62	5	–	16
Carrying amount 31 December 2004	**149**	**288**	**74**	**18**	**–**	**4**
Carrying amount 1 January 2004	96	304	68	19	0*	6

*rounded below €1m

Finance lease

The total amount of leased assets to be allocated to the Group's economic ownership in accordance with IAS 17, is €366m (previous year: €378m), €288m of which (previous year: €304m) relate to aircraft (2 Boeing 747, 2 Airbus A320, 14 Canadair Regional Jets).

As a rule, aircraft finance lease agreements are non-cancellable within the scope of a fixed basic lease term of at least four years; their maximum term is twelve years.

After expiry of the lease term, the lessee is usually entitled or actually obligated to acquire the asset at its residual value. In some cases, an additional mark-up of 25 per cent of the difference between the residual value as stipulated in the lease agreement and any higher market value has to be paid. In case the option is in the aforesaid cases not exercised by the lessee, the lessor may sell the aircraft at the best possible price in the market. The lessee is entitled to 75 per cent of any sales surplus exceeding the residual value. In case sales revenue is below the residual value, the difference has to be paid by the lessee. The lease agreements provide for variable lease payments in so far as the included interest share is linked to the future development of market interest rates, normally the 3- or 6-month Libor rate.

Apart from this, there are finance lease agreements in quite different forms for buildings and parts of buildings as well as office and factory equipment. The carrying amounts of such leased assets relate to the Catering business segment at €52m and to the Passenger business segment at €26m.

Lease terms for buildings and parts of buildings are between 17 and 30 years. Lease agreements provide for lease payments which are partly based on variable interest rates, partly on fixed interest rates, as well as for purchase options at the end of the contractual lease period. The agreements are non-cancellable. Options for an extension of the agreements – if any – exist either on the part of the lessee or on the part of the lessor.

Lease terms for factory and office equipment are between one and thirteen years. The agreements provide for lease payments, part of which payments are fixed, whereas other lease payments are determined on a variable basis and, in particular cases, purchase options at the end of the term of the lease. An extension of the agreements by the lessee is only possible with certain leases or is effected automatically if there is no objection. The agreements are non-cancellable.

The following payments from finance lease agreements will become due in subsequent periods. Variable lease payments have in this respect been rolled over on the basis of the last applicable interest rate:

€m	2005	2006–2009	as from 2010
Lease payments	69	171	106
Discounts	3	13	41
Net present values	66	158	65

In the preceding year, the following figures from finance lease agreements were reported:

€m	2004	2005–2008	as from 2009
Lease payments	150	201	147
Discounts	4	14	49
Net present values	146	187	98

Operating lease

In addition to the aforesaid finance lease agreements, a considerable number of lease agreements have been concluded which, pursuant to their economic contents, qualify as operating lease agreements. Accordingly, the leased assets are to be allocated to the lessor. Apart from a further 30 aircraft for which there are operating lease arrangements, these agreements concern mainly aircraft leased within the scope of the Lufthansa Regional Concept, as well as leased buildings.

The term of the operating lease agreements for aircraft is between one and twelve years. Usually, the agreements terminate automatically after expiry of the lease term, in some cases lease extension options have been agreed upon.

The lease agreements for buildings have a term of up to 25 years. The facilities at the Frankfurt and Munich airports have been leased for a period of 30 years.

Amounts due in the following periods.

€m	2005	2006–2009	as from 2010
Aircraft	140	66	12 p.a.
Diverse buildings	207	801	179 p.a.
Other lease agreements	61	174	41 p.a.
	408	**1 041**	**232** p.a.
Payments from sublease agreements	–	–	–

In the preceding year, the following amounts from operating lease agreements were reported:

€m	2004	2005–2008	as from 2009
Aircraft	65	80	37
Diverse buildings	233	908	277 p.a.
Other lease agreements	95	263	58 p.a.
	393	**1 251**	**–**
Payments from sublease agreements	3	4	4

Eight aircraft in the economic and legal ownership of the Group at the end of 2004 are being subleased on an operating lease basis which is not cancellable. The following payments result from these agreements providing for lease terms of up to three years:

€m	2005	2006–2009	as from 2010
Payments from operating lease agreements	12	11	–

Nine aircraft which had been in the economic and legal ownership of the Group at the end of 2003, were subleased on an operating lease basis which is not cancellable. The following payments resulted from these agreements:

€m	2004	2005–2008	as from 2009
Payments from operating lease agreements	2	–	–

24 Financial assets

Financial assets developed as follows in financial year 2004:

€m	Investments in subsidiaries	Loans to subsidiaries	Investments in joint ventures	Loans to joint ventures	Investments in associates	Loans to associates
Acquisition cost						
1 January 2004	157	219	541	164	427	3
Exchange rate differences	0*	0*	-2	–	-7	–
Change in the group of consolidated companies	-25	-102	0*	–	–	–
Additions	49	12	54	0*	84	9
Disposals	52	39	221	94	18	0*
Transfers	–	–	-39	-58	0*	-1
31 December 2004	129	90	333	12	486	11
Impairment losses						
1 January 2004	34	57	40	7	168	–
Exchange rate differences	0*	–	–	–	0*	–
Change in the group of consolidated companies	–	–	–	–	–	–
Additions	6	4	6	1	8	–
Disposals	15	23	–	1	–	–
Reversal of impairments	–	–	–	0*	–	–
Transfers	–	–	-42	-1	–	–
31 December 2004	25	38	4	6	176	–
Carrying amount 31 December 2004	**104**	**52**	**329**	**6**	**310**	**11**
Carrying amount 1 January 2004	123	162	501	157	259	3

€m	Other equity investments	Loans to other equity investments	Securities held as fixed assets	Other loans	Pre-financing of leasehold	Total
Acquisition cost						
1 January 2004	41	1	67	291	14	1,925
Exchange rate differences	0*	–	0*	0*	–	-9
Change in the group of consolidated companies	–	–	–	1	–	-126
Additions	197	–	2	21	0*	428
Disposals	0*	–	0*	22	2	448
Transfers	92	–	5	–	1	–
31 December 2004	330	1	74	291	13	1,770
Impairment losses						
1 January 2004	1	–	62	140	–	509
Exchange rate differences	–	–	1	–	–	1
Change in the group of consolidated companies	–	–	–	–	–	–
Additions	3	–	–	9	–	37
Disposals	–	–	–	–	–	39
Reversal of impairments	–	–	1	1	–	2
Transfers	44	–	–	-1	–	–
31 December 2004	48	–	62	147	–	506
Carrying amount 31 December 2004	**282**	**1**	**12**	**144**	**13**	**1,264**
Carrying amount 1 January 2004	40	1	5	151	14	1,416

*rounded below €1m

"Loans" and "pre-financing of leasehold" include amounts of €35m (previous year: €27m) and €2m respectively (previous year: €2m) with a residual term of less than one year.

Investments in joint ventures and associated companies include €313m and €279m respectively (previous year: €486m and €234m) accounted for using the equity method.

As regards financial assets, "other equity investments" and "securities held as fixed assets" include assets available for sale. To the extent that a market value could be determined reliably, such assets have been reported at market value.

Since there is no active market with publicly quoted market prices, it has been impossible to determine the market value of equity investments with a carrying amount of €189m (previous year: €197m) and securities held as fixed assets with a carrying amount of €11m (previous year: €5m). The carrying amount of loans and the pre-financing of leasehold is equal to their market value.

In financial year 2004, investments which previously could not be measured at fair value before because there was no quoted market price, accounting for a carrying amount of €37m (previous year: €0.2m) were sold. Profits in the total amount of €15m (previous year: €6m) were achieved from the sale.

25 Inventories

€m	**31.12.2004**	31.12.2003
Raw materials and supplies	319	355
Finished goods and work in progress	57	66
Advance payments	0*	0*
	376	**421**

*rounded below €1m

The carrying amount of the inventories reported at lower net realisable value is €194m (previous year: €213m). Write-ups in the amount of €5m (previous year: €5m) with regard to valuation allowances effected in preceding years have been performed in the year under review. Inventories in the amount of €7m (previous year: €18m) are pledged as loan collateral.

26 Receivables and other assets

€m	**31.12.2004**	of which with a residual term of more than one year	31.12.2003	of which with a residual term of more than one year
Trade receivables	1,556	7	1,498	1
– of which from work in progress net of progress payments	(59)	–	(68)	–
Receivables from subsidiaries	117	1	151	15
– of which from work in progress net of progress payments	(3)	–	(0)*	–
Receivables from joint ventures	41	–	97	38
– of which from work in progress net of progress payments	(2)	–	(1)	–
Receivables from associated companies	21	1	53	2
– of which from work in progress net of progress payments	(1)	–	(1)	–
Receivables from other equity investments	21	–	14	–
– of which from work in progress net of progress payments	(0)*	–	(0)*	–
Positive market values from financial derivatives	139	–	126	–
Other assets	529	137	488	115
	2,424	**146**	**2,427**	**171**

*rounded below €1m

€42m (previous year: €46m) of receivables from subsidiaries, €35m (previous year: €29m) of receivables from joint ventures, €8m (previous year: €28m) of receivables from associated companies and €7m (previous year: €13m) of receivables from other equity investments relate to trade receivables. In the aggregate, the aforesaid items include trade receivables in the amount of €92m (previous year: €116m).

Trade receivables in the amount of €7m (previous year: €8m) have been pledged as loan collateral.

Other assets include tax claims receivable from fiscal authorities and tax offices in the amount of €27m (previous year: €30m) unrelated to income taxes. The total amount of other assets includes expected reimbursements for provisions in the amount of €5m (previous year: €4m).

Monetary assets in the total amount of €13m (previous year: €30m) have been pledged as loan collateral.

Except for hedging transactions, the reported carrying amounts of the financial assets recorded under "receivables and other assets" have been determined at amortised cost because only loans and receivables originated by the Group are concerned.

The amortised cost of such monetary assets corresponds to their market values.

27 Securities held as current assets

Provided it was possible to determine a reliable market value, securities have been measured at their fair value in accordance with IAS 39. It has been impossible to determine a reliable market value for securities with a carrying amount of €1m (previous year: €3m).

28 Cash and cash equivalents

As at the balance sheet date, euro bank balances with different credit institutions have been bearing interest at interest rates between 2.1 and 2.3 per cent. USD balances have been invested at an average interest rate of 1.9 per cent (previous year: 1.0 per cent).

Foreign currency balances have been valued at the closing date rate.

29 Income tax assets

The item comprises deferred tax assets in the amount of €166m (previous year: €194m).

30 Prepaid expenses

The item consists of prepaid amounts the related expense of which is to be allocated to subsequent years. €42m (previous year: €45m) have a residual term of more than one year.

Notes to the Consolidated Balance Sheet Shareholders' Equity and Liabilities

31 Issued capital

The issued capital of Deutsche Lufthansa AG amounts to €1,172m.

The issued capital is divided into 457,920,000 registered shares, with each share representing a share of €2.56 of the issued capital.

A resolution passed by the ordinary General Meeting of 19 June 2002 authorised the Executive Board until 18 June 2007 to increase the issued capital by up to €200m with the approval of the Supervisory Board by issuing new registered shares on one or several occasions (Authorised Capital A) against a contribution in cash or in kind. Existing shareholders are generally to be granted subscription rights. In the case of shares issued against contributions in kind, subscription rights may be excluded, whereas in the case of shares issued against contributions in cash, fractional amounts may be excluded from the shareholders' subscription rights.

Within the scope of this authorisation, the Executive Board raised the issued capital of the Company effective as of 14 June 2004 with the approval of the Supervisory Board of 24 May 2004 by €195m from €977m to €1,172m by issuing 76,320,000 new registered shares with a pro-rata share of the issued capital of €2.56 per share and including full entitlement to dividends for financial year 2004, against a contribution in cash. The remaining authorised capital A is €5m.

The General Meeting on 19 June 2002 authorised the Executive Board until 18 June 2007 to issue on one or several occasions bearer or registered convertible bonds and/or bonds with warrants of up to €1bn with terms of up to 15 years. In this context there is contingent capital for effecting a conditional increase of the issued capital by €97,689,000 by issuing 38,160,000 new registered shares. The conditional capital increase will be performed only to the extent that the holders of convertible bonds or bonds with warrants exercise their conversion and/or option rights.

With effect as from 4 January 2002, Lufthansa AG issued a convertible bond for €750m. Existing shareholders' subscription rights have been excluded. In total, 750,000 conversion options certifying the right to conversion into up to 37,202,380 shares of Lufthansa AG at a price of €19,86 (following the capital increase) were issued.

The General Meeting on 16 June 2004 authorised the Executive Board to raise the issued capital by 15 June 2009 with the approval of the Supervisory Board by €25m by issuing new registered shares to employees (Authorised Capital B) against a contribution in cash. Shareholders' subscription rights are excluded.

In financial year 2004, Lufthansa AG acquired a total number of 439,161 own shares at an average price of €9.67, comparing to 0.1 per cent of the issued capital.

The shares have been used as part of the performance-based variable remuneration of senior executives and non-contractual staff below management level of Lufthansa AG and a further 33 subsidiaries and other equity investments at a price of €9.73, taking account of a 30 per cent deduction. Lufthansa AG and its Group companies grant an outperformance option for these shares with a term of three to four years. Depending on the development of the Lufthansa share value as compared with that of the index of competing airlines, the shareholder will receive a payment in cash upon exercise of the option. The option may be exercised in the last year of its term, provided the share is held until the time of exercise.

An outperformance option identical in structure to the above-mentioned option was already granted by Lufthansa AG and its group companies as part of the performance-based variable remuneration of senior executives in 2001, 2002 and 2003. Each of the programmes covers a period of three to four years. The outperformance option for the year 2001 became exercisable following expiry of three years for the first time in 2004. Part of the provisions set up for this programme in the preceding year have been utilised. As at 1 January 2004, a total number of 1,390,709 shares were held by senior executives/captains and non-contractual staff below management level, whereas these employees held a total of 1,737,996 shares at 31 December 2004. Since the inherent value of the options is not positive as at the balance sheet date, unutilised provisions still remaining from the preceding year in the amount of €4m have been retransferred.

As at the balance sheet date, the portfolio did not contain any own shares.

32 Reserves

The capital reserve contains only the premium from capital increases and from a convertible bond. The legal reserve included in retained earnings is €26m as before; the remaining amount relates to other retained earnings.

33 Provisions and accruals

€m	**31.12.2004**	of which due in the following year	31.12.2003	of which due in the following year
Retirement benefit and similar obligations	4,132	148	4,327	129
Provisions for current income taxes	63	63	124	124
Provisions for deferred taxes	285	–	208	–
Provisions for other current taxes	17	17	22	22
Provisions for unearned transportation revenue	718	718	630	630
Outstanding invoices	881	847	928	905
Other accruals	1,872	1,474	1,814	1,489
	7,968	**3,267**	**8,053**	**3,299**

Retirement benefit obligations

A corporate pension scheme has been set up for employees working in Germany and seconded abroad. As regards employees who joined the Group before 1995, the so-called VBL scheme, which is the supplementary pension scheme for all state employees had for the time being been continued as a company pension scheme. Following the collective agreements for the harmonisation of employee retirement benefits for ground and cabin personnel concluded in 2003, the corporate pension scheme was changed to an average salary plan, within the scope of the collective agreement of 4 December 2004 also for cockpit staff. The retirement benefit commitment is now equal to that for employees who joined the Company after 1994. With this plan, a certain percentage of salary is converted into a pension component, the retirement benefit being the sum of the accumulated pension components. Under IAS 19, such pension commitments have to be considered defined benefit commitments and are, therefore, taken into account by commitment volume and cost.

Flight personnel are in addition entitled to a transitional pension arrangement covering the period between the end of their active service and the commencement of statutory/corporate pension plans. Benefits depend on the final salary before retirement (final salary plans). Retirement benefit obligations for employees abroad depend mainly on their years of service and final salary.

Corporate pension schemes as well as the transitional pension arrangement are financed mainly by provisions for pensions in the balance sheet. All obligations are measured annually applying the projected unit credit method. In financial year 2004, the building of plan assets for funding future pension payments was started. At first, €565m have been transferred to the fund. The objective is to provide complete financing for all pension commitments within 10 to 15 years. The assets of the fund were transferred to an asset trustee, Lufthansa Pension Trust, as of 20 December 2004 by asset transfer. At this time, the assets' worth was €605m.

Employees from the Catering segment in the United States who joined the Group before 1996 are entitled to retirement benefits and medical services depending mainly on their years of service and salaries. Benefits are financed by means of an external fund.

The measurement of provisions for pensions as well as the determination of pension expenses are based on the ten per cent corridor rule. Actuarial gains and losses are not recognised unless they exceed ten per cent of the obligation.

The amount exceeding the corridor is divided over the expected average remaining years of service of the active staff affecting the income statement and recorded in the balance sheet. Owing to unrecognised actuarial losses, provisions for pensions shown in the balance sheet are lower than the present value of retirement benefit obligations:

Funding status €m	**2004**	2003
Present value of unfunded pension obligations	2,676	4,507
Present value of funded pension obligations USA	208	222
Present value of funded pension obligations Germany	2,473	–
Plan assets USA	–109	–97
Plan assets Germany	–604	–
Unrecognised actuarial losses	–512	–305
	4,132	**4,327**

The change in the funding status as compared with the preceding year is mainly due to changed measurement assumptions.

Plan assets deducted from pension obligations have been reported at market values.

Provisions for pensions developed as follows in financial years 2004 and 2003:

Provisions for pensions €m	**2004**	2003
Carryforward	4,327	4,020
Exchange rate differences carried forward	–3	–11
Change in the group of consolidated companies	31	17
Pensions paid	–130	–145
Additions	535	439
Reversal	–	–4
Transfer to plan assets/Employee fluctuation	–628	11
Balance	**4,132**	**4,327**

In 2004, assets in the amount of €605m were invested in the Lufthansa Pension Trust. A further €22m have been paid into the pension funds for the staff of the Catering business segment in the US.

Pension expenses from the transfer to provisions for pensions included in the income statement are made up as follows:

€m	**2004**	2003
Current service costs	224	209
Amortised actuarial losses	13	12
Past service costs	52	-23
Interest costs	256	248
Expected return on plan assets	-10	-7
	535	**439**

Current service costs and amortised actuarial gains are reported as staff costs, whereas the interest costs with regard to the expected pension obligations, reduced by the expected return on plan assets, are shown as interest expense.

In 2004, the actual return of the external plan assets amounted to €6m (previous year: €17m).

The determination of pension obligations has been based on the following assumptions:

Actuarial assumptions	**31.12.2004** in per cent	31.12.2003 in per cent	31.12.2002 in per cent
Interest rate	5.0	5.5	6.0
Projected future salary increase	2.75	2.75	3.0
Projected future pension increase	1.0-2.75	1.0-2.75	2.0-3.0
Trend with health costs - pensioners	12.0	10.0	11.0
Projected return on plan assets USA	8.25	8.75	9.5
Projected return on plan assets Germany	5.75	-	-

The above determination has been based on the 1998 biometric calculation tables by Heubeck. Fluctuation has been estimated by age and sex.

Other provisions and accruals

The individual groups of provisions and accruals developed as follows in financial year 2004:

€m	Staff costs	Bonus miles programme	Warranties	Anticipated losses related to onerous contracts	Ecological recovery	Pending cases	Restructuring measures	Other
1 January 2004	527	491	17	141	28	20	50	540
Change in the group of consolidated companies	1	–	–	–	–	–	1	5
Exchange rate differences	-22	–	–	-3	–	–	–	-2
Utilisation	-399	-152	-11	-58	-2	-4	-26	-360
Additions	525	251	19	33	1	10	24	369
Interest rate	1	–	–	8	–	–	–	2
Reversal	-25	-42	-4	-16	–	-6	-5	-58
Reclassification	5	–	–	-3	–	–	-1	–
31 December 2004	613	548	21	102	27	20	43	496

Provisions for staff costs concern mainly obligations towards employees from partial retirement agreements and accrued salaries. Anticipated losses from onerous contracts result from pending continuous obligations or any other contractual relationships with regard to which the unavoidable costs of meeting the obligations exceed the economic benefits expected to be received thereunder. Provisions for pending cases have been set up on the basis of the estimated outcome of the lawsuit.

The individual groups of provisions and accruals include short-term provisions with a term of less than one year as well as long-term provisions.

The following outflows of funds have been estimated for discounted long-term provisions and accruals within the individual groups:

€m	2005	2006	2007	2008	2009 and subsequent years
Staff costs	65	51	45	18	64
Anticipated losses related to onerous contracts	32	15	8	3	8
Ecological recovery	4	3	3	3	19
Restructuring measures	4	2	2	1	0*

*rounded below €1m

The following outflows of funds had been estimated as of the end of financial year 2003:

€m	2004	2005	2006	2007	2008 and subsequent years
Staff costs	54	46	33	13	55
Anticipated losses related to onerous contracts	52	34	8	6	9
Ecological recovery	4	4	3	3	19
Restructuring measures	4	1	1	0*	0*

*rounded below €1m

34 Long-term borrowings

Long-term borrowings €m	**31.12.2004**	of which due in less than one year	31.12.2003	of which due in less than one year
Bonds	1,027	–	1,003	–
Liabilities to banks	849	69	1,165	90
Other liabilities	1,430	152	1,072	134
	3,306	**221**	**3,240**	**224**

€6m of the liabilities to banks shown in the table relate to changes in the group of consolidated companies.

The following tables show the terms and conditions of long-term borrowings as well as their carrying amounts and market values:

Bonds

Effective interest rate	Maturity in	Carrying amount **31.12.2004** €m	Market value **31.12.2004** €m	Carrying amount 31.12.2003 €m	Market value 31.12.2003 €m
5.5 convertible bond AMADEUS GTD	2006	238	248	230	242
6.3 LIF bond	2006	132	134	128	135
3.2 convertible bond Lufthansa	max. 2012	657	739	645	721
		1,027	**1,121**	**1,003**	**1,098**

Liabilities to banks

Weighted average interest rate	Fixed interest rate until	Duration until	Carrying amount **31.12.2004** €m	Market value **31.12.2004** €m	Carrying amount 31.12.2003 €m	Market value 31.12.2003 €m
6.8	2004	2004	–	–	27	27
Libor/Euribor plus spread	2005	2005	7	7	61	61
5.9	2005	2028	57	59	62	66
6.8	2006	2026	41	44	43	47
Libor plus spread	2006	2006	10	10	11	11
Libor plus spread	2007	2007	–	–	219	219
7.1	2007	2027	92	102	104	116
Libor plus spread	2008	2008	7	7	10	10
5.7	2008	2028	33	36	33	36
4.7	2009	2009	145	151	145	150
Euribor plus spread	2009	2009	67	67	22	22
5.8	2010	2010	241	262	277	301
5.5	2011	2011	39	40	37	37
Libor/Euribor plus spread	2011	2011	96	96	104	104
4.6	2012	2012	4	4	–	–
Euribor plus spread	2013	2013	10	10	10	10
			849	**895**	**1,165**	**1,217**

Collateral has been provided for €139m (previous year: €172m) of the liabilites to banks.

Other borrowings

Weighted average interest rate	Fixed interest rate until	Carrying amount **31.12.2004** €m	Market value **31.12.2004** €m	Carrying amount 31.12.2003 €m	Market value 31.12.2003 €m
Libor plus spread	2004	–	–	94	94
Libor/Euribor plus spread	2005	30	30	37	37
Libor/Euribor plus spread	2006	25	25	27	27
variable*	2007	–	–	6	6
Libor/Euribor plus spread	2007	6	6	8	8
6.0	2009	12	13	18	19
Libor/Euribor plus spread	2010	18	18	24	24
3.6 (YEN)	2011	49	51	50	53
5.3	2011	146	159	154	168
Libor/Euribor plus spread	2011	24	24	31	31
Libor/Euribor plus spread	2012	81	81	89	89
6.5 (USD)	2012	2	3	2	2
2.6 (YEN)	2012	34	38	35	41
Libor/Euribor plus spread	2013	152	152	202	202
7.8	2014	25	31	26	31
Libor/Euribor plus spread	2014	242	242	60	60
62% of the prime rate	2015	4	4	5	5
variable*	2015	4	4	5	5
Libor/Euribor plus spread	2015	420	420	164	164
2.1 (USD)	2015	124	101	–	–
variable*	2035	32	32	35	35
		1,430	**1,434**	**1,072**	**1,101**

*US tax exempt bond market

Debt reported as other borrowings relates mainly to liabilities from the financing of aircraft.

In so far as no quoted bonds are concerned, the market values stated in the above tables have been determined on the basis of the interest rates effective at the balance sheet date for the corresponding residual terms/ repayment structures.

35 Other liabilities

€m	**31.12.2004**	of which due in less than one year	31.12.2003	of which due in less than one year
Liabilities to banks	64	63	72	70
Payments received on account of orders	69	69	72	72
Trade payables	912	896	911	911
Bills payable	0*	0*	0*	0*
Liabilities to subsidiaries	168	154	195	183
Liabilities to joint ventures	10	10	12	12
Liabilities to associates	14	14	36	35
Liabilities to other equity investments	47	47	5	5
Negative market values from financial derivatives	604	–	488	–
Other liabilities	730	655	742	657
– of which from taxes	(71)	(71)	(66)	(64)
– of which from social insurance contributions not yet paid over	(81)	(80)	(76)	(69)
	2,618	**1,908**	**2,533**	**1,945**

*rounded below €1m

Payments received on account of orders also include the deficit balance from payments received and receivables from work in progress in the amount of €25m (previous year: €42m).

€31m (previous year: €21m) of liabilities to subsidiaries, €10m (previous year: €12m) of liabilities to joint ventures, €6m (previous year: €24m) of liabilities to associated companies and €47m (previous year: €3m) of liabilities to other equity investments relate to trade payables. The aforementioned items include trade payables in the total amount of €94m (previous year: €60m).

The reported carrying amounts of monetary liabilities recorded under these items correspond to their market values.

36 Deferred income

Deferred income includes mainly accrued book profits from finance lease transactions released over the term of the lease agreement concerned affecting the income statement in accordance with SIC 27. €29m (previous year: €31m) of all deferred income have a residual term of less than one year.

Other Disclosures

37 Contingencies and events after the balance sheet date

Contingent liabilities €m	**31.12.2004**	31.12.2003
from guarantees, bill and cheque guarantees	628	771
from warranty agreements	899	970
from collateralisation of third-party liabilities	3	3

Guarantees include an amount of €565m (previous year: €628m) representing contingent liabilities in respect of creditors of joint ventures, whereas warranties include an amount of €323m (previous year: €316m) representing contingent liabilities in respect of creditors of joint ventures. A total amount of €565m (previous year: €628m) relates to the assumption of co-debtors' guarantees in favour of North-American fuelling and ground service companies. On the other hand, there are compensatory claims against the other co-debtors in the amount of €549m (previous year: €610m). The aforesaid amounts are preliminary to the extent that the annual financial statements have not yet been available.

Since a corresponding outflow of resources is not very likely, various provisions with a potential total effect of €340m (previous year: €166m) on the result have not been set up for subsequent years.

There are claims for the adjustment of purchase prices in the amount of at maximum €14m, €3m of which are expected to be realised in 2005, whereas the residual amount will probably be realised in subsequent years. €2m have been realised in the reporting year.

There has been an inflow of funds in the amount of €49m from the sale of four aircraft already firmly contracted at the end of 2003. The resulting book profits amount to €23m. Contracts on the sale of an aircraft and a building are expected to lead to the realisation of income from disposal of €9m and book profits of €2m.

The Company has in the past incurred a material economic loss from negligent acts by the former management of LSG Holding AG in connection with the conclusion of a long-term catering agreement with SAS. The outcome of arbitration proceedings finalised in the meantime was that the D & O police covers for loss. In the course of 2005, a court of arbitration will finally and bindingly settle the insurance case and the amount of loss with insurance companies having underwritten for a volume of €127.5m.

38 Other financial commitments

As at 31 December 2004, there is a total commitment to order investments in tangible and intangible assets of €3.0bn (previous year: €3,9bn). In addition to that, there are equity and shareholder loan commitments in the amount of €33m (previous year: €19m) from ownership interests. There are commitments for the acquisition of shares in the amount of €0.3bn (previous year: €0.3bn) from purchase agreements and granted put options. The negative market value of the put options granted in connection with the acquisition of an equity investment is carried as a liability at €214m (previous year: €214m) under other liabilities (cf. note 35). Since it has been impossible to determine a reliable market value, the other put options have not been reported at fair value.

39 Hedging policy and derivative financial instruments

As an aviation group operating worldwide, the Lufthansa Group is exposed to exchange rate, interest rate and fuel price movement risks as well as to credit and liquidity risks. The corporate policy provides for means to limit these risks by systematic financial management.

Price risk

Major risks the Lufthansa Group is exposed to are exchange rate fluctuations between the euro and other currencies, interest rate fluctuations in the international money and capital markets as well as price fluctuations in the crude oil and oil products markets. The hedging policy for limiting these risks is set by the Executive Board and documented by internal Group guidelines. It also provides for the use of financial derivatives. The corresponding financial transactions are concluded only with first-rate counterparties.

The Lufthansa Group is in a net payer position with respect to the US dollar, in particular due to investments in aircraft. Such investments in aircraft are hedged at 50 per cent against exchange rate fluctuations as soon as they have firmly been contracted. The hedging of the second part is effected subject to expected market development. With all other currencies, there is generally a net surplus of deposits. The expected cash flows with individual currencies are hedged at maximally 50 per cent of the related currency exposure over a period of 18 months.

Variable interest liabilities based on firm agreements are hedged against interest rate risks at up to 100 per cent. Planned liquidity surplus or shortage of cover may be hedged at up to 50 per cent for a maximum period of 24 months.

In financial year 2004, the share of fuel expenses accounted for 10.2 per cent (previous year: 7.6 per cent) of the operating expenses of the Lufthansa Group. Sharp changes in fuel prices may have a substantial effect on Group results.

Different hedging instruments with regard to the crude and heating oil market are used to limit the fuel price risk. The Group's policy aims at hedging up to 90 per cent of fuel consumption in the next 24 months on a revolving basis.

Liquidity risk

Complex financial planning systems enable the Group to recognise its future liquidity position as it shows from the results of the Group's strategic and planning process. These systems show the expected liquidity development within a planning horizon of usually up to three years. In addition to this, payment flows are planned monthly on a revolving basis for different currencies for a time horizon of currently 18 months in order to obtain an up-to-date picture of liquidity development.

As at 31 December 2004, the Lufthansa Group was provided with non-utilised short-term credit arrangements in the amount of €1.9bn (previous year: €1.8bn).

In addition to that, there are short-term funding options through a commercial paper programme in a maximum total amount of €1.0bn, an amount of €20m of which had been utilised as at 31 December 2004.

Credit risk

The sale of passenger and freight documents is for the most part handled through agencies. The majority of these agencies are connected to special national clearing systems for the settlement of passenger and freight sales. The financial standing of such agents is checked by the responsible clearing centres. Owing to the world-wide spreading, the credit risk with regard to sales agents is relatively low.

Unless expressly otherwise provided for in the agreements the provision of a service is based on, receivables and liabilities existing between airlines are settled on a bilateral basis or by settlement via a clearing house of the International Air Transport Association (IATA). All receivables and liabilities are generally netted in monthly intervals, which leads to a visible reduction of the default risk. In particular cases, the service contract concerned demands special collateral.

Depending on the nature and scope of the services rendered, collateral is required, credit reports/references are obtained and historical data from the previous business relationship used, in particular with regard to payment behaviour, for all other service relationships in order to avoid non-performance.

Recognisable risks are accounted for by adequate allowances for doubtful accounts.

The credit risk from derivative financial instruments is the potential insolvency of a counterparty, i.e. the maximum risk is equal to the sum of on balance positive market values vis-à-vis the business partners in question. As at 31 December 2004, this credit risk amounted to €109m, as at 31 December 2003 it had been €106m. Since maximum risks are fixed based on the credit assessment by recognised rating agencies, the actual risk of default from financial transactions is limited.

The following hedging transactions exist as at the balance sheet date for hedging exchange rate, interest rate and fuel price risks:

€m	Hedging of fair values Market value **31.12.2004**	Hedging of fair values Market value 31.12.2003	Hedging of cash flows Market value **31.12.2004**	Hedging of cash flows Market value 31.12.2003
Interest rate swaps	-13	-2	2	1
Forward contracts fuel price hedging	–	–	–	–
Fluctuation band options fuel price hedging	–	–	46	34
Hedging combinations fuel price hedging	–	–	43	48
Forward contracts currency hedging	–	–	-131	-110
Fluctuation band options currency hedging	–	–	-202	-107
Total	**-13**	**-2**	**-242**	**-134**

The market values of derivative financial instruments are capitalised as other assets or carried as other liabilities.

The shown market values of the derivative financial instruments correspond to the price at which the rights and/or duties arising from such financial instrument would be transferred to an unrelated third party. Market values have been determined based on market information available at the balance sheet date.

According to present knowledge, fuel price and currency transactions used to hedge cash flows will have the following effects on the result for the period or the cost of hedged investments at the time of maturity:

Financial year	Result for the period €m	Initial measurement of cost* €m	Total €m
2005	110	-70	40
2006	3	-26	-23
2007	–	-65	-65
2008	–	-91	-91
2009	–	-62	-62
2010	–	-21	-21
2011	–	-10	-10
2012	–	-2	-2
2013	–	-2	-2
2014	–	-2	-2
2015	–	-6	-6
Total	**113**	**-357**	**-244**

*negative signs mean an increase in cost

In addition, interest rate swaps used to hedge cash flows will gradually have the following effects on the result for the period until maturity:

Maturity Financial year	Market value **31.12.2004** €m
2005	1
2006	0*
2012	1
Total	**2**

*rounded below €1m

The market development of derivatives not qualifying as effective hedging transactions under IAS 39 may be gathered from the income statement (note 16).

40 Segment reporting

The Lufthansa Group operates in six major business segments, i.e. passenger business (Passenger Business) through Deutsche Lufthansa AG, Lufthansa CityLine GmbH and Air Dolomiti S.p.A., freight traffic (Logistics) through the Lufthansa Cargo group, aircraft maintenance and repair (Maintenance, Repair and Overhaul (MRO)) through the Lufthansa Technik group, catering (Catering) through the LSG Sky Chefs group, tourism (Leisure Travel) through the Thomas Cook group and data processing services (IT Services) through the Lufthansa Systems group.

Lufthansa Commercial Holding, Lufthansa International Finance (Netherlands) N.V., AirPlus Servicekarten GmbH, Lufthansa Flight Training GmbH and, until 1 March 2003, the START AMADEUS group, as well as further equity investments complete the operative business of the Lufthansa Group as Service and Financial Companies. The results of the Leisure Travel segment are included in Group results at equity only.

As a rule, inter-segment sales and revenue are based on prices following the arm's length principle. Administrative services are charged as cost allocations.

For information on external revenue relating to traffic cf. also note 6.

Primary reporting format – business segment information for financial year 2004 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics**[1] Lufthansa Logistics group	**MRO** Lufthansa Technik group	**Catering**[2] LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**[3]	Segment total
External revenue	10,734	2,455	1,700	1,838	–	238	–	16,965
– of which traffic revenue	10,518	2,351	–	–	–	–	–	12,869
Inter-segment revenue	473	14	1,360	496	–	390	–	2,733
Total revenue	11,207	2,469	3,060	2,334	–	628	–	19,698
Other segment income	987	158	131	158	– 101	33	778	2,144
– of which from investments accounted for using the equity method	– 1	8	3	11	– 101	–	– 5	– 85
Cost of materials	6,353	1,660	1,538	1,043	–	47	17	10,658
Staff costs	2,243	342	919	1,018	–	222	73	4,817
Amortisation and depreciation	660	119	98	190	–	34	30	1,131
– of which impairments	3	8	–	23	–	–	10	44
Other operating expenses	2,526	444	409	413	–	289	168	4,249
Segment results	**412**	**62**	**227**	**– 172**	**– 101**	**69**	**490**	**987**
– of which from investments accounted for using the equity method	– 1	8	3	11	– 101	–	– 5	– 85
Segment assets	7,743	1,394	1,994	1,247	263	215	3,237	16,093
– of which from investments accounted for using the equity method	182	9	75	63	263	–	–	592
Segment liabilities	6,871	660	1,471	746	–	224	1,265	11,237
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	1,265	154	107	47	–	47	771	2,391
– of which from investments accounted for using the equity method	53	–	4	2	–	–	–	59
Other significant non-cash items	29	1	3	9	–	5	1	48
Employees at the balance sheet date	34,700	4,980	18,102	28,596	–	3,190	1,105	90,673
Average number of employees	34,695	5,042	18,128	30,572	–	3,178	1,128	92,743

[1] Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.
[2] Due to the sale of Chef Solutions as of 8 June 2004, the comparability of prior year figures is limited.
[3] Due to the sale of START AMADEUS as of 28 February 2003 and the consolidation of Lufthansa Flight Training as of 1 January 2004, there is no comparability of prior year figures.

Primary reporting format – business segment information for financial year 2003 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Logistics group	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**	Segment total
External revenue	9,774	2,147	1,587	2,200	–	219	30	15,957
– of which traffic revenue	9,549	2,113	–	–	–	–	–	11,662
Inter-segment revenue	434	14	1,265	467	–	392	0*	2,572
Total revenue	10,208	2,161	2,852	2,667	–	611	30	18,529
Other segment income	1,121	174	171	211	–131	39	335	1,920
– of which from investments accounted for using the equity method	–79	4	6	7	–131	–	17	–176
Cost of materials	5,398	1,391	1,418	1,201	–	54	10	9,472
Staff costs	2,101	315	840	1,109	–	205	45	4,615
Amortisation and depreciation	698	120	152	933	–	32	46	1,981
– of which impairments	19	6	52	705	–	–	36	818
Other operating expenses	2,975	475	455	461	–	304	136	4,806
Segment results	**157**	**34**	**158**	**–826**	**–131**	**55**	**128**	**–425**
– of which from investments accounted for using the equity method	–79	4	6	7	–131	–	17	–176
Segment assets	7,184	1,368	1,908	1,586	283	186	1,746	14,261
– of which from investments accounted for using the equity method	129	8	78	70	283	–	152	720
Segment liabilities	6,622	585	1,330	816	–	222	724	10,299
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	678	31	80	148	–	48	99	1,084
– of which from investments accounted for using the equity method	–	–	–	–	–	–	4	4
Other significant non-cash items	183	5	–8	22	–	–1	–	201
Employees at the balance sheet date	34,559	5,075	18,075	31,734	–	3,159	644	93,246
Average number of employees	34,935	5,127	17,861	32,967	–	3,121	787	94,798

*rounded below €1m

Reconciliation of segment information with consolidated figures in €m:

	Segment total		Reconciliation		Group	
	2004	2003	**2004**	2003	**2004**	2003
External revenue	16,965	15,957	–	–	16,965	15,957
– of which traffic revenue	12,869	11,662	–	–	12,869	11,662
Inter-segment revenue	2,733	2,572	-2,733	-2,572	–	–
Total revenue	19,698	18,529	-2,733	-2,572	16,965	15,957
Other revenue	2,144	1,920	-306	-163	1,838	1,757
– of which from investments accounted for using the equity method	-85	-176	85	176	–	–
Cost of materials	10,658	9,472	-2,414	-2,267	8,244	7,205
Staff costs	4,817	4,615	-4	-3	4,813	4,612
Amortisation and depreciation	1,131	1,981	-19	-51	1,112	1,930
– of which impairments	44	818	-10	-35	34	783
Other operating expenses	4,249	4,806	-619	-692	3,630	4,114
Results	**987**	**-425**	**17**	**278**	**1,004**	**-147**
– of which from investments accounted for using the equity method	-85	-176	85	176	–	–
Assets	16,093	14,261	1,977	2,471	18,070	16,732
– of which from investments accounted for using the equity method	592	720	–	–	592	720
Liabilities	11,237	10,299	2,819	3,737	14,056	14,036
– of which from investments accounted for using the equity method	–	–	–	–	–	–
Employees at the balance sheet date	90,673	93,246	–	–	90,673	93,246
Average number of employees	92,743	94,798	–	–	92,743	94,798

The reconciliation column includes both the effects resulting from consolidation procedures and the amounts resulting from the different interpretation of segment item contents in comparison with the corresponding Group items.

The eliminated revenue of the business segments generated with other consolidated business segments may be gathered from the reconciliation column. As regards other segment revenue, income originating from relationships with the other business segments has been eliminated as well. ("other revenue" reconciliation column). In financial year 2004, this concerned especially exchange gains from intra-group loans in foreign currency in the amount of €90m (previous year: €105m) as well as income from intra-group services of €49m (previous year: €48m). In so far as the eliminated revenue and other income is compared with segment expenses with regard to the companies which took up the services, such expenses have been eliminated, too ("type of expense" reconciliation columns). Certain components of the Group's financial result have also been allocated to the business segment's income, in particular results from the equity accounting of investments of the business segment. Since, in the Group's view, such results are not allocated to the operating result but the financial result, they have to be eliminated upon reconciliation with regard to the Group's operating result. On the other hand, certain elements of the operating result as, for example, gains from short-term financial investments, are not included in segment results but have to be re-added for determining the operating result and are thus also included in reconciliation.

The amounts included in the "results" reconciliation column originate mainly from the reallocation of the negative results from accounting at equity and the elimination of other financial items, which results are part of the segment results of the business segments, however not of the Group's operating result.

The reconciliation column for segment assets/liabilities contains eliminated receivables and payables among the business segments, the difference between market values and carrying amounts of financial instruments as well as, on the assets side, the carrying amounts of equity investments eliminated within the scope of capital consolidation.

Secondary reporting format – geographical segment information for financial year 2004 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	8,984	1,461	275	1,718	171	260	–	12,869
Other operating revenue	1,950	1,129	100	620	218	79	0*	4,096
Other segment income[2]	1,640	43	19	55	17	7	57	1,838
Income from investments accounted for using the equity method	–110	4	4	17	–	–	–	–85
Segment assets	14,408	1,034	78	456	65	52	–	16,093
– of which from investments accounted for using the equity method	467	45	12	68	–	–	–	592
Capital expenditure	2,326	48	2	11	0*	4	–	2,391
– of which from investments accounted for using the equity method	53	1	–	5	–	–	–	59

Secondary reporting format – geographical segment information for financial year 2003 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	8,145	1,349	223	1,545	154	246	–	11,662
Other operating revenue	1,812	1,516	112	544	207	104	0*	4,295
Other segment income[2]	1,562	71	8	42	16	8	50	1,757
Income from investments accounted for using the equity method	–193	4	2	11	–	–	–	–176
Segment assets	12,300	1,315	105	431	65	45	–	14,261
– of which from investments accounted for using the equity method	594	47	13	66	–	–	–	720
Capital expenditure	938	62	4	77	0*	3	–	1,084
– of which from investments accounted for using the equity method	4	–	–	–	–	–	–	4

*rounded below €1m
[1]Traffic revenue is allocated by original places of sale.
[2]Other segment income corresponds to the operating income of the Group (including income from financial assets).

The allocation of traffic revenue to regions is based on the original place of sale, whereas the allocation of other operating revenue is based on the geographic location of the customer and the allocation of other segment income is based on the place of service. The items resulting from investments accounted for using the equity method are allocated to regions depending on the location of the head office of the investment accounted for at equity in question.

Regions are in principle defined on the basis of geographical rules. Deviating from this principle, traffic revenue achieved in the countries of the former Soviet Union, in Turkey and in Israel is allocated to Europe.

The "other" column includes items which cannot be allocated to a certain region.

Lufthansa controls its traffic operations on the basis of network results, not on the basis of regional profit transfers. Something similar applies to the Catering segment. Consequently, the presentation of regional segment results is of no informative value to the Lufthansa Group.

The notes concerning the Passenger Business segment in the general part of the Annual Report include a presentation of traffic revenue generated in the Passenger Business segment allocated by traffic regions instead of original places of sale.

41 Related party transactions

The business segments of the Lufthansa Group render numerous services to non-consolidated affiliated companies within the scope of their ordinary activities. In turn, the respective investments render services to the Lufthansa Group within the scope of their business purpose. These extensive delivery and service relationships are managed on the basis of market prices.

In addition, the Group and certain non-consolidated affiliated companies have concluded numerous settlement agreements regulating the partly mutual utilisation of services. Administrative services rendered are in such cases charged as cost allocations.

The cash management of the Lufthansa Group is centralised, and in this respect the Lufthansa Group assumes a "banking function" also in respect of non-consolidated investments. The non-consolidated subsidiaries included in the Group's cash management invest their available cash in the Group or borrow funds from the Group and effect their derivative hedging transactions there. All of the transactions are processed under market conditions.

Because of the geographical proximity, a large number of sub-rental contracts have been concluded between the Lufthansa Group and certain related parties; in these cases, the Lufthansa Group re-debits rental costs and incidental expenses incurred to the respective companies on a pro rata basis.

The volume of material services rendered to or obtained from related parties may be gathered from the following table:

Company	Volume of the services rendered **2004** €m	2003 €m	Volume of the services utilised **2004** €m	2003 €m
AFC Aviation Fuel Company mbH	2	4	212	197
Aircraft Maintenance and Engineering Corp.	1	1	5	8
Albatros Versicherungsdienste GmbH	14	45	25	58
Alitalia Maintenance Systems S.p.A.	27	3	34	–
Amadeus Global Travel Distribution S.A.	31	129	175	177
British Midland plc	11	11	34	31
Cargo Future Communications (CFC) GmbH	1	0*	6	6
Condor Flugdienst GmbH	139	179	41	21
Delvag Luftfahrtversicherungs-AG	33	48	7	50
Eurowings Luftverkehrs AG	33	63	202	5
Global Tele Sales Ltd.	1	1	6	7
Global Tele Sales of North America LLC	3	7	8	18
HEICO Aerospace Holdings Corp.	–	0*	13	8
LRS Lufthansa Revenue Services GmbH	19	18	65	65
Lufthansa Bombardier Aviation Services GmbH	7	6	0*	0*
Lufthansa Engineering and Operational Services GmbH	5	4	21	23
Lufthansa Global Tele Sales GmbH	1	1	7	7
Lufthansa Shannon Turbine Technologies Limited	3	3	11	15
Lufthansa Systems Hungaria Kft	1	0*	8	2
Lufthansa Systems Network Services GmbH	0*	0*	18	16
Lufthansa Technical Training GmbH	9	6	24	26
Lufthansa Technik Budapest Repülögép Nagyjavító Kft.	2	2	18	26
Lufthansa Technik Logistik of America LLC	2	3	10	10
Lufthansa Technik Malta Limited	1	1	6	5
Lufthansa Technik Tulsa Corporation	2	3	5	17
Lufthansa WorldShop GmbH	1	3	32	46
LZ-Catering GmbH	10	8	11	9
Miles & More International GmbH	40	9	1	1

*rounded below €1m

There are no individual shareholders of Lufthansa AG with a significant influence on the Group. As regards relationships with Executive and Supervisory Board members, cf. note 42.

42 Supervisory Board and Executive Board

Supervisory Board and Executive Board members are listed on page 192/193.

Executive Board Remuneration

The presiding committee of the Supervisory Board is responsible for fixing the remuneration of the Executive Board.

The Executive Board's remuneration is comprised of the following components:

- The basic remuneration is paid monthly as a salary.
- The bonus is subject to the operating result and the change in the operating result of the Lufthansa Group as compared with the preceding year. In addition to that, a discretionary bonus may be awarded to the Executive Board by the presiding committee.
- Furthermore, Executive Board members are allowed to participate in the option programmes for senior executives described in note 31.

The following remuneration was paid to the individual members of the Executive Board in 2004 (2003):

In €	Basic remuneration		Bonus		Annual change claim under option programmes (inherent value)		Other[3]		Total	
Wolfgang Mayrhuber[1]	600,000	(549,900)	620,500	(245,650)	-11,079	(11,079)	63,407	(44,283)	1,272,828	(850,912)
Dr. Karl-Ludwig Kley	450,000	(450,000)	365,000	(158,000)	-11,079	(11,079)	29,585	(33,650)	833,506	(652,729)
Stefan Lauer	450,000	(450,000)	365,000	(158,000)	-11,079	(11,079)	41,422	(31,031)	845,343	(650,110)
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber (until 18 Juni 2003)[2]	-	(343,278)	-	(212,915)	-	(-)	-	(2,379)	-	(558,572)
Actual remuneration for the financial year	**1,500,000**	**(1,793,178)**	**1,350,500**	**(774,565)**	**-33,237**	**(33,237)**	**134,414**	**(111,343)**	**2,951,677**	**(2,712,323)**
Reconciliation to remuneration booked:										
Expenses considered for bonus 2003 in 2004[4]	-	-	774,565	(-774,565)	-	-	-	-	774,565	(-774,565)
Additional expenses for bonus 2002 not provided for	-	-	-	(14,400)	-	-	-	-	-	(14,400)
Payment from option programme 2000 to Wolfgang Mayrhuber[5]	-	-	-	-	-	-	-	(24,849)	-	(24,849)
Expenses according to income statement in the financial year	**1,500,000**	**(1,793,178)**	**2,125,065**	**(14,400)**	**-33,237**	**(33,237)**	**134,414**	**(136,192)**	**3,726,242**	**(1,977,007)**

[1] Deputy chairman until 18 June 2003
[2] In addition, a further €397,168 included in current payments to former members of the Executive Board were paid in 2003
[3] Other remuneration includes in particular benefits in money's worth from the use of company cars, benefits from concessionary travel in accordance with applicable IATA regulations as well as attendance fees and daily allowances for work in the supervisory boards of subsidiaries
[4] The discretionary bonus was decided on for 2003 in April 2004
[5] Participation in the 2000 option programme took place before starting work as a member of the Executive Board

The members of the Executive Board hold the following shares in the current option programmes:

	Programme 2002		Programme 2003		Programme 2004	
	Number of shares purchased from own funds	Max. payment amount €	Number of shares purchased from own funds	Max. payment amount €	Number of shares purchased from own funds	Max. payment amount €
Wolfgang Mayrhuber	5,102	184,488	6,024	251,984	8,808	252,000
Dr. Karl-Ludwig Kley	5,102	184,488	1,609	67,304	1,835	52,500
Stefan Lauer	5,102	184,488	1,609	67,304	2,936	84,000

Lufthansa AG has set up provisions for pensions in the amount of €9.5m (€7.9m) included in provisions for pensions (cf. note 33) for pension commitments vis-à-vis members of the Executive Board.

Current payments to former members of the Executive Board and their surviving dependants amounted to €3.2m (€3.1m). The amount includes remuneration granted by subsidiary companies as well as benefits in money's worth and benefits from concessionary travel.

There are pension obligations with regard to former members of the Executive Board and their surviving dependants in the amount of €42.2m (€40.7m). These amounts are also included in provisions for pensions (cf. note 33).

Supervisory Board Remuneration

In financial year 2004, remuneration expenses for the Supervisory Board include fixed payments for work in the Supervisory Board of Lufthansa AG in the amount of T€509 (previous year: T€500). In addition to this, variable remuneration in the amount of T€112 accumulated. Variable remuneration depends on the dividend paid for the financial year. The amounts listed in the table on page 189 relate to the individual members of the Supervisory Board.

Other remuneration, mainly attendance fees and daily allowances, in the total amount of T€86 (previous year: T€51) accumulated, including benefits from concessionary travel in accordance with the applicable IATA regulations.

Furthermore, members of the Supervisory Board of Lufthansa AG holding a supervisory board seat with Group companies were paid T€51 (previous year: T€57) for their work.

Remuneration of Individual Supervisory Board Members 2004/2003

Name	**2004** Fixed remu-neration €	Remu-neration for committee work €	Variable remu-neration €	Total Super-visory Board remu-neration €	**2003** Fixed remu-neration €	Remu-neration for committee work €	Total Super-visory Board remu-neration €
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber, Chairman *(since 18 June 2003)*	60000	12500	15000	**87500**	32301	5384	**37685**
Frank Bsirske, Deputy Chairman	30,000	6,250	7,500	**43,750**	30,000	5,000	**35,000**
Dr. Josef Ackermann *(since 18 June 2003)*	20,000	–	5,000	**25,000**	10,767	–	**10,767**
Dr. Rolf-E. Breuer *(until 18 June 2003)*	–	–	–	**–**	9,233	–	**9,233**
Manfred Calsow *(since 18 June 2003)*	20,000	6,250	5,000	**31,250**	10,767	2,692	**13,459**
Dr. Gerhard Cromme	20,000	–	5,000	**25,000**	20,000	–	**20,000**
Michael Diekmann *(since 18 June 2003)*	20,000	6,250	5,000	**31,250**	10,767	2,692	**13,459**
Dipl. Vwt. Jürgen Erwert *(since 18 June 2003)*	20,000	–	5,000	**25,000**	10,767	–	**10,767**
Herbert Flickenschild *(until 18 June 2003)*	–	–	–	**–**	9,233	–	**9,233**
Peter Geisinger *(until 30 November 2004)*	18,306	–	4,577	**22,883**	20,000	2,308	**22,308**
Robert Haller *(since 18 June 2003)*	20,000	–	5,000	**25,000**	10,767	–	**10,767**
Ulrich Hartmann	20,000	6,250	5,000	**31,250**	20,000	5,000	**25,000**
Roland Issen *(until 18 June 2003)*	–	–	–	**–**	9,233	–	**9,233**
Steffen Kühhirt *(since 9 September 2004)*	6,230	–	1,557	**7,787**	–	–	–
Dr. Otto Graf Lambsdorff	20,000	–	5,000	**25,000**	20,000	–	**20,000**
Eckhard Lieb *(until 18 June 2003)*	–	–	–	**–**	9,233	–	**9,233**
Franz-Eduard Macht *(until 18 June 2003)*	–	–	–	**–**	9,233	2,308	**11,541**
Franz Ludwig Neubauer *(until 18 June 2003)*	–	–	–	**–**	9,233	–	**9,233**
Ilona Ritter *(until 30 June 2004)*	10,000	–	2,500	**12,500**	20,000	–	**20,000**
Willi Rörig	20,000	–	5,000	**25,000**	20,000	–	**20,000**
Dr. Klaus G. Schlede Chairman *(until 18 June 2003)*	20,000	12,500	5,000	**37,500**	38,466	14,616	**53,082**
Werner Schmidt *(since 18 June 2003)*	20,000	–	5,000	**25,000**	10,767	–	**10,767**
Jan G. Stenberg *(until 18 June 2003)*	–	–	–	**–**	9,233	–	**9,233**
Dr. Alfons Titzrath *(until 18 June 2003)*	–	–	–	**–**	9,233	2,308	**11,541**
Thomas von Sturm *(since 1 December 2004)*	1,694	–	423	**2,117**	–	–	–
Mirco A. Vorwerk *(since 18 June 2003)*	20,000	6,250	5,000	**31,250**	10,767	2,692	**13,459**
Patricia Windaus	20,000	–	5,000	**25,000**	20,000	–	**20,000**
Dr. Hans-Dietrich Winkhaus	20,000	–	5,000	**25,000**	20,000	–	**20,000**
Dr. Michael Wollstadt	20,000	6,250	5,000	**31,250**	20,000	5,000	**25,000**
Dr. Klaus Zumwinkel	20,000	–	5,000	**25,000**	20,000	–	**20,000**
Total	**446,230**	**62,500**	**111,557**	**620,287**	**450,000**	**50,000**	**500,000**

Miscellaneous

Pursuant to section 15a German Securities Trading Act, Executive Board and Supervisory Board members are obligated to disclose any purchase or sale of Lufthansa AG shares in an amount exceeding €5,000.00 (until 29 October 2004 in excess of €25,000.00). The application of the aforesaid provisions resulted in the following report:

	2004	2003
Wolfgang Mayrhuber	Purchase of 3,500 shares at a price of €8.52 on 13 August 2004	–
Dr. Karl-Ludwig Kley	–	–
Stefan Lauer	–	–

43 Compliance Statement under section 161 German Stock Corporation Act (AktG)

The statement of compliance required by section 161 German Stock Corporation Act (AktG) with regard to the German Corporate Governance Code has been made by the Executive Board and the Supervisory Board and provided to the shareholders via the Internet.

Cologne, 25 February 2005

Deutsche Lufthansa Aktiengesellschaft

The Executive Board

Independent Auditors' Report

We have audited the consolidated financial statements prepared by Deutsche Lufthansa Aktiengesellschaft, Cologne, for the financial year from 1 January to 31 December 2004, comprising balance sheet, income statement, statement of changes in equity, cash flow statement and the notes to the financial statements. The preparation and the contents of the consolidated financial statements in accordance with the International Financial Reporting Standards issued by the IASB (IFRS) are the responsibility of the Company's Executive Board. Our responsibility is to assess on the basis of our audit whether the consolidated financial statements comply with the IFRS.

We have conducted our group audit in accordance with German auditing standards, the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) as well as the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit in such a way as to obtain reasonable assurance about whether the consolidated financial statements are free of any material misstatements. Knowledge of the business activities and the economic and legal environment of the Group as well as evaluations of possible misstatements are taken into account in the determination of audit procedures. Performing an audit includes examining, on a test basis, the evidence supporting the amounts and disclosures in the consolidated financial statements. It also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements in compliance with the IFRS give a true and fair view of the net assets, financial position and results of operations of the Group and its cash flows in the financial year.

Our audit which, in accordance with German auditing standards, also covered the group management report prepared by the Company's Executive Board for the financial year from 1 January to 31 December 2004, has not led to any reservations. In our opinion, the management report provides, together with the other information contained in the consolidated financial statements, a fair understanding of the Group's position and suitably presents the risks to its future development. We also confirm that the consolidated financial statements and the group management report for the financial year from 1 January to 31 December 2004 meet the requirements for the Company to be exempted from the obligation to prepare consolidated financial statements and a group management report under German law.

Düsseldorf, 8 March 2005

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Pape	Dr. Husemann
Wirtschaftsprüfer	Wirtschaftsprüfer

Supervisory Board and Executive Board

Supervisory Board

Dr. Wolfgang Röller
Honorary Chairman of the Supervisory Board
Dresdner Bank AG,
Honorary Chairman

Members with voting rights

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber
Former Chairman of the Executive Board
Deutsche Lufthansa AG
Chairman

Frank Bsirske
Chairman of ver.di
Employee representative
Deputy Chairman

Dr. Josef Ackermann
Speaker of the Board of Managing Directors
Deutsche Bank AG

Manfred Calsow
Business economist
Employee representative

Dr. Gerhard Cromme
Chairman of the Supervisory Board
ThyssenKrupp AG

Michael Diekmann
Chairman of the Board of Management
Allianz AG

Dipl.-Vwt. Jürgen Erwert
Administrative staff member
Employee representative

Peter Geisinger
Captain, Employee representative
(until 30 November 2004)

Robert Haller
Administrative staff member
Employee representative

Ulrich Hartmann
Chairman of the Supervisory Board
E.ON AG

Steffen Kühhirt
Union Secretary ver.di
Employee representative
(from 9 September 2004)

Dr. Otto Graf Lambsdorff
Lawyer, Honorary President
of Deutsche Schutzvereinigung
für Wertpapierbesitz e.V.

Ilona Ritter
Union Secretary ver.di
Employee representative
(until 30 June 2004)

Willi Rörig
Administrative staff member
Employee representative

Dr. Klaus G. Schlede
Former Deputy Chairman
of the Executive Board
Deutsche Lufthansa AG

Werner Schmidt
Chairman of the Executive Board
Bayerische Landesbank

Thomas von Sturm
Captain
Employee representative
(from 1 December 2004)

Mirco A. Vorwerk
Purser, Chairman of UFO
Employee representative

Patricia Windaus
Flight attendant
Employee representative

Dr. Hans-Dietrich Winkhaus
Member of the Proprietors' Committee
Henkel KGaA

Dr. Michael Wollstadt
Administrative staff member
Employee representative

Dr. Klaus Zumwinkel
Chairman of the Board of Management
Deutsche Post AG

Supervisory Board Committees:

Nominating Committee
Dipl.-Ing. Dr. Ing. E. h.
Jürgen Weber (Chairman)
Frank Bsirske (Deputy Chairman)
Michael Diekmann
Mirco A. Vorwerk

Audit Committee
Dr. Klaus G. Schlede (Chairman)
Manfred Calsow
Ulrich Hartmann
Dr. Michael Wollstadt

Arbitration committee
Dipl.-Ing. Dr. Ing. E. h.
Jürgen Weber (Chairman)
Frank Bsirske (Deputy Chairman)
Michael Diekmann
Willi Rörig

Executive Board

Wolfgang Mayrhuber
Chairman of the Executive Board
and Chief Executive Officer

Dr. Karl-Ludwig Kley
Member of the Executive Board
Chief Financial Officer

Stefan Lauer
Member of the Executive Board
Chief Executive Aviation Services
and Human Resources

Other mandates of the Supervisory Board members of Deutsche Lufthansa AG

As of 31 December 2004 or date of retirement from the board respectively

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber
a) Allianz Lebensversicherungs-AG
Bayer AG
Deutsche Bank AG
Deutsche Post AG
Thomas Cook AG
(Chairman of the Supervisory Board)
Voith AG
b) Loyalty Partner GmbH[1]
(Chairman of the Supervisory Board)
Tetra Laval Group, Switzerland

Frank Bsirske
a) DAWAG – Deutsche Angestellten-Wohnungsbau AG
IBM Holding GmbH (Deputy Chairman of the Supervisory Board)
RWE AG (Deputy Chairman of the Supervisory Board)

Dr. Josef Ackermann
a) Bayer AG
Linde AG
Siemens AG

Manfred Calsow
a) Lufthansa Technik AG[1] (Deputy Chairman of the Supervisory Board)

Dr. Gerhard Cromme
a) Allianz AG
Axel Springer Verlag AG
E.ON AG
E.ON Ruhrgas AG
Hochtief AG
Siemens AG
ThyssenKrupp AG
(Chairman of the Supervisory Board)
Volkswagen AG
b) BNP Paribas S.A., France
Suez S.A., France

Michael Diekmann
a) Allianz Lebensversicherungs-AG[2]
(Chairman of the Supervisory Board)
Allianz Versicherungs-AG[2]
(Chairman of the Supervisory Board)
Allianz Global Investors AG[2]
(Chairman of the Supervisory Board)
BASF AG
Dresdner Bank AG[2]
(Chairman of the Supervisory Board)
Linde AG (Deputy Chairman of the Supervisory Board)
b) Assurances Générales de France[2]
(Vice President)
Riunione Adriatica di Sicurtà S.p.A.[2]
(Vice President)

Ulrich Hartmann
a) Deutsche Bank AG
E.ON AG
(Chairman of the Supervisory Board)
Hochtief AG
IKB Deutsche Industriebank AG
(Chairman of the Supervisory Board)
Münchener Rückversicherungs-Gesellschaft AG
b) ARCELOR, Luxembourg
(Board of Directors)
Henkel KGaA
(Proprietors' Committee)

Dr. Otto Graf Lambsdorff
a) D.A.S. Allgemeine Rechtsschutz-Versicherungs-AG
HSBC Trinkaus & Burckhardt KGaA
IVECO Magirus AG
(Chairman of the Supervisory Board)
NSM-Löwen Entertainment GmbH
(Chairman of the Supervisory Board)
(until 6 Dezember 2004)

Ilona Ritter
a) Lufthansa CityLine GmbH[1]
(until 30 June 2004)

Willi Rörig
a) Lufthansa Cargo AG[1] (Deputy Chairman of the Supervisory Board)

Dr. Klaus G. Schlede
a) Deutsche Postbank AG
Deutsche Telekom AG

Werner Schmidt
a) Deutsche Kreditbank AG[3]
Drees & Sommer AG (Deputy Chairman of the Supervisory Board)
Herrenknecht AG (Deputy Chairman of the Supervisory Board)
Jenoptik AG
Wieland-Werke AG
b) DekaBank Deutsche Girozentrale
(Board of Directors)
Landesbank Saar Girozentrale[3]
(Deputy Chairman of the Board of Directors)
LB (Swiss) Privatbank AG, Zurich[3]
(Chairman of the Board of Directors)
Liquiditäts-Konsortialbank GmbH
(Deputy Member of the Board of Directors)

Dr. Hans-Dietrich Winkhaus
a) BMW AG
Degussa AG
ERGO-Versicherungsgruppe AG
Schwarz-Pharma AG
(Chairman of the Supervisory Board)
b) Henkel KGaA
(Proprietors' Committee)

Dr. Klaus Zumwinkel
a) Deutsche Postbank AG[4]
(Chairman of the Supervisory Board)
Deutsche Telekom AG
(Chairman of the Supervisory Board)
KarstadtQuelle AG
b) Morgan Stanley, USA
(Board of Directors)

Mandates of the Executive Board members of Deutsche Lufthansa AG

Wolfgang Mayrhuber
a) BMW AG
Eurowings Luftverkehrs AG
LSG Lufthansa Service Holding AG[1]
Lufthansa Cargo AG[1]
Lufthansa CityLine GmbH[1]
(Chairman of the Supervisory Board)
Lufthansa Technik AG[1]
Thomas Cook AG
Münchener Rückversicherungs-Gesellschaft AG
b) HEICO Corp., Florida
(Board of Directors)

Dr. Karl-Ludwig Kley
a) Delvag Luftfahrtversicherungs-AG[1]
(Chairman of the Supervisory Board)
Gerling Allgemeine Versicherungs-AG
LSG Lufthansa Service Holding AG[1]
Lufthansa AirPlus Servicekarten GmbH[1]
(Chairman of the Supervisory Board)
Lufthansa Cargo AG[1]
Lufthansa Technik AG[1]
Merck KGaA
Thomas Cook AG
Vattenfall Europe AG
b) Amadeus Global Travel Distribution S.A., Madrid
(Board of Directors)
KG Allgemeine Leasing GmbH & Co.
(Board of Directors)

Stefan Lauer
a) LSG Lufthansa Service Holding AG[1]
(Chairman of the Supervisory Board)
Lufthansa Cargo AG[1]
(Chairman of the Supervisory Board)
Lufthansa Systems Group GmbH[1]
(Chairman of the Supervisory Board)
Lufthansa Technik AG[1]
(Chairman of the Supervisory Board)
b) AMECO Corp., Beijing (Deputy Chairman of the Board of Directors)
E.ON Academy GmbH
(Supervisory Board)
Landesbank Hessen-Thüringen Girozentrale (Board of Directors)
Lufthansa Flight Training GmbH[1]
(Chairman of the Supervisory Board)
Universitätsklinikum Marburg
(Supervisory Board)

a) Membership of supervisory boards required by law
b) Membership of comparable supervisory bodies at companies in Germany and abroad
[1] Company in which Deutsche Lufthansa AG has a controlling interest
[2] Company in which Allianz AG has a controlling interest
[3] Company in which Bayerische Landesbank has a controlling interest
[4] Company in which Deutsche Post AG has a controlling interest

Major Subsidiaries

Significant Subsidiaries as at 31 December 2004

Name, corporate domicile	Capital share	Voting right percentage	Equity in €m	Net profit/loss after taxes in €m
Passenger Business				
Air Dolomiti S.p.A. Linee Aeree Regionali Europee, Ronchi dei Legionari, Italy	100%	100%	51	24
Giulietta Aircraft Leasing Limited, Dublin, Ireland	0%	51%	0	0 SPE
GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 5 KG, Grünwald	100%	83%	-16	-3
GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 7 oHG, Grünwald	100%	67%	26	0
LLG Nord GmbH & Co. Bravo KG, Grünwald	100%	67%	-1	4
LLG Nord GmbH & Co. Charlie oHG, Grünwald	100%	67%	0	0
Lufthansa CityLine GmbH, Cologne	100%	100%	121	46
Lufthansa Leasing GmbH & Co. Alfa-Golf KG, Grünwald	100%	50%	-3	1
Lufthansa Leasing GmbH & Co. Alfa-Mike KG, Grünwald	100%	50%	-3	1
Lufthansa Leasing GmbH & Co. Alfa-November KG, Grünwald	100%	50%	-3	0
Lufthansa Leasing GmbH & Co. Alfa-Tango KG, Grünwald	100%	50%	-3	0
Lufthansa Leasing GmbH & Co. Bravo-Juliett KG, Grünwald	100%	50%	-3	0
Lufthansa Leasing GmbH & Co. Bravo-Mike KG, Grünwald	100%	50%	-3	0
Lufthansa Leasing GmbH & Co. Bravo-November KG, Grünwald	100%	50%	-3	0
Lufthansa Leasing GmbH & Co. Fox-Alfa oHG, Grünwald	100%	67%	5	1
Lufthansa Leasing GmbH & Co. Fox-Bravo oHG, Grünwald	100%	67%	5	1
Lufthansa Leasing GmbH & Co. Fox-Charlie oHG, Grünwald	100%	67%	5	1
Lufthansa Leasing GmbH & Co. Fox-Delta oHG, Grünwald	100%	67%	12	5
Lufthansa Leasing GmbH & Co. Fox-Echo oHG, Grünwald	100%	67%	12	5
Lufthansa Leasing GmbH & Co. Fox-Golf oHG, Grünwald	100%	67%	3	1
Lufthansa Leasing GmbH & Co. Fox-Hotel oHG, Grünwald	100%	67%	3	1
Lufthansa Leasing GmbH & Co. Fox-Quebec oHG, Grünwald	100%	67%	3	1
Lufthansa Leasing GmbH & Co. Fox-Romeo oHG, Grünwald	100%	67%	3	2
Lufthansa Leasing GmbH & Co. Fox-Sierra oHG, Grünwald	100%	67%	3	2
Lufthansa Leasing GmbH & Co. Fox-Tango oHG, Grünwald	100%	67%	3	2
Lufthansa Leasing GmbH & Co. Fox-Uniform oHG, Grünwald	100%	67%	3	2
Lufthansa Leasing GmbH & Co. Fox-Victor oHG, Grünwald	100%	67%	3	2
Lufthansa Leasing GmbH & Co. Fox-Yankee oHG, Grünwald	100%	67%	2	2
Lufthansa Leasing GmbH & Co. Golf-Lima oHG, Grünwald	100%	67%	2	2
Lufthansa Leasing GmbH & Co. Golf-Mike oHG, Grünwald	100%	67%	2	2
Lufthansa Malta Aircraft-Leasing Ltd, Luqa, Malta	100%	100%	0	0
Lufthansa Malta Holding Ltd, Valetta, Malta	100%	100%	0	0
Logistics				
cargo counts GmbH, Hattersheim	100%	100%	0	4
Jettainer GmbH, Raunheim	67%	67%	1	1
Lufthansa Cargo AG, Kelsterbach	100%	100%	356	37
Lufthansa Cargo Charter Agency GmbH, Kelsterbach	100%	100%	0	3
Lufthansa Leasing GmbH & Co. Echo-Zulu oHG, Grünwald	100%	67%	14	2
Lufthansa Leasing GmbH & Co. Fox-Whiskey oHG, Grünwald	100%	67%	0	0
Lufthansa Leasing GmbH & Co. Golf-India oHG, Grünwald	100%	67%	-1	-1
time:matters GmbH, Kelsterbach	100%	100%	0	5

SPE: Special Purpose Entities

... Significant Subsidiaries as at 31 December 2004

Name, corporate domicile	Capital share	Voting right percentage	Equity in €m	Net profit/loss after taxes in €m
MRO				
AirLiance Materials LLC, Wilmington, USA	50%	50%	9	2
BizJet International Sales & Support, Inc., Tulsa, USA	100%	100%	48	–1
Condor/Cargo Technik GmbH, Frankfurt/M.	100%	100%	2	7
Hamburger Gesellschaft für Flughafenanlagen mbH, Hamburg	100%	100%	193	11
Hawker Pacific Aerospace Inc., Sun Valley, USA	100%	100%	51	2
Hawker Pacific Aerospace Ltd., Hayes, Great Britain	100%	100%	0	–3
JASEN Grundstücksgesellschaft mbH & Co. oHG, Grünwald	100%	100%	–1	–1
Lufthansa A.E.R.O. GmbH, Alzey	100%	100%	17	3
Lufthansa Airmotive Ireland (Leasing) Ltd., Dublin, Ireland	100%	100%	3	1
Lufthansa Airmotive Ireland Holdings Ltd., Dublin, Ireland	100%	100%	37	7
Lufthansa Airmotive Ireland Ltd., Dublin, Ireland	100%	100%	42	3
Lufthansa Technik AG, Hamburg	100%	100%	352	172
Lufthansa Technik Aircraft Services Ireland Limited, Dublin, Ireland	100%	100%	4	3
Lufthansa Technik Immobilien- und Verwaltungsgesellschaft mbH, Hamburg	100%	100%	0	5
Lufthansa Technik Logistik GmbH, Hamburg	100%	100%	–2	5
Lufthansa Technik North America Holding Corp., Wilmington, USA	100%	100%	103	–3
Lufthansa Technik Objekt- und Verwaltungsgesellschaft mbH, Hamburg	100%	100%	0	–1
Lufthansa Technik Philippines, Inc., Manila, Philippines	51%	51%	49	2
Shannon Aerospace Ltd., Shannon, Ireland	100%	100%	59	4
Catering				
41/42 Bartlett (Pty) Ltd., Johannesburg, South Africa	100%	100%	–	–
AIRO Catering Services Eesti OÜ, Tallinn, Estland	54%	100%	3	1
AIRO Catering Services Sweden AB, Stockholm, Sweden	54%	54%	8	1
Capital Gain International (1986) Ltd., Hong Kong, Hong Kong	100%	100%	1	0
Consolidated Catering Services (China) Ltd., Hong Kong, Hong Kong	100%	100%	1	0
Feenagh Investments (Proprietary) Ltd., Johannesburg, South Africa	100%	100%	5	6
Inflight Catering (Pty) Ltd., Johannesburg, South Africa	100%	100%	0	0
LSG / Sky Chefs France S.A., Bobigny, France	100%	100%	–35	–7
LSG Asia GmbH, Kriftel	100%	100%	0	–1
LSG Catering China Ltd., Hong Kong, Hong Kong	100%	100%	2	0
LSG Catering Guam, Inc., Guam, USA	100%	100%	–1	0
LSG Catering Hong Kong Ltd., Hong Kong, Hong Kong	100%	100%	55	4
LSG Catering Saipan, Inc., Saipan, Micronesia	100%	100%	0	0
LSG Catering Thailand Ltd., Bangkok, Thailand	100%	100%	7	1
LSG Holding Asia Ltd., Hong Kong, Hong Kong	100%	100%	0	0
LSG Lufthansa Service Asia Ltd., Hong Kong, Hong Kong	100%	100%	40	1
LSG Lufthansa Service Cape Town (Pty) Ltd., Cape Town, South Africa	100%	100%	0	0
LSG Lufthansa Service Catering- und Dienstleistungsgesellschaft mbH, Neu-Isenburg	100%	100%	0	1
LSG Lufthansa Service Enterprises Ltd., Hong Kong, Hong Kong	100%	100%	0	0
LSG Lufthansa Service Europa/Afrika GmbH, Kriftel	100%	100%	–31	–83
LSG Lufthansa Service Guam, Inc., Guam, USA	100%	100%	5	0
LSG Lufthansa Service Holding AG, Neu-Isenburg	100%	100%	438	–441
LSG Lufthansa Service Saipan, Inc., Saipan, Micronesia	100%	100%	12	1

...Significant Subsidiaries as at 31 December 2004

Name, corporate domicile	Capital share	Voting right percentage	Equity in €m	Net profit/loss after taxes in €m
LSG Lufthansa Service USA, Corp., Wilmington, USA	100%	100%	–20	–15
LSG Sky Chefs Belgium N.V., Zaventem, Belgium	100%	100%	1	1
LSG Sky Chefs Building AB, Stockholm, Sweden	100%	100%	2	–1
LSG Sky Chefs Catering Logistics GmbH, Neu-Isenburg	100%	100%	1	12
LSG Sky Chefs Danmark A/S, Kastrup, Denmark	100%	100%	–10	29
LSG Sky Chefs Deutschland GmbH, Frankfurt/M.	100%	100%	11	–8
LSG Sky Chefs International, L.L.C., Wilmington, USA	100%	100%	–33	36
LSG Sky Chefs Korea Co Ltd., Seoul, Korea, South	80%	80%	28	7
LSG Sky Chefs Norge AS, Oslo, Norway	100%	100%	–1	12
LSG Sky Chefs S.p.A., Milan, Italy	100%	100%	2	3
LSG Sky Chefs Schweiz AG, Zurich, Switzerland	100%	100%	–2	1
LSG Sky Chefs Supply Chain Solutions, Inc., Irving, USA	100%	100%	–64	–11
LSG Sky Chefs Sverige AB, Stockholm, Sweden	100%	100%	–2	7
LSG Sky Chefs Taxfree AB, Sigtuna, Sweden	100%	100%	1	1
LSG Sky Chefs UK Ltd., London, Great Britain	100%	100%	7	–4
LSG Sky Chefs US Acquisition, Inc., Wilmington, USA	100%	100%	1,609	1
LSG Sky Chefs US Holding 2, Inc., Wilmington, USA	100%	100%	1,197	0
LSG Sky Chefs US Holding, Inc., Wilmington, USA	100%	100%	1,215	0
LSG Sky Chefs Verwaltungsgesellschaft mbH, Kriftel	100%	100%	614	0
LSG Sky Chefs/GCC Ltd., Feltham, Great Britain	50%	50%	7	3
LSG/Sky Chefs Europe Holdings Ltd., London, Great Britain	100%	100%	68	0
LSG-Airport Gastronomiegesellschaft mbH, Frankfurt/M.	100%	100%	2	1
LSG-Food & Nonfood Handel GmbH, Frankfurt/M.	100%	100%	1	–5
LSG-Hygiene Institute GmbH, Neu-Isenburg	100%	100%	0	0
LSG-Sky Food GmbH, Alzey	100%	100%	–1	3
Orderich Company Ltd., Hong Kong, Hong Kong	100%	100%	0	0
Riga Catering Service SIA, Riga, Latvia	32%	59%	1	1
Sky Chefs Barcelona S.A., Barcelona, Spain	100%	100%	5	–2
Sky Chefs Madrid S.A., Madrid, Spain	100%	100%	–6	–3
LSG Sky Chefs, Inc., Dover, USA	100%	100%	103	–128*

**The LSG Sky Chefs, Inc. group includes 40 consolidated companies (equity and net profit/loss after taxes of the consolidated group)*

...Significant Subsidiaries as at 31 December 2004

Name, corporate domicile	Capital share	Voting right percentage	Equity in €m	Net profit/loss after taxes in €m
IT Services				
Lufthansa Systems Aeronautics GmbH, Frankfurt/M.	100%	100%	5	-1
Lufthansa Systems Airline Services GmbH, Raunheim	100%	100%	1	7
Lufthansa Systems Americas, Inc., East Meadow, USA	100%	100%	-5	-1
Lufthansa Systems AS GmbH, Norderstedt	100%	100%	0	7
Lufthansa Systems Berlin GmbH, Berlin	100%	100%	2	3
Lufthansa Systems Business Solutions GmbH, Raunheim	100%	100%	-2	5
Lufthansa Systems Group GmbH, Kelsterbach	100%	100%	20	105
Lufthansa Systems Infratec GmbH, Kelsterbach	100%	100%	5	68
Lufthansa Systems Passenger Services GmbH, Kelsterbach	100%	100%	1	14
Lufthansa Systems Process Management GmbH, Neu-Isenburg	100%	100%	0	2
Service and Financial Companies				
Lufthansa AirPlus Servicekarten GmbH, Neu-Isenburg	100%	100%	12	12
Lufthansa Commercial Holding GmbH, Cologne	100%	100%	425	512
Lufthansa Flight Training GmbH, Frankfurt/M.	100%	100%	29	20
Lufthansa International Finance (Netherlands) N. V., Amsterdam, Netherlands	100%	100%	0	0
MARDU Grundstücks-Verwaltungsgesellschaft mbH & Co. oHG, Grünwald	100%	100%	-18	-8
MUSA Grundstücks-Verwaltungsgesellschaft mbH & Co. oHG, Grünwald	100%	100%	-7	-1
and five Fonds			879	18
Co-Strategy-ABS, Luxemburg, Luxemburg	100%	100%		SPE
DG Hawk Fonds, Frankfurt/M.	100%	100%		SPE
Fonds DB-Falcon, Frankfurt/M.	100%	100%		SPE
HI-EAGLE-Fonds, Frankfurt/M.	100%	100%		SPE
OP-Buzzard, Luxemburg, Luxemburg	100%	100%		SPE

SPE: Special Purpose Entities

...Significant Subsidiaries as at 31 December 2004

Name, corporate domicile of the companies in the LSG Sky Chefs, Inc. group	Capital share	Voting right percentage
Agencia de Servicios del Sur S. A., Puerto Montt, Chile	100%	100%**
Arlington Services de Mexico, S.A. de C.V., , Mexico	100%	100%**
Arlington Services Holding Corp., Wilmington, USA	100%	100%**
Arlington Services Panama S.A., Panama	100%	100%**
Arlington Services, Inc., Wilmington, USA	100%	100%**
Arlington Transition Corporation, Wilmington, USA	100%	100%**
Bahia Catering Ltda., Salvador, Brazil	95%	95%**
Caterair Airport Properties, Inc., Wilmington, USA	100%	100%**
Caterair Australia Pty Limited, Sydney, Australia	100%	100%**
Caterair Holdings Corporation, Wilmington, USA	2%	100%** SPE
Caterair In-Flight Services of V.I., Inc., Virgin Islands, USA	2%	100%**
Caterair International Corporation, USA	2%	100%**
Caterair International Japan Limited, Tokyo, Japan	2%	100%**
Caterair Portugal – Assistencia A Bordo, Lda., Sacavém, Portugal	27%	100%**
Caterair Services de Bordo e Hotelania S.A., Rio de Janeiro, Brazil	100%	100%**
Caterair Taiwan In-Flight Services Limited, Taiwan, Taiwan	100%	100%**
Catersuprimento de Refeicoes, Ltda., Brazil	100%	100%**
Cocina del Aire de Provincia, S.A. de C.V., Mexico	100%	100%**
Comercializadora de Services Limitada, Santiago de Chile, Chile	100%	100%**
Comisariato de Baja California, S.S. de C.V., Mexico	100%	100%**
Comisariatos Gorte, S.A. de C.V., Mexico	100%	100%**
Inversiones Turisticas Aeropuerto Panama, S.A., Panama	100%	100%**
LSG Sky Chefs de Venezuela C.A., Caracas, Venezuela	80%	80%**
LSG Sky Chefs New Zealand Limited, Wilmington, USA	100%	100%**
LSG Sky Chefs, Inc., Dover, USA	100%	100%**
LSG/Sky Chefs do Brasil Catering – Refeicoes Ltda., Brazil	100%	100%**
Marriott Export Services, C.A., Venezuela	80%	100%**
Marriott International Trade Services, C.A., Venezuela	80%	100%**
SC International Services, Inc., USA	100%	100%**
SC International Transportation Corporation, Dover, USA	100%	100%**
SCIS Air Security Corporation, Wilmington, USA	100%	100%**
ServCater International Ltda., Sao Paulo, Brazil	90%	90%**
Sky Chefs Argentine, Inc., Wilmington, USA	100%	100%**
Sky Chefs Canada Company, Toronto, Canada	100%	100%**
Sky Chefs Chile S.A., Santiago de Chile, Chile	100%	100%**
Sky Chefs De Mexico, S.A. de C.V., Mexico	100%	100%**
Sky Chefs de Panama, S.A., Panama City, Panama	100%	100%**
Sky Chefs International Corporation, Wilmington, USA	100%	100%**
Sky Chefs, Inc., Wilmington, USA	100%	100%**
Western Aire Chef, Inc., Wilmington, USA	100%	100%**

***included in the LSG Sky Chefs Inc., Dover, Delaware USA group's accounts*

SPE: Special Purpose Entities

Significant Joint Ventures as at 31 December 2004*

Name, corporate domicile	Capital share	Voting right percentage
Logistics		
Global Logistics System Europe Company for Cargo Information Services GmbH, Frankfurt/M.	46.85%	42.86%
Shanghai Pudong International Airport Cargo Terminal Co. Ltd., Shanghai, China	29.00%	22.22%
MRO		
Aircraft Maintenance and Engineering Corp., Beijing, China	40.00%	42.86%
Alitalia Maintenance Systems S.p.A., Rome, Italy	40.00%	40.00%
Leisure Travel		
Thomas Cook AG, Oberursel	50.00%	50.00%

Significant Associated Companies as at 31 December 2004*

Name, corporate domicile	Capital share	Voting right percentage
Passenger Business		
British Midland plc, Donington Hall, Great Britain	30.00%	30.00%
Eurowings Luftverkehrs AG, Nuremberg	49.00%	49.00%
MRO		
BELAC LLC, Wilmington, USA	20.00%	20.00%
HEICO Aerospace Holdings Corp., Hollywood, USA	20.00%	20.00%
Catering		
Aerococina S.A. de C.V., Mexico City, Mexico	49.00%	49.00%
Airest Restaurant- und Hotelbetriebsgesellschaft mbH, Vienna, Austria	30.00%	30.00%
Airport Restaurants Ltd., Barbados, Barbados	49.00%	49.00%
Antigua Catering Services Ltd., Antigua, Antigua and Barbuda	49.00%	49.00%
Barbados Flight Kitchen Ltd., Barbados, Barbados	49.00%	49.00%
CateringPor – Catering de Portugal, S.A., Portugal	49.00%	49.00%
China Air Catering Ltd., Hong Kong, Hong Kong	50.00%	50.00%
CLS Catering Services Ltd., Vancouver, Canada	40.00%	40.00%
Cocina de Vuelos S.A. de C.V., El Salvador	49.00%	49.00%
Hong Kong Beijing Air Catering Ltd., Hong Kong, Hong Kong	45.00%	45.00%
Hong Kong Shanghai Air Catering Ltd., Hong Kong, Hong Kong	45.00%	45.00%
Inflight Holdings (Cayman) Ltd., San Salvador, Cayman Islands	49.00%	49.00%
Jamestown Investments Ltd., Hong Kong, Hong Kong	37.50%	37.50%
LSG Lufthansa Service Hong Kong Ltd., Hong Kong, Hong Kong	38.12%	38.12%
LSG Sky Chefs (Thailand) Ltd., Bangkok, Thailand	30.00%	25.00%
Nanjing Lukou International Airport LSG Catering Co Ltd., Nanjing, China	40.00%	40.00%
Sancak Havacilik Hizmetleri A.S., Istanbul, Turkey	50.00%	50.00%
Siam Flight Services Ltd., Bangkok, Thailand	49.00%	49.00%
St. Lucia Catering Services Ltd., St. Lucia, St. Lucia	49.00%	49.00%
St. Thomas Catering Corp., USA	33.00%	33.00%
Versair In-Flight Services Ltd., Jamaica	24.00%	24.00%
Xian Eastern Air Catering Co. Ltd, Xian, China	30.00%	28.57%
ZAO Aeromar, Moscow, Russia	49.00%	49.00%

**Included at equity*

Ten-year Statistics

		2004	2003
Consolidated income statement[1]			
Revenue[2]	€m	**16,965**	15,957
Result			
Operating result[3]	€m	**383**	36
Profit/loss from operating activities	€m	**1,004**	-147
Profit/loss from ordinary activities[4]	€m	**591**	-785
Profit/loss before taxes	€m	**591**	-785
Taxes	€m	**183**	193
Net profit/loss for the period[5]	€m	**404**	-984
Main cost items			
Staff costs	€m	**4,813**	4,612
Fees and charges	€m	**2,542**	2,290
Fuel for aircraft	€m	**1,819**	1,352
Depreciation, amortisation and impairment	€m	**1,112**	1,930
Net interest	€m	**-331**	-341
Consolidated balance sheet[1]			
Asset structure			
Non-current assets	€m	**11,234**	10,885
Current and other assets	€m	**6,836**	5,847
of which liquid assets	€m	**3,788**	2,721
Capital structure			
Shareholders' equity[6]	€m	**3,974**	2,653
of which issued capital[7]	€m	**1,172**	977
of which reserves	€m	**2,398**	2,660
of which profit/loss for the period	€m	**404**	-984
Minority interest	€m	**40**	43
Dept[8]	€m	**14,056**	14,036
of which retirement benefit obligations	€m	**4,132**	4,327
of which liabilities[9]	€m	**3,306**	3,240
Total assets	€m	**18,070**	16,732
Other financial data Lufthansa Group[1]			
Capital expenditure	€m	**1,783**	1,155
of which on tangible and intangible assets	€m	**1,647**	992
of which on financial assets	€m	**136**	163
Cash flow[10]	€m	**1,881**	1,581
Indebtedness			
gross	€m	**3,370**	3,312
net	€m	**-418**	591
Deutsche Lufthansa AG			
Net profit/loss for the year	€m	**265**	-1,223
Accumulated losses	€m	**–**	–
Transfers to/withdrawals from reserves	€m	**-128**	1,223
Dividends proposed/paid	€m	**137**	–
Dividends per share proposed/paid[11]	€	**0.30**	–

2002	2001	2000	1999*	1998*	1997*	1996*	1995*
16,971	16,690	15,200	12,795	11,737	11,049	10,667	10,175
718	28	1,042	723	1,060	841	–	–
1,592	– 316	1,482	1,012	1,455	1,090	345	428
952	– 745	1,215	1,003	1,269	894	351	387
952	– 745	1,215	1,003	1,269	894	351	836
230	– 140	529	363	537	342	65	81
717	– 633	689	630	732	551	285	755
4,660	4,481	3,625	3,232	2,867	2,823	2,943	2,761
2,239	2,311	2,250	2,095	1,930	1,844	1,995	1,868
1,347	1,621	1,499	908	864	948	912	747
1,243	1,714	1,022	933	866	862	710	696
– 415	– 398	– 256	– 219	– 196	– 280	– 45	– 63
12,103	13,244	11,082	9,672	8,713	7,948	6,396	6,368
7,034	4,962	3,728	3,215	3,579	3,712	3,161	3,050
3,638	1,182	970	778	1,667	1,859	958	1,098
4,125	3,498	4,114	3,691	3,304	2,691	2,737	2,528
977	977	977	977	976	976	976	976
2,431	3,154	2,448	2,084	1,596	1,164	1,656	1,444
717	– 633	689	630	732	551	98	98
47	30	51	42	10	3	7	10
14,965	14,678	10,645	9,154	8,978	8,966	6,820	6,890
4,020	3,701	3,354	2,993	2,760	2,578	1,875	1,689
4,713	4,446	2,408	2,300	2,375	2,988	–	–
19,137	18,206	14,810	12,887	12,292	11,660	9,557	9,418
880	2,979	2,446	1,938	1,898	1,209	1,016	698
646	2,549	1,769	1,338	1,669	1,036	831	594
234	430	677	600	229	173	185	104
2,312	1,736	2,140	809	1,860	1,997	1,248	1,269
4,771	4,995	2,444	2,320	2,404	3,043	1,690	2,108
1,133	3,812	1,475	1,542	737	1,185	732	1,010
1,111	– 797	445	402	401	441	98	98
– 797	–	–	–	–	–	–	–
– 85	–	– 216	– 188	– 187	– 266	0	0
229	–	229	215	215	176	98	98
0.60	–	0.60	0.56	0.56	0.46	0.26	0.26

		2004	2003
Operational ratios Lufthansa Group[1]			
Profit/loss-revenue ratio (profit/loss from ordinary activities[4]/revenue[2])	per cent	**3.5**	-4.9
Return on total capital (profit/loss from ordinary activities[4] plus interest on debt/total assets)	per cent	**6.1**	-1.6
Return on equity (net profit/loss for the period[5]/shareholders' equity[6])	per cent	**10.2**	-37.1
Return on equity (profit/loss from ordinary activities[4]/shareholders' equity[6])	per cent	**14.9**	-29.6
Equity ratio (shareholders' equity[6]/total assets)	per cent	**22.0**	15.9
Gearing (net indebtedness plus retirement benefit obligations/shareholders' equity[6])	[15] per cent	**93.5**	185.4
Net indebtedness total assets ratio	per cent	**-2.3**	3.5
Internal financing ratio (cash flow[10]/capital expenditure)	per cent	**105.5**	136.9
Net indebtedness – cash flow[10] ratio	per cent	**-22.2**	37.4
Revenue efficiency (cash flow[10]/revenue[2])	per cent	**11.1**	9.9
Net working capital (current assets less short-term debt)	€bn	**0.9**	-0.3
Personnel ratios			
Annualised average employee total		**92,743**	94,798
Revenue[2]/employee	€	**182,925**	168,326
Staff costs/revenue[2]	per cent	**28.4**	28.9
Output data Lufthansa Group[13]			
Total available tonne-kilometres	millions	**25,950.3**	23,237.3
Total revenue tonne-kilometres	millions	**18,445.0**	16,226.5
Overall load factor	per cent	**71.1**	69.8
Available seat-kilometres	millions	**140,647.7**	124,026.6
Revenue passenger-kilometres	millions	**104,063.7**	90,708.2
Passenger load factor	per cent	**74.0**	73.1
Passengers carried	millions	**50.9**	45.4
Paid passenger tonne-kilometres	millions	**10,484.0**	9,137.9
Freight/mail	t	**1,752,900**	1,580,430
Freight/mail tonne-kilometres	millions	**7,961.0**	7,088.6
Number of flights[14]		**647,785**	543,549
Flight kilometres	millions	**798.7**	703.6
Aircraft utilisation (block hours)		**1,351,932**	1,172,034
Aircraft in service		**377**	382

The figures differ slightly from those published earlier, since they have been rounded off to the nearest million in euros

* *Figures are converted from DM into euros*

[1] *As from the 1997 financial year the financial statements are prepared according to the International Financial Reporting Standards (IFRS). Previous years' figures are therefore not comparable*

[2] *The figure for 1998 has been adjusted for the changed allocation of commission payments*

[3] *Before 1997 operating results were not revealed*

[4] *Up to 1995 before net changes in special items with an equity portion*

[5] *Up to 1996 before withdrawal from/transfer to retained earnings and before minority interest*

[6] *Up to 1995 including the equity portion of special items and up to 1996 including minority interest*

[7] *Capital increase by €195,379,200 (76,320,000 shares) in 2004*

[8] *Up to 1995 including the debt portion of special items*

[9] *Prior to 1997 liabilities were not shown separately as a sub-item of overall debt*

2002	2001	2000	1999*	1998*	1997*	1996*	1995*
5.6	- 4.5	8.0	7.8	10.8	8.1	3.3	3.8
7.9	- 1.4	10.7	10.3	13.0	10.9	4.9	5.7
17.4	- 18.1	16.7	17.1	22.2	20.5	10.4	12.1[12)]
23.1	- 21.3	29.5	27.2	38.4	33.2	12.8	15.3
21.6	19.2	27.8	28.7	26.9	23.1	28.6	26.8
124.9	214.8	117.4	122.9	105.8	139.8	95.3	106.8
5.9	20.9	10.0	12.0	6.0	10.2	7.7	10.8
262.7	58.3	87.5	41.8	98.0	165.2	122.8	181.8
49.0	219.6	68.9	190.6	39.6	59.3	58.7	79.6
13.6	10.4	14.1	6.3	15.8	18.1	11.7	12.5
- 0.4	- 1.5	- 1.0	- 1.1	- 0.2	0.2	1.7	1.2
94,135	87,975	69,523	66,207	54,867	55,520	57,999	57,586
180,284	189,713	218,633	193,258	213,917	199,009	183,917	176,692
27.5	26.8	23.8	25.3	24.4	25.5	27.6	27.1
22,755.6	23,941.3	23,562.8	21,838.8	20,133.6	19,324.6	20,697.5	19,983.2
16,080.8	16,186.9	16,918.0	15,529.1	14,170.4	13,620.9	14,532.8	14,063.1
70.7	67.6	71.8	71.1	70.4	70.5	70.2	70.4
119,876.9	126,400.4	123,800.8	116,383.3	102,354.4	98,750.0	116,183.1	112,147.2
88,570.0	90,388.5	92,160.4	84,443.1	74,668.4	70,581.4	81,716.3	79,085.3
73.9	71.5	74.4	72.6	73.0	71.5	70.3	70.5
43.9	45.7	47.0	43.8	40.5	37.2	41.4	40.7
8,922.8	9,105.4	9,251.9	8,458.3	7,474.1	7,071.1	8,084.8	7,828.4
1,624,983	1,655,870	1,801,817	1,745,306	1,702,733	1,703,657	1,684,729	1,576,210
7,158.0	7,081.5	7,666.1	7,070.7	6,696.3	6,548.0	6,448.0	6,234.7
517,922	540,674	550,998	655,589	618,615	596,456	595,120	580,108
668.1	687.9	678.0	668.7	636.4	614.6	720.5	659.0
1,112,062	1,157,982	1,154,442	1,092,893	1,010,897	963,675	1,000,723	1,070,238
34	345	331	306	302	286	314	314

10) Calculated as net cash from operating activities as per cash flow statement, up to 1996 financial cash flow

11) In 1996 the face value of the shares was diluted to €2.56; previous years' figures were adjusted

12) Net profit less extraordinary result

13) Since 1997 Condor is no longer included, from 2003 including Air Dolomiti

14) From 2000 number of flights includes only "real flights" The discontinuation of ground transports particularly by Lufthansa Cargo has led to marked divergences compared to previous years

15) Since 2004 net indebtedness plus retirement benefit obligations; previous years adjusted

Glossary

Aviation terminology

Block time: The time from the moment an aircraft leaves its parking position ("off-blocks time") to taxi to the runway for take-off until it comes to a complete standstill at its final parking position at the destination airport ("on blocks").

Overall load factor/Passenger load factor: The percentage of available capacity utilised. The overall load factor denotes how much of its total capacities (both seating and cargo) an airline has sold. The passenger load factor indicates the percentage of seats sold in proportion to those available.

Seat kilometre/tonne-kilometre: Standard output unit for air transport. A revenue seat/passenger-kilometre (RPK) denotes one fare-paying passenger transported one kilometre. A revenue tonne-kilometre (TKT) denotes one tonne of load (passengers and/or cargo) transported one kilometre.

Wet lease/wet charter: The leasing of aircraft inclusive of cockpit and cabin crews.

Yield: Return per unit of output. The yield shows the average revenue per revenue passenger/seat-kilometre or revenue tonne-kilometre. It can also show average revenue for traffic volumes – for example per passenger carried or per kilometre flown.

Financial terminology

Cash flow: A measure of a company's financial and earnings potential. It is calculated as the difference between the inflow and outflow of cash and cash equivalents during the financial year (see "Cash Flow Statement" page 133).

Cash Value Added (CVA): A measure of asset creation. It is derived from cash flow and determines the shareholder value of a business unit – or net earnings after deduction of capital costs (see "Group Management Report" page 114).

Corporate governance: The term "corporate governance" denotes the responsible management and supervision of a company. Corporate governance standards were established to make the management structures of internationally active companies more transparent for investors. For German companies the German Corporate Governance Code was established. All listed German companies are legally obliged to issue a compliance statement each year.

D-Check: The D-Check is the most comprehensive overhaul in an aircraft's lifetime. The aircraft is taken apart and every individual component inspected in minute detail and, where necessary, renewed. By analogy with the technical name given to the general overhaul of an aircraft, the "D-Check" project launched in June 2001 subjected all the Lufthansa Group's operations to critical scrutiny. The project was concluded on 15 February 2004. Instead of the envisaged cash flow improvement of €1.1bn, it actually generated a total of €1.6bn.

Deferred taxes: Tax charges and accruals allocated for payment in a later financial year. Deferred taxes reflect the temporary differences between assets and liabilities recognised for financial reporting purposes and such amounts recognised for income tax purposes.

Directors' dealings: Transactions by members of a company's executive or supervisory board or their family members involving "their" company's securities. Under German law, any such dealings must be disclosed if they exceed €5,000 within a calendar year.

EBIT: A financial indicator denoting earnings before interest and taxes.

EBITDA: A financial indicator denoting earnings before interest, tax, depreciation and amortisation on tangible and financial assets and on securities held as current assets as well as amortisation on goodwill from equity method investments.

Equity method: An accounting method to determine income derived from a company's investment in associated companies or joint ventures. Under the equity method, investment income equals a share of net income proportional to the size of the equity investment.

Equity ratio: A financial measure showing the share of equity or own capital and reserves as a proportion of total assets.

Gearing: A financial indicator expressing the ratio of net debt plus on-balance-sheet retirement benefit obligations to shareholders' equity.

Goodwill amortisation: A method of depreciating the amount paid for goodwill on the acquisition of a new business. Goodwill is an intangible asset reflecting a company's market position, brand, know-how and image. It is assessed by determining the difference between the present value of the company's assets/debts and the price paid to acquire the company. It is amortised using the straight-line method over its estimated useful life.

Group of consolidated companies: Those subsidiaries in the Group which are included in the Group's consolidated financial statements. Usually the consolidating entity owns the majority of the subsidiary's equity.

Impairment loss: While depreciation (amortisation) is the systematic allocation of the depreciable amount of an asset over its useful life, an impairment loss occurs when the recoverable amount of an asset declines below its carrying amount. The recoverable amount is the higher of an asset's net selling price and its value in use.

Internal financing ratio: A financial indicator showing the ratio of investments financed from cash flow.

Net indebtedness: A financial indicator showing long-term financial debt less liquid funds and current asset securities.

Operating result: A profit term denoting the profit from operating activities less book profits (and losses), write-back (or allocation of provisions), currency losses on valuation at the balance sheet date of long-term financial liabilities, and other periodic expenses and income.
(See page 110 of the Annual Report.)

Profit-revenue ratio: Indicates the ratio of gross profit from ordinary activities to revenues.

Retained earnings: Allocation of retained profits to shareholders' equity for the purpose of strengthening a company's financial base.

Return on equity: A financial term indicating the ratio of net profit to shareholders' equity.

Traffic revenue: Earnings from flight operations. They include revenues from transporting passengers and cargo as well as related ancillary services.

VBL: (Abbreviation for Versorgungsanstalt des Bundes und der Länder). State insurance fund which entitles public service employees to receive a supplementary retirement pension. All employees who joined the group before 1995 were also entitled to benefits under the VBL scheme because Lufthansa was majority-owned by the German government. With privatisation Lufthansa withdrew from the VBL scheme and committed itself in a collective bargaining agreement to providing staff with pension benefits equivalent to those provided by the VBL fund. For new staff recruited from 1995 onwards a contribution-based company pension scheme was set up. In summer 2003 Lufthansa replaced the existing non-contributory supplementary pension arrangements modelled on the VBL scheme for ground and cabin staff and in December 2004 for cockpit crews with the company pension scheme. Lufthansa now has a uniform Group-wide contribution-defined corporate pension scheme.

Working capital: A financial calculation that is equal to a company's current assets minus its current liabilities.

Contact

Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2-6, 50679 Cologne
Tel.: +49 221 826-24 44 or +49 69 696-9 43 56
Fax: +49 221 826-22 86 or +49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Erika Laumer
Ralph Link
Axel Pfeilsticker
Lufthansa Base, 60546 Frankfurt/Main
Tel.: +49 69 696-2 86 89, -64 70 or -9 09 97
Fax: +49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports can be ordered
via our Order Form on the Internet or from:
Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Str. 2-6, 50679 Cologne
Tel.: +49 221 826-39 92 or -26 31
Fax: +49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Latest financial information on the Internet:
www.lufthansa-financials.com

Editorial information

Published by
Deutsche Lufthansa AG, Von-Gablenz-Str. 2-6, 50679 Cologne
Entered in the Commercial Register of Cologne District Court under HRB 2168

Editorial staff: Ulrike Schlosser (Editor), Elisabeth Heidan,
Deutsche Lufthansa AG, Investor Relations

Translation: Peter Underwood, Frankfurt; Anthony Palgrave, Cologne;
Vivien Smith, Cologne; Gisela Voss, Frankfurt

Photos: Frieder Blickle, Hamburg

Layout and production: Koch Mediendesign GmbH, Cologne;
Ulrich Voßnacke, Deutsche Lufthansa AG, Cologne;

Printed by: Broermann Offset Druck GmbH, Troisdorf

Cover printing: Thomas-Gruppe, Gelsenkirchen

Printed in Germany
ISSN 1616-0231

This Annual Report is also available on CD-ROM, in both German and English.

The Lufthansa Annual Report 2004 is a translation of the
original German Lufthansa Geschäftsbericht 2004.
Please note that only the German version is legally binding.

Financial Data 2005/06

2005

11 May	Release of Interim Report January–March 2005
25 May	Annual General Meeting Cologne
26 May	Payment of Dividend
10 August	Release of Interim Report January–June 2005
10 November	Press Conference and Analysts' Conference on Interim Report January–September 2005

2006

23 March	Press Conference and Analysts' Conference on 2005 result
11 May	Release of Interim Report January–March 2006
17 May	Annual General Meeting Cologne
27 July	Release of Interim Report January–June 2006
26 October	Press Conference and Analysts' Conference on Interim Report January–September 2006

www.lufthansa.com
www.lufthansa-financials.com